Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
MINERA ANDES INC.

to be held on January 19, 2012

and

NOTICE OF APPLICATION TO THE COURT OF QUEEN’S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

MINERA ANDES INC.

and

US GOLD CORPORATION

and

MCEWEN MINING — MINERA ANDES ACQUISITION CORP.

and

THE SECURITYHOLDERS OF MINERA ANDES INC.

Dated December 13, 2011

These materials are important and require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they describe, please consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

December 13, 2011

Dear Shareholders of Minera Andes Inc.:

The Board of Directors (the “Board”) of Minera Andes Inc. (“Minera Andes” or the “Corporation”) invites you to attend a special meeting of the holders (the “Minera Shareholders”) of common shares (“Minera Shares”) of Minera Andes to be held at 4:45 p.m. (Toronto time) on January 19, 2012 at One King West Hotel & Residence, The Austin Gallery, 12th Floor, 1 King Street West, Toronto, Ontario, Canada (the “Meeting”). At the Meeting, Minera Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) approving a business combination involving US Gold Corporation (“US Gold”), McEwen Mining — Minera Andes Acquisition Corp. (“Exchangeco”) (a subsidiary of US Gold) and Minera Andes, pursuant to which US Gold will, through Exchangeco, acquire all of the issued and outstanding Minera Shares by way of plan of arrangement (the “Arrangement”) and Minera Andes will become an indirect wholly-owned subsidiary of US Gold.

US Gold is a precious metals exploration stage company engaged in the business of acquiring, exploring and developing mineral properties in the U.S. and Mexico.  US Gold’s common stock (the “US Gold Shares”) is listed on the TSX and the NYSE under the symbol “UXG”.  Pursuant to the Arrangement, each Minera Share will entitle the holder to receive 0.45 of an exchangeable share (“Exchangeable Shares”) in the capital of Exchangeco (the “Exchange Ratio”).  The Exchangeable Shares will be substantially the voting and economic equivalent of US Gold Shares.  The Exchangeable Shares will have voting rights, dividend entitlements and other attributes corresponding to the US Gold Shares and each Exchangeable Share will be exchangeable for US Gold Shares on a one-for-one basis at the option of the holder and in certain other circumstances.  Each outstanding Minera Andes stock option will be converted into an option to acquire US Gold Shares at a ratio of 0.45 of a US Gold Share for each Minera Share underlying the option and generally at an exercise price per US Gold Share equal to the exercise price per share of such Minera Andes option divided by 0.45.  The expiry date and vesting terms of each Minera Andes stock option will be unchanged as a result of the Arrangement.

The Exchangeable Shares provide an opportunity for Canadian resident holders of Minera Shares to obtain full or partial deferral of capital gains for Canadian federal income tax purposes, as described in the attached information circular which accompanies this letter (the “Information Circular”) under the heading “Material Canadian Federal Income Tax Considerations”.  U.S. resident holders of Minera Shares may also benefit from tax deferred treatment as described in the Information Circular under the heading “Material U.S. Federal Income Tax Considerations”.

We believe that the combination of Minera Andes and US Gold will create a larger, financially stronger, diversified precious metals mining and exploration company with substantial initial cash resources, a strong balance sheet and expanded growth opportunities. We believe that the business combination will create superior value from a larger and more diversified asset base, stronger financial position and enhanced capital markets profile. We further believe that the growth prospects for Minera Shareholders are greater through the business combination than Minera Andes could achieve on its own.

To be effective, the Arrangement Resolution must be approved by: (i) not less than 66 2/3% of the votes cast on the Arrangement Resolution by the Minera Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by the Minera Shareholders present in person or represented by proxy at the Meeting, after excluding the votes of “interested parties”, “related parties” of those interested parties and any joint actors of either, in each case, as required by applicable Canadian securities laws. Completion of the Arrangement is also subject to certain other conditions including approval by the TSX, the NYSE, the Court of Queen’s Bench of Alberta and US Gold stockholders.  If such approvals are obtained and the other conditions to the completion of the Arrangement are satisfied or waived, it is expected that the Arrangement will be completed as soon as possible after the Meeting.

After careful consideration, the Board has determined that the Arrangement is fair to Minera Shareholders and is in the best interest of Minera Andes. In making its determination, the Board took into account, among other things, the recommendation from a special committee of independent directors established to consider the Arrangement (the “Special Committee”), as well as a formal valuation of Minera Shares and US Gold Shares and a fairness opinion, each prepared by the Special Committee’s financial advisor, RBC Dominion Securities Inc., a member company of RBC Capital Markets (“RBC”).  The fairness opinion concluded that as of the date thereof, the Exchange Ratio is fair, from a financial point of view, to the Minera Shareholders (excluding Robert McEwen, the Chairman and Chief Executive Officer and largest shareholder of each of Minera Andes and US Gold). The Board unanimously (with Mr. McEwen abstaining) recommends that the Minera Shareholders vote in favor of the Arrangement.

The directors and officers of the Corporation intend to vote their Minera Shares FOR the Arrangement Resolution. The directors and officers of Minera Andes and US Gold, including Mr. McEwen, together holding approximately 32% of the outstanding Minera Shares and 22% of the outstanding US Gold Shares (in each case, on a fully diluted basis), entered into voting agreements with Minera Andes and US Gold pursuant to which they have agreed, among other things, to vote their Minera Shares and US Gold Shares in favour of the Arrangement.

The Information Circular contains a detailed description of the Arrangement as well as detailed information regarding Minera Andes and US Gold and certain pro forma financial information regarding US Gold after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and information relating to the potential tax consequences of a Minera Shareholder exchanging his or her Minera Shares for Exchangeable Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax, legal or other professional advisors.

Your vote is important regardless of the number of Minera Shares you own. If you are a registered Minera Shareholder, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by not later than 4:45 p.m. (Toronto time) on January 17, 2012, to ensure that your Minera Shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your Minera Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Minera Shares at the Meeting. If you have questions, you may contact Minera Andes’ proxy solicitation agent, Kingsdale Shareholder Services Inc., by toll-free telephone in North America at 1-866-581-1513, collect call outside North America at 1-416-867-2272 or by email at contactus@kingsdaleshareholder.com.

If you are a registered Minera Shareholder, please complete the enclosed Letter of Transmittal in accordance with the instructions included, sign it and return it to Computershare Investor Services Inc. (“Computershare”) in the envelope provided, together with the share certificates representing your Minera Shares. The Letter of Transmittal contains complete instructions on how to exchange the share certificate(s) representing your Minera Shares and receive a Direct Registration Advice representing your Exchangeable Shares. You will not receive your Direct Registration Advice representing your Exchangeable Shares until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal, and the share certificate(s) representing your Minera Shares to Computershare. If your Minera Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions. Please see the accompanying Information Circular and the enclosed Letter of Transmittal for more information with respect to the Direct Registration Advice that will represent the Minera Shares.

I would like to thank all Minera Shareholders in advance for their support as Minera Andes proceeds with this important step.

Yours very truly,

“Michael L. Stein”

Michael L. Stein
Chairman of the Special Committee

MINERA ANDES INC.

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of the holders (the “Minera Shareholders”) of common shares (“Minera Shares”) of Minera Andes Inc. (“Minera Andes” or the “Corporation”) will be held at 4:45 p.m. (Toronto time) on January 19, 2012 at One King West Hotel & Residence, The Austin Gallery, 12th Floor, 1 King Street West, Toronto, Ontario, Canada, for the following purposes:

(a)                                  to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta granted December 8, 2011 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Information Circular”), approving a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), involving Minera Andes, US Gold Corporation, McEwen Mining — Minera Andes Acquisition Corp. and the securityholders of Minera Andes, all as more particularly described in the Information Circular; and

(b)                                 to transact any such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Minera Shareholders are referred to the Information Circular for more detailed information with respect to the foregoing matters to be considered at the Meeting.

The Information Circular which accompanies this notice is the guide to the business to be considered at the Meeting and includes the full text of the Arrangement Resolution and the Interim Order, attached thereto as Appendix “A” and Appendix “B”, respectively.

The Board of Directors of Minera Andes has fixed December 12, 2011 as the record date for determining Minera Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. To the extent that a person transfers ownership of any Minera Shares after that date and the transferee of such Minera Shares establishes ownership of such Minera Shares and requests, not later than ten days before the Meeting, to be included in the list of Minera Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Minera Shares at the Meeting.

Registered Minera Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy to Computershare Investor Services Inc., Attention Proxy Department by mail or personal delivery to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax to 1-866-249-7775, in either case, prior to 4:45 p.m. (Toronto time) on January 17, 2012 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to such adjourned or postponed meeting.  Non-registered Minera Shareholders receiving these materials through their broker or other intermediary should complete and return the voting instruction form provided to them by their broker or other intermediary in accordance with the instructions provided therein. Failure to do so may result in a holder’s Minera Shares not being voted at the Meeting.

Pursuant to the Interim Order, registered Minera Shareholders are entitled to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Minera Shares in accordance with the provisions of section 191 of the ABCA, as modified or supplemented by the Interim Order. This right is described in detail in the accompanying Information Circular under the heading “Rights of Dissent”. Failure to comply strictly with the dissent procedures described in the Information Circular may result in the loss of any right of dissent.  Beneficial owners of Minera Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered Minera Shareholders are entitled to dissent.  Accordingly, a beneficial owner of Minera Shares who desires to exercise rights of dissent must

1

make arrangements for the Minera Shares beneficially owned by such holder to be registered in the holder’s name prior to the time written objection to the Arrangement Resolution is required to be received by Minera Andes or, alternatively, make arrangements for the registered holder of such Minera Shares to dissent on the holder’s behalf.

DATED at the City of Toronto, Ontario, this 13th day of December, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

MINERA ANDES INC.

“Michael L. Stein”

Michael L. Stein
Chairman of the Special Committee

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TABLE OF CONTENTS

GLOSSARY OF TERMS	1
MANAGEMENT INFORMATION CIRCULAR	10
Caution Regarding Forward-Looking Information	11
Information for U.S. Shareholders	12
Technical Information	13
Cautionary Note to U.S. Investors Concerning Resource and Reserve Estimates	13
Currency Presentation and Financial Principles	14
QUESTIONS AND ANSWERS	15
SUMMARY	20
GENERAL PROXY MATTERS	27
Solicitation of Proxies	27
Appointment of Proxies	27
Revocation of Proxies	27
Execution of Proxy	27
Exercise of Discretion	28
Non-Registered Minera Shareholders	28
Voting Securities and Principal Holders Thereof	29
Quorum	29
BACKGROUND TO THE ARRANGEMENT	30
Background to the Arrangement	30
Independent Valuations and Fairness Opinion	35
Prior Valuations	38
Basis for Recommendation of the Minera Special Committee	39
Anticipated Benefits of the Arrangement	41
Recommendation of the Minera Andes Board	42
THE ARRANGEMENT	42
The Arrangement	42
Principal Steps of the Arrangement	42
The Exchange Ratio	43
Exchangeable Shares	43
Fractional Shares	43
Effect of the Arrangement	44
Procedure for Exchange of Certificates by Minera Shareholders	44
Procedure for the Arrangement to Become Effective	45
Intentions of Directors	46
Registration of US Gold Shares	47
Listing of US Gold Shares and Exchangeable Shares	48
Ongoing Reporting Obligations	48
Antitrust and other Governmental Approvals	48
Securities Laws Considerations	49
Interests of Directors and Executive Officers in the Arrangement	51
Board and Management Arrangements	51
Directors’ and Officers’ Liability Insurance and Indemnification	51
THE ARRANGEMENT AGREEMENT	52
Representations and Warranties	53
Obligations to Effect the Arrangement	55
Conduct of the Business of US Gold and Minera Andes Pending the Completion of the Arrangement	57
Non-Solicitation; Acquisition Proposals	59
Additional Covenants	61
Conditions to the Arrangement	61
Termination	63
Termination Fee	65
THE VOTING AGREEMENT	67
RIGHTS OF DISSENT	68

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MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	70
Minera Shareholders Resident in Canada	71
Minera Shareholders Not Resident in Canada	81
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	82
U.S. Federal Income Tax Consequences to U.S. Holders of Minera Shares	84
U.S. Federal Income Tax Consequences to Non-U.S. Holders of Minera Shares	89
UNAUDITED PRO FORMA FINANCIAL INFORMATION	93
INFORMATION CONCERNING MINERA ANDES	94
INFORMATION CONCERNING US GOLD AND EXCHANGECO	94
DESCRIPTION OF EXCHANGEABLE SHARES	94
COMPARISON OF SHAREHOLDER RIGHTS	102
RISK FACTORS	115
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	122
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	122
LEGAL PROCEEDINGS	122
INTERESTS OF EXPERTS	123
OTHER BUSINESS	123
AUDITORS, TRANSFER AGENT AND REGISTRAR	123
ADDITIONAL INFORMATION	124
AUDITORS’ CONSENT	125
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	126
CONSENT OF RBC DOMINION SECURITIES INC.	127
APPROVAL OF THE BOARD OF DIRECTORS	128
APPENDIX “A” ARRANGEMENT RESOLUTION	A-1
APPENDIX “B” INTERIM ORDER	B-1
APPENDIX “C” NOTICE OF APPLICATION FOR FINAL ORDER	C-1
APPENDIX “D” PRO-FORMA FINANCIAL STATEMENTS	D-1
APPENDIX “E” PLAN OF ARRANGEMENT	E-1
APPENDIX “F” VALUATIONS AND FAIRNESS OPINION	F-1
APPENDIX “G” SECTION 191 OF THE ABCA	G-1
APPENDIX “H” INFORMATION CONCERNING MINERA ANDES INC.	H-1
APPENDIX “I” INFORMATION CONCERNING US GOLD CORPORATION	I-1
APPENDIX “J” INFORMATION CONCERNING EXCHANGECO	J-1
APPENDIX “K” UNAUDITED FINANCIAL STATEMENTS OF EXCHANGECO	K-1

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GLOSSARY OF TERMS

In this Information Circular, the following capitalized terms shall have the following meanings, in addition to other terms defined elsewhere in this Information Circular.

“ABCA” means the Business Corporations Act (Alberta), including the regulations promulgated thereunder;

“Acquisition Proposal” means, with respect to Minera Andes or US Gold, as the case may be, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the other party and/or one or more of its wholly-owned subsidiaries (and/or in the case of Minera Andes, its 49% interest in MSC), any offer, proposal, inquiry or expression of interest from any third person or group of third persons, whether or not in writing and whether or not delivered to the shareholders of the Target Party, after the date of the Arrangement Agreement relating to: (i) any acquisition, purchase, sale, transfer, lease, partnership, joint venture, earn-in right, option to acquire, direct or indirect, involving assets of the Target Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Target Party and its subsidiaries, taken as a whole, or which contribute 15% or more of the consolidated revenues of the Target Party and its subsidiaries, taken as a whole; (ii) any, direct or indirect, acquisition, purchase or option to acquire or purchase from the Target Party or its subsidiaries (x) 15% or more of any voting or equity securities of the Target Party, or (y) all of the voting or equity securities of any one or more of the Target Party’s subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Target Party and its subsidiaries, taken as a whole, or which contribute 15% or more of the consolidated revenues of the Target Party and its subsidiaries, taken as a whole; (iii) any arrangement, merger, amalgamation, consolidation, business combination, liquidation or dissolution or other similar transaction involving the Target Party or any one or more of its subsidiaries (or in the case of Minera Andes, its 49% interest in MSC) that, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Target Party and its subsidiaries, taken as a whole, or which contribute 15% or more of the consolidated revenues of the Target Party and its subsidiaries, taken as a whole; (iv) any take-over bid, tender offer, exchange offer, reorganization or recapitalization or similar transaction that, if consummated, would result in any person, or group of persons or securityholders of such person(s) beneficially owning, directly or indirectly, (x) 15% or more of any class of voting or equity securities (including based on securities convertible, exchangeable or exercisable for voting or equity securities) of the Target Party or (y) the Target Party’s subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Target Party and its subsidiaries, taken as a whole, or which contribute 15% or more of the consolidated revenues of the Target Party and its subsidiaries, taken as a whole; or (v) any combination of the foregoing. For the purposes of this definition, in the case of Minera Andes, for the purpose of calculating consolidated assets and revenues the term “subsidiaries” includes Minera Andes’ 49% interest in MSC;

“AIF” means the annual information form of Minera Andes dated March 28, 2011 (including the documents incorporated by reference therein) for the financial year ended December 31, 2010;

“Alberta ULC” means US Gold Alberta ULC, an unlimited liability corporation existing and governed by the laws of the Province of Alberta, and a wholly-owned subsidiary of US Gold;

“Ancillary Rights” means, collectively, the Voting Rights and the Exchange Rights;

“Arrangement” means the proposed arrangement involving Minera Andes and US Gold to be effected under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, as it may be supplemented, modified or amended;

“Arrangement Agreement” means the Arrangement Agreement dated September 22, 2011 between Minera Andes, US Gold and Exchangeco as it may be supplemented, modified or amended from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered at the Meeting, substantially in the form set out in Appendix “A” hereto;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA, to be filed after the Final Order has been granted, giving effect to the Arrangement;

“Business Day” means any day, other than a Saturday, Sunday or statutory or civic holiday on which banks in the Province of Ontario, the Province of Alberta and the State of New York are generally open for the transaction of banking business;

“Callco” means McEwen Mining (Alberta) ULC, an unlimited liability company incorporated under the ABCA and a direct wholly-owned subsidiary of US Gold;

“Call Rights” means, collectively, the Liquidation Call Right, the Redemption Call Right, the Retraction Call Right and the Change of Law Call Right each as defined herein;

“Canadian GAAP” means generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

“Certificate of Arrangement” means the certificate to be issued by the Registrar pursuant to section 193(11) of the ABCA giving effect to the Arrangement;

“Change of Law Call Right” means the overriding right of US Gold and, to the extent not exercised by US Gold, Callco to purchase from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its subsidiaries) all but not less than all of the Exchangeable Shares held by each such holder in the event of any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Shares who are resident in Canada, hold the Exchangeable Shares as capital property and deal at arm’s length with US Gold or Exchangeco (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Exchangeable Shares for US Gold Shares without requiring such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

“Corporation” and “Minera Andes” mean Minera Andes Inc., a corporation existing under the ABCA;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“DCF” means discounted cash flow;

“Depositary” means Computershare Investor Services Inc.;

“Dissenting Shareholder” means a registered holder of Minera Shares that duly and validly exercises its right to dissent with respect to the Arrangement in accordance with section 191 of the ABCA, the Interim Order and the Plan of Arrangement;

“DRS Advice” means the document evidencing the electronic registration of ownership of Exchangeable Shares under the Direct Registration System adopted by the Depositary;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date or such other time on the Effective Date as may be specified in writing by Minera Andes and US Gold;

“El Gallo Project” means US Gold’s silver and gold project located in the Sinaloa State, Mexico and more particularly described in the El Gallo Technical Report;

“El Gallo Technical Report” means the technical report entitled “Preliminary Economic Assessment for the El Gallo District, Sinaloa State, Mexico” dated February 11, 2011 by Richard Addison (P.E. & C. Eng.), Paul A. Gates (P.E.), and Aaron M. McMahon (P.G.); all of Pincock, Allen & Holt: Consultants for Mining and Financial Solutions;

“Eligible Holder” means a beneficial owner of Minera Shares who, immediately before the Effective Time: (i) is a resident of Canada for the purposes of the Tax Act (other than a person who is exempt from tax under Part I of the Tax Act), or a partnership any member of which is a resident of Canada for purposes of the Tax Act (other than a person who is exempt from tax under Part I of the Tax Act); or (ii) is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and whose Minera Shares are “taxable Canadian property” and not “treaty-protected property”, as each term is defined in the Tax Act;

“Engagement Letter” has the meaning set forth in “Background to the Arrangement-Independent Valuations and Fairness Opinion”;

“Exchange Ratio” means 0.45, subject to adjustment as provided for in the Arrangement Agreement and the Plan of Arrangement;

“Exchangeable Shares” means the exchangeable shares in the capital of Exchangeco;

“Exchangeable Share Support Agreement” means an agreement to be made between Exchangeco, US Gold and Callco, substantially in the form of Exhibit “B” to the Arrangement Agreement, as it may be supplemented, modified or amended from time to time in accordance with the terms thereof;

“Exchangeco” means McEwen Mining — Minera Andes Acquisition Corp., a corporation incorporated under the ABCA and an indirect wholly-owned subsidiary of US Gold;

“Exchange Rights” means the rights of the holders of the Exchangeable Shares to exchange Exchangeable Shares for US Gold Shares;

“Fairness Opinion” has the meaning set forth in “Background to the Arrangement-Independent Valuations and Fairness Opinion”;

“Final Order” means the final order of the Court approving the Arrangement as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Gold Bar Project” means US Gold’s gold project located in Eureka County, Nevada and more particularly described in the Gold Bar Technical Report;

“Gold Bar Technical Report” means the technical report entitled “NI 43-101 Preliminary Assessment of US Gold Corporation’s Gold Bar Project, including Gold Pick, Gold Ridge, Cabin Creek and Hunter, Eureka County, Nevada” dated April 15, 2010 by John Welsh (P.E.), Kim Drossulis (senior mine planner), Jonathan Brown (M.B.A., C.P.G.), John Danio (P.E.), Doug Willis (geologist), and Christine Ballard (geologist); all of Telesto Nevada Inc.;

“Hochschild” means Hochschild Mining plc;

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board and as adopted by the Canadian Accounting Standards Board;

“Information” has the meaning set forth in “Background to the Arrangement-Independent Valuations and Fairness Opinion”;

“Information Circular” means this management information circular dated December 13, 2011, together with all appendices hereto and documents incorporated herein by reference, distributed by Minera Andes in connection with the Meeting;

“Insolvency Event” means (i) the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it; or (ii) the filing by Exchangeco of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Exchangeco to contest in good faith any such proceedings within 30 days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver; or (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due; or (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares specified in a retraction request delivered to Exchangeco in accordance with the rights and restrictions attached to the Exchangeable Shares;

“Interested Minera Shareholders” means the following Minera Shareholders whose votes are excluded from the determination of minority approval of the Arrangement Resolution in accordance with MI 61-101: Robert McEwen, Perry Ing, Ian Ball, Stefan Spears and Nils Engelstad;

“Interested US Gold Shareholders” means the following US Gold Shareholders whose votes are excluded from the determination of minority approval of US Gold Proposal 3 in accordance with MI 61-101: Robert McEwen, Perry Ing, Ian Ball, Stefan Spears and Allan Marter;

“Interim Order” means the interim order of the Court granted December 8, 2011 under subsection 193(4) of the ABCA providing for, among other things, the calling of the Meeting, a copy of which is attached as Appendix “B” to this Information Circular, as such order may be affirmed, supplemented, amended or modified by any court of competent jurisdiction;

“Kingsdale” means Minera Andes’ proxy solicitation agent, Kingsdale Shareholder Services Inc.;

“Letter of Transmittal” means the letter of transmittal to be provided to Registered Shareholders pursuant to which such holders are required to deliver certificates representing their Minera Shares in order to receive a DRS Advice representing Exchangeable Shares issuable to them pursuant to the Arrangement;

“Limousine Butte Project” means US Gold’s gold project located in White Pine County, Nevada and more particularly described in the Limousine Butte Technical Report;

“Limousine Butte Technical Report” means the technical report entitled “NI 43-101 Technical Report for the Limousine Butte Project, White Pine County, Nevada” dated July 1, 2009 by John Welsh (P.E.), Kim Drossulis (senior engineer), Jonathan Brown (M.B.A., C.P.G.), Doug Willis (geologist), Christine Ballard (project geotechnical engineer), and Eric Haddox (P.Eng.); all of Telesto Nevada Inc.;

“Liquidation Call Right” means the overriding right of each of US Gold and Callco to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by US Gold or its subsidiaries) in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs;

“Locked-Up Minera Shareholders” means collectively Robert R. McEwen, Allen Ambrose, Richard Brissenden, Victor Lazarovici, Allan Marter, Donald Quick, Michael Stein, Perry Ing, James Duff and Nils Engelstad;

“Locked-Up Shareholders” means, collectively, the Locked-Up Minera Shareholders and the Locked-Up US Gold Shareholders;

“Locked-Up US Gold Shareholders” means, collectively, Robert McEwen, Michele Ashby, Leanne Baker, Peter Bojtos, Declan Costelloe, Perry Ing, Ian Ball, Stefan Spears and Nils Engelstad;

“Los Azules Copper Project” means Minera Andes’ porphyry copper project located in the San Juan Province, Argentina and more particularly described in the Los Azules Technical Report;

“Los Azules Technical Report” means the technical report entitled “Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment - Los Azules Project” dated December 16, 2010 by Kathleen Altman (Ph.D., P.E.) project manager, Samuel Engineering, Inc., Robert Sim (P.Geo), an independent consultant of SIM Geological, Inc., Bruce M. Davis (Ph.D., FAusIMM), president of BD Resource Consulting Inc., William L. Rose (P.E.), principal mining engineer of WLR Consulting, Inc., Scott C. Elfen (P.E.), general manager of Vector Perú S.A.C., and Richard Jemielita (Ph.D., MIMMM), a geological consultant;

“Magistral and Palmarito Technical Report” means the technical report entitled “Resource Estimate for the El Gallo District, Sinaloa State, Mexico” dated December 23, 2010 by Aaron M. McMahon (P.G.), of Pincock, Allen & Holt: Consultants for Mining and Financial Solutions;

“Magistral Mine” means US Gold’s gold project located in the Sinaloa State, Mexico and more particularly described in the Magistral and Palmarito Technical Report;

“Material Adverse Effect” means, with respect to either Minera Andes or US Gold, any change, condition, circumstance, effect, event, fact or development that individually or in the aggregate with other changes, conditions, circumstances, effects, events, facts or developments (a) is or would reasonably be expected to be material and adverse to the business, affairs, properties, assets (tangible or intangible), liabilities and obligations (including contingent liabilities and obligations), capitalization, operations, results of operations or condition (financial or otherwise) of such party and its subsidiaries (and in the case of Minera Andes, its 49% interest in MSC) taken as a whole; or (b) prevents or would reasonably be expected to prevent such party from consummating the transactions contemplated by the Arrangement, provided that any change, condition, circumstance, effect, event, fact or development resulting from or arising in connection with any of the following shall not constitute a Material Adverse Effect: (i) any change in general political, financial or economic conditions, including in Canada, the U.S., Mexico, Central America or South America (provided that such conditions do not have a materially disproportionate effect on such party relative to comparable exploration and/or mining companies); (ii) any change in the state of securities, currency, exchange or commodities markets in general or changes in commodity prices or currency exchange rates (provided that it does not have a materially disproportionate effect on such party relative to comparable exploration and/or mining companies); (iii) changes affecting the mining industry in general and not having a disproportionate effect on such party relative to comparable exploration and/or mining companies; (iv) any change in applicable accounting standards or in law or in the interpretation, application or non-application of law by any governmental entity; (v) any change in regional, national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any natural disaster or military, militant or terrorist attack (or any escalation or worsening thereof) (provided that such conditions do not have a materially disproportionate effect on such party relative to comparable exploration and/or mining companies); (vi) any failure to meet any estimates or expectations regarding its revenues, earnings or other financial performance or results of operations (provided that the causes of such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (vii) the announcement of the execution of the Arrangement Agreement and the transactions contemplated thereby; and (viii) any action taken by such party or its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business) or any action taken (or omitted to be taken) by such party at the written request of the other party.  In no event shall a change in the trading price of a party’s equity securities by itself be deemed to constitute a Material Adverse Effect (provided that the causes of such change may be taken into account in determining whether a Material Adverse Effect has occurred);

“Meeting” means the special meeting of Minera Shareholders to be held at 4:45 p.m. (Toronto time) on January 19, 2012 to consider, among other matters, the Arrangement Resolution, and any adjournment or postponement thereof;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Minera Andes” means Minera Andes Inc., a corporation existing under the laws of the Province of Alberta;

“Minera Andes Board” means the board of directors of Minera Andes;

“Minera Option” means an outstanding option issued pursuant to the Minera Option Plan;

“Minera Option Plan” means the stock option plan of Minera Andes dated August 5, 2008;

“Minera Share Valuation” has the meaning set forth in “Background to the Arrangement-Independent Valuations and Fairness Opinion”;

“Minera Shareholder” means a holder of Minera Shares;

“Minera Shares” means the common shares in the capital of Minera Andes immediately prior to the Effective Time;

“Minera Special Committee” means the special committee of independent directors of Minera Andes appointed by the Minera Andes Board to evaluate and supervise or conduct the negotiation of the Arrangement;

“Minority Shareholders” means the Minera Shareholders other than Robert McEwen;

“MSC” means Minera Santa Cruz S.A., an Argentinean company the outstanding shares of which are held, as to 49% by Minera Andes S.A., a wholly owned Argentinean subsidiary of Minera Andes and, as to 51%, by a subsidiary of Hochschild;

“NAV” means net asset value;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“Notice of Meeting” means the notice of special meeting of shareholders dated December 13, 2011 and delivered to Minera Shareholders with this Information Circular;

“NYSE” means the New York Stock Exchange;

“Party” means each of Minera Andes and US Gold;

“person” means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and governments, agencies and political subdivisions thereof;

“Plan of Arrangement” means the plan of arrangement substantially in the form attached to this Information Circular as Appendix “E”, as may be supplemented, modified or amended from time to time in accordance with the terms thereof;

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Redemption Call Right” means the overriding right of each of US Gold and Callco to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by US Gold or its subsidiaries), notwithstanding any proposed redemption of the Exchangeable Shares by Exchangeco;

“Registered Shareholder” means a Minera Shareholder of record;

“Registrar” means the registrar appointed under section 263 of the ABCA;

“Registration Statement” means the registration statement on Form S-4 (or other applicable form) required to register under applicable U.S. federal securities laws the US Gold Shares issuable from time to time after the Effective Time upon exchange of the Exchangeable Shares;

“Replacement Option” means an option to purchase US Gold Shares into which each outstanding Minera Option shall be deemed to be converted into pursuant to the Plan of Arrangement;

“Retraction Call Right” means the overriding right of each of US Gold and Callco to purchase all but not less than all of the Exchangeable Shares that a holder of Exchangeable Shares requests Exchangeco to redeem;

“San José Mine” means the San José mine, an operating gold and silver mine in Santa Cruz province, Argentina, operated by MSC;

“San José Technical Report” means the technical report entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” dated December 22, 2010 by Eugene J. Puritch (P.Eng); Alfred S. Hayden (P.Eng); James L. Pearson (P.Eng); Fred H. Brown (CPG, PrSciNat); Tracy Armstrong, (P.Geo); David Burga, (P.Geo) and, Kirstine R. Malloch, (MAusIMM) all of P&E Mining Consultants Inc. (“P&E”);

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Series A Special Voting Share” means one share of Series A Special Voting Preferred Stock of US Gold, no par value, to which that number of voting rights attach that equal the number of outstanding 2007 Exchangeable Shares;

“Special Voting Share” means one share of Series B Special Voting Preferred Stock of US Gold, no par value, to be created and issued in connection with the Arrangement and to which that number of voting rights attach that will equal the number of outstanding Exchangeable Shares excluding Exchangeable Shares held by US Gold and its subsidiaries;

“Superior Proposal” means a bona fide Acquisition Proposal made in writing before the Target Party’s shareholders approve the matters necessary to consummate the Arrangement: (i) to purchase or otherwise acquire, directly or indirectly, all of the shares of the Target Party (other than those held by the person making the Acquisition Proposal) on the same terms and conditions to all Target Party shareholders (other than the person making such Acquisition Proposal and any joint actor and any of their respective affiliates) or all or substantially all of the assets of the Target Party and its subsidiaries taken as a whole; (ii) that is reasonably capable of being completed in accordance with its terms and without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal; (iii) that is not subject to any financing condition; (iv) that in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Target Party’s board of directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (v) that is not subject to a due diligence and/or access condition; (vi) that did not result from a breach of non-solicitation provisions of the Arrangement Agreement by the Target Party, its subsidiaries or its representatives; and (vii) in respect of which the Target Party’s board of directors determines in good faith (upon recommendation of the Target Party’s special committee and after receipt of advice from outside legal counsel and financial advisors) that failure to recommend such Acquisition Proposal to the Target Party shareholders would be inconsistent with its fiduciary duties under applicable law and that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favorable to the Target Party shareholders from a financial point of view than the Arrangement (including any adjustments to the terms and conditions of the Arrangement proposed pursuant to the Arrangement Agreement);

“Target Party” means with respect to an Acquisition Proposal and the covenants in Article 7 of the Arrangement Agreement, either Minera Andes or US Gold, as the case may be, in the event that it receives an Acquisition Proposal or a request for non-public information from a person where it is reasonably likely that such person may propose an Acquisition Proposal;

“Tax Act” means the Income Tax Act (Canada), together with all amendments thereto and all regulations promulgated thereunder;

“Termination Fee” means, if paid by Minera Andes, $20,100,000 and if paid by US Gold, $25,600,000;

“Tonkin Complex” means US Gold’s gold project located in Eureka County, Nevada and more particularly described in the Tonkin Technical Report;

“Tonkin Technical Report” means the technical report entitled “Technical Report on the Tonkin Project” dated May 16, 2008 by Alan C. Noble (P.E.), of Ore Reserves Engineering, Steven Brown of US Gold Corporation, and Richard Gowans of Micon International;

“Transaction Documents” means the Arrangement Agreement, the Exchangeable Share Support Agreement, the Voting and Exchange Trust Agreement, the Voting Agreement and such other agreements contemplated by the Arrangement Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Person” means a “U.S. person”, as defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“U.S.” means the United States of America;

“US GAAP” means U.S. generally accepted accounting principles;

“US Gold” means US Gold Corporation, a corporation organized under the laws of the State of Colorado;

“US Gold Board” means the board of directors of US Gold;

“US Gold Liquidation Event” means (i) any determination by the board of directors of US Gold to institute voluntary liquidation, dissolution or winding up proceedings with respect to US Gold or to effect any other distribution of assets of US Gold among its stockholders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution; and (ii) promptly following the earlier of (x) receipt by US Gold of notice of and (y) US Gold otherwise becoming aware of any instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding up of US Gold or to effect any other distribution of assets of US Gold among its stockholders for the purpose of winding up its affairs in each case where US Gold has failed to contest in good faith any such proceeding commenced in respect of US Gold within 30 days of becoming aware thereof;

“US Gold Meeting” means the special meeting of US Gold Shareholders to be held for, among other things, the purposes of voting on the US Gold Resolutions, and any adjournment or postponement thereof;

“US Gold Nominating Committee” means the nominating and corporate governance committee of the US Gold Board, as it may be constituted at the relevant time;

“US Gold Proposal 1” means a proposal by US Gold to approve an amendment to its amended and restated articles of incorporation to create the Special Voting Share;

“US Gold Proposal 2” means a proposal by US Gold to approve an amendment to its amended and restated articles of incorporation to increase the authorized shares of common stock of US Gold from 250,000,000 to 500,000,000 shares;

“US Gold Proposal 3” means a proposal by US Gold to approve the issuance of the Exchangeable Shares and US Gold Shares upon the exchange of the Exchangeable Shares and the exercise of Replacement Options, in connection with the Arrangement;

“US Gold Proposal 4” means a proposal by US Gold to approve an amendment to its amended and restated articles of incorporation to be filed after completion of the Arrangement to change the name of US Gold to “McEwen Mining Inc.”;

“US Gold Proxy Statement” means the definitive proxy statement of US Gold prepared in connection with the US Gold Meeting, as filed with the SEC;

“US Gold Resolutions” means, collectively, US Gold Proposal 1, US Gold Proposal 2 and US Gold Proposal 3;

“US Gold Share” means a share in the common stock of US Gold;

“US Gold Share Valuation” has the meaning set forth in “Background to the Arrangement — Independent Valuations and Fairness Opinion”;

“US Gold Shareholders” means holders of US Gold Shares and, in respect of the US Gold Resolutions, means the holders of US Gold Shares and 2007 Exchangeable Shares voting together as a single class;

“US Gold Special Committee” means the special committee of the US Gold Board;

“U.S. Mineral Interests” has the meaning set forth in “Background to the Arrangement — Prior Valuations”;

“Valuations” means, collectively, the Minera Share Valuation and the US Gold Share Valuation;

“Valuations and Fairness Opinion” means the formal valuation of the Minera Shares and the US Gold Shares prepared by RBC for the Minera Special Committee in accordance with MI 61-101, and the opinion of RBC to the Minera Special Committee as to the fairness of the Exchange Ratio, from a financial point of view, to the Minority Shareholders, all as of September 22, 2011, a copy of which is attached as Appendix “F” to this Information Circular;

“Voting Agreement” means the voting agreement dated as of September 22, 2011 between Minera Andes, US Gold and the Locked-Up Shareholders setting forth the terms and conditions upon which such Locked-Up Shareholders have, among other things, agreed to vote their Minera Shares in favour of the Arrangement Resolution and their US Gold Shares in favour of the US Gold Resolutions; and

“Voting and Exchange Trust Agreement” means an agreement to be made between Exchangeco, US Gold, Callco and the Voting Trustee in substantially the form attached as Exhibit “C” to the Arrangement Agreement as it may be supplemented, modified or amended from time to time in accordance with the terms thereof;

“Voting Rights” means the rights of the holders of Exchangeable Shares other than US Gold or its subsidiaries to direct the votes attached to the Special Voting Share in accordance with the Voting and Exchange Trust Agreement;

“Voting Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Voting and Exchange Trust Agreement; and

“2007 Exchangeable Shares” means exchangeable shares issued by US Gold Canadian Acquisition Corporation from time to time outstanding, each of which is exchangeable for one US Gold Share.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Minera Andes for use at the Meeting and any adjournment or postponement thereof.  No person has been authorized to give any information or to make representations in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation should not be considered to have been authorized by Minera Andes.

This Information Circular does not constitute the solicitation of an offer to acquire any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

All capitalized terms used in this Information Circular but not otherwise defined herein shall have the meanings set forth under “Glossary of Terms”.  The information contained in this Information Circular is given as at December 13, 2011, except where otherwise noted.

All information relating to US Gold and its subsidiaries contained in this Information Circular has been taken from or based upon publicly available documents, records and information on file with the SEC and other public sources or has been provided to Minera Andes by US Gold for inclusion in this Information Circular.  Minera Andes has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.  Neither the Minera Andes Board nor Minera Andes assumes any responsibility for the accuracy or completeness of such information or for any omission therein or on the part of US Gold to disclose facts or events which may affect the accuracy or completeness of any such information.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix “E” to this Information Circular and the Arrangement Agreement, a copy of which is available under Minera Andes’ profile at www.sedar.com or upon request to the Corporate Secretary of Minera Andes at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3 (telephone: (866) 441-0690).  You are urged to carefully read the full text of the Plan of Arrangement.

You should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with your own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Please contact Kingsdale Shareholder Services Inc. at 1-866-581-1513
 if you have any questions, or require assistance completing your proxy or voting instruction form.

Caution Regarding Forward-Looking Information

Certain statements contained or incorporated by reference in this Information Circular contain “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. Such forward-looking statements and information include, without limitation, statements or information with respect to the expected costs and benefits of the Arrangement, the financial condition, results of operations, future performance and business of the combined entity, including future and current exploration and development plans, requirements for additional capital and future financing, future capital and exploration expenditures, expectations regarding the resolution of outstanding litigation, and matters related to the completion of the Arrangement. Forward-looking statements or information also includes information contained in the pro-forma financial statements.

We use the words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions to identify forward-looking statements and information.

With respect to forward-looking statements and information contained or incorporated by reference herein we have made numerous assumptions. These assumptions include, among other things, the ability to satisfy the conditions to completion of the Arrangement, assumptions made in connection with the preparation of the pro forma financial statements included herein, the accuracy of advice received from professional advisors, assumptions about the price of gold, silver, copper and other base metals, anticipated costs and expenditures, future production and recovery, the success of exploration activities, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no material deterioration in general economic conditions and the availability of financing, as and when required. Although management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  In particular, there are certain risks related to the consummation of the Arrangement and the business and operations of US Gold including, but not limited to, the risk of failure to satisfy the conditions to completion of the Arrangement and the risk that the anticipated benefits of the Arrangement may not be realized, and the fact that US Gold has no source of revenue, that there is no assurance that any of its properties will merit development, US Gold will require significant additional capital and US Gold has continuing reclamation obligations in respect of formerly producing properties that may prove to be more costly than anticipated.  See “Risk Factors”.

In addition, there are significant risks, uncertainties and other factors related to the business of Minera Andes’ including, among other things, the following:  risks related to ongoing or pending litigation including specifically risks related to litigation which if resolved adversely to Minera Andes could materially impact Minera Andes’ value and interest in and ability to develop the Los Azules Copper Project, decisions by the operator of the San José Mine, development risks related to the Los Azules Copper Project, economic and political instability in Argentina, risks related to the recent announcement by Argentinean governmental authorities to require mining companies to repatriate revenue from exports, environmental risks, variations in the price of gold, silver, copper and any other mineral product Minera Andes may produce; regulatory risks, dependence on external financing which may not be available and defective title to mineral claims or property.  Readers should also refer to our AIF for additional information on risks and uncertainties relating to forward-looking statements and information regarding Minera Andes.

Although we have attempted to identify in this Information Circular important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information in this Information Circular and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking statements and information in this Information Circular and the documents incorporated by reference herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements or information in this Information

Circular, nor in the documents incorporated by reference herein. Except as required by applicable law, we disclaim any intention or obligation to update or revise any of the forward-looking statements or forward-looking information in this Information Circular or incorporated by reference herein, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and information. All of the forward-looking statements made, and forward-looking information contained, in this Information Circular are qualified by these cautionary statements.

Information for U.S. Shareholders

The Exchangeable Shares to be issued to Minera Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws. Such Exchangeable Shares are expected to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in section 3(a)(10) thereof and pursuant to exceptions from any applicable state securities laws and, will be freely tradeable under U.S. federal securities laws except by persons who are “affiliates” or were affiliates of US Gold or Exchangeco within 90 days prior to the Effective Time.  The US Gold Shares issuable upon the exchange of Exchangeable Shares are expected to be registered under the U.S. Securities Act, as discussed below.

The US Gold Shares issuable upon the exchange of Exchangeable Shares and the exercise of the Replacement Options will be freely tradeable under U.S. federal securities laws, subject to the effectiveness of a registration statement, except by persons who are “affiliates” or were affiliates of US Gold or Exchangeco within 90 days prior to the Effective Time.  See “Securities Law Considerations — U.S. Federal Securities Laws”.  As defined in Rule 144, an “affiliate” of an issuer is a person or entity that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control, with such issuer.

It is a condition to the completion of the Arrangement that the Registration Statement required to be filed by US Gold in order to register, under the U.S. Securities Act, the issuance from time to time of US Gold Shares issuable in exchange for the Exchangeable Shares shall be declared effective by the SEC.  US Gold has agreed to use its reasonable best efforts to cause the Registration Statement to maintain its effectiveness so long as any Exchangeable Shares remain outstanding. The Registration Statement has been filed but is not yet effective.  US Gold intends to request that the SEC declare the Registration Statement effective as of a specific date prior to the closing of the Arrangement.

The solicitation of proxies made in connection with this Information Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements, which are different than the requirements applicable to proxy solicitations under the U.S. Exchange Act.

All financial statements and other financial information related to Minera Andes included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP or IFRS and are subject to Canadian auditing and auditor independence standards, which differ from U.S. GAAP and U.S. auditing and auditor independence standards in certain material respects.  Consequently, such financial statements and other financial information are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP and that are subject to U.S. auditing and auditor independence standards.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that Minera Andes is incorporated under the laws of the Province of Alberta, that some or all of its officers and directors are residents of countries other than the U.S., that some of the experts named in this Information Circular are residents of countries other than the U.S., and that all or a substantial portion of the assets of Minera Andes and such persons are located outside the U.S.  As a result, it may be difficult or impossible for Minera Shareholders to effect service of process within the U.S. upon Minera Andes or its directors or officers, or to realize against them upon judgments of courts of the U.S. predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S.  In addition, Minera Shareholders should not assume that the courts in Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S.

Minera Shareholders subject to U.S. federal taxation should be aware that the Arrangement and the ownership of US Gold Shares and Exchangeable Shares may have material U.S. tax consequences.  Certain U.S. federal income tax considerations applicable to Minera Shareholders who are subject to U.S. federal income taxation are described in this Information Circular under the heading “Material U.S. Federal Income Tax Considerations”.  Minera Shareholders should consult their own tax advisors to determine the particular consequences of the Arrangement to them.

THE US GOLD SHARES AND EXCHANGEABLE SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Technical Information

All of the disclosure of a scientific or technical nature regarding our mineral properties in this Information Circular or incorporated by reference in this Information Circular was derived from the San José Technical Report and the Los Azules Technical Report, each of which is available under our profile on the SEDAR website at www.sedar.com.  Each of the authors of these technical reports is a “qualified person” within the meaning of NI 43-101.

All of the disclosure of a scientific or technical nature regarding US Gold’s mineral properties in this Information Circular or incorporated by reference in this Information Circular was derived from the El Gallo Technical Report, the Gold Bar Technical Report, the Limousine Butte Technical Report, the Magistral and Palmarito Technical Report and the Tonkin Technical Report, each of which is available under US Gold’s profile on the SEDAR website at www.sedar.com.  Each of the authors of these technical reports is a “qualified person” within the meaning of NI 43-101.

Cautionary Note to U.S. Investors Concerning Resource and Reserve Estimates

US Gold and Minera Andes are subject to Canadian securities laws and, as a result, are required to prepare technical reports in accordance with NI 43-101. The disclosure standards of NI 43-101 are different from the standards applicable to reports filed with the SEC.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this Information Circular are Canadian mining terms defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM. These definitions differ from the definitions of those terms in Industry Guide 7 (“Guide 7”) promulgated by the SEC.  Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the Guide 7 standards. U.S. investors should be aware that US Gold’s properties and certain properties of Minera Andes do not have “reserves” as defined by Guide 7 and are cautioned not to assume that any part or all of the disclosed mineralized material will ever be confirmed or converted into Guide 7 compliant “reserves”.

Under NI 43-101, US Gold and Minera Andes each report measured, indicated and inferred resources, which are measurements that are generally not permitted in filings made with the SEC. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically mineable reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

Canadian regulations permit the disclosure of resources in terms of “contained ounces” provided that the tonnes and grade for each resource are also disclosed; however, the SEC only permits issuers to report “mineralized material” in tonnage and average grade without reference to contained ounces. Under U.S. regulations, the tonnage and average grade described herein would be characterized as mineralized material.

Currency Presentation and Financial Principles

Unless otherwise indicated, all currency amounts are expressed in U.S. dollars.  References to “CAD dollars” or to “C$” are to Canadian dollars and all references to “$”, “US$” or “U.S. dollars” in this Information Circular refer to United States dollars.  US Gold’s financial statements, Minera Andes’ financial statements and the pro forma consolidated financial statements that are included or incorporated by reference herein are reported in U.S. dollars.

US Gold’s financial statements and the pro forma consolidated financial statements included or incorporated by reference herein have been prepared in accordance with U.S. GAAP. Minera Andes’ consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP for the fiscal years ended December 31, 2010, 2009 and 2008 and IFRS for the nine months ended September 30, 2011.

QUESTIONS AND ANSWERS

The following are some questions that you, as a Minera Shareholder, may have relating to the Meeting, and the answers to those questions. These questions and answers do not provide all the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular. Minera Shareholders are urged to read this Information Circular in its entirety before making a decision related to their Minera Shares.

Q:	When and where is the Meeting?

A:	The Meeting will be held at 4:45 p.m. (Toronto time) on January 19, 2012 at One King West Hotel & Residence, The Austin Gallery, 12th Floor, 1 King Street West, Toronto, Ontario, Canada.

Q:	What am I voting on?

A:

At the Meeting, Minera Shareholders will be asked to pass the Arrangement Resolution, approving a proposed business combination between Minera Andes and US Gold, whereby US Gold will acquire all of the outstanding common shares of Minera Andes, through Exchangeco, by way of the Plan of Arrangement and each Minera Shareholder will receive 0.45 of an Exchangeable Share for each Minera Share held. Each Exchangeable Share will be exchangeable for a US Gold Share on a one-for-one basis. The full text of the Arrangement Resolution is set out in Appendix “A” to this Information Circular. If the Arrangement Resolution is approved, upon completion of the Arrangement, Minera Andes will become an indirect subsidiary of US Gold.

Upon completion of the Arrangement and exchange of all of the Exchangeable Shares for US Gold Shares, the Minera Shareholders will own approximately 47% of the outstanding common stock of US Gold, on a fully diluted basis.

Q:	What are the potential benefits of the Arrangement?

A:

We believe that the combination of Minera Andes and US Gold will create a larger, financially stronger, diversified precious metals mining and exploration company with substantial initial cash resources, a strong balance sheet and expanded growth opportunities. We believe that the business combination will create superior value from a larger and more diversified asset base, stronger financial position and enhanced capital markets profile. We further believe that the growth prospects for Minera Shareholders are greater through the business combination than Minera Andes could achieve on its own.

Q:	Why am I receiving Exchangeable Shares?

A:

Exchangeable Shares are being issued in exchange for Minera Shares to provide Canadian resident Minera Shareholders with an opportunity to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes on the exchange of their Minera Shares for Exchangeable Shares as described in the Information Circular under the heading “Material Canadian Federal Income Tax Considerations”. U.S. resident Minera Shareholders may also benefit from tax deferred treatment as described in the Information Circular under the heading “Material U.S. Federal Income Tax Considerations”.

Q:	What are my rights as a holder of Exchangeable Shares?

A:

The Exchangeable Shares will be exchangeable at any time, subject to their terms, for US Gold Shares on a one-for-one basis. Exchangeable Shares are intended to be substantially equivalent to US Gold Shares from a voting and economic point of view. Holders of Exchangeable Shares are entitled to vote on matters on which holders of US Gold Shares are entitled to vote, and entitled to equivalent per-share dividends and distributions as may be paid from time to time on the US Gold Shares.

US Gold has filed a registration statement on Form S-4 with the SEC, in order to register, under the U.S. Securities Act, the US Gold Shares to be issued upon exchange of the Exchangeable Shares. This Registration Statement is not yet effective. US Gold intends to request that the SEC declare the Registration Statement effective as of a specific date prior to the closing of the Arrangement. The effectiveness of the Registration Statement is a condition to the completion of the Arrangement. US Gold also agreed to use its reasonable best efforts to maintain the effectiveness of such registration so long as any Exchangeable Shares remain outstanding.

Q:	How will Minera Options be treated?

A:

Each outstanding Minera Option will be converted into an option to acquire US Gold Shares at a ratio of 0.45 of a US Gold Share for each Minera Share underlying each such Minera Option and at an exercise price per US Gold Share equal to the exercise price per share of such Minera Option immediately prior to the Effective Time divided by 0.45, provided that the exercise price so determined shall be adjusted to the extent, if any, required to ensure that the “in-the-money” amount with respect to the Replacement Option immediately after the conversion does not exceed the “in-the-money” amount with respect to the conversion of the Minera Option immediately before the Effective Time. The expiry date and vesting terms of each Minera Option will remain unchanged.

Q:	What is the approval required to pass the Arrangement Resolution?

A:

The Arrangement Resolution must be passed by: (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Minera Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by the Minera Shareholders present in person or represented by proxy at the Meeting, excluding the votes of the Interested Minera Shareholders.

Q:	Is the completion of the Arrangement subject to any other conditions?

A:

Yes. In addition to the approval of the Arrangement Resolution by Minera Shareholders, completion of the Arrangement requires approval of the US Gold Resolutions by US Gold Shareholders, approval of the Arrangement by the Court, and the satisfaction or waiver of the other conditions specified in the Arrangement Agreement.

Q.	Are any shareholders already committed to vote in favor of the Arrangement?

A:

Each of the directors and officers of US Gold and Minera Andes, including Mr. McEwen, have entered into the Voting Agreement and have agreed to vote any Minera Shares and US Gold Shares he or she holds in favor of the Arrangement Resolution, in the case of Minera Andes and in favor of the US Gold Resolutions, in the case of US Gold. The Voting Agreement covers approximately 22% of the outstanding US Gold Shares and approximately 32% of the outstanding Minera Shares (in each case, on a fully diluted basis).

Q:	When will the Arrangement become effective?

A:

Subject to obtaining Court approval as well as the satisfaction or waiver of all other conditions precedent, if Minera Shareholders approve the Arrangement Resolution and US Gold Shareholders approve the US Gold Resolutions, respectively, it is anticipated that the Arrangement will be completed in early 2012.

Q:	How do I receive a Direct Registration Advice representing Exchangeable Shares in exchange for my Minera share certificates?

A:

Registered Shareholders have been provided with a Letter of Transmittal along with this Information Circular. Registered Shareholders must carefully follow the instructions to complete the Letter of Transmittal and return it with the certificate(s) representing your Minera Shares to the Depositary for the Arrangement, at any of the offices set forth in such Letter of Transmittal. If your Minera Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Q:	Will the Exchangeable Shares be listed on a stock exchange?

A:

It is a condition to the completion of the Arrangement that the Exchangeable Shares be approved for listing on the TSX. The Exchangeable Shares will not be listed on a stock exchange in the United States. The trading symbol for the Exchangeable Shares on the TSX will be “MAQ”.

Q:	Are US Gold Shares listed on a stock exchange?

A:	Yes. US Gold Shares are listed on the NYSE and the TSX, under the symbol “UXG”.

Q:	Will the US Gold Shares issuable upon exchange of the Exchangeable Shares be listed on a stock exchange?

A:

Yes. It is a condition to the completion of the Arrangement that the US Gold Shares issuable upon exchange of the Exchangeable Shares and the exercise of Replacement Options be approved for listing on the NYSE and the TSX.

Q:	What impact will the Arrangement have on the composition of the US Gold Board?

A:

Immediately following consummation of the Arrangement, it is expected that at least 50% of the US Gold Board will be composed of directors recommended by Minera Andes. Pursuant to the Arrangement Agreement, the current Minera Andes Board is entitled to recommend to the US Gold Nominating Committee nominees to fill, effective immediately following the consummation of the Arrangement, any vacancies on the US Gold Board, whether such vacancies are the result of the resignation of any member of the US Gold Board prior to the consummation of the Arrangement or an increase in the size of the US Gold Board, such that such Minera Andes designees, appointed or elected, would constitute at least 50% of the directors of the US Gold Board immediately following consummation of the Arrangement. If the US Gold Nominating Committee decides to not nominate a particular Minera Andes designee, the Minera Andes Board is entitled to recommend a replacement nominee.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. There are a number of risks you should consider in connection with the Arrangement which are described in this Information Circular under the heading “Risk Factors”.

Q:	What is McEwen Mining Inc.?

A:

Following completion of the Arrangement and subject to approval by US Gold Shareholders of US Gold Proposal 4, US Gold will change its name to McEwen Mining Inc., and shares of common stock of McEwen Mining Inc. will trade on the TSX and NYSE under the symbol “MUX”.

Q:	Does the Minera Andes Board support the Arrangement?

A:	Yes. The Minera Andes Board (other than Mr. McEwen who abstained) unanimously recommends that Minera Shareholders vote FOR the Arrangement Resolution.

Shortly after the Arrangement was first proposed, the Minera Andes Board established the Minera Special Committee, comprised of four independent directors, to evaluate and supervise or conduct the negotiation of the Arrangement. The Minera Special Committee concluded that the Arrangement is in the best interests of Minera Andes and fair to Minera Shareholders and recommended that the Minera Andes Board approve the Arrangement Agreement.

In making its recommendation to Minera Shareholders, the Minera Andes Board considered a number of factors as described in the Information Circular under the heading “Background to the Arrangement - Recommendation of the Minera Andes Board”, including the recommendation of the Minera Special Committee and a valuation of the

Minera Shares and US Gold Shares and an opinion of RBC that determined that the Exchange Ratio is fair, from a financial point of view, to the Minera Shareholders (other than Mr. McEwen).

Minera Shareholders should be aware that certain of the Minera Andes directors and executive officers may have interests in the Arrangement that may be different from, or in addition to, the interests of Minera Shareholders generally. Specifically, Mr. McEwen who serves as the Minera Andes Chairman and Chief Executive Officer and is its largest shareholder, is also the Chairman and Chief Executive Officer and largest shareholder of US Gold.

Q:	What percentage of the outstanding shares of Minera Andes do directors and officers hold?

A:

As of December 12, 2011, directors and officers of Minera Andes and their affiliates beneficially owned approximately 32% of the outstanding shares of Minera Andes, on a fully diluted basis. Upon completion of the Arrangement and if Mr. McEwen exercises all of his outstanding options to purchase Minera Shares and US Gold Shares, it is expected that Mr. McEwen will own approximately 68,293,241 US Gold Shares (or shares exchangeable for US Gold Shares) or approximately 25% of the outstanding US Gold Shares (including shares exchangeable for US Gold Shares), on a fully diluted basis.

Q:	Who is soliciting my proxy?

A:

Management of Minera Andes is soliciting your proxy with respect to matters to be considered at the Meeting. Solicitation of proxies will be done primarily by mail, supplemented by telephone, newspaper or other means of contact, and all of the costs associated with such solicitations will be paid by Minera Andes. Kingsdale is acting as the Corporation’s proxy solicitation agent. If you have any questions, please contact Kingsdale, toll-free in North America at 1-866-581-1513 or call collect outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Q:	How can I vote?

A:

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your Proxy form to Computershare Investor Services Inc., Attention Proxy Department by mail or personal delivery to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax to 1-866-249-7775 prior to 4:45 p.m. (Toronto time) on January 17, 2012 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to such adjourned or postponed meeting. Voting procedures for non-registered shareholders are described below.

Q:	Am I a non-registered shareholder?

A:	You are a non-registered shareholder if your shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee).

Q:	How can a non-registered shareholder vote?

A:

If your shares are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including this Information Circular and either a Proxy or a voting instruction form. Carefully follow the instructions accompanying the Proxy or voting instruction form.

Q:	How can a non-registered shareholder vote in person at the meeting?

A:

Minera Andes does not have access to the names of all of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the Proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare Investor Services Inc. upon arrival at the Meeting.

Q:	Who votes my shares and how will they be voted if I return a Proxy?

A:	By properly completing and returning a Proxy or voting instruction form, you are authorizing the person named in the Proxy or voting instruction form to attend the Meeting and vote your shares.

The shares represented by your Proxy or voting instruction form must be voted in accordance with your instructions. If you properly complete and return your Proxy or voting instruction form but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted FOR the Arrangement Resolution.

Q:	Can I appoint someone other than the individuals named in the enclosed Proxy or voting instruction form to vote my shares?

A:

Yes, you have the right to appoint a person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the names that appear, then strike out the names that appear on the Proxy form or voting instruction form and insert the name of your chosen proxyholder in the space provided on the Proxy form or voting instruction form sent to you by your nominee or Computershare.

Q:	Can I revoke a Proxy or voting instruction?

A:

If you are a registered shareholder and have returned a Proxy, you may revoke it by: (a) completing, signing and delivering a Proxy bearing a later date; (b) delivering an instrument in writing, signed by you or your attorney duly authorized in writing to either (i) the Vice-President, Corporate Affairs of Minera Andes at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3, at any time up and including the last Business Day preceding the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or (ii) the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (c) any other manner permitted by law.

If you are a non-registered shareholder, contact your nominee for instructions on revoking your voting instructions.

Q:	Do I have dissent rights?

A:

Only registered Minera Shareholders have the right to dissent. Registered Minera Shareholders who wish to exercise their right to dissent must deliver a written objection to the Arrangement Resolution (Attention: Corporate Secretary) (i) at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3 or (ii) by facsimile transmission to (647) 258-0408, in either case, to be received by no later than 5:00 p.m. (Toronto time) on January 17, 2012 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Toronto time) on the day that is at least two Business Days prior to the day of the adjourned or postponed Meeting. A non-registered Minera Shareholder who wishes to exercise its right to dissent in respect of its shares should immediately contact the intermediary with whom the non-registered shareholder deals.

Q:	What if I have other questions?

A:

Shareholders who have additional questions about the Arrangement, including the procedures for voting, can contact Kingsdale, the Corporation’s proxy solicitation agent, toll-free in North America at 1-866-581-1513 or call collect outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Shareholders who have questions about deciding how to vote should contact their professional advisors.

SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Information Circular and in the attached appendices hereto and the information incorporated herein by reference. Capitalized terms used in this summary and not otherwise defined are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held on January 19, 2012 at 4:45 p.m. (Toronto time) at One King West Hotel & Residence, The Austin Gallery, 12th Floor, 1 King Street West, Toronto, Ontario, Canada for the purposes set forth in the Notice of Meeting. At the Meeting, Minera Shareholders will be asked to consider and, if deemed advisable, pass with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix “A” to this Information Circular.

The record date for determining Minera Shareholders entitled to receive notice of, and to vote at, the Meeting is December 12, 2011.

US Gold

US Gold is a precious metals exploration stage company engaged in the business of acquiring, exploring, and developing mineral properties in the U.S. and Mexico. US Gold was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, US Gold changed its name to U.S. Gold Corporation and on March 16, 2007, US Gold changed its name to US Gold Corporation. US Gold presently holds an interest in approximately 254 square miles in Nevada and approximately 1,525 square miles of mining concessions in west central Mexico, jurisdictions that have been historically favorable to mining. US Gold is currently in the exploration stage and has not generated revenue from operations since 1990.

US Gold Shares are listed on the TSX and the NYSE under the symbol “UXG.”  If the Arrangement is completed and US Gold Shareholders approve US Gold Proposal 4, US Gold will change its name to “McEwen Mining Inc.” and the trading symbol of US Gold Shares on the NYSE and the TSX will be changed to “MUX.”

US Gold’s principal executive offices are located at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3 and its telephone number is (866) 441-0690.

Exchangeco

Exchangeco was incorporated under the ABCA on September 19, 2011 as an indirect wholly-owned subsidiary of US Gold and a wholly-owned subsidiary of Callco.  Exchangeco was incorporated for the sole purpose of implementing the Arrangement.  Exchangeco has not carried on any active business since incorporation other than in connection with the Arrangement. Upon completion of the Arrangement, Minera Andes will be a wholly-owned subsidiary of Exchangeco.  Exchangeco’s registered office is located at 2900, 10180-101 Street, Edmonton, Alberta, Canada, T5J 3V5 and its telephone number is (866) 441-0690.

Callco

Callco was incorporated under the ABCA on September 19, 2011, as a direct wholly-owned subsidiary of US Gold.  Callco was incorporated for the sole purpose of implementing the Arrangement.  Callco has not carried on any active business since incorporation other than in connection with the Arrangement.  Callco will hold certain call rights related to the Exchangeable Shares.  Callco’s registered office is located at 2900, 10180-101 Street, Edmonton, Alberta, Canada, T5J 3V5 and its telephone number is (866) 441-0690.

The Arrangement

Subject to the terms and conditions of the Arrangement Agreement, US Gold will acquire, through Exchangeco, all of the outstanding Minera Shares at a ratio of 0.45 of an Exchangeable Share for each outstanding Minera Share. The

Arrangement will be completed pursuant to the Plan of Arrangement.  Upon completion of the Arrangement, Minera Andes will be an indirect wholly-owned subsidiary of US Gold and will cease to be a reporting issuer and the Minera Shares will no longer be publicly traded.  The terms and conditions of the Arrangement are set out in the Arrangement Agreement and the Plan of Arrangement.

Assuming that the Arrangement is completed and that all of the Exchangeable Shares issued in the Arrangement are exchanged for US Gold Shares, current US Gold Shareholders will hold approximately 53% and current Minera Shareholders will hold approximately 47% of the US Gold Shares and the 2007 Exchangeable Shares, counted together as a single class, on a fully diluted basis, and Mr. McEwen will own approximately 25% of US Gold’s outstanding shares on a fully diluted basis.

Treatment of Options

Each outstanding Minera Option will be converted into an option to acquire US Gold Shares at a ratio of 0.45 of a US Gold Share for each Minera Share underlying each such Minera Option and at an exercise price per US Gold Share equal to the exercise price per share of such Minera Option immediately prior to the Effective Time divided by 0.45, provided that the exercise price so determined shall be adjusted to the extent, if any, required to ensure that the “in-the-money” amount with respect to the Replacement Option immediately after the conversion does not exceed the “in-the-money” amount with respect to the conversion of the Minera Option immediately before the Effective Time. The expiry date and vesting terms of each Minera Option will remain unchanged.

The Exchangeable Shares

The Exchangeable Shares will be issued by Exchangeco and will be exchangeable at any time, subject to their terms and applicable law, for US Gold Shares on a one-for-one basis.  An Exchangeable Share will provide a holder thereof with economic and voting rights which are substantially equivalent to those of a US Gold Share.  Pursuant to the Voting and Exchange Trust Agreement, by furnishing instructions to the Voting Trustee, holders of the Exchangeable Shares will be able to exercise essentially the same voting rights with respect to US Gold as they would have if they were US Gold Shareholders. Holders of Exchangeable Shares will also be entitled to receive from Exchangeco dividends that are equivalent to any dividends paid on US Gold Shares from time to time. The Exchangeable Shares are subject to adjustment or modification in the event of a stock split or other change to the capital structure of US Gold so as to maintain the proportional relationship between the Exchangeable Shares and the US Gold Shares. See “Description of the Exchangeable Shares”.

Canadian resident Minera Shareholders who receive Exchangeable Shares may obtain a full or partial deferral of taxable capital gains for Canadian federal income tax purposes in specified circumstances. See “Material Canadian Federal Income Tax Considerations”.  U.S. resident Minera Shareholders may also benefit from tax deferred treatment as described in the Information Circular under the heading “Material U.S. Federal Income Tax Considerations”.

Registration of US Gold Shares

US Gold has filed a registration statement on Form S-4 with the SEC to register, under the U.S. Securities Act, the US Gold Shares to be issued upon exchange of the Exchangeable Shares.  This Registration Statement is not yet effective.  US Gold intends to request that the SEC declare the Registration Statement effective as of a specific date prior to the closing of the Arrangement.  The effectiveness of the Registration Statement is a condition to the completion of the Arrangement. US Gold also agreed to use its reasonable best efforts to maintain the effectiveness of such registration so long as any Exchangeable Shares remain outstanding.

US Gold has also agreed to take commercially reasonable efforts to obtain any regulatory and stock exchange approvals that are necessary to ensure that the US Gold Shares to be issued upon the exercise of the Replacement Options will be listed on the TSX and the NYSE and will be freely tradeable in the United States and Canada.

Benefits of the Arrangement

The Minera Andes Board, in recommending the Arrangement to Minera Shareholders, believes the Arrangement provides a number of anticipated benefits to Minera Andes and Minera Shareholders including: a stronger financial position, expanded growth opportunities, a larger and more diversified asset base, enhanced capital markets profile and greater shareholder value than would be offered by pursuing Minera Andes’ current business plan on a stand alone basis.  See “Anticipated Benefits of the Arrangement” and “Risk Factors”.

Recommendation of the Board

The Minera Andes Board has carefully considered the Arrangement and, based on, among other things, the Valuations and Fairness Opinion, the recommendation of the Minera Special Committee and consideration of the expected benefits of the Arrangement and the risks associated with completing the Arrangement, unanimously (other than Mr. McEwen who abstained) determined that the Arrangement is in the best interests of Minera Andes and is fair to Minera Shareholders, approved the Arrangement Agreement and resolved to recommend to the Minera Shareholders that they vote FOR the Arrangement Resolution.

Independent Valuations and Fairness Opinion

RBC, the independent valuator retained by the Minera Special Committee in connection with its consideration of the Arrangement, prepared the Valuations and Fairness Opinion in accordance with MI 61-101. Minera Shareholders are urged to read the Valuations and Fairness Opinion, the full text of which is attached as Appendix “F” to this Information Circular, carefully and in its entirety. Based upon and subject to the factors set out in the Valuations and Fairness Opinion, RBC advised the Minera Special Committee that, in its opinion as at September 22, 2011, the fair market value of the Minera Shares is in the range of $0.90 to $1.90 per Minera Share, the fair market value of the US Gold Shares is in the range of $2.25 to $3.25 per US Gold Share, and the Exchange Ratio is fair, from a financial point of view, to the Minority Shareholders.  See “Independent Valuations and Fairness Opinion”.

Shareholder Approval of the Arrangement

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Minera Shareholders, present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by the Minera Shareholders, present in person or represented by proxy at the Meeting, after excluding the votes of Interested Minera Shareholders.

At the US Gold Meeting, scheduled to take place on January 19, 2012, US Gold Shareholders will be asked to approve, among other things, the US Gold Resolutions.  The approval of the US Gold Resolutions requires (i) the affirmative vote of a majority of the votes cast by US Gold Shareholders present in person or represented by proxy at the US Gold Meeting on each of US Gold Proposal 1, 2 and 3; and (ii) that the total number of votes cast on US Gold Proposal 3 represents at least a majority of the US Gold Shares and 2007 Exchangeable Shares, counted together as a single class, entitled to vote on US Gold Proposal 3.  In accordance with MI 61-101, US Gold Proposal 3 must also receive the affirmative vote of the majority of the votes cast by US Gold Shareholders, excluding votes cast by the Interested US Gold Shareholders.  If US Gold Proposals 1, 2 and 3 are approved, US Gold Shareholders will also be asked to approve US Gold Proposal 4, changing the name of US Gold to McEwen Mining Inc.

At the US Gold Meeting, US Gold Shareholders will also be asked to approve an adjournment or postponement of the US Gold Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the US Gold Meeting to approve and adopt any of the proposals made at the US Gold Meeting (including US Gold Proposals 1, 2 and 3).

Voting Agreements

Each of the directors and officers of US Gold and Minera Andes, including Mr. McEwen, has entered into a Voting Agreement to vote any US Gold Shares and Minera Shares he or she beneficially owns in favor of the US Gold Resolutions and the Arrangement Resolution, respectively.  The Voting Agreement covers approximately 22% of the US Gold Shares and approximately 32% of the Minera Shares, in each case, on a fully diluted basis.

Court Approval of the Arrangement

Prior to the mailing of this Information Circular, we obtained the Interim Order authorizing and directing us to call and hold the Meeting in accordance with the Notice of Meeting, the ABCA and the Interim Order. A copy of the Interim Order is attached as Appendix “B” to this Information Circular.

An arrangement of a corporation under the ABCA requires approval of the Court. Subject to the requisite approval of the Arrangement Resolution by Minera Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on January 20, 2012 at 2:00 p.m. (Calgary time) at the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 — 5th Street S.W., Calgary, Alberta T2P 5P7, or as soon thereafter as is reasonably practicable. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  At the hearing, any Minera Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of intention to appear in accordance with the Alberta Rules of Court, serving such notice upon the solicitors of Minera Andes on or before 4:00 p.m. (Calgary time) five days immediately preceding the date of the Meeting, and satisfying any other requirements as provided in the Interim Order.

The Exchangeable Shares issuable at the Effective Time pursuant to the Arrangement will not be registered under the U.S. Securities Act, and such securities are expected to be issued in reliance upon an exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.  The Court has been advised that the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, with respect to the issuance of the Exchangeable Shares at the Effective Time pursuant to the Arrangement. The Notice of Application for the Final Order is attached to this Information Circular as Appendix “C”.

Stock Exchange Approvals

The US Gold Shares are listed on the TSX and NYSE. It is a mutual condition precedent to the completion of the Arrangement that: (i) the TSX and NYSE shall have approved the listing and posting for trading of the US Gold Shares issuable upon the exchange of the Exchangeable Shares and upon the exercise of Replacement Options; and (ii) the TSX has approved the listing and posting for trading of the Exchangeable Shares to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date such that the US Gold Shares will be listed and posted for trading on the TSX and the NYSE and the Exchangeable Shares will be listed and posted for trading on the TSX, in each case within three Business Days after the Effective Date.  The Exchangeable Shares will not be listed on any stock exchange in the United States.  The trading symbol for the Exchangeable Shares on the TSX will be “MAQ”.

It is intended that the Minera Shares will be delisted from the TSX following completion of the Arrangement.

Conditions to the Arrangement

As more fully described in this Information Circular and the Arrangement Agreement, the completion of the Arrangement depends on a number of conditions being satisfied or waived, including, among others: (a) the Arrangement Resolution being approved by Minera Shareholders; (b) the US Gold Resolutions being approved by US Gold Shareholders; and (c) the Plan of Arrangement being approved by the Court. See “The Arrangement Agreement — Conditions to the Arrangement”.

Non-Solicitation Provisions

The Arrangement Agreement contains mutual non-solicitation covenants.  Pursuant to the Arrangement Agreement, each of Minera Andes and US Gold agreed, except as otherwise provided in the Arrangement Agreement, that it will not, directly or indirectly, (i) solicit, assist, initiate, induce, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to, or that would reasonably be expected to lead to, any Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any person regarding, or that would reasonably be expected to lead to, any Acquisition Proposal; (iii) furnish to any person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to make an Acquisition Proposal, or that would reasonably be expected to lead to an Acquisition Proposal; (iv) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend any Acquisition Proposal; (v) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement (including a confidentiality or standstill agreement), understanding or arrangement, oral or written, in respect of, that is intended to result in, or would reasonably be expected to lead to an Acquisition Proposal; or (vi) withdraw, modify, qualify or change any recommendation of its board of directors to its shareholders regarding, as the case may be, the Arrangement, the Arrangement Resolution or the US Gold Resolutions.  See “The Arrangement Agreement — Non-Solicitation; Acquisition Proposals”.

Prior to approval by Minera Shareholders of the Arrangement Resolution or US Gold Shareholders of the US Gold Resolutions, as applicable, Minera Andes or US Gold may terminate the Arrangement Agreement and enter into an agreement in respect of a Superior Proposal under certain conditions. The party wishing to enter into an agreement in respect of a Superior Proposal must provide the other party with five Business Days to exercise a right to match such Superior Proposal. If either party accepts a Superior Proposal, it must pay the other party a termination fee. In the case of Minera Andes, the termination fee is $20,100,000 and in the case of US Gold, the termination fee is $25,600,000.  Such termination fees are payable in certain other circumstances as described in “The Arrangement Agreement — Termination Fee”.

Dissent Rights

Pursuant to the Interim Order, registered Minera Shareholders have been granted the right to dissent in respect of the Arrangement Resolution and if the Arrangement becomes effective to be paid the fair value of their Minera Shares in accordance with the provisions of section 191 of the ABCA, as modified or supplemented by the Interim Order. A dissenting Minera Shareholder must deliver a written objection to the Arrangement Resolution (Attention: Corporate Secretary) (i) at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3 or (ii) by facsimile transmission to (647) 258-0408, in either case, to be received by no later than 5:00 p.m. (Toronto time) on January 17, 2012 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Toronto time) on the day that is at least two Business Days prior to the day of the adjourned or postponed meeting. Persons who are beneficial owners of Minera Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered holders of Minera Shares are entitled to dissent. Failure to comply strictly with the dissent procedures set forth in section 191 of the ABCA, as modified or supplemented by the Interim Order, may result in the loss or unavailability of any right to dissent.  See “Rights of Dissent” and Appendix “G” to this Information Circular.

Pursuant to the Arrangement Agreement, the obligation of US Gold to effect the Arrangement is subject to the condition that holders of not more than 5% of the outstanding Minera Shares, in the aggregate, shall have validly exercised rights of dissent in respect of the Arrangement. See “The Arrangement Agreement — Conditions to the Arrangement — Additional Conditions in Favour of US Gold and Exchangeco”.

Selected Pro Forma Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of US Gold included in Appendix “D” to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of US Gold, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

	Year Ended	9 Months Ended
	December 31, 2010	September 30, 2011
	(in thousands except per share data)
Operating data
Revenue	$14,791	$18,369
Costs and Expenses	$54,675	$62,392
Operating loss	$(39,884)	$(44,023)
Other (expense) income	$(19,110)	$4,400
Net loss	$(49,688)	$(32,788)
Basic and diluted loss per share	$(0.20)	$(0.12)
Weighted average common shares outstanding	249,314	263,461

Balance sheet data
Current assets		$110,453
Mineral property interests		$555,865
Investment in Minera Santa Cruz (“MSC”)		$268,634
Property and equipment		$12,036
Other assets		$5,196
Total assets		$952,184
Current liabilities		$11,567
Deferred income tax liability		$227,425
Other long-term liabilities		$6,135
Total liabilities		$245,127
Shareholders’ equity		$707,057
Total liabilities and shareholders’ equity		$952,184

Material Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Minera Shareholders who, under the Arrangement, ultimately dispose of one or more Minera Shares. The following comments are qualified in their entirety by reference to such summary. On the exchange of Minera Shares for Exchangeable Shares by a Minera Shareholder who is resident in Canada, a full or partial deferral may be obtained in respect of any capital gains that may otherwise arise on such exchange in certain circumstances and to the extent described herein. Non-resident Minera Shareholders will generally not be subject to tax in Canada in respect of the exchange of their Minera Shares for Exchangeable Shares unless such Minera Shares constitute “taxable Canadian property” for the purposes of the Tax Act.

An Eligible Holder, depending on the circumstances, may be eligible for a full or partial tax deferral in respect of the disposition of Minera Shares by entering into a joint tax election with Exchangeco pursuant to subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial or territorial tax legislation) specifying therein an elected amount in accordance with certain limitations as more fully described below under “Material Canadian Federal Income Tax Considerations — Procedure for Making a Joint Election”.

Minera Shareholders should consult their own tax advisors to determine the specific income tax consequences of the Arrangement to them. For a description of certain federal income tax consequences in Canada, see “Material Canadian Federal Income Tax Considerations”.

Material U.S. Federal Income Tax Considerations

This Information Circular contains a summary of certain U.S. federal income tax considerations generally applicable to certain Minera Shareholders who, under the Arrangement, ultimately dispose of one or more Minera Shares. The following comments are qualified in their entirety by reference to such summary.  The parties to the Arrangement Agreement have structured the Arrangement with the intent that the exchange of Minera Shares for Exchangeable Shares will qualify as a tax-deferred exchange under either Section 368 or Section 351 of the U.S. Tax Code.  There is, however, no authority or guidance from the Internal Revenue Service addressing the U.S. tax treatment of the Exchangeable Shares or the particular structure of transactions similar to the Arrangement.  Accordingly, it is possible that the exchange of Minera Shares for Exchangeable Shares pursuant to the Arrangement will be considered a taxable exchange.  In addition, Minera Andes believes that it was a passive foreign investment company, referred to as a “PFIC,” under Section 1297 of the U.S. Tax

Code, in 2006 and prior years.  A U.S. Person who is a Minera Shareholder that owned Minera Shares in 2006 or prior years and who has made certain elections under the PFIC rules will be subject to tax on gain realized with respect to the exchange of such Minera Shareholder’s Minera Shares for Exchangeable Shares under a special tax regime applicable to PFICs and will not be eligible for tax-deferred treatment. Minera Shareholders should be aware that the U.S. federal income tax consequences of the Arrangement may depend on each Minera Shareholder’s individual situation, including such person’s situation with respect to the PFIC rules, and that participating in the Arrangement may subject Minera Shareholders to state, local or foreign tax consequences that are not discussed in this Information Circular.  Minera Shareholders are strongly urged to consult their own tax advisors for advice on the specific tax implications to them of the exchange of their Minera Shares for Exchangeable Shares.

In addition, the U.S. tax treatment of the Exchangeable Shares is uncertain.  In particular, it is unclear whether the Internal Revenue Service or the courts would respect the Exchangeable Shares as shares of Exchangeco or instead regard them as US Gold Shares, and the U.S. tax consequences of the receipt, ownership and disposition of the Exchangeable Shares could vary depending upon the manner in which the Exchangeable Shares are characterized for U.S. income tax purposes.  In addition, Minera Shareholders who are U.S. Persons should be aware that Exchangeco could be considered to be a PFIC for U.S. federal income tax purposes.  Although Exchangeco has advised Minera Andes that it believes that it is not currently a PFIC and does not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond its control, and Exchangeco cannot assure investors that it is not and will not become a PFIC in the future.  If Exchangeco were deemed to be a PFIC, then a U.S. Person who owns Exchangeable Shares and disposes or is deemed to dispose of Exchangeable Shares at a gain, or who receives a so-called “excess distribution” on the Exchangeable Shares, generally would be required to treat such gain or excess distribution as ordinary income allocated ratably to all days in such U.S. Person’s holding period, would be taxable at the highest applicable rate for the “prior year PFIC period”, i.e., days in the U.S. Person’s prior taxable years during which Exchangeco was a PFIC, and would pay an interest charge on the tax due for such prior years.  Minera Shareholders are strongly urged to consult their own tax advisors for advice on the tax implications to them of the receipt, ownership and disposition of the Exchangeable Shares and on certain tax elections that may be available to shareholders of a PFIC.

For a description of certain federal income tax consequences in the U.S., see “Material U.S. Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations to Minera Shareholders in connection with the Arrangement other than Canadian and U.S. federal income tax considerations.  Minera Shareholders who are resident in jurisdictions other than Canada and the U.S. should consult their own tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Minera Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state and local tax considerations of the Arrangement.

Risk Factors

An investment in US Gold Shares (directly or through Exchangeable Shares) is subject to a number of risks.  Minera Shareholders should carefully consider the risks and uncertainties together with all the other information set out in, or incorporated by reference into, this Information Circular prior to making a decision as to how to vote their Minera Shares.

Risks and uncertainties relating to the business of Minera Andes are also discussed in the AIF, which is incorporated by reference herein. Risks and uncertainties relating to the Arrangement and the business of US Gold are described under “Risk Factors”.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by our management for use at the Meeting and at any adjournment or postponement thereof.  Solicitation of proxies will be primarily by mail but may also be in person, by telephone, facsimile, email or other form of electronic communication.

Kingsdale Shareholder Services Inc. (“Kingsdale”) is acting as the Corporation’s proxy solicitation agent, for which it will be paid a fee of up to approximately C$85,000, if the Arrangement is completed.  If you have any questions about the Arrangement or how to exercise your voting rights, please contact Kingsdale, toll-free in North America at 1-866-581-1513 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

All costs of the solicitation of proxies for the Meeting will be borne by Minera Andes.  We have arranged for intermediaries to forward meeting materials to beneficial holders of Minera Shares and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Minera Andes.  A Minera Shareholder may appoint some other person or company (who need not be a Minera Shareholder) to represent the Minera Shareholder at the Meeting, either by inserting such person’s name in the blank space provided in the Proxy and striking out the two printed names, or by completing another Proxy, and in either case sending or delivering the completed Proxy to the offices of Computershare Investor Services Inc. (“Computershare”) (Attention: Proxy Department), at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax to 1-866-249-7775 (Attention: Proxy Department).

To be valid, the Proxy must be received by Computershare not later than 4:45 p.m. on January 17, 2012, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting in the case of any adjournment or postponement thereof.

Revocation of Proxies

A Minera Shareholder who has given a Proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by: (a) completing, signing and delivering a Proxy bearing a later date; (b) delivering an instrument in writing, executed by the Minera Shareholder or by the Minera Shareholder’s attorney duly authorized in writing either (i) at the Corporation’s registered office at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada M5J 2T3 (Attention:  Vice-President, Corporate Affairs), at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Execution of Proxy

The Proxy must be executed by the Minera Shareholder or his or her attorney authorized in writing, or if the Minera Shareholder is a corporation, the form of Proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A Proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Minera Andes).

Exercise of Discretion

Where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Minera Shares represented by the Proxy will be voted as directed by the Minera Shareholder. In the absence of such direction, the Minera Shares represented by valid Proxies executed in favour of management and deposited in the manner described herein will be voted FOR the Arrangement Resolution. The enclosed form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly be brought before the Meeting or any adjournment or postponement thereof. At the time of printing this Information Circular, management of Minera Andes was not aware of any such amendment, variation or other matter to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, the Minera Shares represented by Proxies in favour of management will be voted on such matters in accordance with the best judgment of the named proxyholder.

Non-Registered Minera Shareholders

Most Minera Shareholders are “non-registered” shareholders because the Minera Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Minera Shareholders who do not hold their Minera Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by Minera Shareholders whose names appear on the records of the registrar and transfer agent of Minera Andes as the registered holders of Minera Shares can be recognized and acted upon at the Meeting. For example, if Minera Shares are listed in an account statement provided to a Minera Shareholder by a broker, then in almost all cases those Minera Shares will not be registered in such Minera Shareholder’s name on the records of Minera Andes. Such Minera Shares are more likely to be registered under the name of the Minera Shareholder’s broker or an agent of that broker. In Canada, most of such Minera Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). The majority of Minera Shares held in the U.S. are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the U.S. equivalent of CDS Clearing and Depository Services Inc.

Minera Shares held by brokers (or their agents or nominees) may only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for their clients. Accordingly, existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares and mails a machine-readable voting instruction form (in lieu of the form of Proxy) to the Beneficial Shareholders.  Beneficial Shareholders are requested to complete and return the form to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Minera Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that form to vote Minera Shares directly at the Meeting. The voting instruction form must be returned as directed to Broadridge (or instructions respecting the voting of Minera Shares must be otherwise communicated to Broadridge) well in advance of the Meeting in order to have such Minera Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Minera Shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Minera Shareholder and vote Minera Shares in that capacity. Beneficial

Shareholders who wish to attend the Meeting and indirectly vote their Minera Shares as proxyholder for the registered Minera Shareholder should contact their broker or other intermediary well in advance of the Meeting.

Beneficial Shareholders should also instruct their broker or other intermediary to complete the Letter of Transmittal with respect to the Beneficial Shareholder’s Minera Shares as soon as possible in order to receive the Exchangeable Shares to which such Beneficial Shareholder is entitled under the Arrangement.

Beneficial Shareholders either object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) or do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of NOBOs for, among other things, the distribution of proxy related material.

Pursuant to NI 54-101, we have determined to send these materials to both registered and non-registered Minera Shareholders directly. If you are a non-registered Minera Shareholder, and we have sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding Minera Shares on your behalf) have assumed responsibility for: (i) delivering these materials to you; and (ii) executing your proper voting instructions.

Voting Securities and Principal Holders Thereof

We are authorized to issue an unlimited number of Minera Shares and an unlimited number of preferred shares, of which (as of December 12, 2011) there are 282,948,854 Minera Shares issued and outstanding.  There are no preferred shares issued and outstanding. On all matters to be considered and acted upon at the Meeting, Minera Shareholders are entitled to one vote for each Minera Share held.

The record date for the purpose of determining holders of Minera Shares entitled to notice of, and to vote at, the Meeting, is December 12, 2011. The transfer books will not be closed. Only Minera Shareholders whose names have been entered in the register of Minera Shareholders on the close of business on the record date will be entitled to receive notice of and to vote at the Meeting. To the extent that a person transfers ownership of any Minera Shares after that date and the transferee of such Minera Shares establishes ownership of such Minera Shares and requests, not later than ten days before the Meeting, to be included in the list of Minera Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Minera Shares at the Meeting.

As of December 12, 2011, to the best of the knowledge of our directors and executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, Minera Shares carrying more than 10% of the voting rights attached to all outstanding shares of Minera Andes, other than Mr. McEwen who owns, controls or directs, directly or indirectly, 86,057,143 (approximately 30.4%) of the outstanding Minera Shares, on an undiluted basis.

Quorum

The Interim Order provides that holders present not being less than two (2) in number each of whom is entitled to vote at the Meeting and holding or representing not less than ten percent (10%) of the Minera Shares, shall constitute a quorum for the meeting in respect of holders of Minera Shares.

BACKGROUND TO THE ARRANGEMENT

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of negotiations conducted between representatives of the Minera Special Committee and the US Gold Special Committee, with the assistance of their respective financial and legal advisors. The following is a summary of the principal events leading up to the public announcement of the Arrangement, the negotiation of the Arrangement Agreement and meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

The business combination of Minera Andes and US Gold was proposed by Robert R. McEwen, the Chairman, Chief Executive Officer and largest shareholder of each of Minera Andes and US Gold, in June, 2011. Mr. McEwen beneficially owns approximately 30% of the issued and outstanding shares of Minera Andes and approximately 20% of the issued and outstanding shares of US Gold (in each case on a fully diluted basis). In addition, both companies have a common executive management team with the Chief Executive Officer, Chief Financial Officer and Corporate Secretary holding the same position in both companies.

In early June, 2011, Mr. McEwen advised management of each of Minera Andes and US Gold that he intended to propose to their respective boards that they consider combining Minera Andes and US Gold at an exchange ratio of 0.40 of a US Gold Share for each Minera Share. Management commenced initial discussions with external legal counsel in order to determine the procedural steps required in contemplation of such a transaction.  Minera Andes had retained Lawson Lundell LLP as Canadian counsel along with Arnold & Porter LLP as U.S. counsel to the Corporation.

On June 7, 2011, Nils Engelstad, the corporate secretary of Minera Andes and US Gold, sent an email to the Minera Andes Board advising each of the directors of Mr. McEwen’s proposal.

At a meeting on June 13, 2011, Mr. McEwen advised the Minera Andes Board of his proposal and that the basis for the proposed exchange ratio was to provide an ‘‘at market’’ merger of equals. The proposed exchange ratio of 0.40 of a US Gold Share for each Minera Share was based on the average trading range for US Gold Shares and Minera Shares established during the six months preceding Mr. McEwen’s proposal. Given Mr. McEwen’s ownership interest in US Gold and the fact he is a director and officer of US Gold and may have, or be perceived to have, interests in the consummation of the Arrangement that may conflict with the interests of Minera Andes and its other shareholders, the Minera Andes Board determined that it was in the best interests of Minera Andes to form the Minera Special Committee to evaluate, review and if it determined to proceed, negotiate or supervise the negotiation of the Arrangement.

The Minera Special Committee was made up of Mr. Stein (Chair), Mr. Marter, Dr. Quick and Mr. Lazarovici, who the Minera Special Committee determined were each independent within the meaning of MI 61-101.  The Minera Special Committee was established for the following purposes: (i) to assess and supervise the process of considering the Arrangement, (ii) to review and evaluate the Arrangement, including its financial and other terms and any special benefits accruing to any interested party, (iii) to discuss details of the Arrangement with management and other representatives of Minera Andes or its advisors, (iv) to canvass with Minera Andes or its advisors any revisions to the terms or structure of the Arrangement that the Minera Special Committee believes are necessary or advisable and to conduct, review and participate in or supervise, directly or through advisors, the negotiations of any such revisions, (v) to make recommendations to the Minera Andes Board with respect to the Arrangement, (vi) to review public disclosure in connection with the Arrangement and material transaction documentation, (vii) to monitor the carrying out of the Arrangement, and (viii) to supervise the preparation of any formal valuation and/or a fairness opinion in connection with the Arrangement.

On June 14, 2011, the two companies issued a joint press release announcing the proposal that had been made by Mr. McEwen.

On June 22, 2011, the Minera Special Committee retained Torys LLP as Canadian and U.S. counsel to the Minera Special Committee. The Minera Special Committee determined that Torys LLP was independent of US Gold, Minera Andes and Mr. McEwen.

From June 28, 2011 through September 22, 2011, the Minera Special Committee held formal meetings on 14 occasions, including 7 meetings with RBC, its independent financial advisor. Counsel to the Minera Special Committee attended each of these meetings. In addition, during this time, members of the Minera Special Committee also held informal consultations and meetings with management of Minera Andes and US Gold, RBC, counsel to the Minera Special Committee, and each other.

On June 28, 2011, the Minera Special Committee met with Torys LLP. Torys LLP advised the Minera Special Committee with respect to the fiduciary duties of the Minera Andes Board, the role and responsibilities of the Minera Special Committee, the independence requirements for members of the Minera Special Committee, the special requirements (including the formal valuation and minority approval) for the Arrangement under MI 61-101 and the process that the Minera Special Committee should undertake in connection with its review and evaluation of the Arrangement.

Between June 15, 2011 and June 30, 2011, legal advisors to Minera Andes and the Minera Special Committee had preliminary discussions on process matters with management of Minera Andes and US Gold regarding, among other things, establishment of data rooms for each of Minera Andes and US Gold, execution of a confidentiality agreement between Minera Andes and US Gold, the applicability of MI 61-101 to the proposed transaction and the proposed structure of the Arrangement. On or about July 1, 2011, the electronic data room for US Gold was established and on or about July 4, 2011, the electronic data room for Minera Andes was established. On July 8, 2011, Minera Andes and US Gold entered into a confidentiality agreement in respect of the proposed transaction.  Lawson Lundell LLP, with the assistance of Arnold & Porter LLP and local counsel in Nevada and Mexico, conducted significant due diligence on US Gold and its material properties on Minera Andes’ behalf.  Torys LLP, supervised the due diligence process undertaken by Lawson Lundell LLP, Arnold & Porter LLP and local counsel, and reviewed the key findings of the due diligence review.

On July 4, 2011, the Minera Special Committee met with Torys LLP.  During this meeting, the process for selecting potential candidate firms to serve as an independent financial advisor for the Minera Special Committee was discussed.  Following this meeting, four investment banking firms were asked to submit proposals to the Minera Special Committee.

On July 6, 2011 and July 11, 2011, the Minera Special Committee met with each of the four investment banking firms that had been asked to submit proposals. Following the conclusion of this series of meetings, the Minera Special Committee met, with Torys LLP present, to consider the various proposals. After due consideration, the Minera Special Committee determined to retain RBC as its independent financial advisor based on, among other things, RBC’s experience and reputation in mergers and acquisitions and in the mining sector, the quality and experience of the RBC team members, RBC’s independence and substantial United States presence and RBC’s proposed fees. Minera Andes entered into an engagement letter with RBC as of July 12, 2011.  RBC was engaged by the Minera Special Committee to prepare and deliver formal valuations in accordance with MI 61-101 and a fairness opinion, as well as to provide mergers and acquisitions advice in connection with the review and negotiation of the Arrangement.

On July 20, 2011, Minera Andes’ counsel, Lawson Lundell LLP, provided a presentation to US Gold’s U.S. and Canadian counsel, the Canadian and U.S. counsel for the US Gold Special Committee, Torys LLP, RBC and

Raymond James Inc., financial advisor to the US Gold Special Committee. The presentation gave an overview, including the current status, of the litigation in respect of Minera Andes’ Los Azules Copper Project (the “Los Azules Litigation”).

On July 29, 2011, the Minera Special Committee met with Torys LLP and RBC.  RBC provided an interim update on its valuation work and review of the technical data regarding US Gold’s material properties. Torys LLP provided an update on the scope and initial findings of the legal due diligence review of US Gold being conducted by Lawson Lundell LLP.  Torys LLP also provided an update regarding the Los Azules Litigation and a high level explanation of the proposed “exchangeable share” structure of the Arrangement and anticipated Canadian and U.S. tax consequences to Minera Shareholders.

On August 10, 2011, a regular meeting of the Minera Andes Board took place to review and approve Minera Andes’ second quarter financial statements.  In addition, Mr. Stein provided an update on the work of the Minera Special Committee, including an update on the transaction process and valuation work being conducted by RBC.

On August 16, 2011, the Minera Special Committee held a meeting with RBC and Torys LLP at which RBC discussed its valuation methodology and provided its preliminary views on valuation. Based on its valuation work to date on Minera Andes and US Gold, RBC expressed the preliminary view that the proposed exchange ratio of 0.40 of a US Gold Share for each Minera Share was significantly below the midpoint of its valuation range.  The Minera Special Committee discussed the valuation analysis in detail with RBC. The Minera Special Committee also considered the rationale and potential benefits and risks of the Arrangement and sought input on those matters from RBC. The Minera Special Committee concluded that it should engage in discussions with the US Gold Special Committee in order to seek a higher exchange ratio.  The Minera Special Committee authorized its chair, Mr. Stein, to contact the chair of the US Gold Special Committee, Dr. Baker, to commence the discussions.

On August 17, 2011, Mr. Stein received a telephone call from Dr. Baker. Dr. Baker advised Mr. Stein that the US Gold Special Committee was prepared to move forward on the proposed transaction at the exchange ratio of 0.40 of a US Gold Share for each Minera Share. Mr. Stein responded to the effect that while the Minera Special Committee was supportive of a potential transaction, the Minera Special Committee believed that the proposed 0.40 exchange ratio represented a valuation for the Minera Shares that was significantly too low.

On August 18, 2011, the Minera Special Committee met, with representatives of Torys LLP participating.  Mr. Stein informed the other members of the Minera Special Committee of the call with Dr. Baker the day before. The Minera Special Committee determined that the next step should be for Mr. Stein and Mr. Lazarovici to have a conversation with Dr. Baker and Mr. Bojtos of the US Gold Special Committee in order to discuss the proposed transaction and the valuation analysis and methodology with respect to each of the companies.  Later on August 18, 2011, Mr. Stein and Mr. Lazarovici had a telephone call with Dr. Baker and Mr. Bojtos to discuss the potential for a transaction of the nature proposed and valuation matters. Information was exchanged regarding certain aspects of the financial analysis of the respective financial advisors.  Messrs. Stein and Lazarovici indicated that they needed to have further discussions with their financial and legal advisors before proceeding to discuss further the terms of a potential transaction. The Minera Special Committee then met again later that day with Torys LLP to discuss the results of the call with Dr. Baker and Mr. Bojtos.

On August 19, 2011, the Minera Special Committee met with RBC and Torys LLP to discuss the conversations that had taken place with Dr. Baker and Mr. Bojtos. The Minera Special Committee members discussed with RBC valuation methodology matters relating to both companies.  The Minera Special Committee reaffirmed its prior conclusion that it was necessary to seek an improved exchange ratio.

On August 26, 2011, the Minera Special Committee received from US Gold a memorandum prepared for the US Gold Board regarding US Gold’s new plans to begin production at the El Gallo complex by mid-2012. RBC was immediately notified of the development so that it could factor the information into its valuation analysis. RBC subsequently reported to the Minera Special Committee that this development had minimal impact on its overall valuation assessment of US Gold.

On August 30, 2011, Mr. Stein and Dr. Baker held two telephone conversations to discuss the status of the valuation work currently being done by their respective financial advisors and their preliminary conclusions.  Mr. Stein explained that the midpoint of RBC’s valuation was significantly higher than the proposed 0.40 exchange ratio, and requested that the US Gold Special Committee consider a higher exchange ratio. Dr. Baker indicated that the US Gold Special Committee may be willing to agree to a higher exchange ratio. After discussing certain specifics of the valuation process as well as other subjective factors, they each agreed to discuss with their respective special committees whether they could recommend a 0.45 exchange ratio.

During the morning of August 31, 2011, the Minera Special Committee met, with representatives of RBC and Torys LLP participating.  The Minera Special Committee discussed the conversations that had occurred between Mr. Stein and Dr. Baker.  After receiving input from RBC with regard to valuation matters and the negotiation process, the Minera Special Committee determined that it was willing to consider recommending an exchange ratio of 0.45.

Later in the morning of August 31, 2011, Mr. Stein and Dr. Baker had another brief discussion, during which Mr. Stein stated that if the US Gold Special Committee could agree to recommend a 0.45 exchange ratio, then he would recommend that the Minera Special Committee do so as well.

On the afternoon of August 31, 2011, Perkins Coie LLP, US counsel to the US Gold Special Committee, distributed an initial draft of the Arrangement Agreement to Torys LLP.

On September 1, 2011, the Minera Special Committee met, with the participation of RBC and Torys LLP.  Mr. Stein provided an update on the discussions with Dr. Baker. Mr. Stein also indicated that he had a discussion with Mr. McEwen in which Mr. McEwen indicated that he was willing to support an exchange ratio of 0.45.  Following a discussion regarding valuation matters, RBC confirmed that an exchange ratio of 0.45 would fall within the range of what RBC considered to be fair from a financial point of view to Minera Shareholders (other than Mr. McEwen).  The Minera Special Committee concluded that proceeding with the proposed transaction at an exchange ratio of 0.45 was in the best interests of Minera Andes and that it would recommend to the Minera Andes Board that Minera Andes should proceed to negotiate the proposed transaction on the basis of an exchange ratio of 0.45.  Mr. Stein reported to the Minera Special Committee that Mr. McEwen had proposed that the parties agree to a mutual break fee of 3% of their respective market capitalizations if they did not proceed with a transaction under certain circumstances.  Having considered the advice of RBC, among other things, the Minera Special Committee concluded that such a break fee was reasonable and appropriate and would recommend it to the Minera Andes Board.

On September 1, 2011 after the conclusion of the Minera Special Committee meeting, the Minera Andes Board met to obtain an update from the Minera Special Committee on the ongoing negotiations with the US Gold Special Committee, including the fact that an exchange ratio of 0.45 had been agreed to in principle by the special committees.  RBC discussed its valuation work and conclusion that an exchange ratio of 0.45 would fall within the range of what RBC considered to be fair from a financial point of view to Minera Shareholders (other than Mr. McEwen). Based upon the considerable time spent and costs incurred to date and as consideration for each party to continue to pursue the proposed transaction, Mr. McEwen requested that a mutual break fee of 3% of the companies’ respective market capitalizations be agreed upon and become effective prior to final documentation being completed. Following discussion amongst the meeting participants and after receiving the views of RBC and legal counsel, the Minera Andes Board agreed in principle with this approach and instructed counsel to negotiate a letter agreement to that effect with US Gold’s counsel, subject to the approval of the Minera Special Committee and the Minera Andes Board. The Minera Andes Board determined to meet again the following morning to discuss the draft letter agreement.

On the morning of September 2, 2011, the Minera Special Committee met to consider the draft letter agreement and a related draft press release. The Minera Special Committee resolved to recommend the approval of those documents to the Minera Andes Board.  The Minera Andes Board met following the Minera Special Committee meeting.  After discussion among the Minera Andes Board, the Minera Special Committee recommended to the Minera Andes Board that Minera Andes should proceed to negotiate the proposed transaction on the basis of an exchange ratio of 0.45 and that the letter agreement and press release be approved.  The Minera Andes Board then approved (with Mr. McEwen abstaining) Minera Andes proceeding to negotiate the proposed transaction on the basis of the revised 0.45 exchange ratio and approved the letter agreement. The Minera Andes Board determined that it was appropriate to jointly announce with US Gold that an exchange ratio had been agreed upon in principle that was different from the exchange ratio initially proposed by Mr. McEwen as previously announced by both US Gold and Minera Andes on June 14, 2011, as well as the other provisions of the letter agreement and then approved the related press release.

US Gold, Minera Andes and Mr. McEwen then executed the letter agreement reflecting the parties’ agreement in principle to support the revised exchange ratio of 0.45 subject to the completion of due diligence and the negotiation of a definitive arrangement agreement. The letter agreement also provided for a mutual break fee equal to approximately 3% of each party’s market capitalization as of the previous day that would be payable if the party enters into an agreement to effect or support any competing transaction before the earlier of (i) entering into a definitive agreement for the proposed transaction, (ii) the party terminating negotiations and abandoning the proposed transaction as a result of an adverse due diligence finding, (iii) a mutual good faith termination of discussions, and (iv) November 1, 2011, where the competing transaction would result in any other person acquiring more than 50% of the outstanding voting or equity securities of the paying person.  Minera Andes and US Gold then issued the press release jointly.

On September 16, 2011, the Minera Special Committee held a meeting in which Torys LLP participated.  Torys LLP provided an overview of the draft Arrangement Agreement and other transaction documents as well as the outstanding business issues. The Minera Special Committee discussed in detail certain aspects of the draft Arrangement Agreement, the other transaction documents and the outstanding business issues, including the deal protection provisions of the draft Arrangement Agreement.

During the morning of September 21, 2011, Mr. Stein had a telephone conference with Dr. Baker as well as representatives of Perkins Coie LLP, Goodmans LLP (Canadian counsel to the US Gold Special Committee) and Torys LLP, during which they discussed and reached a proposed resolution of the remaining business issues in the Arrangement Agreement, subject to the approval of the respective special committees and boards of directors.

On the evening of September 21, 2011, the Minera Special Committee held a meeting in which Torys LLP participated.  The Minera Special Committee reviewed the Arrangement Agreement and other transaction documents and the proposed resolution of open issues as well as certain aspects of the due diligence process conducted primarily by Lawson Lundell LLP and the findings resulting from that process.

On the morning of September 22, 2011, the Minera Special Committee met again, with RBC and Torys LLP present.  RBC gave an updated presentation on its valuation analysis and delivered the Valuations and Fairness Opinion, confirming that, subject to the assumptions, limitations and qualifications contained therein, as of the date thereof, the proposed exchange ratio of 0.45 is fair, from a financial point of view, to the Minera Shareholders (other than Mr. McEwen). Following discussion concerning valuation matters and various other aspects of the proposed transaction, the Minera Special Committee unanimously determined that the Arrangement was in the best interests of Minera Andes and fair to Minera Shareholders, and resolved to recommend that the Minera Andes Board approve the Arrangement Agreement.  Following the Minera Special Committee meeting, the Minera Andes Board met, with RBC, Torys LLP and Lawson Lundell LLP present.  RBC discussed the Valuations and Fairness Opinion and Torys LLP discussed the Arrangement Agreement and other transaction documents. Lawson Lundell LLP gave an overview of the due diligence process and significant findings. The Minera Special Committee delivered its recommendation that Minera Andes should enter into the Arrangement Agreement. Following discussion and based on, among other things, the recommendation of the Minera Special Committee, the Valuations and Fairness Opinion, the expected benefits of the Arrangement and the risks associated with completing the Arrangement, the Minera Andes Board (with Mr. McEwen abstaining) determined that the Arrangement was in the best interests of Minera Andes and fair to Minera Shareholders, approved entering into the Arrangement Agreement, and resolved to recommend that Minera Shareholders vote in favour of the Arrangement.  On the afternoon of September 22, 2011, Minera Andes and US Gold executed the definitive Arrangement Agreement.

Independent Valuations and Fairness Opinion

Engagement of RBC

The Minera Special Committee initially contacted RBC regarding a potential advisory assignment on July 5, 2011. The Minera Special Committee determined, based in part on certain representations made to it by RBC, that RBC was independent within the meaning of MI 61-101 and qualified to prepare a formal valuation and should be retained as financial advisor to the Minera Special Committee for purposes of, among other things, preparing and delivering to the Minera Special Committee the formal valuation of the Minera Shares (the “Minera Share Valuation”) and US Gold Shares (the “US Gold Share Valuation” and together with the Minera Share Valuation, the “Valuations”) required under MI 61-101 and an opinion as to the fairness, from a financial point of view, of the Exchange Ratio (the “Fairness Opinion”).

Minera Andes entered into an engagement letter (the “Engagement Letter”) with RBC dated July 12, 2011 which provides, among other things, that the services of RBC would be provided to the Minera Special Committee. The Engagement Letter provides for the payment to RBC of C$1.25 million for the Valuations and Fairness Opinion and related work. The fees paid to RBC under the Engagement Letter were agreed between RBC and the Minera Special Committee. The compensation of RBC under the Engagement Letter does not depend in whole or in part on the conclusions reached in the Valuations and Fairness Opinion or the successful completion of the Arrangement. In the Engagement Letter, Minera Andes has agreed to indemnify RBC in respect of certain liabilities that might arise out of its engagement and to reimburse it for its reasonable out-of-pocket expenses.

Credentials of RBC

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC also has significant operations in the U.S. and internationally. The Valuations and Fairness Opinion have been approved for release by a committee of RBC’s directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Minera Andes, US Gold, Mr. McEwen or any of their respective associates or affiliates. Except pursuant to the Engagement Letter, RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving Minera Andes, US Gold, Mr. McEwen or any of their respective associates or affiliates, within the past two years. There are no understandings, agreements or commitments between RBC and any of Minera Andes, US Gold, Mr. McEwen or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Minera Andes, US Gold, Mr. McEwen or any of their respective associates or affiliates.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Minera Andes, US Gold or any of their or Mr. McEwen’s respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Minera Andes, US Gold, Mr. McEwen’s associates or affiliates or the Arrangement.

Nature of Summary

The following summary is qualified by the full text of the Valuations and Fairness Opinion which sets forth the assumptions made, matters considered and limitations on the review undertaken and which is attached as Appendix “F” to this Information Circular. Minera Shareholders are urged to read the Valuations and Fairness Opinion in its entirety.

Scope of Review

In preparing the Valuations and Fairness Opinion, RBC reviewed certain publicly available information and financial statements and non-public information relating to Minera Andes and US Gold and certain other publicly available information relating to the gold, silver and copper mining industry; reviewed the information relating to the business, operations, financial performance and, where applicable, stock market data and research publications relating to Minera Andes and US Gold and other selected comparable companies; held discussions with senior management of Minera Andes and US Gold; held discussions with external technical consultants of Minera Andes and US Gold; held discussions with the Minera Special Committee and legal counsel to Minera Andes and the Minera Special Committee; and carried out other investigative exercises, more specifically described in the Valuations and Fairness Opinion.

Assumptions and Limitations

With the Minera Special Committee’s approval and as provided for in the Engagement Letter, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of Minera Andes and US Gold, and their consultants and advisors (collectively, the “Information”). The Valuations and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Senior officers of each of Minera Andes and US Gold have represented to RBC, among other things, that the Information provided by it or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuations and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date of the Valuations and Fairness Opinion complete, true and correct in all material respects, and did not contain any untrue statement of a material fact in respect of it, its subsidiaries or the Arrangement and did not omit to state a material fact in respect of it, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there had been no material change, financial or otherwise, in its financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects or any of its subsidiaries and no material change had occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuations or Fairness Opinion.

In preparing the Valuations and Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met. The Valuations and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Minera Andes, US Gold and their subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of each of Minera Andes and US Gold. In its analyses and in preparing the Valuations and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

Definition of Fair Market Value

For purposes of the Valuations, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Minera Shares or the US Gold Shares to reflect the liquidity of the Minera Shares or the US Gold Shares, the effect of the Arrangement or the fact that the Minera Shares held by the Minority Shareholders do not form part of a controlling interest.

Valuation Methods

RBC valued the Minera Shares and the US Gold Shares on a going concern basis relying primarily on the net asset value (“NAV”) analysis given the current stage of development of the various assets of Minera Andes and US Gold. The comparable precedent transactions analysis and market trading multiples analysis were used in order to value certain assets of Minera Andes and US Gold as part of undertaking the NAV analysis.

The NAV approach allows for the separate assessment of all assets and liabilities on a proportionate ownership basis in the manner most appropriate to the nature of the particular asset or liability. The NAV analysis incorporates the use of the discounted cash flow (“DCF”) analysis, comparable precedent transactions analysis and market trading multiples analysis to determine asset values. Adjustments are made for balance sheet items including debt and other investments. These adjustments are either added to or subtracted from the asset values to arrive at the NAV for Minera Andes and US Gold.

The DCF approach takes into account the amount, timing and relative certainty of projected unlevered, after-tax free cash flows expected to be generated by the relevant assets of each of Minera Andes and US Gold over their life. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows and discount rates applied to those future cash flows. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used.

With respect to commodity prices, RBC relied predominantly on equity research analyst consensus estimates, which were different from those used in the technical reports prepared by the external technical consultants regarding the mining assets of Minera Andes and US Gold.

Benefits to Mr. McEwen from US Gold Acquiring Minera Shares Held by Minority Shareholders

In arriving at its opinion of the value of the Minera Shares, RBC reviewed and considered whether any distinctive material value will accrue to Mr. McEwen, the largest shareholder of both Minera Andes and US Gold, through US Gold’s acquisition of all the Minera Shares held by Minority Shareholders as contemplated in the Arrangement. RBC concluded that there were no material specific operational or financial benefits that would accrue to Mr. McEwen.

Valuations Conclusions

Based upon and subject to the factors set out in the Valuations and Fairness Opinion, RBC was of the opinion that, as of the date of the Valuations and Fairness Opinion, the fair market value of the Minera Shares is in the range of $0.90 to $1.90 per Minera Share and the fair market value of the US Gold Shares is in the range of $2.25 to $3.25 per US Gold Share.

Fairness Opinion

In connection with RBC’s engagement as financial advisor to the Minera Special Committee, the Minera Special Committee requested that RBC evaluate the fairness of the Exchange Ratio, from a financial point of view, to the Minority Shareholders.

In considering the fairness of the Exchange Ratio from a financial point of view to the Minority Shareholders, RBC principally considered and relied upon: (a) a comparison of the range of fair market values of the US Gold Shares under the US Gold Share Valuation to the range of fair market values of the Minera Shares under the Minera Share Valuation; (b) a comparison of the premium implied by the Exchange Ratio, in relation to the price of Minera Shares on June 13, 2011, the day immediately prior to the announcement of Mr. McEwen’s proposal to effect the Arrangement, to the premiums implied by selected precedent merger-of-equals transactions; and (c) a comparison of the degree of control exercised by Mr. McEwen at Minera Andes at present and at the combined organization under the Arrangement.

Based upon and subject to the factors set out in the Valuations and Fairness Opinion, RBC was of the opinion that, as of the date thereof, the Exchange Ratio is fair, from a financial point of view, to the Minority Shareholders.

The full text of the Valuations and Fairness Opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by RBC. The Valuations and Fairness Opinion is attached as Appendix “F” and is incorporated into this Information Circular by reference. The Fairness Opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio and does not address any other aspects of the Arrangement or any related transactions. The Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Minera Andes or the underlying business decision of Minera Andes to effect the Arrangement or any related transactions. The Fairness Opinion does not constitute a recommendation by RBC to any Minera Shareholder as to how such Minera Shareholder should vote or act with respect to any matters relating to the Arrangement.

The Valuations and Fairness Opinion was one of many factors considered by the Minera Special Committee and the Minera Andes Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the Minera Special Committee, the Minera Andes Board or Minera Andes’ management with respect to the Arrangement or the Exchange Ratio.

Prior Valuations

To the knowledge of Minera Andes and its directors and senior officers, after reasonable inquiries, other than as set forth below, there have been no prior valuations (as defined in MI 61-101) prepared in respect of Minera Shares, US Gold Shares or material assets of Minera Andes or US Gold during the 24 months prior to the date of this Information Circular.

US Gold engaged Duff & Phelps, LLC (“Duff & Phelps”) in December 2009 in order to estimate the fair value of certain of its mineral properties (“U.S. Mineral Interests”) in accordance with the provisions of Accounting

Standards Codification 360. The results of this analysis were to be used by US Gold for financial reporting purposes. A copy of this report is available from the office of US Gold (Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada M5J 2T3) or will be sent upon request.

The U.S. Mineral Interests comprised of the following gold complexes located in the state of Nevada: Tonkin complex, Gold Bar complex, Limousine Butte complex, Battle Mountain complexes (North, East and West) and other properties. Duff & Phelps utilized a market approach (land value multiple per square mile) to estimate the fair value of U.S. Mineral Interests as of November 1, 2009 at $297.9 million. RBC reviewed that report but did not rely on it in preparing the Valuations and Fairness Opinion because: (1) RBC does not believe that the land value per square mile methodology for financial assessment is appropriate given other and more recent valuation approaches available to it, (2) RBC had access to resource evaluations for certain properties from external consultants, and (3) RBC had access to information as of 2011 versus the 2009 data used in the Duff & Phelps report.

Basis for Recommendation of the Minera Special Committee

In making its unanimous recommendation, the Minera Special Committee consulted extensively with its legal and financial advisors and management of both Minera Andes and US Gold and considered a number of relevant factors, including:

(a)                                  Minera Shareholders will receive, as consideration under the Arrangement, Exchangeable Shares and will therefore continue to participate in Minera Andes’ current asset base as well as the growth opportunities associated with the consolidated entity;

(b)                                 Applying the Exchange Ratio to the $5.58 volume-weighted average trading price of the US Gold Shares on June 13, 2011 (the last trading day prior to the public announcement of the proposed transaction) represents a premium of approximately 15% to the $2.19 volume-weighted average trading price (converted to $ at a C$0.9779 per $) of the Minera Shares on June 13, 2011;

(c)                                  The combination of US Gold and Minera Andes consolidates Mr. McEwen’s position as the largest shareholder of both companies.  This is expected to align his interests and focus his energy into one flagship entity.  The combined company will have a consolidated and focused management team which is expected to offer operational and cost synergies;

(d)                                 The Minera Andes Board is entitled to nominate at least 50% of the initial directors of the combined company upon the completion of the Arrangement;

(e)                                  The combined company is expected to have a stronger combined financial position, expanded growth opportunities, a larger and more diversified asset base and enhanced capital markets profile;

(f)                                    The Valuations and Fairness Opinion, which concluded that, as of the date thereof, and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Minority Shareholders;

(g)                                 Mr. McEwen and each of the Minera Andes and US Gold directors and officers, holding approximately 32% of the outstanding Minera Shares and 22% of the outstanding US Gold Shares (in each case on a fully diluted basis), have entered into a Voting Agreement pursuant to which they have agreed, among other things, to vote their respective Minera Shares and US Gold Shares, in favour of the Arrangement Resolution, in the case of Minera Andes, and the US Gold Resolutions, in the case of US Gold;

(h)                                 The Arrangement Agreement allows the Minera Andes Board to consider and respond to a Superior Proposal, subject to the payment of a termination fee to US Gold in certain circumstances.  In addition, the Minera Andes Board can withdraw, modify, qualify or change its recommendations if such change is necessary for the Minera Andes Board to act in a manner consistent with its fiduciary duties, subject to certain conditions;

(i)                                     The risks associated with the completion of the Arrangement, and the risks associated with not completing the Arrangement, including that as Minera Shareholders will effectively receive US Gold Shares based on the fixed Exchange Ratio, the number of US Gold Shares to be ultimately received by Minera Shareholders pursuant to the Arrangement will not be adjusted based on fluctuations in the market value of US Gold Shares;

(j)                                     The Exchangeable Shares provide an opportunity for Canadian resident holders of Minera Shares to obtain full or partial deferral of capital gains for Canadian federal income tax purposes, as described under the heading “Material Canadian Federal Income Tax Considerations”.  U.S. resident holders of Minera Shares may also benefit from tax deferred treatment as described under the heading “Material U.S. Federal Income Tax Considerations”; and

(k)                                  The other benefits referred to under the heading “Background to the Arrangement — Anticipated Benefits of the Arrangement” and the risks referred to under the heading “Risk Factors”.

In its review of the proposed terms of the Arrangement, the Minera Special Committee also considered a number of elements of the transaction that provide protection to the Minera Shareholders:

(a)                                  The Arrangement must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by the Minera Shareholders present in person or represented by proxy at the Meeting;

(b)                                 Pursuant to MI 61-101, the Arrangement must also be approved by a simple majority of the votes cast by the Minera Shareholders present in person or represented by proxy at the Meeting, excluding the votes cast by Interested Minera Shareholders;

(c)                                  The Exchangeable Shares will be listed and posted for trading on the TSX;

(d)                                 The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair and reasonable to the Minera Shareholders;

(e)                                  Minera Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their rights of dissent and receive the fair value of their Minera Shares in accordance with the Plan of Arrangement;

(f)                                    The Minera Special Committee was comprised of only independent directors of Minera Andes;

(g)                                 The Minera Special Committee retained independent legal and financial advisors; and

(h)                                 The Minera Special Committee, with the assistance of its legal and financial advisors, conducted arms-length negotiations with the US Gold Special Committee with respect to the Exchange Ratio, oversaw the due diligence process and led the negotiation of the terms of the Arrangement Agreement.

This discussion of the information and factors considered and given weight by the Minera Special Committee is not intended to be exhaustive, but is believed to include all material factors considered by the Minera Special Committee.  Members of the Minera Special Committee used their own knowledge of the business, financial conditions, and prospects of Minera Andes along with the assistance of Minera Andes’ management and the Minera Special Committee’s financial and legal advisors in their evaluation of the Arrangement.  In addition, in reaching the determination to recommend the Arrangement and the transactions contemplated thereby, the Minera Special Committee did not assign any relative or specific weight to the foregoing factors which were considered, and individual members may have given a different weight to each factor.  The recommendations of the Minera Special Committee were arrived at after giving consideration to the totality of the information and factors involved.

Anticipated Benefits of the Arrangement

In addition to the above factors considered by the Minera Special Committee, the Minera Andes Board believes the Arrangement provides a number of anticipated benefits to Minera Andes and Minera Shareholders including, without limitation, the following:

(a)                                  A Stronger Financial Position.  The Minera Andes Board believes that combining Minera Andes and US Gold will result in an improved financial position, with cash flow generation and an initial combined pro forma cash, gold and silver bullion, and marketable securities balance of approximately $96 million as of September 30, 2011.  Due to its revenue generating asset and no outstanding third party debt financing, the combined company will have substantial untapped debt capacity to use as an additional potential source of financing.  The Minera Andes Board believes that this financial strength will position the combined company to fund development of the El Gallo Project and Gold Bar Project, further the exploration and development of the Los Azules Copper Project, fund expansion capital requirements at the San José Mine and to more effectively pursue additional future growth opportunities as they arise.  In addition, a stronger financial position will allow the combined company to better respond to challenges and opportunities throughout various future business and commodity cycles.

(b)                                Market Capitalization and Liquidity.  The US Gold Shares are currently listed on the NYSE and TSX.  US Gold has a larger market capitalization and more trading liquidity than Minera Andes.  The Minera Andes Board believes the Arrangement will result in the combined company having greater trading liquidity, additional research coverage, enhanced potential for index inclusion and generally enhanced institutional investor interest.

(c)                                  Shareholder Value.  The Minera Andes Board concluded that the value offered to Minera Shareholders under the Arrangement is more favourable than the value that might have been realized by pursuing Minera Andes’ current stand alone business plan given the combined company’s larger and more diversified asset base, stronger financial position and enhanced capital markets profile.

(d)                                 Larger and More Diversified Asset Base.  The combined company will have a larger, more diverse asset base and larger footprint in the Americas than Minera Andes on its own.  Ultimately, the Minera Andes Board believes this will provide the combined company with: (i) reduced volatility of earnings and production; (ii) less exposure to results from any one operation; and (iii) less overall operational and financial risk.

(e)                                  Expanded Growth Opportunities.  The proposed combination will add US Gold’s portfolio of exploration projects to Minera Andes’ existing assets.  Furthermore, the enhanced financial position and operating flexibility of the combined company is expected to facilitate the advancement of US Gold’s and Minera Andes’ exploration projects.

Recommendation of the Minera Andes Board

The Minera Andes Board (with Mr. McEwen abstaining as a result of his interests in US Gold) has unanimously, based on, among other things, the recommendation of the Minera Special Committee, the Valuations and Fairness Opinion and consideration of the anticipated benefits of the Arrangement and the risks of completing the Arrangement, determined that the Arrangement is in the best interests of Minera Andes and fair to the Minera Shareholders, approved the Arrangement and the Arrangement Agreement and recommended that the Minera Shareholders vote FOR the Arrangement Resolution.

THE ARRANGEMENT

The following is a summary only of the material terms of the Plan of Arrangement and certain related matters and is qualified in its entirety by the full text of the Plan of Arrangement, a copy of which is attached as Appendix “E” to this Information Circular.

The Arrangement

The Arrangement Agreement provides for the acquisition of Minera Andes by Exchangeco, an indirect wholly-owned subsidiary of US Gold, by way of the Plan of Arrangement.  Under the Arrangement, each Minera Shareholder (other than Dissenting Shareholders) will receive 0.45 of an Exchangeable Share for each Minera Share held.

Principal Steps of the Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided in the Plan of Arrangement.

(a)                                  each issued and outstanding Minera Share, other than those held by Dissenting Shareholders, will be transferred to Exchangeco in exchange for such number of fully paid and non-assessable Exchangeable Shares as is equal to the number of Minera Shares so exchanged multiplied by the Exchange Ratio;

(b)                                 subject to applicable laws and regulatory approvals, each Minera Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be converted for and deemed to be an option to purchase such number of US Gold Shares equal to the product of the Exchange Ratio multiplied by the number of Minera Shares issuable upon exercise of such Minera Option at an exercise price per US Gold Share equal to the exercise price per share of such Minera Option immediately prior to the Effective Time divided by 0.45, provided that the exercise price so determined shall be adjusted to the extent, if any, required to ensure that the “in-the-money” amount with respect to the Replacement Option immediately after the conversion does not exceed the “in-the-money” amount with respect to the Minera Option immediately before the Effective Time, and the expiry date and vesting terms of each Minera Option will remain unchanged as compared to the Minera Option exchanged therefor;

(c)                                  each Minera Share held by a Dissenting Shareholder shall be transferred by the registered holder thereof to Minera Andes and Minera Andes shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement in exchange for such Minera Shares, and such Minera Shares shall cease to be outstanding; and

(d)                                 coincident with the exchange of Minera Shares for Exchangeable Shares: (i) US Gold, Callco and Exchangeco shall execute and deliver the Exchangeable Share Support Agreement; (ii) US Gold, Callco, Exchangeco and the Voting Trustee shall execute and deliver the Voting and Exchange Trust Agreement;

and (iii) US Gold shall issue to and deposit with the Voting Trustee the Special Voting Share, to be held by the Voting Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares.

For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, see the full text of the Plan of Arrangement set out in Appendix “E” to this Information Circular.

The Exchange Ratio

The Exchange Ratio of 0.45 was determined by negotiation between the Minera Special Committee and the special committee of US Gold and announced on September 2, 2011.  The Exchange Ratio will not be adjusted for any subsequent changes in market prices of US Gold Shares or Minera Shares prior to the closing of the Arrangement.

Exchangeable Shares

The Exchangeable Shares will be issued by Exchangeco and will be exchangeable at any time, subject to their terms and applicable law, on a one-for-one basis, at the option of the holder, for US Gold Shares.  An Exchangeable Share will provide a holder thereof with economic terms and voting rights which are substantially equivalent to those of a US Gold Share.  Pursuant to the Voting and Exchange Trust Agreement, by furnishing instructions to the Voting Trustee, holders of Exchangeable Shares will be able to exercise essentially the same voting rights with respect to US Gold as they would have if they were US Gold Shareholders.  Holders of Exchangeable Shares are entitled to a right to vote on the election or appointment of one (of three) director of Exchangeco but such holders will have no right to vote on the election of the remaining two directors, who shall be appointed or elected by the holders of the common shares of Exchangeco, currently Callco.

In addition, the holders of the Exchangeable Shares are entitled to receive notice of any meeting of the shareholders of Exchangeco and to attend and vote thereat, except those meetings where only holders of a specified class or particular series of shares are entitled to vote, and each holder of Exchangeable Shares is entitled to one vote per Exchangeable Share in person or by proxy.

Holders of Exchangeable Shares will also be entitled to receive from Exchangeco dividends that are equivalent to any dividends paid on US Gold Shares from time to time.  The Exchangeable Shares are subject to adjustment or modification in the event of a stock split or other change to the capital structure of US Gold so as to maintain the proportional relationship between the Exchangeable Shares and the US Gold Shares.  Any Exchangeable Shares then outstanding will, upon the direction of Exchangeco’s board of directors, be exchanged for US Gold Shares on any date that is on or after the tenth year anniversary of the date on which the Exchangeable Shares are first issued, subject to applicable law.  Exchangeable Shares will also be required to be exchanged for US Gold Shares in other specified circumstances.  See “Description of the Exchangeable Shares”.

Fractional Shares

Fractional Exchangeable Shares will not be issued pursuant to the Arrangement.  Instead, the number of Exchangeable Shares to be issued to each Minera Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number.  In addition, no fractional shares of US Gold Shares will be issued pursuant to Minera Options that have been converted into Replacement Options.  Instead, the number of US Gold Shares underlying each Replacement Option will be rounded down to the next whole number and the total exercise price for the Replacement Option will be reduced by the amount of exercise price of the fractional US Gold Share.

Effect of the Arrangement

If the Arrangement is successfully completed, Minera Andes will become an indirect wholly-owned subsidiary of US Gold.  Based on 139,752,719 US Gold Shares (including 3,192,874 2007 Exchangeable Shares) issued and outstanding as at December 12, 2011, being the latest practicable date prior to the date of this Information Circular, it is anticipated that upon completion of the Arrangement, the former Minera Shareholders will own approximately 47% of the issued and outstanding US Gold Shares on a fully diluted basis, assuming the exchange of all Exchangeable Shares for US Gold Shares.

If the Arrangement Resolution is not approved by the Minera Shareholders or if the Arrangement is not completed for any other reason, Minera Andes will remain a public company, and the Minera Shares will continue to be listed and traded on the TSX. In addition, if the Arrangement is not completed it is expected that management will operate Minera Andes in a manner similar to that in which it is currently being operated and that Minera Shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Procedure for Exchange of Certificates by Minera Shareholders

As soon as practicable following the later of the Effective Date and the date of deposit to the Depositary for cancellation of a duly completed Letter of Transmittal, the certificates representing one or more Minera Shares, and such other documents and instruments as would have been required to effect the transfer of Minera Shares under the ABCA and the articles of Minera Andes and such other documents and instruments as the Depositary may reasonably require Exchangeco will deliver or cause to be delivered to such former holder at the address specified in the Letter of Transmittal, a DRS Advice representing the number of Exchangeable Shares such holder is entitled to receive under the Arrangement.

If any certificate which immediately prior to the Effective Time represented one or more outstanding Minera Shares that were exchanged for Exchangeable Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate, a DRS Advice representing the Exchangeable Shares to which the holder is entitled pursuant to the Arrangement.  The person who is entitled to receive a DRS Advice representing the Exchangeable Shares shall, as a condition precedent to the receipt thereof, give a bond to each of Minera Andes and Exchangeco and their respective transfer agents satisfactory to each of Minera Andes and Exchangeco, in such amount as Minera Andes and Exchangeco may direct, or shall, to the extent agreed by Exchangeco and Minera Andes, otherwise indemnify Minera Andes and Exchangeco and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Minera Andes.

Temporary documents of title will not be issued pending the dispatch by mail of a DRS Advice. Registered Holders entitled to receive Exchangeable Shares and intending to trade the Exchangeable Shares following the Effective Date but prior to the time of receiving a DRS Advice representing such Exchangeable Shares must make arrangements for alternative settlement for trades of Exchangeable Shares.

Subject to the requirements of applicable law with respect to unclaimed property, any certificate formerly representing Minera Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Exchangeable Shares. In such case, such Exchangeable Shares shall be returned to Exchangeco and such Exchangeable Shares shall be cancelled.

From and after the Effective Time, certificates formerly representing Minera Shares that were exchanged shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement, to receive the fair value of the Minera Shares represented by such certificates.

Minera Shareholders who hold Minera Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact the intermediary for instructions and assistance regarding the Exchangeable Shares to which such holders are entitled.

No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificates, which immediately prior to the Effective Time, represented outstanding Minera Shares unless and until the holder of such certificate shall surrender such certificate. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of (ii) below, at the appropriate payment date) such holder shall be paid, without interest: (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Exchangeable Shares to which such holder is entitled; and (ii) to the extent not paid under (i) the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to surrender.

US Gold, Exchangeco, Callco, Minera Andes and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person under the Plan of Arrangement and from all dividends or other distributions otherwise payable to any holder of Minera Shares or Minera Options such amounts, and in such currency, as US Gold, Exchangeco, Callco, Minera Andes or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to such person exceeds the cash portion of the consideration otherwise payable to such person, US Gold, Exchangeco, Callco, Minera Andes and the Depositary, as the case may be, are authorized: (i) in certain transactions, to require such person to make a cash payment in the amount of such tax to US Gold, Exchangeco, or the Depositary, as the case may be, prior to the transfer of Exchangeable Shares to such person; and (ii) in the case of other transactions, to sell or otherwise dispose of such portion of the consideration as is necessary to provide funds to US Gold, Exchangeco, Callco, Minera Andes or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and US Gold, Exchangeco, Callco, Minera Andes or the Depositary will notify such person and remit to the person any unapplied balance of the net proceeds of such sale.

The Depositary will act as the agent of persons who have deposited Minera Shares pursuant to the Arrangement for the purpose of receiving the Exchangeable Shares and transmitting the Exchangeable Shares to such persons and receipt of the Exchangeable Shares by the Depositary will be deemed to constitute receipt of payment by persons depositing Minera Shares.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)                                  the Arrangement must be approved by the Minera Shareholders in the manner set forth in the Interim Order;

(b)                                 the Court must grant the Final Order approving the Arrangement;

(c)                                  all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)                                 the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Minera Shareholder Approval

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote thereon at the Meeting by at least:

(a)                                  66 2/3% of the votes cast by the Minera Shareholders present in person or by proxy at the Meeting, voting together as a single class; and

(b)                                 a simple majority of the votes cast by the Minera Shareholders present in person or by proxy at the Meeting, after excluding the votes of Interested Minera Shareholders.  See “Securities Laws Considerations — Minority Approval”.

US Gold Shareholder Approval

At the US Gold Meeting, scheduled to take place on January 19, 2012, US Gold Shareholders will be asked to approve, among other things, the US Gold Resolutions.  The approval of the US Gold Resolutions requires (i) the affirmative vote of a majority of the votes cast by US Gold Shareholders present in person or represented by proxy at the US Gold Meeting on each of US Gold Proposal 1, 2 and 3; and (ii) that the total number of votes cast on US Gold Proposal 3 represents at least a majority of the US Gold Shares and 2007 Exchangeable Shares, counted together as a single class, entitled to vote on US Gold Proposal 3.  In accordance with MI 61-101, US Gold Proposal 3 must also receive the affirmative vote of the majority of the votes cast by US Gold Shareholders, excluding votes cast by the Interested US Gold Shareholders.

US Gold Shareholders will also be asked to approve US Gold Proposal 4, changing the name of US Gold to McEwen Mining Inc.  US Gold Proposal 4 is conditional on the completion of the Arrangement.  In addition, but not conditional upon the passing of US Gold Proposals 1, 2, 3 or 4, at the US Gold Meeting, US Gold Shareholders will be asked to approve an amendment and restatement of the US Gold Equity Incentive Plan.

At the US Gold Meeting, US Gold Shareholders will be asked to approve an adjournment or postponement of the US Gold Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the US Gold Meeting to approve and adopt any of the proposals made at the US Gold Meeting (including US Gold Proposals 1, 2 and 3).

The US Gold Proxy Statement sets out the terms of all of the proposals to be made at the US Gold Meeting including an explanation of the reasons therefor.

Intentions of Directors

The directors of Minera Andes, who collectively beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 87,961,843 Minera Shares and 3,720,000 Minera Options representing approximately 32% of the Minera Shares (on a fully diluted basis) and 88% of the Minera Options, respectively, outstanding as of the close of business on December 12, 2011, have indicated that their current intention is to vote in favour of the Arrangement Resolution in respect of all Minera Shares currently held by them.

Court Approval

Interim Order

Prior to the mailing of this Information Circular, Minera Andes obtained the Interim Order authorizing and directing Minera Andes to call, hold and conduct the Meeting in accordance with the Notice of Meeting, the ABCA and the Interim Order and, in connection therewith, to submit the Arrangement to the Meeting and to seek approval of the Arrangement Resolution from the Minera Shareholders in the manner set forth in the Interim Order.  A copy of the Interim Order is attached as Appendix “B” to this Information Circular.

Final Order

An arrangement of a corporation under the ABCA requires approval of the Court. Subject to the requisite approval of the Arrangement Resolution by Minera Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on January 20, 2012 at 2:00 p.m. (Calgary time) at the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 — 5th Street S.W., Calgary, Alberta T2P 5P7, or as soon thereafter as is reasonably practicable. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  At the hearing, any Minera Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of intention to appear in accordance with the Alberta Rules of Court, serving such notice upon the solicitors of Minera Andes on or before 4:00 p.m. (Calgary time) five days immediately preceding the date of the Meeting, and satisfying any other requirements as provided in the Interim Order.  Please see the Interim Order attached as Appendix “B” for further details.

The Exchangeable Shares issuable at the Effective Time pursuant to the Arrangement are not expected to be registered under the U.S. Securities Act, and such securities are expected to be issued in reliance upon an exemption from registration provided by section 3(a)(10) of the U.S. Securities Act.  The Court has been advised that the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof, with respect to issuance of the Exchangeable Shares issuable at the Effective Time pursuant to the Arrangement.

Registration of US Gold Shares

US Gold has filed a registration statement on Form S-4 with the SEC, in order to register, under the U.S. Securities Act, the issuance from time to time of the US Gold Shares in exchange for the Exchangeable Shares.  This Registration Statement is not yet effective.  US Gold intends to request that the SEC declare the Registration Statement effective as of a specific date prior to the closing of the Arrangement.  The effectiveness of the Registration Statement is a condition to the completion of the Arrangement. US Gold also agreed to use its reasonable best efforts to maintain the effectiveness of such registration so long as any Exchangeable Shares remain outstanding.

US Gold has also agreed to take commercially reasonable efforts to obtain any regulatory and stock exchange approvals that are necessary to ensure that the US Gold Shares to be issued upon the exercise of the Replacement Options will be listed on the TSX and the NYSE and freely tradable in the United States and Canada.

Listing of US Gold Shares and Exchangeable Shares

The completion of the Arrangement is subject to the condition that the US Gold Shares to be issued upon exchange of the Exchangeable Shares and the exercise of Replacement Options will be listed on the NYSE and the TSX and the Exchangeable Shares to be issued to Minera Shareholders in the Arrangement will be listed on the TSX. The Exchangeable Shares will not be listed on a national securities exchange in the United States.

Ongoing Reporting Obligations

Following completion of the Arrangement, US Gold will continue to be a reporting issuer in Canada and the United States.  Following completion of the Arrangement, Exchangeco will become a reporting issuer in each Canadian province other than Québec.

Pursuant to an exemption order dated November 3, 2011 issued by the securities regulator in each of the Provinces of Alberta and Ontario, Exchangeco will be exempt from Canadian continuous disclosure requirements, so long as, effectively, the requirements of section 13.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) are satisfied, including that Exchangeco sends to holders of Exchangeable Shares, in the manner and at the time required by Canadian securities laws, all financial and other continuous disclosure documents that US Gold sends to US Gold Shareholders.

Following completion of the Arrangement, Minera Andes will apply to the applicable securities regulatory authorities to cease to be a reporting issuer in Canada and the United States.

Antitrust and other Governmental Approvals

Competition Act (Canada)

Part IX of the Competition Act requires that, subject to certain limited exceptions, the Commissioner of Competition be notified of certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act by the parties to such transactions.  The transactions contemplated by the Arrangement do not meet these thresholds and thus, the Arrangement is not a notifiable transaction.

Whether or not a “merger” (as such term is defined under the Competition Act) is subject to notification under Part IX of the Competition Act, the Commissioner of Competition can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided, that (except in limited circumstances) the Commissioner of Competition did not issue an advance ruling certificate in respect of the merger.  Where the Competition Tribunal finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, it may order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger. In addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal can order a person to take any other action.

Investment Canada Act

Under Part IV of the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian entity that exceed prescribed monetary thresholds are subject to review (a “Reviewable Transaction”) and cannot be implemented unless the Minister of Industry (Canada) (the “Minister”) is satisfied or is deemed to be satisfied that the acquisition is likely to be of net benefit to Canada.

It has been determined that the transactions contemplated by the Arrangement do not constitute a Reviewable Transaction. As a result, US Gold will only be required to file a notification form under Part III of the Investment Canada Act within 30 days of closing.

Under Part IV.1 of the Investment Canada Act, however, investments by non-Canadians to acquire control of a Canadian business can be made subject to review and approval on grounds that the investment could be injurious to national security. The Governor in Council may take any measures in respect of the investment that the Governor in Council considers advisable to protect national security, including: (a) directing the purchaser not to implement the investment; (b) authorizing the investment on condition that the non-Canadian (i) give any written undertakings to Her Majesty in right of Canada relating to the investment that the Governor in Council considers necessary in the circumstances, or (ii) implement the investment on the terms and conditions contained in the order; or (c) requiring the purchaser to divest itself of control of the Canadian business or of its investment in the entity. In order to trigger a national security review, within 45 days of the date on which the notification or application for review has been filed and certified as complete or within 45 days of the date of closing of a transaction for which neither an application for review nor a notification is required, either (a) the Governor in Council must order a review of the transaction or (b) the Minister must issue a notice to the purchaser indicating that a review may be necessary on grounds of national security, in which case the Governor in Council has 25 days from the date of notice to order a review.

Hart-Scott-Rodino Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice and certain waiting period requirements have been satisfied. Minera Andes has determined that the Arrangement is not subject to the notification and reporting requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Securities Laws Considerations

Canadian Securities Laws Considerations

The Exchangeable Shares to be issued to Minera Shareholders pursuant to the Arrangement, together with the US Gold Shares issuable on the exchange of the Exchangeable Shares, will be issued pursuant to an exemption from the prospectus requirements of applicable Canadian securities laws under section 2.11 of National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”) and will generally not be subject to any resale restrictions under applicable Canadian securities laws (provided that the following conditions are satisfied: (i) the issuer of such shares is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (pursuant to section 2.9 of National Instrument 45-102 — Resale Restrictions (“NI 45-102”), upon completion of the Arrangement, Exchangeco will be deemed to have been a reporting issuer from the time that Minera Andes became a reporting issuer, satisfying this requirement); (ii) the trade is not a control distribution; (iii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade; (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (v) if the selling securityholder is an insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation (each as set out in subsection 2.6(3) of NI 45-102); and (vi) such holder is not a person or company engaged in or holding itself out as engaging in the business of trading securities or such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements). Minera Shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of Exchangeable Shares received on completion of the Arrangement, and US Gold Shares issued on exchange of Exchangeable Shares.

U.S. Securities Laws Considerations

The Exchangeable Shares to be issued to Minera Shareholders at the Effective Time are not expected to be registered under the U.S. Securities Act, or the securities laws of any state of the U.S.  The US Gold Shares issuable upon the exchange of the Exchangeable Shares will be registered under the U.S. Securities Act, as discussed below.  The Exchangeable Shares to be issued at the Effective Time are expected to be issued in reliance upon the exemption from registration under the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act.

The US Gold Shares to be issued pursuant to the Arrangement will be freely tradeable under the U.S. Securities Act, subject to the effectiveness of the Registration Statement, except by persons who are “affiliates” of US Gold or Exchangeco after the Effective Time or were affiliates of US Gold or Exchangeco, as applicable, within 90 days prior to the Effective Time.  As defined in Rule 144, an “affiliate” of an issuer is a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control, with such issuer.

On December 2, 2011, US Gold filed with the SEC the Registration Statement registering the issuance from time to time of US Gold Shares issuable in exchange for the Exchangeable Shares.  The Registration Statement is not yet effective.  US Gold intends to request that the SEC declare the Registration Statement effective as of a specific date prior to the closing of the Arrangement.  It is a condition to completion of the Arrangement that the Registration Statement shall have been declared effective by the SEC.

The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the U.S. Exchange Act.  Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements in Canada, and the solicitations and transactions contemplated in this Information Circular are made in the U.S. for securities of a Canadian issuer in accordance with Canadian corporate and securities laws.  Minera Shareholders resident in the U.S. should be aware that such requirements are different from those of the U.S. applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The foregoing discussion is only a general overview of certain requirements of U.S. federal securities laws applicable to the resale of Exchangeable Shares and US Gold Shares received upon completion of the Arrangement.  All holders of such Exchangeable Shares and US Gold Shares are urged to consult with counsel to ensure that the resale of their Exchangeable Shares and US Gold Shares complies with applicable securities legislation.

Minority Approval

Minera Andes is a reporting issuer (or its equivalent) in each of the provinces of Canada except Québec, and, accordingly is subject to applicable Canadian securities laws of the provinces that have adopted MI 61-101, including Ontario.  MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among shareholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.  The protections of MI 61-101 generally apply to “business combinations” which terminate the interests of shareholders without their consent.  The Arrangement constitutes a “business combination” for the purposes of MI 61-101 and, consequently, the Arrangement is subject to the requirements of MI 61-101 applicable to business combinations, including the minority approval and independent valuation requirements.

In determining minority approval for the Arrangement, Minera Andes is required to exclude the votes attached to a total of 86,178,343 Minera Shares on the basis that, to the knowledge of Minera Andes, such Minera Shares are beneficially owned or controlled or direction is exercised over them by “interested parties”, and their “related parties” or “joint actors” of either (all as defined in MI 61-101).  Specifically, votes cast by Robert McEwen

(holding 86,057,143 Minera Shares), Perry Ing (holding 30,000 Minera Shares), Ian Ball (holding 4,100 Minera Shares), Stefan Spears (holding 65,000 Minera Shares) and Nils Engelstad (holding 22,100 Minera Shares) on the Arrangement Resolution will be excluded in accordance with MI 61-101 in determining whether the Arrangement Resolution has been approved by minority shareholders.

Interests of Directors and Executive Officers in the Arrangement

The directors and executive officers of Minera Andes who are also directors and/or executive officers of US Gold may have interests in the Arrangement that are, or may be different from, or in addition to, the interests of other Minera Shareholders.

The executive officers and directors of Minera Andes beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 87,961,843 Minera Shares and 3,720,000 Minera Options, representing approximately 32% of the Minera Shares (on a fully diluted basis) and 88% of the Minera Options, respectively, outstanding as of the close of business on December 12, 2011. All of the Minera Shares and Minera Options held by the directors and executive officers of Minera Andes will be treated in the same fashion under the Arrangement as Minera Shares and Minera Options held by any other Minera Shareholder.

Board and Management Arrangements

As described in “The Arrangement Agreement — Additional Covenants — Compositions of the Board of Directors of US Gold and Minera Andes”, the Arrangement Agreement provides that the Minera Andes Board is entitled to recommend to the Nominating and Corporate Governance Committee of the US Gold Board nominees to fill, effective immediately following the Effective Time, any vacancies on the US Gold Board, whether such vacancies are the result of the resignation of any member of the US Gold Board prior to the Effective Time or an increase in the size of the US Gold Board, such that such nominees, appointed or elected, would constitute at least 50% of the directors of the US Gold Board immediately following the Effective Time.  In the event that the Nominating and Corporate Governance Committee of the US Gold Board determines, in its sole discretion, that any person nominated by the Minera Andes Board pursuant to the foregoing should not be recommended for election or appointment to the US Gold Board, then the Minera Andes Board shall be entitled to recommend such other nominees that are acceptable to the Nominating and Corporate Governance Committee of the US Gold Board, acting reasonably.

Directors’ and Officers’ Liability Insurance and Indemnification

Minera Andes currently maintains directors’ and officers’ liability insurance insuring directors and officers of Minera Andes and its subsidiaries. From and after the Effective Time, US Gold agrees that for the period from the Effective Time until six years after the Effective Time, US Gold will cause Minera Andes or any successor to Minera Andes to maintain Minera Andes’ current directors’ and officers’ liability insurance policy, or a reasonably equivalent policy subject in either case to terms and conditions no less advantageous to the directors and officers of Minera Andes than those contained in the policy in effect on September 22, 2011, for all present and former directors and officers of Minera Andes and its subsidiaries covering claims made prior to or within six years of the Effective Time, provided, however, that US Gold will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 300% of the annual premium for the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 300% of the annual premium for the existing policy, US Gold shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 300% of the annual premium for the existing policy. Alternatively, prior to the Effective Time, US Gold or Minera Andes may purchase as an extension to Minera Andes’s current directors’ and officers’ liability insurance policies, pre-paid non-cancellable run-off insurance providing for the period from the Effective Time until six years after the Effective Time such coverage for such persons on terms comparable to those contained in Minera Andes’s current directors’ and officers’ liability insurance policies, provided that the premium will not exceed 300% of the premium currently charged to Minera Andes for directors’ and officers’ liability insurance.

From and after the Effective Time, Minera Andes (or its successor) shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each present and former director and officer of Minera Andes and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable legal fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of Minera Andes and/or any of its subsidiaries or services performed by such persons at the request of Minera Andes and/or any of its subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval of the Arrangement Agreement, the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or arising out of or related to the Arrangement Agreement and the transactions contemplated thereby. US Gold unconditionally guaranteed the obligations of Minera Andes in this respect and agreed to assume Minera Andes’ obligations should Minera Andes cease to exist.

THE ARRANGEMENT AGREEMENT

The Arrangement is being effected pursuant to the Arrangement Agreement, a copy of which has been filed with the Canadian Securities Administrators under the Corporation’s profile on SEDAR at www.sedar.com and may also be obtained free of charge, upon request of any Minera Shareholder to the Corporate Secretary of Minera Andes at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3 or of US Gold Shareholders to the Corporate Secretary of US Gold at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3.  The Arrangement Agreement contains covenants, representations and warranties of and from each of Minera Andes and US Gold and various conditions precedent.  The following is a summary of certain material provisions of the Arrangement Agreement and is not comprehensive but is qualified in its entirety by reference to the full text of the Arrangement Agreement.  Shareholders are encouraged to read the Arrangement Agreement in its entirety.

Explanatory Note Regarding the Arrangement Agreement and the Summary of the Arrangement Agreement: Representations, Warranties and Covenants in the Arrangement Agreement Are Not Intended to Be Relied on as Public Disclosures.

The Arrangement Agreement and the summary of its material terms and conditions in this Information Circular have been included to provide information about the terms and conditions of the Arrangement Agreement. They are not intended to provide any other public disclosure of factual information about US Gold, Minera Andes or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Arrangement Agreement are made by US Gold and Minera Andes only for the purposes of the Arrangement Agreement and were qualified and subject to certain limitations and exceptions agreed to by US Gold and Minera Andes in connection with the negotiation of the terms of the Arrangement Agreement. In particular, in your review of the representations and warranties contained in the Arrangement Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Arrangement Agreement and were negotiated for the purpose of allocating contractual risk between the parties to the Arrangement Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to shareholders and reports and documents filed with the SEC and Canadian securities regulatory authorities and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Arrangement Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Circular, may have changed since the date of the Arrangement Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this Information Circular.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of them should not be read alone or relied upon as characterizations of the actual state of facts or conditions of US Gold, Minera Andes or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this Information Circular or incorporated by reference herein.

Representations and Warranties

The Arrangement Agreement contains a number of representations and warranties made by both US Gold and Minera Andes that are subject in some cases to exceptions and qualifications (including materiality qualifications and exceptions that would not reasonably be expected to have a Material Adverse Effect).  Although sometimes different in form and scope, the mutual representations and warranties in the Arrangement Agreement relate to, among other things:

(a)                                  corporate existence, good standing and qualification to conduct business;

(b)                                 corporate power and authority;

(c)                                  due authorization, execution, delivery and validity of the Arrangement Agreement;

(d)                                 capital structure and due authorization and issuance of capital stock and options;

(e)                                  reporting issuer status in the U.S. and Canada;

(f)                                    governmental and third-party consents or approvals in connection with the Arrangement;

(g)                                 compliance with and absence of any conflict with or violation of organizational documents, material agreements, permits, laws or regulations, including stock exchange rules and regulations;

(h)                                 absence of certain payments becoming due in connection with the Arrangement;

(i)                                     securities filings and the absence of misstatements or omissions of material facts from such filings;

(j)                                     financial statements;

(k)                                  internal controls and compliance with the Sarbanes-Oxley Act of 2002 and other applicable laws or regulations;

(l)                                     value of current assets;

(m)                               undisclosed obligations or liabilities;

(n)                                 absence of certain events or changes from June 30, 2011 to the date of the Arrangement Agreement;

(o)                                 material contracts;

(p)                                 agreements with directors and officers and significant shareholders;

(q)                                 related party loans and indebtedness and related party transactions;

(r)                                    claims, litigation and investigations;

(s)                                  employment and consulting agreements not at arm’s length;

(t)                                    title to assets and absence of liens;

(u)                                 mineral properties, mining claims, concessions, permits, licenses, leases, surface rights and other similar documents or rights;

(v)                                 properties not subject to condemnation or expropriation, royalties, rights or interests in favor of third parties;

(w)                               possession of and compliance with necessary permits, licenses, certificates and the like;

(x)                                   technical reports;

(y)                                 insurance;

(z)                                   environmental matters;

(aa)                            tax matters;

(bb)                          agreements, judgments, injunctions and orders prohibiting or impairing the operation of business;

(cc)                            broker’s or finder’s fees;

(dd)                          entry into the Voting Agreement by directors and officers;

(ee)                            formal valuations and fairness opinion related to the Arrangement;

(ff)                                severance and termination payments;

(gg)                          collective bargaining and other labor matters;

(hh)                          employee benefit plans and related matters; and

(ii)                                  absence of status as an investment company.

US Gold also makes representations and warranties relating to, among other things:

(a)                                  due authorization and issuance of the Exchangeable Shares, the Special Voting Share and the US Gold Shares to be issued upon the exchange of the Exchangeable Shares or exercise of the Replacement Options;

(b)                                 rights, privileges, restrictions and conditions of the Exchangeable Shares and the Special Voting Share; and

(c)                                  freely tradeable status of the Exchangeable Shares and the US Gold Shares to be issued upon the exchange of the Exchangeable Shares.

The representations and warranties in the Arrangement Agreement do not survive the Effective Time.

Obligations to Effect the Arrangement

US Gold, Minera Andes and Exchangeco are obligated under the Arrangement Agreement to perform certain tasks in order to effect the Arrangement. In particular, each of US Gold and Minera Andes agreed, among other things, that it will:

(a)                                  convene a meeting of its shareholders to obtain the necessary shareholder approvals to consummate the Arrangement as soon as practicable and use commercially reasonable efforts to ensure that their shareholder meetings occur on the same date;

(b)                                 use commercially reasonable efforts to solicit proxies to be voted at its shareholder meeting in favor of approvals related to the Arrangement, and seek the necessary shareholder approvals to consummate the Arrangement in accordance with any applicable laws, including MI 61-101 and the rules of the TSX and the NYSE, as applicable;

(c)                                  prepare, in consultation with the other party, and file a proxy statement or information circular, as applicable, together with any other documents required by applicable laws, in connection with its shareholder meeting;

(d)                                 timely provide such information to be included in the other party’s proxy statement or information circular, as applicable, describing itself and its business;

(e)                                  ensure that the information provided by it for inclusion in the other party’s proxy statement or information circular, as applicable, does not contain any misrepresentation and indemnify and save harmless the other party and its affiliates from any loss resulting from any such misrepresentation;

(f)                                    promptly cause its proxy statement or information circular, as applicable, and all other proxy materials to be mailed to its security holders and filed with applicable securities regulatory authorities;

(g)                                 ensure that its proxy statement or information circular, as applicable, complies in all material respects with all applicable laws and does not contain any misrepresentation (other than with respect to the information provided by the other party as described above) and provide its shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at its shareholder meeting;

(h)                                 include a statement in its proxy statement or information circular, as applicable, that its board of directors recommends that its shareholders vote in favor of the shareholder approvals necessary to consummate the Arrangement and that each of its directors and executive officers intends to vote all of their shares of stock of such party in favor of such matters;

(i)                                     take all such actions as may be required under applicable laws (and the Interim Order in the case of Minera Andes) in connection with the transactions contemplated by the Arrangement Agreement and the Arrangement;

(j)                                     notify the other promptly of the receipt of any comments from the SEC or other securities regulatory authorities and respond reasonably promptly to comments from the staff of the SEC or other securities regulatory authorities;

(k)                                  allow the other party a reasonable opportunity to review and comment on the various documents to be filed or delivered to its shareholders in connection with the Arrangement; and

(l)                                     cooperate and use commercially reasonable efforts to take all reasonable actions, including the preparation of any applications for orders, registrations, consents, filings, circulars and approvals, required in connection with the Arrangement Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement, the Arrangement, and the Plan of Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, in accordance with applicable securities laws.

US Gold agreed that it will:

(a)                                  execute and cause to be executed by Callco and Exchangeco and deliver the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement along with Callco, Exchangeco and the Voting Trustee (with respect to the Voting and Exchange Trust Agreement);

(b)                                 issue to and deposit with the Voting Trustee the Special Voting Share;

(c)                                  use commercially reasonable efforts to cause the Exchangeable Shares to be issued in connection with the Arrangement and the US Gold Shares to be issued on the exchange of the Exchangeable Shares to be approved for listing on the NYSE and the TSX prior to the Effective Time;

(d)                                 prepare and file with the SEC the Registration Statement and use its reasonable best efforts to cause such Registration Statement to become effective upon the consummation of the Arrangement and to maintain the effectiveness of such registration so long as any Exchangeable Shares remain outstanding;

(e)                                  cooperate with and assist Minera Andes in seeking the Interim Order and the Final Order; and

(f)                                    following receipt by Minera Andes of the Final Order and prior to the filing by Minera Andes of the Articles of Arrangement, cause to be delivered to the Depositary sufficient Exchangeable Shares to satisfy the aggregate consideration payable to Minera Shareholders pursuant to the Plan of Arrangement.

Minera Andes agreed that it will:

(a)                                  promptly advise US Gold of (and provide US Gold with) any written notice of dissent or purported exercise (or withdrawal) by any Minera Shareholder of its right to dissent received by Minera Andes in relation to the Arrangement Resolution and any written communications sent by or on behalf of Minera Andes to any Minera Shareholder exercising or purporting to exercise its right to dissent in relation to the Arrangement Resolution;

(b)                                 consult with US Gold on any material to be filed with the Court and ensure that all such materials are consistent in all material respects with the terms of the Arrangement Agreement and the Plan of Arrangement;

(c)                                  file and pursue an application with the Court for an Interim Order with the provisions set forth in the Arrangement Agreement and otherwise in form and substance reasonably satisfactory to US Gold as soon as reasonably practicable after the later of (i) 10 days after the filing of the US Gold Proxy Statement; and (ii) all comments of the SEC, if any, on the US Gold Proxy Statement being resolved;

(d)                                 advise the Court of US Gold’s intention to rely upon Section 3(a)(10) of the U.S. Securities Act in respect of the distribution of the Exchangeable Shares to Minera Shareholders in connection with the Arrangement;

(e)                                  diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order (in form and substance reasonably acceptable to US Gold) held as soon as reasonably practicable upon obtaining the Interim Order and requisite US Gold and Minera Andes shareholder approvals to consummate the Arrangement; and

(f)                                   file the Articles of Arrangement no later than the fifth Business Day after the satisfaction or waiver of the conditions to closing set forth in the Arrangement Agreement.

Conduct of the Business of US Gold and Minera Andes Pending the Completion of the Arrangement

Under the Arrangement Agreement, US Gold and Minera Andes have agreed that, except as expressly contemplated by the Arrangement Agreement or with the other party’s written consent, US Gold and Minera Andes will conduct their respective businesses in the ordinary course consistent with past practice and in a manner consistent with industry practice and in compliance, in all material respects, with applicable laws and use commercially reasonable efforts to preserve intact their present business organizations, goodwill, and material rights and franchises, keep the services of their officers and employees and preserve their relationships with their suppliers and others having business dealings with them.  Further, each of US Gold and Minera Andes has agreed, subject to various exceptions, limitations and conditions set forth in the Arrangement Agreement, among other things, not to:

(a)                                  declare or pay dividends or make other distributions in respect of its capital stock;

(b)                                 issue, sell, or redeem or otherwise acquire any of its own securities or other ownership interests;

(c)                                  accelerate the vesting of any unvested stock options or accelerate the release or expiry date of any hold period relating to its stock or modify the terms of any stock option;

(d)                                 amend or propose to amend its organizational documents;

(e)                                  enter into or materially modify or terminate any swap or hedging agreement;

(f)                                    change existing accounting practices, methods and principles;

(g)                                 incur any material indebtedness for borrowed money or enter into a guarantee with respect to indebtedness for borrowed money;

(h)                                 enter into any material operating lease except in the ordinary course of business or create any mortgages, liens, security interests, claims, encumbrances or the like on its property or assets;

(i)                                     sell, lease, license, encumber any material assets, or acquire any assets or make any investment in excess of $2,000,000;

(j)                                     settle or compromise any litigation where the amount paid exceeds $200,000;

(k)                                  expend or commit to expend any amounts with respect to capital expenditures in excess of $2,000,000 individually or $3,500,000 in the aggregate;

(l)                                     other than in the ordinary course of business consistent with past practice, (i) increase the compensation or benefits, or otherwise extend, expand or enhance the engagement, employment or any related rights, of; (ii) accelerate the payment or vesting of any such benefits to, or (iii) adopt, enter into or take any action with respect to any employee benefit plan, policy, or employment, severance, change of control or termination agreement providing for any form of benefits or other compensation to, any former, present or future director, officer, employee or consultant;

(m)                               make any loan to any present or future officer, employee, consultant or director;

(n)                                 enter into any agreement or arrangement that limits or otherwise restricts, or that would after the Effective Time, limit or restrict, it from competing in any manner in any line of business in any geographic area;

(o)                                 enter into any agreement that has the effect of creating a joint venture, partnership, or similar relationship;

(p)                                 enter into, terminate, fail to renew, or waive any material provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect, any material contract; or

(q)                                 agree to, or make any commitment to, take or authorize, any of the foregoing, or allow any of its subsidiaries to do so.

In addition, each of US Gold and Minera Andes has agreed, subject to various exceptions, limitations and conditions set forth in the Arrangement Agreement, among other things, that it will:

(a)                                  use commercially reasonable efforts to cause its current insurance policies not to be cancelled;

(b)                                 promptly advise the other party in writing of:

(i)                                     any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in the Arrangement Agreement to be untrue or inaccurate;

(ii)                                  any Material Adverse Effect on such party or any change, effect, event or occurrence which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)                               any material breach by such party of any obligation, covenant or agreement contained in the Arrangement Agreement;

(c)                                  use its commercially reasonable efforts to cooperate with the other parties to the Arrangement Agreement in connection with each such party’s performance of its obligations under the Arrangement Agreement and do all such other commercially reasonable acts and things as may be reasonably necessary or reasonably desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by the Arrangement Agreement;

(d)                                 upon a request of the other party and subject to applicable laws, effect only such reorganizations of the business, operations and assets of itself and its subsidiaries or such other transactions as may be requested by the other party, acting reasonably, and co-operate with the other party and its advisors in order to determine the nature of any such reorganization that might be undertaken and the manner in which it might most effectively be undertaken; and

(e)                                  not agree to, or make any commitment to, take or authorize, any actions in violation of the foregoing, or allow any of its subsidiaries to do so.

Under the Arrangement Agreement, each of US Gold and Exchangeco also agreed that, subject to various exceptions, limitations and conditions set forth in the Arrangement Agreement and except as expressly contemplated by the Arrangement Agreement or with Minera Andes’ written consent, it will:

(a)                                  make or give any necessary application or notice to the TSX and the NYSE for approval of the Arrangement, for approval for listing and posting for trading on the TSX and the NYSE the US Gold Shares issuable upon the exchange of the Exchangeable Shares to be issued pursuant to the Arrangement or upon exercise of Replacement Options, and for the listing and posting for trading of such shares as of the Effective Time, and for approval for listing and posting for trading on the TSX, the Exchangeable Shares, and for the listing and posting for trading of such shares as of the Effective Time;

(b)                                 carry out the terms of the Final Order applicable to US Gold or Exchangeco; and

(c)                                  make joint elections with eligible holders in respect of the dispositions of their Minera Shares pursuant to Section 85 of the Tax Act (and any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement (the agreed amount under such joint elections shall be determined by each eligible holder in its sole discretion within the limits set out in the Tax Act).

Under the Arrangement Agreement, Minera Andes has also agreed that, subject to various exceptions, limitations and conditions set forth in the Arrangement Agreement and except as expressly contemplated by the Arrangement Agreement or with US Gold’s written consent, it will:

(a)                                  make or give any necessary application or notice to the TSX for approval of the Arrangement and to delist the Minera Shares following the completion of the Arrangement;

(b)                                 make or give any necessary or desirable application or notice to applicable securities regulatory authorities to cause Minera Andes to cease to be a reporting issuer following the completion of the Arrangement; and

(c)                                  carry out the terms of the Final Order applicable to Minera Andes.

Non-Solicitation; Acquisition Proposals

Subject to the exceptions described below, US Gold and Minera Andes have agreed that neither US Gold nor Minera Andes nor their subsidiaries will, directly or indirectly, through any of its or its subsidiaries’ officers, directors, employees, investment bankers, representatives or agents:

(a)                                  solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to, or that would reasonably be expected to lead to, any Acquisition Proposal;

(b)                                 engage in, continue or otherwise participate in any discussions or negotiations with any person regarding, or that would reasonably be expected to lead to, any Acquisition Proposal;

(c)                                  furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to make an Acquisition Proposal, or that would reasonably be expected to lead to an Acquisition Proposal;

(d)                                 approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend any Acquisition Proposal;

(e)                                  accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement (including a confidentiality or standstill agreement), understanding or arrangement, oral or written, in respect of, that is intended to result in, or would reasonably be expected to lead to an Acquisition Proposal; or

(f)                                    withdraw, modify, qualify or change any recommendation of its board of directors to its shareholders regarding the Arrangement.

US Gold and Minera Andes must cease any existing discussions or negotiations with any persons (other than with any other party to the Arrangement Agreement) with respect to any potential Acquisition Proposal.  The party (either Minera Andes or US Gold) that receives an Acquisition Proposal is hereinafter referred to as the “Target Party” and the other party is referred to as the “Other Party”.  The Target Party shall immediately notify the Other Party of any Acquisition Proposal or of any inquiry, proposal or request received by it for non-public information relating to the Target Party or any of its subsidiaries or joint ventures in connection with an Acquisition Proposal or for access to the properties, books or records of the Target Party or any of its subsidiaries or joint ventures by any person or entity that informs any officer or director of such party or any of its subsidiaries that it is considering making, or has made, an Acquisition Proposal.  The Target Party will be responsible for any breach of its obligations related to Acquisition Proposals and solicitations by its officers, directors, agents or representatives.

However, a Target Party may, in response to an Acquisition Proposal and prior to its shareholders approving the matters necessary to consummate the Arrangement, (i) engage in discussions or negotiations with, or respond to enquiries from, any person making what the board of directors of the Target Party has determined in good faith to be or could reasonably be expected to result in a Superior Proposal, and (ii) withdraw, modify, qualify or change the recommendation of its board of directors to its shareholders regarding the Arrangement if the Target Party receives a Superior Proposal, subject to the conditions below.  A Target Party, may, prior to its shareholders approving the matters necessary to consummate the Arrangement, provide non-public information to a party who proposes an Acquisition Proposal only if such Acquisition Proposal is a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and the Target Party has entered into or then enters into a confidentiality agreement with such person that is substantially similar or not less onerous to that then in effect between Minera Andes and US Gold and the Target Party provides the Other Party with a list and copies of all information provided to such person not previously provided to the Other Party.  The Target Party must also promptly send a copy of any such confidentiality agreement to the Other Party. The foregoing does not relieve a party from its obligations to proceed to call and hold the applicable shareholders’ meeting and to hold the vote on the matters necessary to consummate the Arrangement.

If the board of directors of a Target Party determines that an Acquisition Proposal is a Superior Proposal, it must give immediate notice of such determination to the Other Party, provide the Other Party with a true and complete copy of the Superior Proposal and give the Other Party not less than five Business Days’ advance notice of any action to be taken by it in response to the Superior Proposal.  During such five Business Day period, the Target Party may not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and the Other Party has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement such that the Acquisition Proposal would no longer constitute a Superior Proposal.  If the Target Party’s board of directors determines that, as a result of the amended offer, the Acquisition Proposal is no longer a Superior Proposal, it must not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and it must enter into an amended agreement with the Other Party reflecting the amended offer.  If the Target Party’s board of directors continues to believe in good faith, after consultation with its financial advisers and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amended offer, the Target Party and its board of directors may approve, recommend, accept or enter into an agreement with respect to the

Superior Proposal, provided that it first terminates the Arrangement Agreement and pays the Termination Fee to the Other Party.

Nothing contained in the Arrangement Agreement prohibits the boards of directors of any party to the Arrangement Agreement from withdrawing, modifying, qualifying or changing its recommendation to its shareholders in respect of the Arrangement prior to its shareholders approving the matters necessary to consummate the Arrangement, if (i) such party’s board of directors determines, in good faith (upon the recommendation of its special committee and after receiving advice of outside legal counsel), that such withdrawal, modification, qualification or change is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable laws, and (ii) such party’s board of directors has consulted with its independent financial advisor and such financial advisor has confirmed in writing that it is unable to render a fairness opinion in respect of the Arrangement as of such time based on the facts and circumstances then existing; provided that not less than 48 hours before the board of directors considers any proposal in respect of any such withdrawal, modification, qualification or change, such party shall give the other party written notice of such proposal and promptly advise the other party of the proposed consideration of such proposal. The foregoing does not relieve a party from its obligations to proceed to call and hold the applicable shareholders’ meeting and to hold the vote on the matters necessary to consummate the Arrangement.

Additional Covenants

Compositions of the Board of Directors of US Gold and Minera Andes

Prior to the Effective Time, the Minera Andes Board is entitled to recommend to US Gold nominees to fill, effective immediately following the Effective Time, any vacancies on the US Gold Board, whether such vacancies are the result of the resignation of any member of the US Gold Board prior to the Effective Time or an increase in the size of the US Gold Board, such that such nominees, appointed or elected, would constitute at least 50% of the directors of the US Gold Board immediately following the Effective Time.  In the event that US Gold determines, in its sole discretion, that any person nominated by the Minera Andes Board pursuant to the foregoing should not be recommended for election or appointment to the US Gold Board, then the Minera Andes Board shall be entitled to recommend to US Gold such other nominees that are acceptable to US Gold, acting reasonably.

Minera Andes must use commercially reasonable efforts to assist in effecting the resignations of each member of the Minera Andes Board and causing them to be replaced by persons nominated by US Gold effective as at the Effective Time, provided that US Gold (i) enters into mutual releases with Minera Andes and each such director, and (ii) maintains certain directors’ and officers’ liability insurance coverage.

Treatment of Outstanding Minera Andes Stock Options

US Gold and Minera Andes have agreed to take all necessary action to ensure that following the Effective Time all Minera Options will be converted for Replacement Options upon the terms and conditions set forth in the Plan of Arrangement and US Gold shall take commercially reasonable efforts to obtain any regulatory and stock exchange approvals that are necessary for such purpose and to ensure that the US Gold Shares received on the exercise of such options will be listed on the TSX and the NYSE and will be freely tradable in the U.S. and Canada.

Conditions to the Arrangement

Mutual Conditions

US Gold’s and Minera Andes’ obligations to effect the Arrangement are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)                                  the Interim Order shall have been granted and shall not have been set aside or modified in a manner unacceptable to US Gold or Minera Andes;

(b)                                 the US Gold Resolutions shall have been approved by the US Gold Shareholders;

(c)                                  the Arrangement Resolution shall have been approved by the Minera Shareholders;

(d)                                 the Final Order shall have been granted and shall not have been set aside or modified in a manner unacceptable to US Gold or Minera Andes;

(e)                                  the Articles of Arrangement and all necessary related documents shall have been accepted for filing together with the Final Order in accordance with section 193 of the ABCA;

(f)                                    no order, decree or judgment shall have been issued, no law shall have been enacted and there shall have been no action taken under applicable law, in any case that makes illegal or otherwise restrains, enjoins or prohibits the Arrangement;

(g)                                 the TSX and the NYSE shall have approved the listing and posting for trading of the US Gold Shares issuable upon exchange of the Exchangeable Shares to be issued pursuant to the Arrangement and the exercise of the Replacement Options, and the TSX shall have approved the listing and posting for trading of the Exchangeable Shares, subject to the filing of required documents which cannot be filed prior to the Effective Time;

(h)                                 no material proceeding by a governmental entity shall be pending: (i) seeking to prohibit or limit in any material respect US Gold’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Minera Andes or any of its material subsidiaries or joint ventures; (ii) which would materially and adversely affect the right of Minera Andes and its subsidiaries and joint ventures, taken as a whole, to own their material assets or operate their business; or (iii) seeking to compel US Gold or Minera Andes or any of their respective subsidiaries to dispose of or hold separate any material assets as a result of the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(i)                                     the Registration Statement shall have been declared effective by the SEC under the U.S. Securities Act; and

(j)                                     the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions in favour of US Gold

US Gold’s obligations to effect the Arrangement are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions, among others:

(a)                                  all representations and warranties of Minera Andes contained in the Arrangement Agreement shall be true and correct in all respects except for such inaccuracies which, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Material Adverse Effect with respect to Minera Andes;

(b)                                 Minera Andes shall have performed or complied in all material respects with all of its covenants required to be performed at or prior to the Effective Time;

(c)                                  since September 22, 2011, there shall not have occurred any Material Adverse Effect in respect of Minera Andes; and

(d)                                 holders of not more than 5% of the Minera Shares shall have exercised their right to dissent in respect of the Arrangement Resolutions.

Unless precluded from doing so by applicable law, US Gold may, in its sole discretion, waive any of these conditions in whole or in part.

Additional Conditions in favour of Minera Andes

Minera Andes’ obligations to effect the Arrangement are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions, among others:

(a)                                  all representations and warranties of US Gold contained in the Arrangement Agreement shall be true and correct in all respects except for such inaccuracies which, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Material Adverse Effect with respect to US Gold;

(b)                                 US Gold shall have performed or complied in all material respects with all of its covenants required to be performed at or prior to the Effective Time; and

(c)                                  since September 22, 2011, there shall not have occurred any Material Adverse Effect in respect of US Gold.

Unless precluded from doing so by applicable law, Minera Andes may, in its sole discretion, waive any of these conditions in whole or in part.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time in each of the following circumstances, among others:

(a)                                  by the mutual agreement of US Gold and Minera Andes;

(b)                                 by either US Gold or Minera Andes if:

(i)                                     the Arrangement has not become effective on or before April 30, 2012, provided that a party may not terminate the Arrangement Agreement if its breach of the Arrangement Agreement or any related transaction document caused or resulted in the failure of the Arrangement to become effective by April 30, 2012;

(ii)                                  the US Gold Shareholders do not approve the US Gold Resolutions;

(iii)                               the Minera Shareholders do not approve the Arrangement Resolution;

(iv)                              if any law makes the consummation of the Arrangement illegal or otherwise prohibited, and such law has become final and non appealable; or

(v)                                 if any condition to the obligation of the terminating party to consummate the Arrangement as set forth in the Arrangement Agreement becomes incapable of satisfaction prior to April 30, 2012 unless the failure to satisfy any such condition is a result of a breach of the Arrangement Agreement or any related transaction document by the party seeking to terminate the Arrangement Agreement;

(c)                                  by US Gold, any time prior to the Effective Time, if:

(i)                                     the Minera Andes Board has withdrawn, amended or modified in a manner adverse to US Gold its approval or recommendation of the Arrangement or fails to publicly reaffirm its recommendation of the Arrangement within five Business Days after having been requested in writing by US Gold to do so (unless as a result of a breach by US Gold of the Arrangement Agreement which breach would give rise to the failure of a closing condition to be met);

(ii)                                  Minera Andes has entered into a definitive agreement with respect to a Superior Proposal pursuant to the Arrangement Agreement;

(iii)                               Minera Andes or its board of directors publicly announces its intention to change its approval or recommendation of the Arrangement or to enter into a definitive agreement with respect to a Superior Proposal;

(iv)                              the US Gold Board approves and authorizes US Gold to enter into a binding written agreement providing for the implementation of a Superior Proposal, but only so long as: (A) the US Gold shareholders have not yet approved the US Gold Resolutions; (B) US Gold has not breached any of its non-solicitation obligations under the Arrangement Agreement with respect to the Superior Proposal or any inquiry or proposal by the person making such Superior Proposal; (C) the US Gold Board has determined in good faith, after receiving advice from an independent financial adviser and its outside legal counsel, that such agreement constitutes a Superior Proposal; and (D) US Gold pays to Minera Andes the Termination Fee in accordance with the Arrangement Agreement simultaneously with such termination;

(v)                                 Minera Andes breaches the Arrangement Agreement such that would give rise to the failure of a closing condition to be met, subject to a 15-Business Day cure period, and so long as US Gold is not in breach such that would give rise to the failure of a closing condition to be met;

(vi)                              Minera Andes has approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal except as expressly permitted by the Arrangement Agreement;

(vii)                           there has been any Material Adverse Effect with respect to Minera Andes since September 22, 2011; or

(viii)                        the Meeting to approve the Arrangement is cancelled, adjourned or postponed except as expressly permitted by the Arrangement Agreement or as agreed by US Gold in writing; and

(d)                                 by Minera Andes, any time prior to the Effective Time, if:

(i)                                     the US Gold Board has withdrawn, amended or modified in a manner adverse to Minera Andes its approval or recommendation of the Arrangement or fails to publicly reaffirm its recommendation of the Arrangement within five Business Days after having been requested in writing by Minera Andes to do so (unless as a result of a breach by Minera Andes of the Arrangement Agreement which breach would give rise to the failure of a closing condition to be met);

(ii)           US Gold has entered into a definitive agreement with respect to a Superior Proposal pursuant to the Arrangement Agreement;

(iii)          US Gold or the US Gold Board publicly announces its intention to change its approval or recommendation of the Arrangement or to enter into a definitive agreement with respect to a Superior Proposal;

(iv)          the Minera Andes Board approves and authorizes Minera Andes to enter into a binding written agreement providing for the implementation of a Superior Proposal, but only so long as: (A) the Minera Shareholders have not yet approved the Arrangement; (B) Minera Andes has not breached any of its non-solicitation obligations under the Arrangement Agreement with respect to the Superior Proposal or any inquiry or proposal by the person making such Superior Proposal; (C) the Minera Andes Board has determined in good faith, after receiving advice from an independent financial adviser and its outside legal counsel, that such agreement constitutes a Superior Proposal; and (D) Minera Andes pays to US Gold the Termination Fee in accordance with the Arrangement Agreement simultaneously with such termination;

(v)           US Gold breaches the Arrangement Agreement such that would give rise to the failure of a closing condition to be met, subject to a 15-Business Day cure period, and so long as Minera Andes is not in breach such that would give rise to the failure of a closing condition to be met;

(vi)          US Gold has approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal except as expressly permitted by the Arrangement Agreement;

(vii)         there has been any Material Adverse Effect with respect to US Gold since September 22, 2011; or

(viii)        the US Gold Meeting is cancelled, adjourned or postponed except as expressly permitted by the Arrangement Agreement or as agreed by Minera Andes in writing.

Termination Fee

Minera Andes has agreed to pay a termination fee of $20,100,000 (representing approximately 3% of its market capitalization as of market closing on September 1, 2011) to US Gold if any one of the following events occurs:

(a)           Minera Andes terminates the Arrangement Agreement in connection with a Superior Proposal;

(b)           US Gold terminates the Arrangement Agreement because:

(i)            the Minera Andes Board changes its approval or recommendation of the Arrangement or fails to publicly reaffirm its recommendation of the Arrangement;

(ii)           Minera Andes enters into a definitive agreement with respect to a Superior Proposal;

(iii)          Minera Andes or the Minera Andes Board publicly announces its intention to change its approval or recommendation of the Arrangement or to enter into a definitive agreement with respect to a Superior Proposal;

(iv)          Minera Andes intentionally breaches the Arrangement Agreement, which breach gives rise to the failure of a closing condition to be met, subject to a 15-Business Day cure period;

(v)           Minera Andes approves or recommends, or entered into a binding written agreement in respect of, an Acquisition Proposal not expressly permitted by the Arrangement Agreement; or

(vi)          the Meeting is cancelled, adjourned or postponed in a manner not expressly permitted by the Arrangement Agreement or agreed to by US Gold; or

(c)           either party terminates the Arrangement Agreement because the Minera Shareholders did not approve the Arrangement and: (i) an Acquisition Proposal or an intention to make an Acquisition Proposal was publicly announced prior to the Meeting, and (ii) any person enters into a definitive agreement with Minera Andes or completes a transaction involving (x) 50% or more of the consolidated assets of Minera Andes and its subsidiaries (including its 49% interest in MSC) or assets which contribute 50% or more of the consolidated revenues of Minera Andes and its subsidiaries (including its 49% interest in MSC), or (y) 50% or more of the voting or equity securities of Minera Andes or all of the voting or equity securities of any one or more of its subsidiaries (including its 49% interest in MSC) that, individually or in the aggregate, constitute 50% or more of the consolidated assets of Minera Andes and its subsidiaries (including its 49% interest in MSC), or which contribute 50% or more of the consolidated revenues of Minera Andes and its subsidiaries (including its 49% interest in MSC), within 12 months of the termination of the Arrangement Agreement.

US Gold has agreed to pay a termination fee of $25,600,000 (representing approximately 3% of its market capitalization as of market closing on September 1, 2011) to Minera Andes if any one of the following events occurs:

(a)           US Gold terminates the Arrangement Agreement in connection with a Superior Proposal;

(b)           Minera Andes terminates the Arrangement Agreement because:

(i)            the US Gold Board changes its approval or recommendation of the Arrangement or fails to publicly reaffirm its recommendation of the Arrangement;

(ii)           US Gold enters into a definitive agreement with respect to a Superior Proposal;

(iii)          US Gold or the US Gold Board publicly announces its intention to change its approval or recommendation of the Arrangement or to enter into a definitive agreement with respect to a Superior Proposal;

(iv)          US Gold intentionally breaches the Arrangement Agreement, which breach gives rise to the failure of a closing condition to be met, subject to a 15-Business Day cure period;

(v)           US Gold approves or recommends, or entered into a binding written agreement in respect of, an Acquisition Proposal not expressly permitted by the Arrangement Agreement; or

(vi)          the US Gold Meeting is cancelled, adjourned or postponed in a manner not expressly permitted by the Arrangement Agreement or agreed to by Minera Andes; or

(c)           either party terminates the Arrangement Agreement because the US Gold Shareholders did not approve the US Gold Resolutions and (i) an Acquisition Proposal or an intention to make an Acquisition Proposal was publicly announced prior to the US Gold Meeting, and (ii) any person enters into a definitive agreement with US Gold or completes a transaction involving (x) 50% or more of the consolidated assets of US Gold and its subsidiaries or assets which contribute 50% or more of the consolidated revenues of US Gold and its subsidiaries or (y) 50% or more of the voting or equity securities of US Gold or all of the voting or equity securities of any one or more of its subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of US Gold and its subsidiaries or which contribute 50% or more of the consolidated revenues of US Gold and its subsidiaries, within 12 months of the termination of the Arrangement Agreement.

In addition, each party has agreed to pay the other party a $4,000,000 “expense fee” if the Arrangement Agreement is terminated by the other party as a result of an unintentional breach of the representations, warranties or covenants of such party such that a closing condition would not be met.

THE VOTING AGREEMENT

The following is a summary of certain material provisions of the Voting Agreement and is not comprehensive but is qualified in its entirety by reference to the full text of the Voting Agreement, which has been filed under the Corporation’s profile on SEDAR at www.sedar.com. Minera Shareholders are encouraged to read the Voting Agreement in its entirety.

Concurrently with the execution of the Arrangement Agreement, the Locked-Up Shareholders holding or exercising control or direction over an aggregate of approximately 32% of the issued and outstanding Minera Shares and 22% of the issued and outstanding US Gold Shares (in each case, on a fully diluted basis), entered into the Voting Agreement with US Gold and Minera Andes. Pursuant to the Voting Agreement, each of the Locked-Up Shareholders agreed, among other things:

(a)           to vote or consent or cause to be voted or consented by or on behalf of such Locked-Up Shareholder all of his or her Minera Shares and US Gold Shares in favour of the Arrangement Resolution and the US Gold Resolutions, as the case may be, and any other resolutions or transactions proposed by the Minera Andes Board or the US Gold Board, as the case may be, in connection with the Arrangement and as security for such obligation, granted an irrevocable proxy in favour of Leanne Baker and Michael Stein, a director of US Gold and Minera Andes respectively, to vote the Locked-Up Shareholder’s US Gold Shares and Minera Shares in favour of the US Gold Resolutions and Arrangement Resolution, respectively; and

(b)           not to directly or indirectly:

(i)            solicit, assist, initiate, induce, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to, or that would reasonably be expected to lead to, any Acquisition Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations with any person regarding, or that would reasonably be expected to lead to, any Acquisition Proposal;

(iii)          furnish to any person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to make an Acquisition Proposal, or that would reasonably be expected to lead to an Acquisition Proposal;

(iv)          approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend any Acquisition Proposal; or

(v)           accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement (including a confidentiality or standstill agreement), understanding or arrangement, oral or written, in respect of, that is intended to result in, or would reasonably be expected to lead to, an Acquisition Proposal.

The Voting Agreement shall automatically terminate upon the earlier of the (i) termination of the Arrangement Agreement in accordance with its terms; or (ii) the Effective Time.

RIGHTS OF DISSENT

The following description of the dissent rights of a Minera Shareholder is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Minera Shares and is qualified in its entirety by reference to the full text of the Interim Order and section 191 of the ABCA, which are attached to this Information Circular as Appendices “B” and “G”, respectively. A registered Minera Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA (as modified or supplemented by the Interim Order). Failure to strictly comply with the provisions of section 191 of the ABCA (as modified or supplemented by the Interim Order) and adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Minera Shareholder is entitled, in addition to any other rights such holder may have, to dissent and to be paid the fair value of the Minera Shares held by such Minera Shareholder in respect of which such Minera Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted (i.e. the Business Day prior to the Meeting). ONLY REGISTERED MINERA SHAREHOLDERS ARE ENTITLED TO EXERCISE DISSENT RIGHTS. Beneficial Minera Shareholders who wish to exercise rights of dissent must make arrangements for the Minera Shares beneficially owned by that Minera Shareholder to be registered in the name of the Minera Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by Minera Andes or, alternatively, make arrangements for the registered holder of such Minera Shares to dissent on behalf of the Minera Shareholder.

A Dissenting Shareholder must send to Minera Andes a written objection to the Arrangement Resolution, which written objection must be received by Minera Andes at our offices (Attention: Corporate Secretary) at (i) Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada, M5J 2T3; or (ii) by facsimile transmission to (647) 258-0408; in either case by no later than 5:00 p.m. (Toronto time) on the day that is at least two Business Days prior to the day of the Meeting or any date to which the Meeting is adjourned or postponed. No Minera Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A registered Minera Shareholder may not exercise dissent rights in respect of only a portion of such holder’s Minera Shares, but may dissent only with respect to all of the Minera Shares held by the holder.

If the Arrangement Resolution is approved, Minera Andes or the Dissenting Shareholder, where the Dissenting Shareholder has sent the required written objection, may apply to the Court to fix the fair value of the Dissenting Shareholder’s Minera Shares. If such application is made, unless the Court otherwise orders, Minera Andes must send to each Dissenting Shareholder a written offer to pay such Dissenting Shareholder an amount considered by the Minera Andes Board to be the fair value of the Dissenting Shareholder’s Minera Shares. The offer must be on the same terms to each Dissenting Shareholder and contain or be accompanied by a statement showing how the fair value was determined.

Unless the Court otherwise orders, such an offer must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Minera Andes is the applicant, or within 10 days after Minera Andes is served with a copy of the originating notice of the application, if the Dissenting Shareholder is the applicant.

A Dissenting Shareholder may make an agreement with Minera Andes for the purchase of the Dissenting Shareholder’s Minera Shares in the amount of the offer by Minera Andes (or otherwise) at any time before the Court pronounces an order fixing the fair value for such Minera Shares.

On the application, the Court will make an order fixing the fair value of the Minera Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Minera Andes and in favour of each such Dissenting Shareholder, and fixing the time within which Minera Andes must pay such amount to such Dissenting Shareholders.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Minera Shareholder until the date of payment. A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of such Dissenting Shareholder’s Minera Shares and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A Dissenting Shareholder ceases to have any rights as a Minera Shareholder, other than the right to be paid the fair value of its Minera Shares in the amount agreed to with Minera Andes or in the amount of the judgment, on the first to occur of: (i) the Effective Time; (ii) the date of the making of an agreement between the Dissenting Shareholder and Minera Andes as to the payment to be made by Minera Andes for the Dissenting Shareholder’s Minera Shares; and (iii) the date of the pronouncement of the order fixing the fair value of the Minera Shares. Until any of the foregoing events occurs, a Dissenting Shareholder may withdraw such dissent, or if the Arrangement has not yet become effective, Minera Andes may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Minera Shareholder shall be discontinued.

Minera Andes shall not make a payment to a Dissenting Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that Minera Andes is or would, after the payment, be unable to pay its liabilities as they become due, or that the realizable value of Minera Andes’ assets would thereby be less than the aggregate value of its liabilities. In such event, Minera Andes shall notify each Dissenting Shareholder that it is unable to lawfully pay Dissenting Shareholders for their Minera Shares, in which case the Dissenting Shareholders may, by written notice to Minera Andes within 30 days after receipt of such notice, withdraw their written objection, in which case such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Minera Shares. If the Dissenting Shareholder does not withdraw his written objection, he retains his status as a claimant against Minera Andes to be paid as soon as Minera Andes is lawfully entitled to do so, in a liquidation, to be ranked subordinate to creditors but prior to Minera Shareholders.

Pursuant to the Plan of Arrangement, a Dissenting Shareholder who is paid the fair value of the holder’s Minera Shares shall be deemed to have transferred the holder’s Minera Shares to Minera Andes at the Effective Time, notwithstanding the provisions of section 191 of the ABCA.  A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Minera Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Minera Shares.

Pursuant to the Arrangement Agreement, the obligation of US Gold to complete the Arrangement is subject to the condition that holders of not more than 5% of the outstanding Minera Shares, in the aggregate, shall have validly exercised rights of dissent in respect of the Arrangement. See “The Arrangement Agreement — Conditions to the Arrangement — Additional Conditions in Favour of US Gold and Exchangeco”.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Lawson Lundell LLP, Canadian counsel to Minera Andes, and Fraser Milner Casgrain LLP, Canadian counsel to US Gold, the following is a summary of the principal Canadian federal income tax considerations relating to the Arrangement under the Tax Act that generally apply to Minera Shareholders who, for purposes of the Tax Act, and at all relevant times, hold their Minera Shares, and will (following the Arrangement) hold their US Gold Shares and Exchangeable Shares, as capital property and deal at arm’s length with, and are not affiliated with, Minera Andes, US Gold, Callco or Exchangeco.

This summary does not apply to: (i) a Minera Shareholder with respect to whom US Gold is or will be a “foreign affiliate” within the meaning of the Tax Act; (ii) a Minera Shareholder that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act; (iii) a Minera Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) a Minera Shareholder that is a “specified financial institution” as defined in the Tax Act; (v) a Minera Shareholder who has made a “functional currency” election under section 261 of the Tax Act; (vi) a Minera Shareholder who received Minera Shares upon exercise of a stock option; or (vii) a Minera Shareholder who, alone or together with persons with whom the holder does not deal at arm’s length for purposes of the Tax Act or any partnership or trust of which such holder or such person is a member or beneficiary, will hold more than 10% of the issued and outstanding Exchangeable Shares at any time following the Arrangement. Any such Minera Shareholder should consult its own tax advisor with respect to the Arrangement.

Minera Shares, US Gold Shares and Exchangeable Shares will generally be considered to be capital property to a holder thereof unless such securities are held in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Minera Shareholders who are residents of Canada for purposes of the Tax Act and whose Minera Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Minera Shares, and every “Canadian security” (as defined in the Tax Act) owned by such Minera Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a Minera Shareholder makes an election with Exchangeco under section 85 of the Tax Act in respect of such holder’s Minera Shares as described below, the Exchangeable Shares received under the Arrangement in exchange for such Minera Shares will not be Canadian securities to such holder for this purpose and therefore will not be deemed to be capital property under subsection 39(4) of the Tax Act. Minera Shareholders who do not hold their Minera Shares as capital property or who will not hold their US Gold Shares and/or Exchangeable Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the facts and assumptions set out in this document, the current provisions of the Tax Act and the regulations thereunder, counsel’s understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this document, and a certificate of an officer of Minera Andes with respect to certain factual matters discussed herein. This summary takes into account all proposed amendments to the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the holding of US Gold Shares or Exchangeable Shares. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not, is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Minera Shareholder. Minera Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement and the holding and disposition of US Gold Shares and/or Exchangeable Shares.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars generally based on the Bank of Canada noon spot exchange rate on the date such amounts arise.

Receipt of Ancillary Rights

A Minera Shareholder who receives Exchangeable Shares under the Arrangement will also receive Ancillary Rights. A Minera Shareholder will be required to account for these Ancillary Rights in determining the proceeds of disposition of such holder’s Minera Shares and the cost of Exchangeable Shares received in consideration therefor. Minera Andes is of the view, and has advised counsel, that the Ancillary Rights have a nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Counsel expresses no opinion on such matters of factual determination.

Grant of Call Rights

A Minera Shareholder who receives Exchangeable Shares and the Ancillary Rights under the Arrangement will grant the Call Rights to Callco and US Gold. Minera Andes is of the view, and has advised counsel, that the Call Rights have only a nominal fair market value and accordingly no amount should be allocated to the Call Rights. This summary assumes that the Call Rights have nominal value. Counsel expresses no opinion on such matters of factual determination.

This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Should the CRA challenge this view and ultimately succeed in establishing that the Call Rights have a fair market value in excess of a nominal amount, a Minera Shareholder who acquires Exchangeable Shares under the Arrangement will realize a capital gain in an amount equal to the fair market value of the Call Rights. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada —Taxation of Capital Gains or Capital Losses” below.

Minera Shareholders Resident in Canada

The following section of the summary only applies to a Minera Shareholder who, for purposes of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times (a “Resident Minera Shareholder”).

Exchange of Minera Shares for Exchangeable Shares and Ancillary Rights — No Election Transaction

Subsection 85.1(1) of the Tax Act provides a tax deferral where a taxpayer exchanges shares of any particular class of the capital stock of a taxable Canadian corporation for shares of another taxable Canadian corporation and receives no consideration for the transfer of the exchanged shares other than shares of the purchaser corporation. Subsection 85.1(1) does not apply if the taxpayer elects in the taxpayer’s return of income for the year in which the exchange occurs to recognize any gain or loss on the exchange or if the taxpayer makes a joint tax election pursuant to subsection 85(1) or (2) with respect to the exchanged shares. If section 85.1(1) applies to the exchange by a Resident Minera Shareholder of Minera Shares for Exchangeable Shares, the Resident Minera Shareholder would be deemed to have disposed of Minera Shares for an amount equal to such holder’s adjusted cost base of Minera Shares immediately before the exchange and to have received Exchangeable Shares with a cost to the Resident Minera Shareholder equal to the adjusted cost base of the Minera Shares immediately before the exchange. If the Ancillary Rights represent consideration to the shareholders for the disposition of Minera Shares, section 85.1 would not apply to the exchange by a Resident Minera Shareholder of Minera Shares for Exchangeable Shares. Resident Minera Shareholders are advised to consult their tax advisors as to whether subsection 85.1 may apply to an exchange by them of their Minera Shares and whether they should make an election pursuant to subsection 85(1) or (2) as described below under “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Exchange of Minera Shares for Exchangeable Shares and Ancillary Rights — Election Transaction”.

If subsection 85.1(1) does not apply, a Resident Minera Shareholder who exchanges such holder’s Minera Shares with Exchangeco under the Arrangement for Exchangeable Shares and Ancillary Rights will, unless such Resident Minera Shareholder is an Eligible Holder and makes a valid joint election under subsection 85(1) or 85(2) of the Tax Act as discussed below, be considered to have disposed of such Minera Shares for proceeds of disposition equal to the sum of (i) the fair market value at the time of the exchange of any Exchangeable Shares received by the Resident Minera Shareholder on the exchange, and (ii) the fair market value at the time of the exchange of any Ancillary Rights received by the Resident Minera Shareholder on the exchange. As a result, the Resident Minera Shareholder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Minera Shareholder of the Minera Shares. In such circumstances, the cost to a holder of Exchangeable Shares and Ancillary Rights acquired on the exchange will be equal to the fair market value of such shares and rights at the time of the exchange. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Exchange of Minera Shares for Exchangeable Shares and Ancillary Rights — Election Transaction

A Resident Minera Shareholder who is an Eligible Holder and who exchanges its Minera Shares with Exchangeco under the Arrangement for Exchangeable Shares and Ancillary Rights may make a valid joint tax election with Exchangeco pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and the corresponding provisions of any applicable provincial or territorial tax legislation (a “Joint Tax Election”). Such Joint Tax Election, if validly made, may provide full or partial tax deferral of any capital gain otherwise arising on the exchange of such Minera Shares as described above under “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Exchange of Minera Shares for Exchangeable Shares and Ancillary Rights — No Election Transaction”, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the Minera Shares at the time of the exchange.

Exchangeco will only make a Joint Tax Election with an Eligible Holder. Eligible Holders who wish to make a Joint Tax Election with Exchangeco should give their immediate attention to this matter following the Effective Time. For further information respecting the Joint Tax Elections, see Interpretation Bulletin IT-291R3 “Transfer of Property to a Corporation under Subsection 85(1)” (January 12, 2004) and Information Circular IC 76-19R3 “Transfer of Property to a Corporation under Section 85” (June 17, 1996) issued by the CRA.

The comments made herein with respect to such elections are provided for general information only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Elected Amount

An Eligible Holder may elect an amount which, subject to certain limitations contained in the Tax Act, will be deemed to be the proceeds of disposition of such Eligible Holder’s Minera Shares (the “Elected Amount”). The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount may not:

(a)           be less than the sum of (i) any cash received in lieu of fractional shares on the exchange of the Minera Shares and (ii) the fair market value at the time of the exchange of the Ancillary Rights acquired on the exchange;

(b)           be less than the lesser of (i) the adjusted cost base to the Eligible Holder of the Eligible Holder’s Minera Shares at the time of the exchange, and (ii) the fair market value of the Minera Shares at that time; and

(c)           exceed the fair market value of the Eligible Holder’s Minera Shares at the time of the exchange.

Elected Amounts which do not comply with the foregoing limitations will be automatically adjusted pursuant to the provisions of the Tax Act.

Tax Treatment to Resident Minera Shareholders

Where an Eligible Holder and Exchangeco make a valid Joint Tax Election in respect of the Eligible Holder’s Minera Shares, the tax treatment to such holder will generally be as follows:

(a)           the Eligible Holder will be deemed to have disposed of such holder’s Minera Shares for proceeds of disposition equal to the Elected Amount;

(b)           the Eligible Holder will not realize a capital gain (or a capital loss), provided that the Elected Amount is equal to the sum of (i) the aggregate adjusted cost base to the Eligible Holder of such holder’s Minera Shares immediately before the time of the exchange and (ii) any reasonable costs of disposition;

(c)           the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the sum of (i) the aggregate adjusted cost base to the Eligible Holder of such holder’s Minera Shares immediately before the Exchange Time and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below;

(d)           the cost to the Eligible Holder of the Ancillary Rights received on the exchange will be equal to the fair market value thereof at the time of the exchange; and

(e)           the cost to the Eligible Holder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the aggregate of (i) the amount of any cash received in lieu of fractional shares received on the exchange of the Minera Shares and (ii) the fair market value at the time of the exchange of the Ancillary Rights received on the exchange.

Procedure for Making an Election

To make a Joint Tax Election, the Eligible Holder must provide two signed copies of the applicable tax election forms to Exchangeco within 90 days following the Effective Date, duly completed and including (i) the required information concerning the Eligible Holder, (ii) the details of the number of Minera Shares transferred in respect of which the Eligible Holder is making a Joint Tax Election, and (iii) the applicable Elected Amount for such Minera Shares. An Eligible Holder interested in making the Joint Tax Election in respect of the Exchangeable Shares it receives in the Arrangement should either obtain a tax election package, consisting of the relevant federal tax election forms and a tax instruction letter via the Internet on US Gold’s website at www.usgold.com or www.mcewenmining.com or by requesting a tax election package in the Letter of Transmittal and returning the Letter of Transmittal to the Depositary within 30 days of the Effective Date.  The relevant federal tax election form is Form T2057 (or, in the event that the Minera Shares are held by an Eligible Holder that is a partnership, Form T2058).

Joint Ownership

Where the Minera Shares are held in joint ownership and two or more of the co-owners wish to make a Joint Tax Election, a co-owner designated for such purpose should file a copy of the federal election Form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election form(s) must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with a letter signed by each of the co-owners authorizing the designated co-owner to complete, sign and file the forms.

Partnerships

Where the Minera Shares are held by an Eligible Holder that is a partnership and the partnership wishes to make a Joint Tax Election, a partner designated by the partnership must file a copy of the federal election Form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election form(s) must be accompanied by a list of the names, addresses, social insurance numbers or tax account numbers of each of the partners, along with a letter signed by each partner authorizing the designated partner to complete, sign and file the forms.

Additional Provincial or Territorial Election Forms

Certain provinces or territories may require that a separate joint tax election be filed for provincial or territorial income tax purposes. Exchangeco will also make a joint tax election with an Eligible Holder under the provisions of any relevant provincial or territorial income tax law having similar effect to section 85 of the Tax Act, subject to the same limitations as described herein. Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form. It will be the sole responsibility of each Eligible Holder who wishes to make such an election to obtain the appropriate provincial or territorial election forms and to duly complete and submit such forms to Exchangeco for execution at the same time as the federal election forms.

Execution by Exchangeco of Election Form

Subject to an election form being correct and complete and complying with the provisions of the applicable income tax law and the Arrangement, Exchangeco will sign such tax election form that is received from an Eligible Holder within 90 days following the Effective Date and return such form to the Eligible Holder (at the address of the Eligible Holder as indicated in the election form) within 90 days of receipt thereof.

Exchangeco will not be responsible for the proper or accurate completion of the tax election forms or for checking or verifying the content of any election form and, except for Exchangeco’s obligation to return duly completed tax election forms (which are received by Exchangeco within 90 days after the Effective Date) within 90 days after the receipt thereof, Exchangeco will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial or territorial legislation). In its sole discretion, Exchangeco may choose to sign and return tax election forms received more than 90 days following the Effective Date, but Exchangeco will have no obligation to do so.

Filing of Election Forms

To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who makes a Joint Tax Election must ensure that the Eligible Holder’s election is received by the appropriate revenue authorities on or before the earliest day on which either Exchangeco or the particular Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Generally Exchangeco is required to file its income tax return for a taxation year within six months of the end of such taxation year. Exchangeco’s 2012 taxation year is currently expected to end on December 31, 2012, but it could end earlier as a result of an event such as an amalgamation of Exchangeco with another corporation or an acquisition of control of Exchangeco. Each Eligible Holder is urged to consult such Eligible Holder’s own advisors as soon as possible respecting the deadlines applicable to such Eligible Holder’s particular circumstances.

As Exchangeco’s first taxation year end following the Arrangement is expected to occur on December 31, 2012, the Joint Tax Election generally must, in the case of an Eligible Holder who is an individual (other than a trust), be received by the CRA by April 30, 2013 (being generally the deadline when a Resident Minera Shareholder who is an individual will be required to file a tax return for its 2012 taxation year). If, for whatever reason, the current taxation year of Exchangeco were to terminate before December 31, 2012 the joint tax election may have to be filed earlier to avoid late filing penalties.

Eligible Holders are strongly advised to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances, including any similar deadlines required under any provincial or territorial tax legislation for provincial or territorial tax elections. However, regardless of such deadlines, properly completed tax election forms must be received by Exchangeco at the address set out in the tax election package (information with respect to which can be found on the Internet on US Gold’s website at www.usgold.com or www.mcewenmining.com) within 90 days following the Effective Date of the Arrangement. Any Eligible Holder who does not ensure that Exchangeco has received the properly completed tax election forms within 90 days following the Effective Date of the Arrangement may not be able to benefit from the rollover provisions of the Tax Act and any applicable provincial or territorial income tax legislation. Moreover, Eligible Holders may be required to forward their tax election forms to Exchangeco earlier than 90 days after the Effective Date in order to avoid late filing penalties. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the joint election. Joint Tax Election forms are also available from the CRA and provincial and territorial tax authorities.

Ancillary Rights

Counsel has been advised that the Joint Tax Elections will be executed by Exchangeco on the basis that the fair market value of the Ancillary Rights is a nominal amount per Exchangeable Share issued on the exchange. This amount will be provided to Resident Minera Shareholders in the letter of instructions included in the tax election package.

Redemption, Exchange and Disposition of Exchangeable Shares

A holder will be considered to have disposed of Exchangeable Shares:

(i)                                     on a redemption (including pursuant to a retraction request) of such Exchangeable Shares by Exchangeco or a purchase for cancellation by Exchangco; and

(ii)                                  on an acquisition of such Exchangeable Shares by US Gold or Callco.

However, as discussed below, the Canadian federal income tax consequences of the disposition for the holder will be different depending on whether the event giving rise to the disposition is a redemption (including a retraction) by Exchangeco or an acquisition by US Gold or Callco.

A holder who exercises the right to require the redemption of an Exchangeable Share by giving a retraction request cannot control whether the Exchangeable Share will be acquired by US Gold or Callco under the Retraction Call Right or redeemed by Exchangeco.

Redemption or Retraction of Exchangeable Shares

On a redemption (including a retraction) or purchase of an Exchangeable Share by Exchangeco, the holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the “redemption proceeds” exceed the paid-up capital (for purposes of the Tax Act) of the Exchangeable Share at the time of redemption. See “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Dividends on Exchangeable Shares” below.  For these purposes, the “redemption proceeds” will be the fair market value at the time of the redemption, retraction or purchase, as the case may be, of the US Gold Shares received upon the redemption, retraction or purchase plus any other amount received by the Resident Minera Shareholder as part of the consideration other than amounts required to be included in income as a dividend.  On the redemption or purchase, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the “redemption proceeds” less the amount of such deemed dividend. The holder will in general realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Shares. In the case of a holder of Exchangeable Shares that is a corporation, in some circumstances the amount of any deemed dividend arising on the redemption or purchase of Exchangeable Shares may be treated as proceeds of disposition and not as a dividend in accordance with specific rules in the Tax Act. Such holders should consult their own tax advisors concerning this possibility. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Dividends on Exchangeable Shares

In the case of a Resident Minera Shareholder who is an individual (other than certain trusts), dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Resident Minera Shareholder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by Exchangeco at the time the dividend is paid or is deemed to be paid, such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a holder who is an individual resident in Canada will be entitled to an enhanced dividend tax credit in respect of such dividend. There are limitations on the ability of a corporation to designate dividends and deemed dividends as eligible dividends.

In the case of a Resident Minera Shareholder that is a corporation, dividends received or deemed to be received on the Exchangeable Shares will generally be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and such dividends will generally be deductible in computing the corporation’s taxable income (subject to the discussion above under the heading “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident In Canada — Redemption or Retraction of Exchangeable Shares”).

Corporate shareholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

A Resident Minera Shareholder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Minera Shareholder’s taxable income. A Minera Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Exchange of Exchangeable Shares with US Gold or Callco

On the exchange of an Exchangeable Share by the holder with US Gold or Callco for US Gold Shares, the holder will generally realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of the US Gold Shares received upon exchange plus any other amount received by the holder from US Gold, Callco or any other subsidiary of US Gold as part of the exchange consideration other than amounts required to be included in income as a dividend. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below. The acquisition by US Gold or Callco of an Exchangeable Share from the holder thereof will not result in a deemed dividend to the holder.

Disposition of Exchangeable Shares other than on Redemption, Retraction or Exchange

A disposition or deemed disposition of Exchangeable Shares by a holder, other than on the redemption (including a retraction), repurchase for cancellation or exchange of the shares, will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Exchangeable Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Dividends on US Gold Shares

Dividends on US Gold Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A holder that is a corporation must include such dividends in computing its income and will not be entitled to deduct the amount of the dividends in computing its taxable income.

A US Gold Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including dividends received on US Gold Shares that are not deductible in computing taxable income.

A US Gold Shareholder may be entitled to a foreign tax credit or deduction for any United States non-resident withholding tax paid on dividends received on US Gold Shares to the extent and under the circumstances provided in the Tax Act.

Acquisition and Disposition of US Gold Shares

The cost of US Gold Shares received on a redemption (including a retraction), repurchase for cancellation or exchange of an Exchangeable Share will be equal to the fair market value of such US Gold Shares at the time of such event and will generally be averaged with the adjusted cost base of any other US Gold Shares held at that time by the holder as capital property for the purpose of determining the holder’s adjusted cost base of such US Gold Shares.

A disposition or deemed disposition of US Gold Shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the US Gold Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year must be included in the holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year must be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

If the holder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Individuals and certain trusts that receive or are deemed to receive taxable dividends on Minera Shares, Exchangeable Shares or US Gold Shares, or realize a capital gain on the disposition or deemed disposition of Minera Shares, Exchangeable Shares or US Gold Shares, may realize an increase in their liability for alternative minimum tax under the Tax Act.

Qualified Investments

The Exchangeable Shares will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan, or tax-free savings account (“TFSA”), each as defined in the Tax Act (each a “plan”), provided the Exchangeable Shares are listed on a designated stock exchange (which currently includes the TSX).

The Ancillary Rights will not be qualified investments under the Tax Act for such plans. However, Minera Andes is of the view that the Ancillary Rights have a nominal fair market value. Any determination of value is not binding on the CRA.

Where a plan acquires a property that is not a qualified investment (a “non-qualified investment”), such plan is generally required to pay tax on the income and capital gains in respect of such property in accordance with the Tax Act. In addition, where a non-qualified investment is acquired by a trust governed by a RRSP or a RRIF, the fair market value of the non-qualified investment at the time of acquisition will be included in the income of the annuitant under the plan. Where a non-qualified investment is acquired by a trust governed by a deferred profit sharing plan, the trust will be liable for a tax equal to the fair market value of the investment at the time the investment is acquired. Where a non-qualified investment is acquired or held by a trust governed by a registered disability savings plan, the trust will be liable for a tax equal to 50% of the fair market value of the property at the time it was acquired or ceased to be a qualified investment, as the case may be. The registration of a registered education savings plan becomes revocable if it acquires a non-qualified investment and, accordingly, Exchangeable Shares (by reason of the attached Ancillary Rights) are not suitable investments for a trust governed by a registered education savings plan. Additional taxes may be owed by a plan that continues to hold non-qualified investments.

Where a non-qualified investment is acquired by a trust governed by a TFSA, tax in the amount of 50% of the fair market value of the property is payable by the holder of the TFSA. When the property is disposed of, an offsetting deduction (up to the amount of the original income inclusion) is generally available. Proposed Amendments whereby similar rules would apply to a trust governed by a RRSP or a RRIF were announced in the 2011 Budget. There can be no assurance that these Proposed Amendments will be enacted in their current form or at all. Resident Minera Shareholders to whom these new rules may apply should consult their own tax advisors.

The Exchangeable Shares and Ancillary Rights will not be “prohibited investments” for a trust governed by a TFSA provided the holder of the TFSA deals at arm’s length with Exchangeco for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in Exchangeco or in any corporation, partnership or trust with which Exchangeco does not deal at arm’s length for purposes of the Tax Act (however, as discussed above, Ancillary Rights are not qualified investments for a trust governed by a TFSA). Holders who intend to hold Exchangeable Shares or Ancillary Rights in a trust governed by a TFSA should consult their own tax advisors regarding the tax rules applicable to a TFSA and to ensure the Exchangeable Shares or Ancillary Rights would not be prohibited investments in such holder’s particular circumstances. Proposed Amendments to extend the “prohibited investment” rules currently applicable to TFSAs to RRSPs and RRIFs have been announced. These Proposed Amendments would apply to transactions occurring and investments acquired after March 22, 2011, with certain transitional provisions. There can be no assurance that these Proposed Amendments will be enacted in their current form or at all. Holders to whom these Proposed Amendments may apply should consult their own tax advisors.

The US Gold Shares issued upon the exchange of Exchangeable Shares issued pursuant to the Arrangement will be qualified investments under the Tax Act for plans, provided such shares are listed on a designated stock exchange (which currently includes the TSX and NYSE).

Foreign Property Information Reporting

In general, a “specified Canadian entity” for a taxation year or fiscal period whose total cost amount of “specified foreign property” (both as defined in the Tax Act) at any time in the year or fiscal period exceeds C$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. On March 4, 2010, Proposed Amendments to expand existing reporting requirements with respect to specified foreign property to require more detailed information were announced. As of the date hereof, no detailed legislative proposals or revised administrative policies with respect to such amended reporting requirements have been made public. Subject to certain exceptions, a Resident Minera Shareholder will be a specified Canadian entity.

Specified foreign property is defined in the Tax Act to include shares of the capital stock of a non-resident corporation and property that, under the terms or conditions thereof or any agreement related thereto, is convertible into, exchangeable for or confers a right to acquire, property that is a share of the capital stock of a non-resident corporation. As such, Exchangeable Shares and Ancillary Rights will be, and US Gold Shares are, specified foreign property to a holder. Accordingly, holders of Exchangeable Shares, Ancillary Rights and US Gold Shares should consult their own tax advisors regarding compliance with these rules.

Offshore Investment Fund Property

The Tax Act contains rules which, in certain circumstances, may require a holder of US Gold Shares that is a resident of Canada for purposes of the Act to include in income in each taxation year an amount in respect of the acquisition and holding of interests in “offshore investment fund property”. Both of the following conditions must be satisfied in order for these rules to apply in respect of a US Gold Share held by a resident of Canada:

(a)                                  the US Gold Share may reasonably be considered to derive its value, directly or indirectly, primarily from portfolio investments in:

(i)                                     shares of the capital stock of one or more corporations; (ii) indebtedness or  annuities; (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities; (iv) commodities; (v) real estate; (vi) Canadian or foreign resource properties; (vii) currency of a country other than Canada; (viii) rights or options to acquire or dispose of any of the foregoing; or (ix) any combination of the foregoing (collectively, “Investment Assets”); and

(b)                                 it must be reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the holder acquiring, holding or having the US Gold Share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by such holder.

If applicable, these rules would generally require a holder of a US Gold Share that is a resident of Canada for purposes of the Tax Act to include in income for each taxation year in which such holder holds the US Gold Share, the amount, if any, by which (i) an imputed return for the taxation year computed on a monthly basis and calculated as the product obtained when the holder’s “designated cost” (as defined in the Tax Act) of the US Gold Share at the end of the month is multiplied by 1/12th of the applicable prescribed rate for the period that includes such month; exceeds (ii) the holder’s income, including dividends received, from the US Gold Share for the year (other than capital gains) determined without reference to these rules.

On August 27, 2010, Proposed Amendments to the rules governing the taxation of investments in “offshore investment fund property”, which included a proposed increase in the applicable prescribed rate, were released. Any amount required to be included in computing a shareholder’s income in respect of a US Gold Share under these rules would be added to the adjusted cost base to the holder of such share.

These rules are complex and their application depends, to a large extent, on the reasons for acquiring or holding US Gold Shares. Resident Minera Shareholders are urged to consult their own tax advisors regarding the application and consequences of these rules.

Dissenting Minera Shareholders

Pursuant to the Arrangement a Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by Minera Andes, the fair market value of the Minera Shares held by such Dissenting Shareholder.

A Dissenting Shareholder who is Resident Minera Shareholder and receives a cash payment in respect of the fair market value of such Dissenting Shareholder’s Minera Shares will be deemed to have received a taxable dividend equal to the amount by which the cash received (other than any interest awarded by a court) exceeds the paid-up capital (computed for the purposes of the Tax Act) of such Minera Shares.

Such Dissenting Shareholders will also be considered to have disposed of Minera Shares for proceeds of disposition equal to the amount received by such Dissenting Shareholder (other than interest) less the amount of any deemed dividend referred to above. As a result, such Dissenting Shareholder will also realize a capital gain (or loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base to the Dissenting Shareholder of the Minera Shares plus any reasonable costs of disposition.

Any deemed dividend received, and any capital gain or capital loss realized, by a Dissenting Shareholder that is a Resident Minera Shareholder will be treated in the same manner as described above under the heading “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident In Canada — Redemption or Retraction of Exchangeable Shares”.

Minera Shareholders Not Resident in Canada

This portion of the summary only applies to a holder of Minera Shares who: (i) for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada; (ii) does not, and is not deemed to, use or hold Minera Shares and US Gold Shares received pursuant to the Arrangement in or in the course of, carrying on a business in Canada; and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Resident Shareholder”).

Disposition of Minera Shares

A Non-Resident Shareholder who participates in the Arrangement will not be subject to tax under the Tax Act on the disposition of Minera Shares provided such shares do not constitute “taxable Canadian property” (as defined in the Tax Act) to such Non-Resident Shareholder. Generally, Minera Shares will not be “taxable Canadian property” of a Non-Resident Shareholder at a particular time if the Minera Shares are listed on a designated exchange (which currently includes the TSX) unless at any time during the 60-month period immediately preceding the disposition of Minera Shares by such Non-Resident Shareholder: (a) the Non-Resident Shareholder or persons with whom the Non-Resident Shareholder did not deal at arm’s length or any combination thereof, held 25% or more of the issued Minera Shares and more than 50% of the fair market value of the Minera Shares was derived directly or indirectly from any one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties and options in respect of, or interests in, or for civil law rights in, such property, whether or not the property exists; or (b) the Minera Shares had been acquired by the Non-Resident Shareholder in certain types of tax deferred exchanges for property that was itself taxable Canadian property at the time of the exchange. Even if the Minera Shares held by a Non-Resident Shareholder are “taxable Canadian property”, a capital gain from the disposition of such Minera Shares may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention.

Non-Resident Shareholders should consult their own tax advisors regarding the availability of benefits under any tax treaty or convention to which Canada is a signatory.

A Non-Resident Shareholder whose Minera Shares are “taxable Canadian property” to such holder and who is not entitled to the benefits of an applicable income tax treaty or convention may be liable for Canadian capital gains tax on a disposition of Minera Shares as described above under the headings “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Exchange of Minera Shares for Exchangeable Shares and Ancillary Rights — No Election Transaction”, and “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses”. A Non-Resident Shareholder who is an Eligible Holder may be entitled to make an election under section 85 of the Tax Act to defer any such gain as described above under the heading “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Exchange of Minera Shares for Exchangeable Shares and Ancillary Rights — Election Transaction”. Non-Resident Shareholders whose Minera Shares are “taxable Canadian property” to such holders and who are not entitled to the benefits of an applicable income tax treaty or convention should consult their own tax advisors regarding the tax consequences associated with the exchange of Minera Shares for Exchangeable Shares.

Dividends on Exchangeable Shares

Dividends paid or deemed to be paid to a Non-Resident Shareholder on Exchangeable Shares (including on a redemption of such shares by Exchangeco) will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. See “Material Canadian Federal Income Tax Considerations — Minera Shareholders Resident in Canada — Redemption or Retraction of Exchangeable Shares”. For example under the Canada-United States Tax Convention, the withholding tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the Canada-United States Tax Convention, and who is entitled to the full benefits of the Canada-United States Tax Convention in respect of such dividend.

Dissenting Non-Resident Shareholders

Non-Resident Shareholders who, consequent upon the exercise of rights of dissent, dispose of Minera Shares in consideration for a cash payment from Minera Andes (“Non-Resident Dissenting Shareholders”) will be deemed to have received a dividend from Minera Andes computed in the same manner as described above for residents of Canada. Such dividends are subject to withholding tax of 25%, subject to the reduction of such rate under an applicable income tax convention. Unless the Minera Shares are “taxable Canadian property” to a Non-Resident Dissenting Shareholder, any capital gain or capital loss (computed in the same manner as described above for Dissenting Shareholders that are resident in Canada) realized by such Non-Resident Dissenting Shareholder will not be subject to tax under the Tax Act. If the Minera Shares are “taxable Canadian property” to a Non-Resident Dissenting Shareholder, such holder may be required to report the disposition of such shares by filing a tax return under the Tax Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material U.S. federal income tax consequences to holders of Minera Shares who exchange their Minera Shares for Exchangeable Shares pursuant to the Arrangement are as described in the following summary, subject to the assumptions, caveats and conditions set forth in the summary. This summary is included for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. tax consequences that may be relevant to holders of Minera Shares. It is not intended to be, nor should it be construed as being, legal or tax advice. For this reason, holders of Minera Shares should consult their own tax advisors concerning the specific tax consequences to them of the proposed transaction. Further, this summary does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties.

This discussion is based upon the provisions of the U.S. Tax Code, the related Treasury regulations, administrative interpretations and court decisions, in each case as in effect or available as of the date of this Information Circular, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the proposed transaction.

This discussion with respect to the Exchangeable Shares applies only to persons that hold their Minera Shares, and will hold their Exchangeable Shares, as capital assets within the meaning of Section 1221 of the U.S. Tax Code, and assumes that Minera Andes is not, and has not been, a “controlled foreign corporation” for U.S. federal income tax purposes and that Minera Andes has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the U.S. Tax Code. If Minera Andes is a controlled foreign corporation, or was a controlled foreign corporation during the period that U.S. Holders (defined below) have held their Minera Shares, special U.S. tax rules not discussed herein may substantially affect the tax consequences of the proposed transaction to U.S. Holders. If Minera Andes is treated as a U.S. domestic corporation pursuant to Section 897(i) of the U.S. Tax Code, the U.S. tax consequence of the proposed transaction to non-U.S. Holders (defined below) may differ from those described below. This summary does not address all aspects of U.S. federal income taxation that may be relevant to holders of Minera Shares in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws. Specifically, this summary does not address tax consequences that may apply to a holder of Minera Shares that is:

(a)                                  a financial institution, thrift, insurance company or mutual fund;

(b)                                 a tax-exempt organization;

(c)                                  an S corporation, an entity taxable as a partnership for U.S. federal income tax purposes or other pass-through entity or an owner thereof;

(d)                                 a dealer in stocks and securities or foreign currencies or a trader or an investor in Minera Shares who elects the mark-to-market method of accounting for such stock;

(e)                                  a holder of Minera Shares who received Minera Shares from the exercise of employee stock options, stock purchase plans or otherwise as compensation, or from a tax-qualified retirement plan, individual retirement account or other qualified savings account;

(f)                                    a U.S. Holder that has a functional currency other than the U.S. dollar;

(g)                                 an expatriate or former long-term resident of the United States;

(h)                                a holder of Minera Shares that owns (or is deemed to own) shares representing 10% or more of the voting power of Minera Andes;

(i)                                     a holder of Minera Shares that, immediately following completion of the acquisition of Minera Andes by US Gold (through Exchangeco), will own (or be deemed to own) Exchangeable Shares representing 5% or more of the total voting power or value of all shares of Exchangeco stock; or

(j)                                     a holder of Minera Shares who holds Minera Shares as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction, or other risk reduction or integrated investment transaction.

U.S. Federal Income Tax Consequences to U.S. Holders of Minera Shares

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Minera Shares who is:

(a)                                  an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes;

(b)                                 a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

(c)                                  a trust, if either:

(i)                                     a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust; or

(ii)                                  the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person; or

(d)                                 an estate that is subject to U.S. federal income tax on its income regardless of its source.

An entity that is classified as a partnership for U.S. federal income tax purposes is neither a U.S. Holder nor a non-U.S. Holder. The U.S. federal income tax treatment of a partnership and its partners depends upon a variety of factors not specifically addressed herein, including the activities of the partnership and the partners. Holders of Minera Shares that are partnerships for U.S. federal income tax purposes, and partners in any such partnership, should consult their own tax advisors concerning the U.S. federal income tax consequences of the exchange of Minera Shares pursuant to the Arrangement and of owning and disposing of Exchangeable Shares or US Gold Shares.

Minera Andes believes that it was a “passive foreign investment company” or “PFIC” within the meaning of Section 1297 of the U.S. Tax Code in 2006 and in all prior years. The PFIC rules are highly complex, and the U.S. federal income tax consequences to a U.S. Holder who owned Minera Shares in 2006 or prior years of the exchange of Minera Shares for Exchangeable Shares will vary substantially depending upon whether any such U.S. Holder has made certain elections potentially available to a holder of Minera Shares under the PFIC rules. Each such U.S. Holder of Minera Shares is therefore strongly urged to consult with such U.S. Holder’s own tax advisor regarding the consequences to such U.S. Holder of the application of the PFIC rules, taking into account such U.S. Holder’s particular situation. See the discussion of the consequences of PFIC status under the heading “U.S. Federal Income Tax Consequences Arising from the Exchange by a U.S. Holder of Minera Shares for Exchangeable Shares” below.

U.S. Federal Income Tax Characterization of the Exchangeable Shares

There is no direct authority addressing the proper characterization and treatment of instruments with characteristics similar to the Exchangeable Shares, including the Ancillary Rights that are part of the Exchangeable Shares, for U.S. federal income tax purposes. Because the Exchangeable Shares are exchangeable into US Gold Shares, have dividend rights based on the dividends paid with respect to US Gold Shares, and have the benefit of voting rights similar to the voting rights attributable to the US Gold Shares, for U.S. federal income tax purposes, the Internal Revenue Service or the United States courts may treat the Exchangeable Shares as US Gold Shares rather than as shares of Exchangeco. In the absence of specifically applicable authority and in view of the voting and other rights that holders of Exchangeable

Shares have with respect to Exchangeco, Minera Andes is advised that US Gold and Exchangeco intend to take the position that the Exchangeable Shares constitute stock of Exchangeco, and not stock of US Gold, for U.S. federal income tax purposes. However, this characterization is not binding on the Internal Revenue Service, and the Internal Revenue Service or the courts could treat the Exchangeable Shares as US Gold Shares. Minera Andes is advised that US Gold and Exchangeco have not requested, nor do they intend to request, an opinion from United States legal counsel or a ruling from the Internal Revenue Service regarding the U.S. federal income tax classification of the Exchangeable Shares.

U.S. Federal Income Tax Characterization of the Exchange by a U.S. Holder of Minera Andes Shares for Exchangeable Shares

This summary assumes that, as contemplated:

(a)                                  the Arrangement will be consummated by Exchangeco for U.S. federal income tax purposes;

(b)                                 pursuant to the Arrangement, Exchangeco will obtain at least 80% of the shares of the single class of outstanding Minera Shares;

(c)                                  the sole consideration received by the holders of Minera Shares for their Minera Shares (in the Arrangement or in any other transaction that may be integrated with the Arrangement for U.S. federal income tax purposes) will be voting Exchangeable Shares, including the Ancillary Rights that are part of the Exchangeable Shares;

(d)                                 Minera Andes will thereafter be a corporate subsidiary of Exchangeco; and

(e)                                  Callco will acquire additional common stock of Exchangeco for cash in conjunction with the consummation of the Arrangement.

The parties have structured the Arrangement with the intent that the exchange of Minera Shares for Exchangeable Shares will qualify as a tax-deferred exchange under either Section 368 or Section 351 of the U.S. Tax Code.  The Arrangement has been and will be effected under the applicable provisions of Canadian law, which differ from analogous provisions of United States law. Whether the Arrangement will qualify as a generally tax deferred transaction under Section 368(a) of the U.S. Tax Code (a “reorganization”) or under Section 351 of the Code will depend on the resolution of numerous factual issues, some of which will not be known until the effective time of consummation of the Arrangement. There is no United States legal authority dealing with the tax consequences of a transaction identical to the Arrangement, nor is there authority addressing the nature and status of securities like the Exchangeable Shares, and neither Minera Andes nor US Gold has requested, or intends to request, an opinion from United States legal counsel or a ruling from the IRS regarding the tax characterization or consequences of the Arrangement.

Based on current authority and the foregoing assumptions and subject to the discussion below:

(a)                                  if the Exchangeable Shares are regarded for U.S. federal income tax purposes as US Gold Shares and the Ancillary Rights are not treated as separate property, the Arrangement is more likely than not to qualify as a reorganization for United States federal income tax purposes pursuant to Section 368(a) of the U.S. Tax Code;

(b)                                 if the Exchangeable Shares, including any that may be promptly converted into US Gold Shares, are regarded instead as shares of stock of Exchangeco and provided that the Ancillary Rights are not regarded as property rights that are separate and distinct from the Exchangeable Shares, the Arrangement is more likely than not to qualify as a reorganization;

(c)                                  if the Ancillary Rights are treated as property rights that are separate from the Exchangeable Shares, the Arrangement will not qualify as a reorganization pursuant to Section 368(a) of the U.S. Tax Code but should qualify, in conjunction with the exchanges of Minera Shares for Exchangeable Shares and the acquisition of additional common shares in Exchangeco by Callco, as tax-deferred transactions pursuant to Section 351 of the U.S. Tax Code, but in that event the value of the Ancillary Rights received would be taxable to a U.S. Holder; and

(d)                                 if, in the event of a prompt conversion by U.S. Holders of Exchangeable Shares into US Gold Shares, all of the Exchangeable Shares received by U.S. Holders are regarded for U.S. federal income tax purposes as shares of US Gold, the Arrangement would not qualify as a reorganization under either Section 368(a) or Section 351 of the U.S. Tax Code and will be fully taxable to U.S. Holders as described more fully below.

Minera Andes believes that the Ancillary Rights should not be regarded as property rights that are separate and distinct from the Exchangeable Shares because, among other things, they are central to the definition of the economic and voting rights of the Exchangeable Shares and are not transferable apart from the Exchangeable Shares, but no assurances can be given that the Internal Revenue Service or the courts will agree with this position.

Subject to the discussion of the PFIC rules below, if the Arrangement qualifies as part of a reorganization, the following United States federal income tax consequences will result to U.S. Holders:

(a)                                  no gain or loss will be recognized by a U.S. Holder that exchanges Minera Shares for Exchangeable Shares in the Arrangement;

(b)                                 the tax basis of a U.S. Holder in the Exchangeable Shares acquired in exchange for Minera Shares in the Arrangement will be equal to such U.S. Holder’s adjusted tax basis in Minera Shares so exchanged; and

(c)                                  the holding period of a U.S. Holder for the Exchangeable Shares acquired in exchange for Minera Shares in the Arrangement will include such U.S. Holder’s holding period for Minera Shares so exchanged.

As discussed above, it is possible that the Internal Revenue Service may take the position that the Ancillary Rights constitute property rights that are separate and distinct from the Exchangeable Shares or that shares of both US Gold and Exchangeco were issued in the event of a prompt conversion by U.S. Holders of Exchangeable Shares into US Gold Shares. In the event that the Ancillary Rights constitute property rights that are separate and distinct from the Exchangeable Shares, the Arrangement would not qualify as a reorganization under Section 368(a) of the U.S. Tax Code, but the exchange of Minera Shares for Exchangeable Shares should qualify as a transfer within the meaning of Section 351 of the U.S. Tax Code if the Exchangeable Shares are regarded as shares of Exchangeco. If so, then, subject to the discussion of the PFIC rules below, the tax consequences of the Arrangement for a U.S. Holder will be the same as those just described for a reorganization, except that the U.S. Holder would be required to recognize gain

(calculated as described in the immediately following paragraph), if any, realized from the consummation of the Arrangement up to the fair market value of the Ancillary Rights. The tax basis of such U.S. Holder in the Exchangeable Shares would in that case be equal to such U.S. Holder’s adjusted tax basis in the Minera Shares exchanged plus the amount of gain recognized minus the fair market value of the Ancillary Rights received.  If Exchangeable Shares are treated as US Gold Shares to U.S. Holders, the Arrangement would not qualify as a reorganization under either Section 368(a) or Section 351 of the U.S. Tax Code and will be fully taxable to U.S. Holders as described more fully below.

Subject to the discussion of the PFIC rules below, if the Arrangement qualifies neither as part of a reorganization under Section 368(a) nor as a transfer within the meaning of Section 351, a U.S. Holder who exchanges Minera Shares for Exchangeable Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between:

(a)                                  the fair market value of the Exchangeable Shares, including the Ancillary Rights that are part of the Exchangeable Shares, such holder receives; and

(b)                                 such U.S. Holder’s adjusted tax basis for the Minera Shares exchanged.

Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Minera Shares is more than one year as of the date of the exchange. In the case of a non-corporate U.S. Holder of Minera Shares, long-term capital gain will generally be taxed at a maximum U.S. federal income tax rate, which is currently 15%. The deductibility of capital losses is subject to limitations.

As mentioned above, Minera Andes has stated that it believes that it was a PFIC within the meaning of Section 1297 of the U.S. Tax Code in 2006 and prior years. If so, the consequences of the exchange to U.S. Holders of Minera Shares who were Minera Shareholders in 2006 or prior years of exchanges in the Arrangement will differ very significantly from those described above. The PFIC rules are extremely complex, and each U.S. Holder of Minera Shares who owned Minera Shares in 2006 or prior years is strongly urged to consult with his or her own tax advisor regarding the substantial effect such rules may have on the tax consequences to such U.S. Holder of an exchange of Minera Shares for Exchangeable Shares in the Arrangement and of certain tax elections that may be available to such U.S. Holder pursuant to the PFIC rules.

For U.S. Holders that owned Minera Shares in 2006 or prior years, the PFIC provisions of the U.S. Tax Code will generally override the rules described in the preceding paragraphs regarding the tax treatment of reorganizations under Section 368(a), transfers under Section 351 and taxable transactions. Briefly, under the PFIC rules, when a U.S. Holder of Minera Shares that owned such Minera Shares in 2006 or prior years exchanges those shares for Exchangeable Shares, any gain realized by such U.S. Holder on such exchange (measured by the excess, if any, of the fair market value of the Exchangeable Shares, including the Ancillary Rights that are part of the Exchangeable Shares, received by such U.S. Holder over the U.S. Holder’s adjusted tax basis for his or her Minera Shares) is allocated ratably to each day of such U.S. Holder’s holding period for such shares. The portion of the gain allocable to the year in which the exchange occurs is taxed as ordinary income, not as capital gain. Tax is calculated with respect to the portions of the gain allocated to each of the prior years of the U.S. Holder’s holding period by multiplying the portion allocable to each prior year by the highest tax rate applicable to ordinary income in effect for such prior year. In addition, interest is charged with respect to the tax attributable to the gain allocated to such prior years. Thus, a U.S. Holder who exchanges Minera Shares will generally be subject to an amount of tax equal to the sum of:

(a)                                  the tax on the gain allocable to the year in which the exchange occurs;

(b)                                 the tax on the gain allocable to each of the prior years of his holding period; and

(c)                                  an interest charge with respect to such prior year tax amounts.

These same rules would apply if the U.S. Holder of Minera Shares sold those shares for cash.

As mentioned above, the provisions of Sections 368(a) and 351 of the U.S. Tax Code that provide for tax-deferred treatment of certain share-for-share exchanges do not generally apply in the case of dispositions of shares of PFICs.  The PFIC rules provide for certain tax elections that may be utilized by a U.S. Holder who wishes to rid his or her shares of the “PFIC taint” so that these special, generally adverse PFIC tax rules will not be applicable with respect to sales or exchanges of those shares. The rules governing the availability and consequences of these PFIC elections are complex. Each U.S. Holder of Minera Shares is strongly urged to consult with his or her tax advisor regarding the availability and consequences of the PFIC elections in light of such U.S. Holder’s specific circumstances.

As discussed above, there are a number of areas of uncertainty regarding the U.S. federal income tax treatment of exchanges pursuant to the Arrangement. Each U.S. Holder is urged to consult with his or her own tax advisor regarding these matters.

U.S. Federal Income Tax Consequences of Holding the Exchangeable Shares

Receipt of Distributions

As discussed above, Minera Andes has been advised that Exchangeco and US Gold intend to take the position that the Exchangeable Shares are shares of Exchangeco, and not shares of US Gold. If this position is accepted, distributions, if any, paid with respect to the Exchangeable Shares out of Exchangeco’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income to U.S. Holders. Dividends paid with respect to the Exchangeable Shares are generally expected to qualify for the lower tax rates currently in effect that are applicable to net capital gains. To the extent that the amount of any distribution exceeds Exchangeco’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, and any excess will be treated as capital gain. Subject to certain conditions and limitations, Canadian income tax withheld on dividends with respect to the Exchangeable Shares generally may be deducted in determining a U.S. Holder’s federal taxable income or credited against a U.S. Holder’s federal income tax liability.

As also discussed earlier, the Internal Revenue Service may take the view that the Exchangeable Shares should be treated as US Gold Shares for U.S. federal income tax purposes. In that case, the determination of whether and to what extent a distribution is taxable as a dividend would be made by reference to the current and accumulated earnings and profits of US Gold, rather than Exchangeco. Furthermore, the classification of the Exchangeable Shares as shares of US Gold rather than Exchangeco may affect adversely the calculation of the amount of Canadian withholding tax that may be deducted or credited against a U.S. Holder’s federal income tax liability.

Dispositions of Exchangeable Shares

Generally, a U.S. Holder will recognize gain or loss on any sale, exchange or other disposition of the Exchangeable Shares. The amount of gain or loss recognized will equal the difference between the U.S. Holder’s adjusted tax basis in the Exchangeable Shares and the amount realized from the sale, exchange or other disposition, unless the disposition transaction qualifies for non-recognition treatment. Gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year. In the case of U.S. Holders who are individuals, trusts or estates, any such long-term capital gain may be taxed at preferential rates. The deductibility of losses may be subject to limitations.

If a U.S. Holder exchanges Exchangeable Shares for US Gold Shares, the U.S. income tax consequences of that exchange will depend upon whether the Exchangeable Shares are classified as shares of Exchangeco or as shares of US Gold for U.S. federal income tax purposes. If they are regarded as shares of Exchangeco, the exchange will be a taxable transaction, with the tax consequences described in the immediately preceding paragraph. If, on the other hand, the Exchangeable Shares are regarded from the date of issuance as shares of US Gold, the exchange of Exchangeable Shares for US Gold Shares should not be taxable.

Certain Passive Foreign Investment Company Considerations

If Exchangeco were treated as a PFIC for U.S. federal income tax purposes, this could have potentially adverse U.S. tax consequences to U.S. Holders who dispose of or receive distributions with respect to Exchangeable Shares, which consequences may be different from the consequences discussed above under “U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares — Receipt of Distributions” and under “U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares — Dispositions of Exchangeable Shares”. U.S. Holders should consult their own tax advisors with respect to the potential application of the rules governing passive foreign investment companies. Neither US Gold nor Minera Andes intends or expects Exchangeco to be a PFIC with respect to U.S. Holders who did not hold Minera Shares prior to 2007, but no assurances can be given in this regard.

U.S. Federal Income Tax Consequences Arising from Holding the Shares of Common Stock of US Gold

Receipt of Distributions

Distributions, if any, paid with respect to US Gold Shares out of US Gold’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income to U.S. Holders. In the case of U.S. Holders who are individuals, trusts or estates, any such dividend income will be subject to tax at the same preferential rates currently in effect as net capital gains if the applicable requirements are satisfied. To the extent that the amount of any distribution exceeds US Gold’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, and any excess will be treated as capital gain.

Dispositions of Shares of Common Stock of US Gold

Generally, a U.S. Holder will recognize gain or loss on any sale, exchange or other disposition of US Gold Shares other than a sale, exchange or other disposition that qualifies for non-recognition treatment under the U.S. Tax Code.  Such gain or loss will be equal to the difference between the U.S. Holder’s adjusted tax basis in the US Gold Shares and the amount realized from the sale, exchange or other disposition. Gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year. In the case of U.S. Holders who are individuals, trusts or estates, any such long-term capital gain may be taxed at the preferential rates currently in effect. The deductibility of losses may be subject to limitations.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Minera Shares

For purposes of this summary, the term non-U.S. Holder means a beneficial owner of Minera Shares that is not treated as a partnership for U.S. federal income tax purposes, and that is not a U.S. Holder. (See the discussion of partnerships under the section entitled “U.S. Federal Income Tax Consequences to U.S. Holders of Minera Shares”, above.)

As stated previously, this summary does not address the U.S. federal income tax consequences to Minera Shareholders that are subject to special rules. It also does not apply to a non-U.S. Holder that is affected by the provisions of an income tax treaty to which the United States is a party, and does not address currency exchange issues. Any non-U.S. Holder that may be subject to any of these tax rules is urged to consult his or her own tax advisor to determine the tax consequences to him or her of the exchange in the Arrangement.

U.S. Federal Income Tax Consequences Arising from the Exchange of Minera Shares for Exchangeable Shares and from the Exchange of Exchangeable Shares for US Gold Shares

Generally, subject to the discussion below, a non-U.S. Holder will not be subject to U.S. federal income tax on the income or gain (if any) realized on the exchange of Minera Shares for Exchangeable Shares and Ancillary Rights, or upon the exchange of Exchangeable Shares for US Gold Shares, unless:

(a)                                  the income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business, or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. Holder, in the United States; or

(b)                                 the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

As noted above, if the Exchangeable Shares are regarded as US Gold Shares for U.S. federal income tax purposes, the exchange of Exchangeable Shares for US Gold Shares should not be taxable in any event.

U.S. Federal Income Tax Consequences Arising from Holding the Exchangeable Shares and US Gold Shares.

Receipt of Distributions on Exchangeable Shares if not Treated as US Gold Shares

Assuming, as discussed above under “U.S. Federal Income Tax Consequences to U.S. Holders of Minera Shares — U.S. Federal Income Tax Characterization of the Exchangeable Shares”, that the Exchangeable Shares are treated as shares of Exchangeco for U.S. federal income tax purposes, rather than US Gold Shares, dividends received by a non-U.S. Holder with respect to the Exchangeable Shares should not be subject to U.S. withholding tax.  However, a non-U.S. Holder will be taxed in the United States on the receipt of dividends from Exchangeco in the same manner as a U.S. Holder if the non-U.S. Holder has an office or other fixed place of business within the United States to which the dividends are attributable and the dividends are either derived in the active conduct of a banking, financing or similar business within the United States or received by a corporation the principal business of which is trading stock or securities for its account (unless otherwise provided in an applicable treaty).

Receipt of Distributions on US Gold Shares after Conversion or if Exchangeable Shares are Treated as US Gold Shares from the Effective Date

Dividends received by a non-U.S. Holder with respect to US Gold Shares (and with respect to Exchangeable Shares if they are treated for U.S. tax purposes as US Gold Shares) could be subject to U.S. withholding tax at a rate of 30%. The withholding tax rate could be reduced by an applicable income tax treaty in effect between the United States and the non-U.S. Holder’s country of residence. For example, the withholding rate under the Canada-United States tax treaty on dividends paid by a U.S. corporation to residents of Canada is generally 15%. In addition, a non-U.S. Holder will be taxed in the same manner as a U.S. Holder on dividends paid that are effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (unless otherwise provided in an applicable treaty) and will not be subject to the U.S. withholding tax provided that the non-U.S. Holder provides the proper certification.  A corporate non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified in an applicable income tax treaty) on dividend income that is effectively connected with a U.S. trade or business.

Dispositions of Shares of Common Stock of US Gold or Exchangeable Shares

Subject to the rules discussed below, a non-U.S. Holder will not be subject to U.S. federal income tax on gain (if any) realized on the sale or exchange of Exchangeable Shares or on the sale or exchange of US Gold Shares, unless:

(a)                                  the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business, or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. Holder, in the United States; or

(b)                                 such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

In addition, under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), if US Gold is treated as a “U.S. Real Property Holding Corporation” (“USRPHC”) and the requirements set forth below are satisfied, then gain or loss recognized by a non-U.S. Holder on the sale or exchange of Exchangeable Shares or US Gold Shares will be subject to regular U.S. federal income tax, as if such gain or loss were effectively connected with the conduct of a U.S. trade or business by the holder. US Gold will be treated as a USRPHC if at any time during the shorter of (x) the five-year period ending on the date of the sale or exchange of Exchangeable Shares or US Gold Shares (as the case may be) or (y) the period during which a holder held Exchangeable Shares or US Gold Shares, the fair market value of US Gold’s United States real property interests equals or exceeds 50% of the sum of the fair market values of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations).  Because US Gold owns substantial real estate in the United States, Minera Andes understands that US Gold believes that it may have been a USRPHC.  Notwithstanding the foregoing, so long as the common stock of US Gold is regularly traded on an established securities market, as defined under applicable Treasury Regulations, non-US Holders who have never beneficially owned (or been deemed to own under certain attribution rules) more than 5% of the common stock of US Gold generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of common stock solely because US Gold is or has been a USRPHC.  Minera Andes understands that US Gold believes that its common stock is currently treated as regularly traded on an established securities market.

If US Gold is treated as a USRPHC after the consummation of the proposed transaction, gain or loss from the sale or exchange of Exchangeable Shares or US Gold Shares will be subject to tax under FIRPTA in any of the following circumstances:

(a)                                  in the case of a non-U.S. Holder who owns US Gold Shares (actually and constructively) but not Exchangeable Shares, the US Gold Shares are treated as “regularly traded on an established securities market” and the non-U.S. Holder holds more than 5% of the total fair market value of the US Gold Shares outstanding (on a non-diluted basis) at the relevant determination time;

(b)                                 in the case of a non-U.S. Holder who owns only Exchangeable Shares (actually and constructively, other than US Gold Shares constructively owned by reason of ownership of Exchangeable Shares) but not US Gold Shares, either:

(i)                                     the Exchangeable Shares are treated as “regularly traded on an established securities market” and such non-U.S. Holder holds more than 5% of the total fair market value of the Exchangeable Shares outstanding at the relevant determination time; or

(ii)                                  the Exchangeable Shares are not treated as “regularly traded on an established securities market”, but the US Gold Shares are “regularly traded on an established securities market”, and such non-U.S. Holder holds Exchangeable Shares with a fair market value on the relevant date of determination greater than 5% of the total fair market value of the US Gold Shares outstanding (on a non-diluted basis) on such date; and

(c)                                  in the case of a non-US holder who actually or constructively owns both US Gold Shares and Exchangeable Shares, such shares and Exchangeable Shares are not treated as “regularly traded on an established securities market”.

The US Gold Shares are traded on the NYSE and the TSX, and the Exchangeable Shares will be traded on the TSX.  NYSE and the TSX should each be considered an “established securities market” for FIRPTA purposes. The US Gold Shares trading on the NYSE generally will be considered to be “regularly traded” on NYSE for FIRPTA purposes for any calendar quarter during which they are regularly quoted by brokers or dealers making a market in such shares within the meaning of applicable Treasury regulations.

If income from the sale or exchange of Exchangeable Shares or US Gold Shares is subject to tax based on FIRPTA, the transferee of such shares may be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition, unless certain exceptions apply. Any tax withheld may be credited against the U.S. federal income tax owed by the non-U.S. Holder for the year in which the sale or exchange occurs.

The foregoing summary of the possible application of FIRPTA rules to non-U.S. Holders is only a summary of certain material aspects of these rules. If at any time the Exchangeable Shares are traded on an established securities market located in the United States, different rules, not described herein, may apply. Because the U.S. federal income tax consequences to a non-U.S. Holder under FIRPTA may be significant and are complex and subject to uncertainty, non-U.S. Holders are urged to discuss those consequences with their own tax advisors.

Backup Withholding and Information Reporting

Information returns may be required to be filed with the Internal Revenue Service in connection with payments on the US Gold Shares or Exchangeable Shares and the proceeds from a sale or other disposition of such stock. Certain holders of US Gold Shares or Exchangeable Shares may be subject to U.S. backup withholding tax on these payments if they fail to provide their taxpayer identification numbers to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. IT IS NOT INTENDED OR WRITTEN TO BE USED TO AVOID PENALTIES IMPOSED UNDER THE U.S. TAX CODE. EACH MINERA SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF THE ARRANGEMENT AND TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES OR US GOLD SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial data has been prepared to give effect to US Gold’s acquisition of Minera Andes in a transaction accounted for as a purchase in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations.

The unaudited pro forma consolidated statement of operations and other comprehensive (loss) income (the “Pro Forma Statements of Operations”) for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 give effect to the Arrangement as if it were completed on January 1, 2010. The unaudited pro forma consolidated balance sheet (the “Pro Forma Balance Sheet”) as at September 30, 2011 gives effect to the Arrangement as if it were completed on September 30, 2011.

The selected unaudited pro forma consolidated financial data presented below are presented in accordance with US GAAP and in U.S. dollars. The selected unaudited pro forma consolidated financial data presented below are for illustrative purposes only and are not necessarily indicative of the actual operating results or financial position that would have resulted if US Gold and Minera Andes had combined at the beginning of the periods presented, nor is it necessarily indicative of any future operating results or financial position of US Gold if combined with Minera Andes. The unaudited pro forma balance sheet reflects the preliminary adjustments to record the estimated fair values of the assets and liabilities acquired in the combination with Minera Andes. To the extent there are significant changes to the business of Minera Andes, the assumptions and estimates reflected herein could change significantly by the closing date of the Arrangement. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma consolidated financial data below are preliminary and subject to change. In addition, the selected unaudited pro forma consolidated financial data presented below does not reflect any potential operating efficiencies of the combined entities. This summary data should be read together with the unaudited pro forma consolidated financial statements for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 set forth in Appendix “D” to this Information Circular. See also “Risk Factors — The pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Arrangement”.

	Year Ended	9 Months Ended
	December 31, 2010	September 30, 2011
	(in thousands except per share data)
Operating data
Revenue	$14,791	$18,369
Costs and Expenses	$54,675	$62,392
Operating loss	$(39,884)	$(44,023)
Other (expense) income	$(19,110)	$4,400
Net loss	$(49,688)	$(32,788)
Basic and diluted loss per share	$(0.20)	$(0.12)
Weighted average common shares outstanding	249,314	263,461

Balance sheet data
Current assets		$110,453
Mineral property interests		$555,865
Investment in Minera Santa Cruz (“MSC”)		$268,634
Property and equipment		$12,036
Other assets		$5,196
Total assets		$952,184
Current liabilities		$11,567
Deferred income tax liability		$227,425
Other long-term liabilities		$6,135
Total liabilities		$245,127
Shareholders’ equity		$707,057
Total liabilities and shareholders’ equity		$952,184

INFORMATION CONCERNING MINERA ANDES

Appendix “H” to this Information Circular sets forth information concerning the business of Minera Andes.

INFORMATION CONCERNING US GOLD AND EXCHANGECO

Appendix “I” and Appendix “J” to this Information Circular set forth information concerning the business of US Gold and Exchangeco, respectively.

DESCRIPTION OF EXCHANGEABLE SHARES

The Arrangement has been structured to provide Canadian resident Minera Shareholders with an opportunity to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes on the exchange of their Minera Shares for Exchangeable Shares as described in this Information Circular under the heading “Material Canadian Federal Income Tax Considerations”.  U.S. resident Minera Shareholders may also benefit from tax deferred treatment as described in the Information Circular under the heading “Material U.S. Federal Income Tax Considerations”.

The Exchangeable Shares will be issued by Exchangeco and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for US Gold Shares, subject to their terms and applicable law. An Exchangeable Share will provide a holder thereof with economic terms and voting rights which are substantially equivalent to those of a US Gold Share.  Any Exchangeable Shares then outstanding will, upon the direction of Exchangeco’s board of directors, be exchanged for US Gold Shares on any date that is on or after the tenth year anniversary of the date on which the Exchangeable Shares are first issued, subject to applicable law.  Exchangeable Shares will also be required to be exchanged for US Gold Shares in other specified circumstances.

Retraction of Exchangeable Shares by Holders

Subject to applicable law and the due exercise by either US Gold or Callco of US Gold’s or Callco’s Retraction Call Right, holders of Exchangeable Shares will be entitled at any time to retract (i.e., to require Exchangeco to redeem) any or all Exchangeable Shares held by them and to receive in exchange one US Gold Share, plus the dividend amount, which is the full amount of all declared and unpaid dividends on the Exchangeable Shares and all dividends and distributions declared on a US Gold Share that have not yet been declared or paid on the Exchangeable Shares, if any. Holders of Exchangeable Shares may effect a retraction by presenting to Exchangeco or its transfer agent the certificate(s) representing the Exchangeable Shares the holder desires to be redeemed by Exchangeco, together with such other documents and instruments as may be required under the ABCA, the Articles of Incorporation of Exchangeco or by its transfer agent, and a duly executed retraction request specifying that the holder desires to have the number of retracted shares specified therein redeemed by Exchangeco. A holder of retracted shares may withdraw its retraction request, by written notice to Exchangeco before the close of business on the Business Day, immediately preceding the retraction date, in which case the retraction request will be null and void and the revocable offer constituted by the retraction request will be deemed to have been revoked.

Upon receipt by Exchangeco or its transfer agent of a retraction request and certificate(s) representing the Exchangeable Shares to be redeemed, Exchangeco will immediately provide notice of such request to US Gold and Callco. Instead of Exchangeco redeeming the retracted shares, and provided that the retraction request is not revoked by the holder in the manner described above, US Gold will have the right to purchase, and to the extent the right is not exercised by them, Callco will have the right to purchase, all but not less than all of the shares covered by the retraction request. See “Call Rights”.

If, as a result of solvency requirement or other provisions of applicable law, Exchangeco is not permitted to redeem all Exchangeable Shares tendered by a retracting holder and neither US Gold nor Callco has exercised its Retraction Call Right, Exchangeco will redeem up to the maximum permissible number of Exchangeable Shares tendered by the holder. US Gold or Callco will be required to purchase any Exchangeable Shares not redeemed by Exchangeco in exchange for US Gold Shares on the retraction date under the optional exchange right described below. See “The Voting and Exchange Trust Agreement — Optional Exchange Upon Exchangeco Insolvency Event”.

Distribution on Liquidation of Exchangeco

Subject to applicable law and the exercise by either US Gold or Callco of US Gold’s or Callco’s Liquidation Call Right, in the event of the liquidation, dissolution or winding up of Exchangeco or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, holders of Exchangeable Shares shall be entitled to receive from the assets of Exchangeco a liquidation payment that will be satisfied by issuance of one US Gold Share plus the dividend amount, if any, for each outstanding Exchangeable Share. This liquidation amount will be paid to the holders of Exchangeable Shares before any distribution of assets of Exchangeco is made to the holders of the common shares or any other shares of Exchangeco ranking junior to the Exchangeable Shares, and is subject to the exercise by US Gold or Callco of the Liquidation Call Right.

Automatic Exchange Upon Liquidation of US Gold

Under the Voting and Exchange Trust Agreement, upon a US Gold Liquidation Event, all of the then outstanding Exchangeable Shares will be automatically exchanged for US Gold Shares. To effect an automatic exchange, US Gold will purchase all of the Exchangeable Shares from the holders on the last Business Day prior to the effective date of a liquidation. The purchase price payable for each Exchangeable Share purchased upon a US Gold Liquidation Event, will be satisfied by the issuance of one US Gold Share plus the dividend amount, if any. See “The Voting and Exchange Trust Agreement—Automatic Exchange Right Upon US Gold Liquidation Event”.

Redemption of Exchangeable Shares by Exchangeco

Subject to applicable law and the due exercise by either US Gold or Callco of US Gold’s or Callco’s Redemption Call Right, Exchangeco will, on the redemption date, redeem all of the then outstanding Exchangeable Shares for a purchase price equal to one US Gold Share for each outstanding Exchangeable Share plus the dividend amount, if any. The redemption date for the Exchangeable Shares will be the date, if any, established by the board of directors of Exchangeco for the redemption by Exchangeco of all but not less than all of the outstanding Exchangeable Shares, which date will be no earlier than the tenth anniversary of the Effective Time, unless one of the conditions described in the paragraphs below is met.

The board of directors of Exchangeco may accelerate the redemption date in the event that: (i) fewer than 5% of the total number of Exchangeable Shares issued in connection with the Arrangement (other than Exchangeable Shares held by US Gold or its subsidiaries and subject to necessary adjustments to the number of shares to reflect permitted changes to Exchangeable Shares) are outstanding; (ii) (a) any person, firm or corporation acquires directly or indirectly any voting security of US Gold and immediately after such acquisition, the acquirer has voting securities representing more than 50% of the total voting power of all the then outstanding voting securities of US Gold on a fully-diluted basis; (b) the shareholders of US Gold approve a merger, consolidation, recapitalization or reorganization of US Gold, other than any such transaction which would result in the holders of outstanding voting securities of US Gold immediately prior to such transaction having more than 50% of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction; (c) the shareholders of US Gold approve a liquidation of US Gold; or (d) US Gold sells or disposes of all or substantially all of its assets, and the board of directors of Exchangeco determines that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such transaction; (iii) the holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco on a certain matter, except with respect to the right to vote on general business matters presented at any annual meeting of Exchangeco (including the election of one of the directors of Exchangeco) and except with respect to the right to vote on any change to the rights of the holders of Exchangeable Shares where the approval of such change would be required to maintain the equivalence of the Exchangeable Shares with the US Gold Shares, and to the extent that the board of directors of Exchangeco has determined that it is not reasonably practicable to accomplish the business purpose intended by the matter on which the shareholders are entitled to vote, which business purpose must be bona fide and not for the primary purpose of causing the redemption date acceleration, in a commercially reasonable manner that does not result in such a vote; or (iv) the holders of Exchangeable Shares are entitled to vote as shareholders of Exchangeco on a proposed change to the rights of the holders of Exchangeable Shares where the approval of such change would be required to maintain the equivalence of the Exchangeable Shares with the US Gold Shares and the holders of

Exchangeable Shares fail to take the necessary action at a meeting or other vote of the holders of Exchangeable Shares, to approve or disapprove, as applicable, the matter.

Subject to applicable law, and provided that US Gold and Callco have not exercised the Redemption Call Right, Exchangeco will redeem all of the outstanding Exchangeable Shares upon at least 30 days prior notice to the holders of the Exchangeable Shares.

Call Rights

As further described below, US Gold and Callco will have certain overriding rights to acquire Exchangeable Shares from the holders. In each case, US Gold has the initial call right and to the extent it does not exercise its right, Callco may exercise its right. A holder of Exchangeable Shares will be subject to different Canadian federal income tax consequences depending upon whether the call rights are exercised and by which entity and whether the relevant Exchangeable Shares are redeemed by Exchangeco if the call rights are not exercised.

Change of Law Call Right

Each of US Gold and Callco have an overriding Change of Law Call Right to purchase (or, in the case of US Gold, to cause Callco to purchase) from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its subsidiaries) all but not less than all of the Exchangeable Shares held by each such holder in the event of any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Shares who: (a) are resident in Canada; (b) hold their Exchangeable Shares as capital property; and (c) deal at arm’s length with US Gold or Exchangeco, to exchange their Exchangeable Shares without requiring such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws. The purchase price under the Change of Law Call Right is satisfied by delivering to the holder of Exchangeable Shares one US Gold Share for each Exchangeable Share purchased plus the dividend amount, if any. In the event of the exercise of the Change of Law Call Right by US Gold or Callco, as the case may be, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to US Gold or Callco, as the case may be, on the change of law call date upon payment by US Gold to such holder of the purchase price for each such Exchangeable Share. To exercise the Change of Law Call Right, US Gold or Callco must notify the transfer agent of US Gold or Callco’s intention to exercise such right at least 45 days before the date on which US Gold or Callco intend to acquire the Exchangeable Shares. The transfer agent will notify the holders of Exchangeable Shares as to whether US Gold or Callco have exercised the Change of Law Call Right forthwith after receiving notice from US Gold or Callco.

Notwithstanding the foregoing, neither US Gold nor Callco shall be entitled to exercise the Change of Law Call Right if more than 5% of the Exchangeable Shares are held by U.S. residents.

Retraction Call Right

Under the share provisions, each of US Gold and Callco have an overriding Retraction Call Right to acquire all but not less than all of the Exchangeable Shares that a holder of Exchangeable Shares requests Exchangeco to redeem on the retraction date. Callco is only entitled to exercise the Retraction Call Right with respect to those holders of Exchangeable Shares, if any, for which US Gold has not exercised the Retraction Call Right. The purchase price under the Retraction Call Right is satisfied by delivering to the holder of Exchangeable Shares one US Gold Share for each Exchangeable Share purchased plus the dividend amount, if any.

At the time of a retraction request by a holder of Exchangeable Shares, Exchangeco will immediately notify US Gold and Callco and either US Gold or Callco must then advise Exchangeco within five Business Days if they choose to exercise the Retraction Call Right. If US Gold or Callco do not advise Exchangeco within the five-Business Day period, Exchangeco will notify the holder as soon as possible thereafter that neither of US Gold or Callco will exercise the Retraction Call Right. Unless the holder revokes his or her retraction request, on the retraction date the Exchangeable Shares that the holder has requested Exchangeco to redeem will be acquired by US Gold or Callco (assuming either US Gold or Callco exercise the Retraction Call Right) or redeemed by Exchangeco, as the case may be, in each case for the retraction call purchase price as described in the preceding paragraph.

Liquidation Call Right

Under the share provisions, each of US Gold and Callco have an overriding Liquidation Call Right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchangeco, to acquire all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by US Gold or its subsidiaries). Callco is only entitled to exercise the Liquidation Call Right with respect to those holders of Exchangeable Shares, if any, for which US Gold has not exercised the Liquidation Call Right. The purchase price under the Liquidation Call Right is satisfied by delivering to the holder of Exchangeable Shares one US Gold Share for each Exchangeable Share purchased plus the dividend amount, if any. Upon the exercise by US Gold or Callco of the Liquidation Call Right, the holders will be obligated to transfer their Exchangeable Shares to US Gold or Callco, as the case may be, for the purchase price. The acquisition by US Gold or Callco of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of Exchangeco.

To exercise the Liquidation Call Right, US Gold or Callco must notify Exchangeco’s transfer agent in writing, as agent for the holders of the Exchangeable Shares, the Voting Trustee and Exchangeco of US Gold’s or Callco’s intention to exercise this right at least 30 days before the liquidation date in the case of a voluntary liquidation, dissolution or winding up of Exchangeco and at least five Business Days before the liquidation date in the case of an involuntary liquidation, dissolution or winding up of Exchangeco. The transfer agent will notify the holders of Exchangeable Shares as to whether or not US Gold or Callco have exercised the Liquidation Call Right after the earlier of (a) the date notice of exercise has been provided to the transfer agent and (b) the expiry of the date by which the same may be exercised by US Gold or Callco. If US Gold or Callco exercise the Liquidation Call Right on the liquidation date, US Gold or Callco will purchase and the holders will sell all of the Exchangeable Shares for an amount equal to the liquidation call exercise price as described in the preceding paragraph.

Redemption Call Right

Under the share provisions, US Gold and Callco have an overriding Redemption Call Right, notwithstanding any proposed redemption of the Exchangeable Shares by Exchangeco, to acquire all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by US Gold or its subsidiaries). Callco is only entitled to exercise its Redemption Call Right with respect to those holders of Exchangeable Shares, if any, for which US Gold has not exercised its Redemption Call Right. The purchase price under the Redemption Call Right is satisfied by delivering to the holder one US Gold Share for each Exchangeable Share purchased plus the dividend amount, if any. In the event of the exercise of the Redemption Call Right by US Gold or Callco, as the case may be, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to US Gold or Callco, as the case may be, on the redemption date upon payment by US Gold to such holder of the purchase price for such Exchangeable Shares.

To exercise the Redemption Call Right, US Gold or Callco must notify Exchangeco’s transfer agent in writing, as agent for the holders of the Exchangeable Shares, and Exchangeco of US Gold’s or Callco’s intention to exercise this right at least 30 days before the redemption date (other than in the case of an accelerated redemption date described above, in which case US Gold or Callco, as the case may be, must notify the transfer agent and Exchangeco on or before the redemption date).  The transfer agent will notify the holders of Exchangeable Shares as to whether or not US Gold or Callco exercised the Redemption Call Right after the earlier of: (a) the date notice of exercise has been provided to the transfer agent; and (b) the expiry of the date by which the same may be exercised by US Gold or Callco. If US Gold or Callco exercise the Redemption Call Right on the redemption date, US Gold or Callco will purchase and the holders will sell all of the Exchangeable Shares for an amount equal to the redemption call purchase price as described in the preceding paragraph.

Effect of Call Rights Exercise

If US Gold or Callco exercise one or more of its call rights, shares of US Gold common stock will be directly issued to holders of Exchangeable Shares and US Gold or Callco, as the case may be, will become the holder of the Exchangeable Shares. US Gold or Callco will not be entitled to exercise any voting rights attached to the Exchangeable Shares that are acquired from the holders. If US Gold or Callco decline to exercise the call rights when applicable, US Gold will be required, under the Exchangeable Share Support Agreement, to issue US Gold Shares to the holders of Exchangeable Shares.

Purchase for Cancellation

Subject to applicable law and the Articles of Incorporation of Exchangeco, Exchangeco may at any time purchase for cancellation all or any part of the outstanding Exchangeable Shares by private agreement with any holder of such Exchangeable Shares or by tender to all holders of record of the Exchangeable Shares or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share together with the dividend amount for which the record date has occurred prior to the date of purchase.

Voting Rights

Under the Voting and Exchange Trust Agreement among US Gold, Callco, Exchangeco and the Voting Trustee, holders of Exchangeable Shares will be entitled to receive notice of and attend any meeting of US Gold Shareholders and to vote at any meetings. See “The Voting and Exchange Trust Agreement — Voting Rights in US Gold”.

The number of directors of Exchangeco will be fixed at three and the rights attaching to the Exchangeable Shares will entitle holders of Exchangeable Shares a limited right to vote on the election or appointment of one director but such holders will have no right to vote on the election of the remaining two directors. In addition, the holders of the Exchangeable Shares are entitled to receive notice of any meeting of the shareholders of Exchangeco and to attend and vote thereat, except those meetings where only holders of a specified class or particular series of shares are entitled to vote, and each holder of Exchangeable Shares is entitled to one vote per Exchangeable Share in person or by proxy.

Ranking

Holders of Exchangeable Shares will be entitled to a preference over holders of any common shares of Exchangeco and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs.

Dividends

Holders of Exchangeable Shares will be entitled to receive dividends equivalent to the dividends, if any, paid from time to time by US Gold on US Gold Shares. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for any corresponding dividends on US Gold Shares.

Certain Restrictions

Except with the approval of the holders of the Exchangeable Shares, Exchangeco will not be permitted to:

(a)                                  pay any dividends on common shares or any other shares of Exchangeco ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or in any such other shares of Exchangeco ranking junior to the Exchangeable Shares, as the case may be;

(b)                                 redeem or purchase or make any capital distribution in respect of common shares or any other shares of Exchangeco ranking junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of the assets in the event of a liquidation, dissolution or winding up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs;

(c)                                  redeem or purchase or make any capital distribution in respect of any other shares of Exchangeco ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs; or

(d)                                 issue any shares of stock other than Exchangeable Shares, common shares and any other shares ranking junior to the Exchangeable Shares, other than by way of stock dividends to holders of Exchangeable Shares, unless, in the case of (a), (b) or (c) above, all dividends and distributions on the outstanding Exchangeable Shares corresponding to dividends and distributions declared and paid to date on the shares of US Gold common stock have been declared and paid in full on the Exchangeable Shares.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders of the exchangeable shares. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares as a separate class (other than the election of a single director) shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than 66(2/3)% of the votes cast on such resolution (excluding Exchangeable Shares beneficially owned by US Gold or any of its subsidiaries) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy.

The Voting and Exchange Trust Agreement

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares (other than US Gold and its subsidiaries). The Voting Trustee will hold the one issued and outstanding share of special voting stock of US Gold, to be designated “Series B Special Voting Preferred Stock,” in order to enable the Voting Trustee to exercise the voting rights attached thereto and will hold exchange rights in order to enable the Voting Trustee to require Exchangeco to redeem outstanding Exchangeable Shares, in each case as trustee for and on behalf of such registered holders of Exchangeable Shares.

The following is a summary of some of the material terms and conditions of the Voting and Exchange Trust Agreement and is qualified in its entirety by reference to the form of Voting and Exchange Trust Agreement attached as Exhibit “C” to the Arrangement Agreement.

Voting Rights in US Gold

Under the Voting and Exchange Trust Agreement, US Gold will issue to the Voting Trustee one Special Voting Share to be held of record by the Voting Trustee as trustee on behalf of, and for the use and benefit of, the registered holders of Exchangeable Shares (other than US Gold or its subsidiaries) and in accordance with the provisions of the Voting and Exchange Trust Agreement. During the term of the Voting and Exchange Trust Agreement, and under the terms of the Exchangeable Share Support Agreement, US Gold will not be permitted to issue any additional Special Voting Shares without the consent of the holders of Exchangeable Shares.

Under the Voting and Exchange Trust Agreement, the Voting Trustee will be entitled to all of the voting rights, including the right to vote in person or by proxy, attaching to the Special Voting Share on all matters that may properly come before US Gold’s shareholders at a meeting of shareholders. The Special Voting Share will have that number of votes, which may be cast by the Voting Trustee at any meeting at which US Gold’s shareholders are entitled to vote, equal to the number of outstanding Exchangeable Shares (other than shares held by US Gold or its subsidiaries).

Each holder of an Exchangeable Share (other than US Gold or its subsidiaries) on the record date for any meeting at which US Gold Shareholders are entitled to vote will be entitled to instruct the Voting Trustee to exercise one of the votes attached to the Special Voting Share for that Exchangeable Share. The Voting Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the Voting Trustee will not have voting rights with respect to such Exchangeable Share. A holder of an Exchangeable Share may, upon instructing the Voting Trustee, obtain a Proxy from the Voting Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled.

The Voting Trustee (or US Gold at its option) will send to the holders of the Exchangeable Shares the notice of each meeting at which US Gold’s shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting Trustee to exercise the votes attaching to the Special Voting Share, at the same time as US Gold sends the notice and materials to its shareholders. The Voting Trustee (or US Gold at its option) will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials US Gold sends to its shareholders at the same time US Gold sends those materials to its shareholders. US Gold will endeavor to obtain copies of materials sent by third parties to its shareholders generally, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after those materials are first sent to its shareholders and to deliver those materials to the Voting Trustee, which will send those materials to holders of Exchangeable Shares, or US Gold will deliver those materials directly to the holders of Exchangeable Shares.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange of that holder’s Exchangeable Shares for US Gold Shares.

Optional Exchange Upon Exchangeco Insolvency Event

US Gold and Callco will agree in the Voting and Exchange Trust Agreement that, upon an Insolvency Event, a holder of Exchangeable Shares will be entitled to instruct the Voting Trustee to exercise an exchange right with respect to any or all of the Exchangeable Shares held by the holder, thereby requiring US Gold or Callco to purchase the Exchangeable Shares from the holder. The purchase price payable for each Exchangeable Share purchased upon an Insolvency Event will be satisfied by the issuance of one US Gold Share plus the dividend amount, if any.

As soon as practicable following an Insolvency Event, Exchangeco and US Gold will give written notice of the Insolvency Event to the Voting Trustee.  As soon as practicable after receiving the notice, the Voting Trustee will give notice to each holder of Exchangeable Shares of the event or potential event and will advise the holder of its rights with respect to the exchange right.

If, as a result of solvency provisions of applicable law, Exchangeco is unable to redeem all of a holder’s Exchangeable Shares which the holder is entitled to have redeemed in accordance with the share provisions, the holder will be deemed to have exercised the optional exchange right with respect to the unredeemed Exchangeable Shares and US Gold or Callco will be required to purchase those shares from the holder in the manner set forth above.

Automatic Exchange Right Upon US Gold Liquidation Event

US Gold will agree in the Voting and Exchange Trust Agreement that US Gold will notify the Voting Trustee in the event of any US Gold Liquidation Event.

Promptly following receipt by the Voting Trustee of notice of a US Gold Liquidation Event, the Voting Trustee will give notice to each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the automatic exchange right.

In order that the holders of Exchangeable Shares will be able to participate on a pro rata basis with US Gold’s shareholders, immediately prior to the effective date of a US Gold Liquidation Event, US Gold will automatically exchange all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by US Gold or its subsidiaries) for a purchase price per Exchangeable Share of one US Gold Share plus the dividend amount, if any.

The Exchangeable Share Support Agreement

The following is a summary of some of the material terms and conditions of the Exchangeable Share Support Agreement and is qualified in its entirety by reference to the form of the Exchangeable Share Support Agreement attached as Exhibit “B” to the Arrangement Agreement.

Under the Exchangeable Share Support Agreement, US Gold will covenant that, so long as Exchangeable Shares not owned by US Gold or its subsidiaries are outstanding, US Gold will, among other things:

(a)                                  not declare or pay any dividend on the US Gold Shares unless: (i) on the same day Exchangeco declares or pays, as the case may be, an equivalent dividend on the Exchangeable Shares; and (ii) Exchangeco has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Articles of Incorporation of Exchangeco, of an equivalent dividend on the Exchangeable Shares;

(b)                                 advise Exchangeco sufficiently in advance of the declaration of any dividend on the US Gold Shares and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as those for any corresponding dividends on the US Gold Shares;

(c)                                  ensure that the record date for any dividend declared on the US Gold Shares is not less than ten Business Days after the declaration date of such dividend (or such shorter time period as may be permitted by law and the requirements of any stock exchange on which the Exchangeable Shares are listed); and

(d)                                 take all actions reasonably necessary to enable Exchangeco to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding up of Exchangeco, a retraction request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco, as the case may be.

The Exchangeable Share Support Agreement will also provide that, without the prior approval of Exchangeco and the holders of Exchangeable Shares, US Gold will not distribute additional shares of common stock of US Gold or rights to subscribe therefor or other property or assets to all or substantially all holders of US Gold Shares, change any of the rights, privileges or other terms of US Gold Shares, or change the then outstanding number of US Gold Shares into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting US Gold common stock, US Gold and Exchangeco will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of US Gold common stock, without discrimination.

The Exchangeable Share Support Agreement will also provide that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than US Gold or any of its subsidiaries, US Gold will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares, remain the direct or indirect beneficial owner of all of the issued and outstanding common shares of Exchangeco and Callco.

Under the Exchangeable Share Support Agreement, each of US Gold and Callco will not exercise, and will prevent their affiliates from exercising, any voting rights attached to the Exchangeable Shares owned by US Gold or Callco or their affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Exchangeable Share Support Agreement).

The Exchangeable Share Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares, except in limited circumstances.

Registration

US Gold has filed a registration statement on Form S-4 with the SEC to register the US Gold Shares issuable upon exchange of the Exchangeable Shares.  This Registration Statement is not yet effective.  US Gold intends to request that the SEC declare the Registration Statement effective as of a specific date prior to the closing of the Arrangement.  The effectiveness of the Registration Statement is a condition to the completion of the Arrangement. US Gold also agreed to use its reasonable best efforts to maintain the effectiveness of such registration so long as any Exchangeable Shares remain outstanding.

COMPARISON OF SHAREHOLDER RIGHTS

If the Arrangement is completed, Minera Shareholders will exchange their Minera Shares for Exchangeable Shares. Holders of Exchangeable Shares will have the right to exchange their Exchangeable Shares for US Gold Shares. Each of Minera Andes and Exchangeco is a corporation organized under the ABCA. US Gold is a corporation organized under the Colorado Business Corporations Act (the “Colorado Act”).  Until such time as the Exchangeable Shares are exchanged for US Gold Shares, the rights of former Minera Shareholders will be governed by the Exchangeco articles of incorporation and bylaws and the ABCA. Upon a Minera Shareholder exchanging their Exchangeable Shares for US Gold Shares and becoming a holder of US Gold Shares, the rights of the former Minera Shareholder will be governed by the US Gold articles of incorporation and bylaws and the Colorado Act.  In addition, until the exchange of Exchangeable Shares for US Gold Shares, holders of the Exchangeable Shares will be able to exercise essentially the same voting rights with respect to US Gold as US Gold Shareholders. While the rights and privileges of shareholders of an Alberta corporation are, in many instances, comparable to those of stockholders of a Colorado corporation, there are certain differences.  Also, the rights and privileges of Minera Shareholders are not identical to those of holders of Exchangeable Shares.  These differences arise from differences between Alberta and Colorado law, and between the Minera Andes and Exchangeco articles of incorporation and bylaws and the US Gold articles of incorporation and bylaws. The following is a summary of some of the most significant differences in shareholder rights between Minera Andes, Exchangeco and US Gold.

The following summary does not reflect any of the rules of the TSX that may apply to Minera Andes or US Gold in connection with the Arrangement or any of the rules of the NYSE that may apply to US Gold in connection with the Arrangement. This summary is not intended to be complete and is qualified in its entirety by reference to the ABCA, the Colorado Act and the governing corporate instruments of Minera Andes and US Gold.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
Authorized Share Capital

Authorized Capital Stock

The authorized capital of Minera Andes consists of an unlimited number of Minera Shares and an unlimited number of preferred shares, both without nominal or par value.

As of December 12, 2011, 282,948,854 Minera Shares and no preferred shares were issued and outstanding.

The authorized capital of Exchangeco consists of an unlimited number of common shares and an unlimited number of Exchangeable Shares, both without nominal or par value.

As of December 12, 2011, 1,000 common shares and no Exchangeable Shares were issued and outstanding.

The authorized capital of US Gold consists of 250,000,000 shares of common stock, no par value, and one share of preferred stock, no par value, designated as Series A Special Voting Preferred Stock (the “Series A Special Voting Share”). At the US Gold Meeting, US Gold Shareholders will be asked to consider and vote upon (i) a proposal to amend US Gold’s articles of incorporation to increase the authorized number of shares of common stock of US Gold to 500,000,000; and (ii) a proposal to amend US Gold’s articles of incorporation to authorize the creation of a new class of stock comprising one share of preferred stock, no par value, to be designated Series B Special Voting Preferred Stock (the “Special Voting Share”).

As of December 12, 2011, there were 136,559,845 US Gold Shares, one Series A Special Voting Share and 3,192,874 2007 Exchangeable Shares issued and outstanding.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
Board of Directors

Size of Board of Directors

The Minera Andes Board currently has seven directors. The articles of Minera Andes provide that the Minera Andes Board must consist of not less than one nor more than 15 members.

The board of directors of Exchangeco currently has three directors. The articles of Exchangeco provide that the board of directors of Exchangeco must consist of three members.

The US Gold Board currently has five members. US Gold’s bylaws provide that the US Gold Board must consist of seven members, which number may increase or decrease, to not less than three, from time to time by a resolution adopted by the US Gold Board.

Director Qualifications

Pursuant to the ABCA, the following persons are disqualified from acting as a director:

•           anyone who is less than 18 years of age;

•           anyone who: (i) is a represented adult as defined in the Adult Guardianship and Trusteeship Act (Alberta) or is the subject of a certificate of incapacity that is in effect under the Public Trustee Act (Alberta); (ii) is a formal patient as defined in the Mental Health Act (Alberta); (iii) is the subject of an order under The Mentally Incapacitated Persons Act (Alberta), appointing a committee of the person or estate, or both; or (iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

•           a person who is not an individual; and

•           a person who has the status of bankrupt.

At least one quarter of the directors of a corporation governed by the ABCA must be resident Canadians.

Pursuant to the Colorado Act, directors are required to be individuals who are eighteen years of age or older.  Pursuant to US Gold’s bylaws and in accordance with the Colorado Act, directors need not be residents of the State of Colorado.

Election of Directors

Under the ABCA, shareholders of a corporation shall at each annual meeting at which an election of directors is required elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election.

Directors are elected by way of ordinary resolution, being a majority of the votes

Pursuant to the Colorado Act and the US Gold bylaws, directors are elected at each annual meeting of the shareholders of US Gold, for a term expiring at the next annual shareholders’ meeting following their election or when their successors have been elected and qualified.  In an absence of a resolution of the US Gold Board providing

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution.

The articles of Minera Andes also provide that the directors may, between annual meetings appoint one or more additional directors of Minera Andes to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of Minera Andes.

Under the articles of Exchangeco, the holders of Exchangeable Shares are permitted to elect one of the three directors, with the remaining two directors to be elected by the holders of the common shares of Exchangeco.

otherwise, the annual meeting of the shareholders is to be held within the first six months of the fiscal year.

If a quorum is present at the annual meeting, directors are elected by a plurality of votes (i.e., the candidates comprising the requisite number of board members to be elected receiving the highest number of votes will be elected to the US Gold Board).

Filling of Vacancies

Pursuant to the ABCA, a quorum of directors may generally fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

The US Gold bylaws, in accordance with the Colorado Act, provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if the directors remaining in office constitute less than a quorum of the board. A director elected to fill a vacancy will complete the unexpired term of his predecessor in office, and will hold office until his successor has been elected and qualified.

The US Gold bylaws also provide that any directorship to be filled due to an increase in the number of directors shall be filled by a majority vote of the directors then in office or by an election at an annual meeting or a special meeting of shareholders called for that purpose. A director so elected shall serve a term expiring at the next annual meeting of shareholders and until his successor has been elected and qualified.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
Removal of Directors	Pursuant to the ABCA, the shareholders of a corporation may by ordinary resolution at a special meeting remove any director or directors from office.

Pursuant to the US Gold bylaws, in accordance with the Colorado Act, one or more directors may be removed by the shareholders, with or without cause, only at a meeting called for the stated purpose of removing the director and only by a majority vote of the shares entitled to vote at an election of directors.

Fiduciary Duties of Directors

Pursuant to the ABCA, directors have a duty of care and loyalty to the corporation. The duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires directors to act honestly and in good faith with a view to the best interests of the corporation.

Pursuant to the Colorado Act, directors are required to discharge their duties as members of the board and as members of any board committees on which they serve in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation.

Indemnification of Directors and Officers and Director Liability

Pursuant to the ABCA, except in respect of an action by or on behalf of a corporation to procure a judgment in its favor, a corporation may indemnify present and former directors and officers and their heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer, provided that:

•           they acted honestly and in good faith with a view to the best interests of the corporation; and

•           in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The ABCA also permits a corporation to advance funds to a person to defray the costs, charges and expenses of a proceeding to which indemnification may relate, provided that any such advances are repaid if the director or officer: (i) is not substantially successful on the merits in their defence of the action or proceeding; (ii) did not act honestly and in good faith with a view to the best

US Gold’s articles of incorporation permit US Gold to indemnify each director, officer and any employee or agent of the Corporation, his heirs, executors and administrators, against expenses reasonably incurred or any amounts paid by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the Corporation to the full extent permitted by the Colorado Act.

In accordance with the Colorado Act and US Gold’s bylaws, with proper authorization as described in the US Gold bylaws, US Gold will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of US Gold) by reason of the fact that he is or was a director, officer, employee or agent of US Gold, or is or was serving at the request of US Gold as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments,

Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

interests of the corporation or, in the case of a criminal or administrative action that is enforced by a monetary penalty, had reasonable grounds for believing that their conduct was lawful; and (iii) is not fairly and reasonably entitled to indemnification.

The bylaws of Minera Andes and Exchangeco provide for indemnification of directors and officers to the fullest extent authorized by the ABCA.

The bylaws of Minera Andes and Exchangeco limit the liability of the directors, subject to the requirements of the ABCA and law.

fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in accordance with the standard of conduct described below and was not adjudged liable on the basis that he derived an improper personal benefit.  The bylaws further specify that any such person will be indemnified to the same extent in any action by or in the right of US Gold, unless he has been adjudged liable to US Gold.

The Colorado Act permits a corporation, with proper board authorization as described in the Colorado Act, to indemnify a person made a party to a proceeding because the person is or was a director or officer against liability incurred in the proceeding, if:

•           the person’s conduct was in good faith;

•           the person reasonably believed, in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation’s best interests and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests; and

•           in the case of any criminal proceeding, the person had no reasonable cause to believe the person’s conduct was unlawful.

Corporations are required to indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer, against reasonable expenses incurred by the person in connection with the proceeding.  Corporations may also be ordered by a court to indemnify a director or officer under certain circumstances.

The Colorado Act also permits a corporation to advance or reimburse reasonable expenses incurred by a director or officer who is a party to a

Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

proceeding in advance of final disposition of the proceeding, if the director or officer furnishes to the corporation (i) a written affirmation of his good faith belief that he has met the required standard of conduct and (ii) a written undertaking to repay the advance if it is ultimately determined that he did not meet the standard of conduct.

US Gold’s articles of incorporation limit directors’ liability to US Gold or its shareholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Colorado Act.

Pursuant to the Colorado Act, a director is not liable to the corporation or its shareholders for any action the director takes or omits to take as a director if, in connection with such action or omission, the director performed the duties of the position in compliance with the Colorado Act.  A director also is not personally liable for any injury to person or property arising out of a tort committed by an employee of the corporation unless such director was personally involved in the situation giving rise to the litigation or unless such director committed a criminal offense in connection with the situation.

The Colorado Act permits corporations to further eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.  However, corporations may not eliminate or limit a director’s liability to the corporation or to its shareholders for monetary damages for any breach of the director’s duty of loyalty to the corporation or its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, certain types of unlawful distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
Shareholder Meetings and Voting Rights

Shareholders’ Meetings

Pursuant to the ABCA, directors of a corporation are required to call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. A board of directors may call a special meeting at any time.

Pursuant to the ABCA the registered holders or beneficial owners of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the ABCA for making such requisition, the directors of the corporation must call a meeting of shareholders. If the directors fail to call the meeting, any of the shareholders who made the requisition may call the meeting.

Pursuant to the Colorado Act, annual shareholder meetings must be held at a time and date stated or fixed in accordance with the bylaws or a board resolution.

Pursuant to the Colorado Act, special meetings of the shareholders must be held (i) if called by the board of directors or persons authorized by the bylaws or board resolution or (ii) upon written demand, stating the purpose for the meeting and dated and signed by the holders of shares representing at least ten percent of all shares entitled to vote on any issue proposed to be considered at the meeting.

The bylaws of US Gold specify that special meetings of shareholders may be called by the president, the board of directors or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

Notice of Meetings

Pursuant to the ABCA, notice of any meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting.

Pursuant to the ABCA, notice of a meeting of shareholders at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business, and the text of any special resolution to be submitted to the meeting.

Pursuant to the Colorado Act, a corporation must give notice to shareholders of record of the date, time, and place of each annual and special shareholders’ meeting, no fewer than 10 nor more than 60 days before the date of the meeting or vote.  If the number of authorized shares is to be increased, however, at least 30 days’ notice must be given.  Notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

The bylaws of US Gold provide that the board of directors may fix in advance a record date not more than 50 days nor fewer than 10 days prior to the date of the meeting or vote.

If not otherwise fixed, the bylaws state that the record date for determining shareholders entitled to be given notice of and to vote at a meeting is 30 days

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
prior to the vote or meeting.

Quorum

The bylaws of Minera Andes and Exchangeco provide that a quorum is present at a meeting of shareholders if at least two individuals are present, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting.

The bylaws of US Gold, in accordance with the Colorado Act, provide that one-third of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

Voting Rights

Holders of Minera Shares and Exchangeable Shares are entitled to one vote for each share held. Under the ABCA, the vote of a majority of shares voted on any matter (an ordinary resolution) at a meeting of shareholders at which a quorum is present is the act of such shareholders on the matter, unless the vote of a greater number is required by law or by the articles of the corporation.

Under the articles of Exchangeco, the holders of Exchangeable Shares are permitted to elect one of the three directors, with the remaining two directors to be elected by the holders of the common shares of Exchangeco.

Pursuant to the ABCA, a resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.

Pursuant to the articles of incorporation of US Gold and in accordance with the Colorado Act, each outstanding share of common stock of US Gold is entitled to one vote.

Pursuant to the articles of incorporation of US Gold, the Series A Special Voting Share entitles the holder thereof to an aggregate number of votes equal to the number of the 2007 Exchangeable Shares issued and outstanding which are not owned by US Gold or its subsidiaries.  As of December 12, 2011, the Series A Special Voting Share was entitled to 3,192,874 votes, based upon 3,192,874 2007 Exchangeable Shares outstanding on such date, which are not owned by US Gold or its subsidiaries.

If the US Gold Shareholders adopt the proposed amendment to the articles of incorporation of US Gold, the Special Voting Share will entitle the holder thereof to an aggregate number of votes equal to the number of the Exchangeable Shares issued and outstanding which are not owned by US Gold or its subsidiaries.

The holders of the shares of common stock, the Series A Special Voting Share and, when applicable, the Special Voting Share vote together as one class.

Pursuant to the Colorado Act, if a quorum exists, action on a matter other than the election of directors by a voting group is approved if the votes cast in

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

favor of the action exceed the votes cast against the action, unless a greater number of affirmative votes is required by law or US Gold’s articles of incorporation or bylaws.

Pursuant to US Gold’s bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent, setting forth the action so taken, is signed by all of the shareholders entitled to vote on the subject matter thereof.

Fundamental Changes

Amendments to Governing Documents

Pursuant to the ABCA, the approval of at least two-thirds of the votes cast at a meeting (a “special resolution”) is required to amend the articles of the corporation. The ABCA may also require the separate approval by the holders of a class or series of shares for certain amendments to governing documents.

The ABCA also requires the creation, amendment or repeal of bylaws by the directors of a corporation to be approved by ordinary resolution of the shareholders of the corporation at the next shareholder meeting.

Pursuant to the Colorado Act, the board of directors may adopt certain administrative amendments to the articles of incorporation without shareholder action.

Other amendments to the articles of incorporation may be proposed for submission to shareholders by the board of directors or by the holders of at least ten percent of all of the votes entitled to be cast on the amendment, and will be approved if the votes cast in favor of the action exceed the votes cast against the action.

Pursuant to the Colorado Act, the bylaws may be amended by the board of directors or the shareholders.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
Vote Required for Extraordinary Transactions

Pursuant to the ABCA, a special resolution is required for extraordinary corporate actions, including:

•           amalgamations (other than an amalgamation involving a wholly-owned subsidiary of the corporation);

•           the continuance of the corporation into another jurisdiction;

•           the sale, lease or exchange of all or substantially all of the property of a corporation;

•           liquidations and dissolutions; and

•           arrangements (if ordered by a court).

The ABCA may also require the separate approval by the holders of a class or series of shares for certain extraordinary corporate actions.

Pursuant to the Colorado Act, a majority of corporate actions, including conversions, mergers, share exchanges, the sale, lease, exchange, or other disposition of all, or substantially all, of the corporation’s property and the dissolution of the corporation, require the approval by each voting group entitled to vote separately on the proposed action by a majority of all the votes entitled to be cast on the proposal by that voting group.

Dissent Rights

Pursuant to the ABCA, each of the matters listed below will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares:

•           an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of that class of shares;

•           an amendment to the corporation’s articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

•           an amendment to the corporation’s articles to add or remove an express statement establishing the unlimited liability of shareholders;

•           any amalgamation with another corporation (other than with certain affiliated corporations);

•           a continuance of the corporation under the laws of another jurisdiction; and

•           the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business.

A court may also permit shareholders to

Pursuant to the Colorado Act, a shareholder, whether or not entitled to vote, is entitled to dissent and to receive fair value for his shares in the event of any of the following events:

•           a merger to which the corporation is a party if either (i) approval by the shareholders is required; or (ii) the corporation is a subsidiary that is merged with its parent corporation;

•           a plan of share exchange, where the corporation’s shares will be acquired;

•           a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required;

•           a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the corporation’s consent to the disposition; and

•           a conversion in which the corporation is the converting entity.

If, in the transactions described above, the shareholder will receive for his shares, (i) shares of the corporation surviving the merger or share exchange;

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights
dissent in connection with an application to the court for an order approving an arrangement. The ABCA provides these dissent rights for both listed and unlisted shares.

(ii) shares of any other corporation which, at the effective date of the plan of merger or share exchange, either is listed on a national securities exchange registered under the Securities Exchange Act of 1934, as amended, or is held of record by more than two thousand shareholders; (iii) cash in lieu of fractional shares; or (iv) any combination thereof, then the shareholder will not be entitled to dissent and obtain payment for any class or series of shares that either were listed on a national securities exchange registered under the Securities Exchange Act of 1934, as amended, or were held of record by more than two thousand shareholders.

Additionally, a shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of his shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided.

Oppression Remedy

The ABCA provides an oppression remedy that allows a “complainant” who is:

•           a present or former shareholder;

•           a present or former director or officer of the corporation or its affiliates;

•           a creditor, in certain circumstances; and

•           any other person who in the discretion of the court is a proper person to make the application,

to apply to court for relief where:

•           any act or omission of the corporation or any of its affiliates effects a result;

•           the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or

•           the powers of the directors of the

The Colorado Act does not contain equivalent statutory remedies, though shareholders may be entitled to bring suit against US Gold or members of the board of directors of US Gold for violations of the Colorado Act or other state or federal law.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

corporation or any of its affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer. The ABCA permits a court to make any interim or final orders it thinks fit to rectify the matters complained of in the application for relief.

Derivative Actions

Under Alberta law, a “complainant” may bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an existing action to which the corporation is a party, if the complainant satisfies the court that:

•           the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation do not bring, diligently prosecute, defend or discontinue the action;

•           the complainant is acting in good faith; and

•           it appears to be in the interests of the corporation that the action be brought, prosecuted, defended or discontinued.

In connection with any derivative action initiated by a complainant, the court may at any time make any order it thinks fit.

Pursuant to the Colorado Act, any shareholder may bring an action by or in right of the corporation if the shareholder either (i) was a shareholder at the time of the transaction giving rise to the suit or (ii) received shares or voting trust certificates thereafter by operation of law from a person who was a shareholder at such time.

Anti-Takeover Provisions and Interested Shareholder Transactions

Alberta law does not contain specific antitakeover provisions with respect to business transactions. However, the policies of Canadian securities regulatory authorities contain certain requirements relating to takeover bids, mergers and interested shareholder transactions. In particular, MI 61-101 imposes certain requirements on, among other things “business combinations”, and “related party transactions”. MI 61-101 requires more detailed disclosure in the proxy material sent to security holders in connection with a transaction to which they relate, including, subject to certain exceptions, the inclusion of a formal valuation of the

The Colorado Act does not contain specific antitakeover provisions with respect to business transactions or combinations with interested shareholders.

	Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

subject matter of the transaction and any non-cash consideration offered therefor. MI 61-101 also requires, subject to certain- exceptions, that the minority shareholders of the issuer separately approve the transaction by a simple majority.

Other Actions

Dividends and Other Distributions

Pursuant to the ABCA, Minera Andes may pay dividends on the Minera Shares unless there are reasonable grounds for believing that after such payment either: (i) Minera Andes is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of Minera Andes’ assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.

Pursuant to the ABCA, Exchangeco may pay dividends on the Exchangeable Shares unless there are reasonable grounds for believing that after such payment either: (i) Exchangeco is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of Exchangeco’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.

The articles of Exchangeco provide that as long as there are any Exchangeable Shares outstanding, the approval by special resolution of the holders of Exchangeable Shares is required to pay dividends on the common shares or any other shares ranking junior to the Exchangeable Shares.

Pursuant to the Colorado Act, US Gold may pay dividends or make other distributions to US Gold shareholders unless, after giving it effect, (i) US Gold would not be able to pay its debts as they become due in the usual course of business; or (ii) US Gold’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of the distribution.  Share dividends may be issued pro rata and without consideration to shareholders of one or more classes or series of shares.

The articles of incorporation of US Gold provide that dividends in cash, property, or shares of US Gold may be paid to holders of US Gold common stock, at the Board’s discretion, to the extent permitted by law.  The holders of the Series A Special Voting Share and, when applicable, the Special Voting Share, are not entitled to receive any portion of any dividend or distribution at any time.

Repurchase of Shares

Pursuant to the ABCA, Minera Andes may purchase or otherwise acquire its shares unless there are reasonable grounds for believing that: (i) Minera Andes is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of Minera Andes’ assets would after such purchase be less than the aggregate of its

Pursuant to the Colorado Act, US Gold may acquire its own shares. Shares so acquired constitute authorized but unissued shares.

Minera Andes and Exchangeco Shareholder Rights	US Gold Shareholder Rights

liabilities and stated capital of all classes of shares.

Pursuant to the ABCA, Exchangeco may purchase or otherwise acquire its shares unless there are reasonable grounds for believing that: (i) Exchangeco is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of Exchangeco’s assets would after such purchase be less than the aggregate of its liabilities and stated capital of all classes of shares.

The articles of Exchangeco provide that as long as there are any Exchangeable Shares outstanding, the approval by special resolution of the holders of Exchangeable Shares is required to redeem or purchase any of the common shares or any other shares ranking equally with or junior to the Exchangeable Shares.

RISK FACTORS

Minera Shareholders should understand that if the Arrangement is completed, all Minera Shareholders will receive Exchangeable Shares. Accordingly a Minera Shareholder will effectively become a shareholder of US Gold and, as a result, will be subject to all of the risks associated with the operations of US Gold and its subsidiaries and the industry in which such entities operate. Those risks include the risk factors described under US Gold’s Annual Report on Form 10-K for the year ended December 31, 2010, as may be updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are incorporated by reference herein.

Risks Related to the Arrangement

The Arrangement is subject to conditions to closing that could result in the Arrangement being delayed or not consummated, or can be terminated in certain circumstances, each of which could negatively impact our stock price and future business and operations.

The Arrangement is subject to conditions to closing as set forth in the Arrangement Agreement, including obtaining the requisite approval of the Minera Shareholders and the US Gold Shareholders and approval of the Court. In addition, each of US Gold and Minera Andes has the right, in certain circumstances, to terminate the Arrangement Agreement. See “The Arrangement Agreement” for a summary of such conditions and termination rights. If the Arrangement Agreement is terminated or any of the conditions to the Arrangement are not satisfied and, where permissible, not waived, the Arrangement will not be consummated. Failure to consummate the Arrangement or any delay in the consummation of the Arrangement or any uncertainty about the consummation of the Arrangement may adversely affect Minera Andes’ share price or have an adverse impact on Minera Andes’ future business operations.

If the Arrangement is not completed, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Arrangement, we would be subject to a number of risks, including the following:

(a)                                  negative reactions from the financial markets and from persons who have or may be considering business dealings with Minera Andes;

(b)                                 Minera Andes will be required to pay certain costs relating to the Arrangement, whether or not the Arrangement is completed, in that regard, Minera Andes expects to incur acquisition-related expenses of approximately $2.7 million, consisting of investment banking, legal and accounting fees and financial printing and other related charges in connection with the Arrangement. These amounts are preliminary estimates and the actual amounts may be higher or lower; and

(c)                                  if the Arrangement Agreement is terminated in certain circumstances or the Arrangement is not completed for certain reasons, Minera Andes may be obligated to pay a termination fee of $20,100,000.

In addition, Minera Andes could be subject to litigation related to any failure to complete the Arrangement or related to any proceeding commenced against Minera Andes seeking to require Minera Andes to perform its obligations under the Arrangement Agreement.

Minera Andes and US Gold may not realize the benefits of the Arrangement.

Minera Andes and US Gold are proposing to complete the Arrangement to strengthen the position of each entity in the mining industry and to create the opportunity to realize certain benefits including, among other things, those set forth in the Information Circular under “Background to the Arrangement - Anticipated Benefits of the Arrangement” above. Achieving the benefits of the Arrangement depends in part on the ability of the combined entity to effectively capitalize on its scale and to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect the ability to achieve the anticipated benefits of the Arrangement.

The Arrangement Agreement may be terminated by Minera Andes or US Gold in certain circumstances which could negatively impact Minera Andes’ stock price and future business and operations.

Each of Minera Andes and US Gold has the right, in certain circumstances, to terminate the Arrangement Agreement. See “The Arrangement Agreement — Termination”.  Accordingly, there can be no certainty, nor can Minera Andes provide any assurance, that the Arrangement Agreement will not be terminated by either of Minera Andes or US Gold prior to the completion of the Arrangement. For example, both Minera Andes and US Gold have the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a change that has a Material Adverse Effect in respect of the other party.  There can be no assurance that a change having a Material Adverse Effect on either Minera Andes or US Gold will not occur prior to the effective date of the Arrangement, in which case either Minera Andes or US Gold, as the case may be, could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. In addition, both Minera Andes and US Gold can withdraw, modify, qualify or change its recommendation to its shareholders prior to the approval of the Arrangement (i) to support a Superior Proposal, or (ii) if the board of directors determines that such withdrawal, modification, qualification or change is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable laws and the board’s financial advisor has confirmed in writing that it is unable to render a fairness opinion in respect of the Arrangement at such time. If, for any reason, the Arrangement Agreement is terminated, this could adversely affect Minera Andes’ stock price and have an adverse impact on our future business operations.

The Exchange Ratio is fixed and will not reflect any change in the market value of US Gold Shares.

Minera Shareholders will receive a fixed number of Exchangeable Shares under the Arrangement, rather than Exchangeable Shares with a fixed market value. Because the Exchange Ratio will not be adjusted to reflect any change in the market value of US Gold Shares, the market value of US Gold Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Information Circular. For example, during the 12-month period ended on December 12, 2011, the trading price of US Gold Shares on the NYSE varied from a low of US$3.24 to a high of US$9.87 and closed that period at US$3.46. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of US Gold, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, metal price changes and other factors over which US Gold has no control.

The pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Arrangement.

The pro forma consolidated financial statements contained in this Information Circular are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Arrangement for several reasons. For example, the pro forma consolidated financial statements have been derived from the historical financial statements of US Gold and Minera Andes and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating US Gold and Minera Andes is not reflected in the pro forma consolidated financial statements. Furthermore, the financial statements of Minera Andes included in the pro forma consolidated financial statements have been prepared in accordance with IFRS and Canadian GAAP. The pro forma consolidated financial statements were prepared by US Gold by reconciling Minera Andes information to US GAAP. Such reconciliation is preliminary and the adjustments are difficult to make with complete accuracy. As a result, the actual financial condition and results of operations of the combined company following the Arrangement may not be consistent with, or evident from, these pro forma consolidated financial statements. In addition, the assumptions used in preparing the pro forma consolidated financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Arrangement.  The combined company’s stock price may be adversely affected if the actual results of the combined company fall short of the pro forma consolidated financial statements contained in this Information Circular. See “Selected Unaudited Pro Forma Consolidated Financial Data” and the Unaudited Pro Forma Consolidated Financial Statements attached as Appendix “D” to this Information Circular.

Directors and executive officers of Minera Andes may have interests in the Arrangement that are different from those of Minera Shareholders generally.

Certain executive officers and directors of Minera Andes may have interests in the Arrangement that may be different from, or in addition to, the interests of Minera Shareholders generally. For example, Mr. McEwen, the Chairman of the Board, Chief Executive Officer and largest shareholder of Minera Andes, is also the Chairman of the Board, Chief Executive Officer and largest shareholder of US Gold. The Minera Andes Board and the US Gold Board each established a special committee comprised of independent directors to evaluate the Arrangement and advise the full boards of directors of US Gold and Minera Andes on whether the Arrangement is in the best interests of and fair to their respective companies and respective shareholders. Each of the special committees retained its own independent legal counsel and financial adviser. The special committees of both US Gold and Minera Andes recommended in favor of the Arrangement. Nevertheless, Minera Shareholders should consider these interests in connection with their vote on the Arrangement Resolution, including whether these interests may have influenced Minera Andes’ directors and executive officers to recommend or support the Arrangement.

The issuance of US Gold Shares in connection with the Arrangement could cause its stock price to decline.

The consummation of the Arrangement will result in the issuance of approximately 127.3 million additional US Gold Shares upon exchange of the Exchangeable Shares and 1.9 million shares upon exercise of Replacement Options.  The issuance of these US Gold Shares and the sale of US Gold Shares in the public market from time to time could depress the market price for US Gold Shares.

The Arrangement will increase our exposure to foreign currency risk.

US Gold holds assets, incurs liabilities, earns revenues and pays expenses for its Mexican operations in Mexican pesos.  Minera Andes holds assets, incurs liabilities, earns revenues and pays expenses for its Argentine operations in Argentine pesos.  Because US Gold financial statements will continue to be presented in U.S. dollars, following completion of the Arrangement US Gold will be required to translate assets, liabilities, income and expenses that relate to Minera Andes’

Argentine operations and its Mexican operations (denominated in Argentine or Mexican pesos, respectively) into U.S. dollars at the then applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus either or both of the Argentine or Mexican pesos will affect the value of these items in the US Gold financial statements, even if their underlying value has not changed and as a result, its financial results could be more volatile as a result of the Arrangement. Although US Gold may enter into transactions to hedge portions of this foreign currency translation exposure, it will not be able to eliminate this exposure. In addition, U.S., Canadian, Mexican and Argentine laws may limit US Gold’s ability to repatriate cash from Argentina or Mexico as dividends or otherwise to the United States and may limit its ability to convert Argentine or Mexican pesos into U.S. dollars.  Further there may be potential tax inefficiencies in repatriating funds from Argentina or Mexico.

There can be no assurance that the market price of a US Gold Share and an Exchangeable Share will be equivalent.

Although Minera Andes and US Gold anticipate that the market price of one Exchangeable Share and the market price of one US Gold Share will reflect essentially equivalent values, there can be no assurance that the market price of one US Gold Share will be identical, or even similar, to the market price of one Exchangeable Share.

There can be no assurance that an active trading market for the Exchangeable Shares will develop or be sustained in Canada.

Prior to completion of the Arrangement, there will have been no public trading market for the Exchangeable Shares in Canada. There can be no assurance that an active trading market for the Exchangeable Shares will develop in Canada or, if it develops, will be sustained following admission and listing on the TSX. If an active trading market does not develop or is not maintained, the liquidity and trading price of the Exchangeable Shares in Canada could be adversely affected and investors may have difficulty selling their Exchangeable Shares in Canada.

A transaction beyond the control of a Canadian resident Exchangeable Shareholder may result in a taxable event for such holder of Exchangeable Shares.

The Arrangement has been structured to provide the opportunity for Canadian residents to defer recognition of some or all of any gain otherwise realized on the Arrangement for Canadian federal income tax purposes. See “Material Canadian Federal Income Tax Considerations”.  A holder of Exchangeable Shares will, however, generally realize a gain or loss on a disposition of Exchangeable Shares. Prior to the tenth anniversary of the Effective Date, Exchangeco may elect to redeem Exchangeable Shares in limited circumstances, and Exchangeco may redeem the Exchangeable Shares in any circumstances on or after the tenth anniversary of the Effective Date. In either case, Callco may exercise its redemption call right to purchase such Exchangeable Shares in exchange for US Gold Shares. Thus, a Canadian resident holder of Exchangeable Shares may have a taxable event in a transaction beyond such holder’s control. A holder of Exchangeable Shares will also generally realize a taxable event when such holder of Exchangeable Shares demands that Exchangeco redeem those Exchangeable Shares upon such redemption or if Callco exercises its retraction call right to purchase such Exchangeable Shares in exchange for US Gold Shares.

The Arrangement may be taxable to U.S. shareholders of Minera Shares.

The Arrangement has been structured with the intent that the exchange of Minera Shares for Exchangeable Shares will qualify as a tax-deferred exchange under either Section 368 or Section 351 of the U.S. Tax Code for U.S. federal income tax purposes.  There is, however, no authority or guidance from the Internal Revenue Service addressing the particular structure of this transaction.  In addition, Minera Andes believes that it was a passive foreign investment company, referred to as a “PFIC” under Section 1297 of the U.S. Tax Code, for U.S. federal income tax purposes in 2006 and prior years.  A U.S. shareholder of Minera Shares who owned Minera Shares in 2006 or prior years and who has not made certain elections under the PFIC rules will be subject to tax on gain realized with respect to the exchange of such U.S. shareholder’s Minera Shares for Exchangeable Shares under a special tax regime applicable to PFICs and will not be eligible for tax-deferred treatment.  The U.S. federal income tax consequences of the Arrangement will depend upon the individual circumstances of a U.S. shareholder of Minera Shares.  U.S. shareholders of Minera Shares are strongly urged to consult with his or her own tax advisor regarding the tax consequences to such U.S. shareholder of an exchange of Minera Shares for Exchangeable Shares pursuant to the Arrangement and of certain tax elections that may be available to such U.S. shareholder pursuant to the PFIC rules.

Risks Related to US Gold

US Gold has incurred substantial losses since its inception in 1979 and may never be profitable.

Since US Gold’s inception in 1979, it has never been profitable and has not generated revenue from operations since 1990. As of December 31, 2010, US Gold’s accumulated deficit was approximately $331 million (including a non-cash expense of approximately $52 million related to derivative instrument accounting in the year ended December 31, 2006, a non-cash expense of approximately $107 million related to impairment of US Gold’s goodwill in the year ended December 31, 2008, a non-cash expense of approximately $17 million related to the write-off of long-lived assets in the year ended December 31, 2009, and a non-cash expense of approximately $6 million related to the write-off of long-lived assets in the year ended December 31, 2010). To become profitable, US Gold must identify additional mineralization and establish economic reserves on its properties, and then either develop its properties or locate and enter into agreements with third party operators.  It could be years before US Gold receives any revenues from production of its current properties, if ever.  US Gold may suffer significant additional losses in the future and may never be profitable. US Gold does not expect to receive revenue from operations in the foreseeable future other than revenues from the San José Mine if the Arrangement is completed, if at all.  Even if US Gold does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. US Gold expects to incur losses unless and until such time as one or more of its properties in addition to the San José Mine enter into commercial production and generate sufficient revenue to fund its continuing operations.

The feasibility of mining any of US Gold’s current properties has not been established, meaning that US Gold has not completed sufficient exploration or other work necessary to determine if it is commercially feasible to develop any or all of its current properties.

US Gold is currently an exploration stage company. US Gold has no proven or probable reserves on its current properties as defined by U.S. law. A “reserve,” as defined by regulation of the SEC, is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. A reserve requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. US Gold has not carried out any feasibility study with regard to any of its current properties. As a result, US Gold currently has no reserves and there are no assurances that it will be able to prove that there are reserves on its current properties.

The mineralized material identified on US Gold’s current properties does not and may never demonstrate economic viability. Substantial expenditures are required to establish reserves through drilling and additional study and there is no assurance that reserves will be established. The feasibility of mining on US Gold’s El Gallo Project, Gold Bar Project, or any other property has not been, and may never be, established. Whether a mineral deposit can be commercially viable depends upon a number of factors, including the particular attributes of the deposit, including size, grade and proximity to infrastructure; metal prices, which can be highly variable; and government regulations, including environmental and reclamation obligations. If US Gold is unable to establish some or all of its mineralized material as proven or probable reserves in sufficient quantities to justify commercial operations, US Gold may not be able to raise sufficient capital to develop a mine, even if one is warranted. If US Gold is unable to establish such reserves, the market value of its securities may suffer, and you may lose some or all of your investment.

US Gold’s estimated timetables to achieve production at the El Gallo Project and the Gold Bar Project may not be accurate.

Based on technical work recently completed, including preliminary economic assessments at the El Gallo Project and the Gold Bar Project, US Gold believes it can achieve production in 2014. However, these preliminary economic assessments are preliminary in nature and are subject to change due to factors within and outside of US Gold’s control. US Gold has not carried out a feasibility study with regard to these or any of its properties and the feasibility of mining at these properties may never be established. There is no certainty that the preliminary assessments and economics estimated in the preliminary economic assessments will be realized or that US Gold will be able to begin production for the whole El Gallo complex in 2014 commencing with the accelerated Magistral start-up in 2012 or, at all.

US Gold will require significant additional capital to continue its exploration activities, and, if warranted, to develop mining operations.

If US Gold decides to put one or more of its properties into production, US Gold will require significant amounts of capital, and its ability to obtain this necessary funding will depend on a number of factors, including the status of the national and worldwide economy and the price of gold, silver and other precious metals. Fluctuations in production costs, material changes in the mineral estimates and grades of mineralization or changes in the political conditions or regulations in Mexico or Nevada may make placing these properties into production uneconomic. Further, US Gold may also be unable to obtain the necessary permits in a timely manner, on reasonable terms or on terms that provide US Gold sufficient resources to develop its properties. These and other factors may cause US Gold to delay production at the El Gallo complex and the Gold Bar Project beyond 2014, if at all.

Substantial expenditures will be required to determine if proven and probable mineral reserves exist at any of US Gold’s current properties, to develop metallurgical processes to extract metal, to develop the mining and processing facilities and infrastructure at any of its current properties or mine sites and, in certain circumstances, to acquire additional property rights. US Gold has spent and will be required to continue to expend significant amounts of capital for drilling, geological and geochemical analysis, assaying, and, when warranted, feasibility studies with regard to the results of its exploration. US Gold may not benefit from these investments if it is unable to identify commercially exploitable mineralized material. If US Gold decides to put one or more of its properties into production, it will require significant amounts of capital to develop and construct the mining and processing facilities and infrastructure required for mining operations. US Gold’s ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including the status of the national and worldwide economy and the price of gold, silver and other precious metals. US Gold may not be successful in obtaining the required financing, or if it can obtain such financing, such financing may not be on terms that are favorable to US Gold. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or development and the possible, partial or total loss of US Gold’s potential interest in certain properties. Any such delay could have a material adverse effect on US Gold’s results of operations or financial condition.

Title to mineral properties can be uncertain, and US Gold is at risk of loss of ownership of one or more of its properties.

US Gold’s ability to explore and operate its properties depends on the validity of its title to that property. US Gold’s U.S. mineral properties consist of leases of unpatented mining claims, as well as unpatented mining and millsite claims which US Gold controls directly. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government, which makes the validity of unpatented mining claims uncertain and generally more risky. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. Since a substantial portion of all mineral exploration, development and mining in the U.S. now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. US Gold has not obtained title opinions covering its entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to US Gold’s property which, if successful, could impair development and/or operations.

US Gold remains at risk in that the mining claims may be forfeited either to the U.S., or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

US Gold’s continuing reclamation obligations at the Tonkin Complex, Magistral Mine and its other properties could require significant additional expenditures.

US Gold is responsible for the reclamation obligations related to disturbances located on all of its properties, including the Tonkin Complex.  US Gold has posted a bond in the amount of the estimated reclamation obligation at the Tonkin Complex.  US Gold submitted a mine closure plan to the Bureau of Land Management (“BLM”) for the Tonkin Complex during the fourth quarter of 2010. Based on US Gold’s estimate, the change in its bonding requirements was insignificant. US Gold’s closure plan is currently under review by the BLM. US Gold has not posted a bond in Mexico relating to the Magistral Mine, as none is required. There is a risk that any cash bond, even if increased based on the analysis and work performed to update the reclamation obligations, could be inadequate to cover the actual costs of reclamation when carried out. The satisfaction of bonding requirements and continuing reclamation obligations will require a significant amount of capital. There is a risk that US Gold will be unable to fund these additional bonding requirements, and further, that the regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities, which may adversely affect US Gold’s results of operations, financial performance and cash flows.

US Gold’s ongoing operations and past mining activities are subject to environmental risks, which could expose US Gold to significant liability and delay, suspension or termination of its operations.

All phases of US Gold’s operations are subject to U.S. and Mexican federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for US Gold and its officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect US Gold’s operations, make its operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on US Gold’s properties that are unknown to US Gold at the present and that have been caused by it, or previous owners or operators, or that may have occurred naturally. Mining properties from the companies US Gold has acquired may cause it to be liable for remediating any damage that those companies may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

US Gold has transferred its interest in several mining properties over past years, some of which are now being operated by third parties. Under applicable U.S. federal and state environmental laws, as prior owner of these properties, US Gold may be liable for remediating any damage that it may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that US Gold controls with respect to its U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on US Gold’s U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair US Gold’s ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect US Gold’s business.

In March 2010, the State of Nevada enacted Assembly Bill No. 6 which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. US Gold filed its annual affidavits of its intent to hold a mining claim on November 1, 2010 and based on the number of claims held by US Gold’s subsidiaries at that time, US Gold paid approximately $0.7 million due to this fee before June 1, 2011. US Gold is seeking to recover this fee on the basis that it was determined to be unconstitutional. US Gold remains at risk that Nevada may impose additional fees or other levies affecting the mining industry in the future.

In Mexico, the PRI, which is the main opposition political party, with the support of other opposition parties, has introduced in the Chamber of Deputies a 4% mining royalty on production. The opposition parties collectively have a majority in both the Chamber of Deputies and the Senate, with the governing PAN party a minority. The opposition numbers are sufficient (over 2/3) to override a Presidential veto in the Chamber but not in the Senate. To date, the Government has been silent on the royalty proposal.

US Gold’s operations in Mexico are subject to changes in political conditions, regulations and crime in that country.

US Gold’s El Gallo Project, the Magistral Mine and the Palmarito Project as well as certain other concessions, are located in Mexico and are subject to laws and regulations applied by Mexican federal, state, and local governments. As a result, US Gold’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. In the past, Mexico has been subject to political instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest or violence could disrupt US Gold’s operations at any time. In 2010 and 2011, there has been an increase in the level of violence and crime relating to drug cartels in Sinaloa State, where US Gold operates, and in other regions of Mexico. This may disrupt US Gold’s ability to carry out exploration and mining activities and affect the safety and security of its employees and contractors. US Gold’s exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that could increase the costs related to its activities or maintaining its properties.

In addition, US Gold is, and following the completion of the Arrangement will continue to be, subject to the risks described in Part I, Item 1.A., “Risk Factors” of US Gold’s Annual Report on Form 10-K for the year ended December 31, 2010, as may be updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are on file with the SEC and are incorporated by reference into this Information Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, no director or executive officer of Minera Andes, and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Information Circular, no informed person or any associate or affiliate of any informed person has any material interest, direct or indirect, in any transaction since the commencement of Minera Andes’ most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Minera Andes or any of its subsidiaries.

LEGAL PROCEEDINGS

Other than as disclosed in Appendix “H” under the heading “Los Azules Copper Project - Litigation”, there are no material legal proceedings involving Minera Andes, or a subsidiary of Minera Andes or of which their respective properties are the subject matter of as at the date of this Information Circular.

There have been no penalties or sanctions imposed against Minera Andes by a court relating to securities legislation or by a securities regulatory authority, or imposed by a court or regulatory body against Minera Andes that would likely be considered important to a reasonable investor in making an investment decision, and Minera Andes has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF EXPERTS

Minera Andes

Information of a scientific or technical nature regarding the Los Azules Copper Project contained in or incorporated by reference in this Information Circular is based upon the Los Azules Technical Report. Information of a scientific or technical nature regarding the San José Mine contained in or incorporated by reference in this Information Circular is based upon the San José Technical Report. As of the date hereof, each of the authors of the aforementioned reports, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

Certain legal matters relating to the Arrangement will be passed upon on behalf of Minera Andes by Lawson Lundell LLP, Vancouver, BC with respect to matters of Canadian law. As of the date hereof, the partners and associates of Lawson Lundell LLP, as a group, owned directly or indirectly, less than 1% of the outstanding Minera Shares and less than 1% of the outstanding Minera Options.

As of the date hereof, RBC and its “designated professionals”, as defined in Form 51-102F2 — Annual Information Form, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Minera securities.

KPMG LLP, Chartered Accountants, Licensed Public Accountants have advised that they are independent of Minera Andes within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

US Gold

Information of a scientific or technical nature regarding the El Gallo Project contained in or incorporated by reference in this Information Circular is based upon the El Gallo Technical Report.  Information of a scientific or technical nature regarding the Gold Bar Project contained in or incorporated by reference in this Information Circular is based upon the Gold Bar Technical Report.  Information of a scientific or technical nature regarding the Limousine Butte Project contained in or incorporated by reference in this Information Circular is based upon the Limousine Butte Technical Report.  Information of a scientific or technical nature regarding the Magistral Mine and the Palmarito Project contained in or incorporated by reference in this Information Circular is based upon the Magistral and Palmarito Technical Report.  Information of a scientific or technical nature regarding the Tonkin Complex contained in or incorporated by reference in this Information Circular is based upon the Tonkin Technical Report.

As of the date hereof, each of the authors of the aforementioned reports, beneficially own, directly or indirectly, less than 1% of the outstanding securities of US Gold.

Certain legal matters relating to the Arrangement will be passed upon on behalf of US Gold and Exchangeco by Fraser Milner Casgrain LLP, Toronto, ON with respect to matters of Canadian law. As of the date hereof, the partners and associates of Fraser Milner Casgrain LLP, as a group, owned directly or indirectly, less than 1% of the outstanding Minera Shares and less than 1% of the outstanding Minera Options.

OTHER BUSINESS

Management knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters shall properly come before the Meeting, it is the intention of the persons named in the form of Proxy to vote on such matters in accordance with their best judgment.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Minera Andes are KPMG LLP at its principal office located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. The transfer agent and registrar for the Minera Shares is Computershare Investor Services Inc. at its principal office located at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1.

ADDITIONAL INFORMATION

Minera Andes files reports and other information with the Canadian provincial securities commissions. These reports and information are available to the public free of charge under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in Minera Andes’ comparative financial statements and management discussion and analysis for the most recently completed financial year ended December 31, 2010 and subsequent interim periods. Minera Shareholders may contact Minera Andes at its head office at Bay Wellington Tower, 181 Bay Street, Suite 4750, PO Box 792, Toronto, Ontario, M5J 2T3 (telephone: 866-441-0690) to request copies of Minera Andes’ financial statements and management discussion and analysis.

AUDITORS’ CONSENT

To the Board of Directors of Minera Andes Inc.

We have read the Management Information Circular dated December 13, 2011 (the “Circular”) relating to the proposed plan of arrangement between Minera Andes Inc. (the “Company”), US Gold Corporation, McEwen Mining — Minera Andes Acquisition Corp. and the securityholders of Minera Andes Inc.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010 and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 17, 2011, except for Note 2.a., which is as of June 6, 2011.

“KPMG LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 13, 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Management Information Circular of Minera Andes Inc. of our report dated March 10, 2011 relating to the consolidated financial statements of US Gold Corporation (the “Company”), which appears in the Annual Report on Form 10-K of the Company for the year ended December 31, 2010.

“KPMG LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 13, 2011

CONSENT OF RBC DOMINION SECURITIES INC.

To: The Special Committee of the Board of Directors and the Board of Directors of Minera Andes Inc.

We hereby consent to the reference under the headings “Summary — Independent Valuations and Fairness Opinion”, “Background to the Arrangement — Background to the Arrangement”, “Background to the Arrangement — Independent Valuations and Fairness Opinion” and “Background to the Arrangement — Basis for Recommendation of the Minera Special Committee” to the valuations and fairness opinion of our firm dated September 22, 2011, which we prepared solely for the Special Committee and the Board of Directors of Minera Andes Inc. in connection with the arrangement agreement dated September 22, 2011 entered into between Minera Andes Inc., US Gold Corporation and McEwen Mining — Minera Andes Acquisition Corp., to the filing of the foregoing valuations and fairness opinion dated September 22, 2011 with the securities regulatory authorities and to the inclusion of the full text of the foregoing valuations and fairness opinion dated September 22, 2011 as Appendix F to the management information circular dated December 13, 2011.  In providing this consent, we do not intend that any person other than the Special Committee and the Board of Directors of Minera Andes Inc. rely upon such valuations and fairness opinion.

“RBC Dominion Securities Inc.”

RBC Dominion Securities Inc.

December 13, 2011

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Minera Andes Board.

DATED December 13, 2011

BY ORDER OF THE BOARD OF DIRECTORS
OF MINERA ANDES INC.

“Michael L. Stein”

Michael L. Stein

Chairman of the Special Committee

APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.                                       The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) of Minera Andes Inc. (“Minera Andes”), as more particularly described and set forth in the management information circular (the “Information Circular”) dated December 13, 2011 of Minera Andes accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”) dated September 22, 2011, between Minera Andes, US Gold Corporation and McEwen Mining - Minera Andes Acquisition Corp., as may be amended), is hereby authorized, approved and adopted.

2.                                       The plan of arrangement of Minera Andes (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “E” to the Information Circular, is hereby authorized, approved and adopted.

3.                                       The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of Minera Andes in approving the Arrangement Agreement, and (iii) actions of the directors and officers of Minera Andes in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.                                       Minera Andes be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Information Circular).

5.                                       Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Minera Andes or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Minera Andes are hereby authorized and empowered to, without notice to or approval of the shareholders of Minera Andes: (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and related transactions.

6.                                       Any officer or director of Minera Andes is hereby authorized and directed for and on behalf of Minera Andes to execute and deliver for filing with the ABCA registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.                                      Any officer or director of Minera Andes is hereby authorized and directed for and on behalf of Minera Andes to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the doing of any such acts or things.

A-1

APPENDIX “B”

INTERIM ORDER

See attached.

B-1

Clerk’s Stamp CLERK OF THE COURT FILED DEC 08 2011 JUDICIAL CENTRE OF CALGARY COURT FILE NUMBER 1101 - 16517 COURT COURT OF QUEEN’S BENCH OF ALBERTA JUDICIAL CENTRE CALGARY APPLICANT MINERA ANDES INC. RESPONDENT NONE DOCUMENT ORDER ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT LAWSON LUNDELL LLP Barristers and Solicitors 3700, 205 — 5th Avenue S.W. CALGARY, Alberta T2P 2V7 Tel: (403) 269-6900 Fax: (403) 269-9494 Attention: Craig A.B. Ferris/ Kinji C. Bourchier DATE ON WHICH ORDER WAS PRONOUNCED: DECEMBER 8, 2011 NAME OF JUSTICE WHO MADE THIS JUSTICE ROMAINE INTERIM ORDER UPON THE APPLICATION of Minera Andes Inc. (“Minera”) for an Interim Order pursuant to section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”); AND HAVING READ the Originating Application, the Affidavit of Janine Williams, affirmed on December 5th, 2011, the Affidavit of Perry Ing, an officer of Minera and US Gold Corporation, affirmed December 2, 2011 (the “Ing Affidavit”), and the documents referred to therein; AND UPON hearing Kinji C. Bourchier, counsel for Minera; AND UPON noting that the executive director of the Alberta Securities Commission (the “Executive Director”) has been notified of the proposed Application as required by subsection 193(8) of the ABCA and that the Executive Director neither consents to nor opposes this application; B-2

IT IS HEREBY ORDERED THAT: FOR THE PURPOSES OF THIS ORDER: (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the draft Notice of Special Meeting of Shareholders of Minera Andes Inc., Notice of Application to the Court of Queen’s Bench of Alberta and Management Information Circular (the “Circular”), substantially in the form attached as Exhibit “A” to the Ing Affidavit; and (b) all references to the “Arrangement” shall mean the proposed plan of arrangement pursuant to the ABCA involving Minera, US Gold, Exchangeco, Callco, the holders of common shares (the “Shareholders”) in the capital of Minera (the “Minera Shares”) in the form set out in Appendix “E” to the Circular, which is attached as Exhibit “A” to the Ing Affidavit. GENERAL 1. Minera may proceed with the Arrangement, as described in the Ing Affidavit. 2. Minera shall seek approval of the Arrangement by the Shareholders in the manner set forth below. THE MEETING 3. Minera shall convene a special meeting (the “Meeting”) of the Shareholders to be held at 4:45p.rn. (Toronto time) on January 19, 2012 at the Austin Gallery, 12th floor, One King West Hotel and Residence, 1 King Street West, Toronto, Ontario to consider and, if thought advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”) approving the Arrangement and to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof. The Meeting shall be B-3 held and conducted in accordance with the applicable provisions of the ABCA, the Articles of Minera, the Circular, the rulings and directions of the Chairperson of the Meeting, this Order and any further order of this Court. A true copy of the Arrangement Resolution in substantially its final form is attached as Appendix “A” to the Circular, which is attached as Exhibit “A” to the Ing Affidavit. 4. On all matters to be considered and acted upon at the Meeting, Shareholders are entitled to one vote for each Minera Share held. The record date for the purpose of determining holders of Minera Shares entitled to notice of, and to vote at, the Meeting, is December 12, 2011 (the “Record Date”). The transfer books will not be closed. Only Shareholders whose names have been entered in the register of Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. To the extent that a person transfers ownership of any Minera Shares after that date and the transferee of such Minera Shares establishes ownership of such Minera Shares and requests, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Minera Shares at the Meeting. 5. The only persons entitled to attend and speak at the Meeting shall be the Shareholders or their authorized representatives, Minera’s directors, officers and auditors, members of the Minera Special Committee, the scrutineers and their authorized representatives, the Executive Director, representatives of US Gold including members of the US Gold Special Committee, representatives of Exchangeco and their respective advisors and other persons with the permission of the Chairperson of the Meeting. 6. The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Shareholders in person or represented by proxy at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, other than Robert McEwen, Perry Ing, Ian Ball, Stefan Spears and Nils Engelstad. (the “Interested Shareholders”) B-4

NOTICE OF THE MEETING 7. The Circular, form of letter of transmittal and form of proxy, substantially in the form attached as Exhibits “A”, “B” and “C”, respectively, to the Ing Affidavit (collectively, the “Meeting Materials”) with amendments thereto as counsel for Minera may determine necessary or desirable, provided such amendments are not inconsistent with the terms of this Order, together with any other communications or documents determined by Minera to be necessary or advisable, shall be sent to Shareholders of record at the addresses for such Shareholders recorded in the records of Minera at the close of business (Toronto time) on the Record Date, and to the directors of Minera, the auditors of Minera and the Executive Director by one or more of the following methods: (a) in the case of registered Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Minera as of the Record Date not later than 21 days prior to the date of the Meeting; (b) in the case of non-registered Shareholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer at least three business days prior to the 21st day prior to the date of the Meeting; (c) in the case of the directors of Minera, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Meeting; (d) in the case of the auditors of Minera, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Meeting; B-5

(e) in the case of the Executive Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Executive Director not later than 21 days prior to the date of the Meeting; and (f) in the case of the provincial and territorial securities commissions in Canada and the Toronto Stock Exchange by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval in Canada at least 21 days prior to the date of the Meeting, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting. 8. The Meeting Materials shall be deemed to have been received: (a) in the case of mailing, three days after the delivery thereof to the post office; (b) in the case of delivery in person, upon receipt thereof at the intended recipient’s address, or, in the case of delivery by courier, one business day after receipt by the courier, inter-office system or post office; (e) in the case of delivery by facsimile, at the time the transmission is complete; (d) in the case of distribution by electronic transmission, upon the sending thereof; (e) in the case of press release, at the time of dissemination of the press release; and (f) in the case of newspaper advertisement, at the time of publication of the newspaper advertisement. In all such cases leave is granted for service outside Alberta to the extent such leave is required. B-6

9. Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the directors of Minera, the auditors of Minera and the Executive Director of: (a) the Originating Application; (b) this Order; and (c) the Notice of the Meeting; all in substantially the forms set forth in the Circular, together with instruments of proxy, voting instruction form and such other material as Minera may consider fit. 10. The accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in paragraph 7 hereof, shall not invalidate any resolution passed or proceedings taken at the Meeting. 11. Subsequent to the provision to the registered Shareholders and the Executive Director of information referred to in paragraph 9 of this Order, Minera is authorized to make such amendments, revisions, updates or supplements to the Arrangement as it may determine necessary and proper, and the Arrangement as so amended, revised, updated or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, as the case may be. 12. If such amendments, revisions, updates or supplements to any of the information provided pursuant to paragraph 9 of this Order would reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendments, revisions, updates or supplements may be communicated to Shareholders by press release, newspaper advertisement or by notice to the Shareholders specified in paragraph 7 of this Order, as determined by Minera. B-7

SOLICITATION OF PROXIES 13. Minera is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine. DEPOSIT OF PROXIES 14. Proxies must be deposited with Minera’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at the office of the Transfer Agent designated in the Circular, or with persons appointed by the Transfer Agent for that purpose, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set of the Meeting, or any adjourned or postponed Meeting. 15. Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to the Transfer Agent prior to or by the time prescribed in paragraph 14 above, provided that, in the discretion of the Chairperson, proxies which are not physically deposited prior to or by the time prescribed in paragraph 14 may be accepted by the Chairperson if transmitted to Minera or the Transfer Agent or the Chairperson in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairperson to be genuine. 16. The Chairperson is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairperson to be in a lawful form, to be genuine, and to indicate the voting intention of the Shareholder or its proxy and is authorized to, but need not, accept late proxies. REVOCATION OF PROXIES 17. A Shareholder who has given a Proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by: (a) completing, signing and delivering B-8 a Proxy bearing a later date; (b) delivering an instrument in writing, executed by the Shareholder or by the Shareholder’s attorney duly authorized in writing and deposited either (i) at the Corporation’s registered office at Suite 4750, Bay Wellington Tower, 181 Bay Street, P.O. Box 792, Toronto, Ontario, Canada M5J 2T3 (Attention: Vice-President, Corporate Affairs), at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or (ii) with the Chairperson the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law. 18. The Chairperson shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof: (a) has been properly executed; (b) has been properly delivered; (c) is genuine; and/or (d) indicates the intention of the Shareholder submitting the same. 19. Any ruling of the Chairperson shall be final and determinative, provided that: (a) that the Chairperson shall be required to report to Minera the ruling thereon; and (b) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court. 20. The right is reserved to the Chairperson to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used. B-9

DISSENT RIGHTS OF SHAREHOLDERS 21. In respect of the Arrangement Resolution, the registered Shareholders are accorded rights dissent as set out in section 191 of the ABCA, as modified by this Order, the Arrangement and any further order of this Court. 22. A registered Shareholder is entitled to a right to dissent and to be paid by Minera the fair value of the Minera Shares held by such Shareholder in respect of which such Shareholder dissents, which fair value is determined as of the close of Business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders. 23. To exercise a right of dissent, a registered Shareholder must: (a) comply with the provisions of section 191 of the ABCA as modified by this Order, the Arrangement and any further order of the Court; (b) notwithstanding subsection 191(5) of the ABCA, send to Minera a written objection to the Arrangement Resolution, which written objection must be received by Minera at Suite 4750, Bay Wellington Tower, 181 Bay Street, P.O. Box 792, Toronto, Ontario, Canada M5J 2T3 (Attention: Vice-President, Corporate Affairs) by no later than 5:00 p.m. (Toronto time) on the day that is at least two Business Days prior to the Meeting or any date to which the Meeting is adjourned or postponed; and (c) not vote such Shareholder’s Minera Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution. A registered Shareholder may not exercise the right of dissent in respect of only a portion of its Minera Shares, but may dissent only with respect to all of the Minera Shares held by such B-10

Shareholder. A vote against the Arrangement Resolution or an abstention does not constitute a written objection. 24. Subject to further order of this Honourable Court, the rights available to the Shareholders under the ABCA, this Order and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement Resolution. 25. Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the terms of the ABCA, this Order and the Arrangement, the fair value of their Minera Shares shall be given by including information with respect to this right in the Circular to be sent to the Shareholders in accordance with paragraph 7 of this Order. CHAIRPERSON AND SECRETARY 26. The Chairman, President and Chief Executive Officer, or failing him, any director or officer of Minera, or failing them, any person to be chosen at the Meeting, shall be the Chairperson of the Meeting. 27. The Secretary of the Meeting shall be the Corporate Secretary of Minera, or failing him or her, a person (who need not be a director, officer or employee of Minera) selected for that purpose by the Chairperson of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of such duties. The Secretary shall be responsible for maintaining or causing to be maintained, the records and proceedings of the Meeting. SCRUTINEER 28. A representative of the Transfer Agent is authorized to act as scrutineer for the Meeting. B-11

QUORUM, ADJOURNMENTS AND POSTPONEMENTS 29. Minera seeks the direction of this Court that the quorum at the Meeting shall be two (2) individuals, each of whom is entitled to vote at the Meeting, and who hold or represent by proxy not less than ten (10%) percent of the Minera Shares entitled to be voted at the Meeting. 30. Notwithstanding the provisions of the ABCA, Minera, if it deems it so advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, newspaper advertisement or by notice to the Shareholders specified in paragraph 7 of this Order, as determined by Minera. 31. The Record Date shall not change in respect of adjournments or postponements of the Meeting. APPLICATION FOR FINAL ORDER 32. Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, Minera may proceed with an application before this Court for a Final Order for approval of the Arrangement at 2:00 p.m. (Calgary time) on January 20, 2011 at the Calgary Courts Centre, Calgary, Alberta (the “Final Order”), or as soon thereafter as counsel may be heard. 33. Any Shareholder or other interested party desiring to support or oppose the application for the Final Order may appear at the time of the hearing in person or by counsel for that purpose provided that such Shareholder or other interested party files with the Court and serves upon Minera, before 4:00 p.m. (Calgary time) 5 days immediately preceding the date of the Meeting, a Notice of Intention to Appear, setting out such Shareholder’s or other interested party’s address for service and indicating whether such Shareholder or other interested party intends to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Minera shall be B-12 effected by service upon the solicitors for Minera, Lawson Lundell LLP, 3700, 205 — 5th Avenue S.W. Calgary, Alberta T2P 2V7, Attention: Craig A.B. Ferris/Kinji C. Bourchier. 34. In the event that the Application for the Final Order is adjourned, only those parties appearing before this Court and those parties who have filed and served a Notice of Intention to Appear in accordance with paragraph 33 above shall have notice of the adjourned date. LEAVE TO VARY INTERIM ORDER 35. Minera shall be entitled, at any time, to apply to vary this Order. PRECEDENCE 36. To the extent of any inconsistency or discrepancy with respect to the matters determined in the Order, between this Order and the terms of any instrument creating or governing or collateral to the Minera Shares or to which the Minera Shares are collateral, or to the articles and/or by-laws or other constating documents of Minera, this Order shall govern. Justice of the Court of Queen’s Bench of Alberta B-13

APPENDIX “C”

NOTICE OF APPLICATION FOR FINAL ORDER

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MINERA ANDES INC. and THE SHAREHOLDERS OF MINERA ANDES INC., US GOLD CORPORATION and McEWEN MINING — MINERA ACQUISITION CORP.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an Originating Application has been filed by Minera Andes Inc. (“Minera” or the “Applicant”) for an order approving a proposed plan of arrangement (the “Arrangement”) pursuant to section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), which Arrangement is described in greater detail in the Notice of Special Meeting of Shareholders of Minera Andes Inc., Notice of Application to the Court of Queen’s Bench of Alberta and Management Information Circular (the “Circular”) dated December 13, 2011 accompanying this Notice of Originating Application. At the hearing on the Originating Application, the Applicant intends to seek:

(a)                                  a declaration that the proposed transaction is an “arrangement” within the definition of the ABCA;

(b)                                 a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, from both a procedural and substantive point of view;

(c)                                  a declaration that the Arrangement will, upon the filing of Articles of Arrangement pursuant to the provisions of section 193 of the ABCA and the issuance of the proof of filing of Articles of Arrangement under the ABCA, become effective in accordance with its terms;

(d)                                 an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA; and

(e)                                  such other and further orders, declarations and directions as the Court (as defined herein) may deem just.

AND NOTICE IS FURTHER GIVEN that the said Originating Application is directed to be heard at the Court House, 601-5th Street SW, Calgary, Alberta on January 20, 2012 at 2:00 p.m. (Calgary time), or so soon thereafter as counsel may be heard. Any shareholder of Minera or any other interested party desiring to support or oppose the Originating Application may appear at the time of the hearing in person or by counsel for that purpose. Any shareholder of Minera or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”), and serve upon the Applicant, on or before 4:00 p.m. (Calgary time) on January 13, 2012 a notice of its intention to appear, including an address for service in Calgary, Alberta (or alternatively, a fax number for service by fax), together with any evidence or materials which are to be presented to the Court. Service on the Applicant is to be effected by delivery to the solicitors for the Applicant at Lawson Lundell LLP, Suite 3700, 205-5th Avenue S.W., Calgary, Alberta, T2P 2V7, T: (403) 269-6900; F: (403) 269-9449, Attention: Craig A.B. Ferris/Kinji C. Bourchier.

AND NOTICE IS FURTHER GIVEN that, at the hearing, Minera security holders and other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness and reasonableness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice.

C-1

AND NOTICE IS FURTHER GIVEN that no further notice of the Originating Application will be given by Minera and that, in the event the hearing of the Originating Application is adjourned, only those persons who have appeared before the Court at the hearing shall be served notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order granted December 8, 2011 (the “Interim Order”) has given directions as to the calling of a special meeting of the holders of the common shares of Minera to have such holders vote upon a resolution to approve the Arrangement and, in particular, has directed that such holders of the common shares of Minera shall have the right to dissent under the provisions of section 191 of the ABCA and in accordance with the terms of the Interim Order.

2

APPENDIX “D”

PRO-FORMA FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements (the “Pro Forma Financial Statements”) have been derived from the historical consolidated financial statements of US Gold Corporation (“US Gold”) and Minera Andes Inc. (“Minera Andes”), incorporated by reference in the information circular to which these Pro Forma Financial Statements are attached (the “Information Circular”).

The unaudited pro forma consolidated statement of operations and comprehensive (loss) income (the “Pro Forma Statements of Operations”) for the nine month period ended September 30, 2011 and for the year ended December 31, 2010 give effect to the merger as if it were completed on January 1, 2010. The unaudited pro forma consolidated balance sheet (the “Pro Forma Balance Sheet”) as at September 30, 2011 gives effect to the merger as if it were completed on September 30, 2011.

The historical consolidated financial statements have been adjusted in the Pro Forma Financial Statements to give effect to the pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; (3) utilized reconciliations from Canadian generally accepted accounting principles (“Canadian GAAP”) to United States generally accepted accounting principles (“US GAAP”) contained in the notes to the Minera Andes audited 2010 annual financial statements and; (4) reconciliations from International Financial Reporting Standards (“IFRS”) to US GAAP, presented in Minera Andes’ interim financial statements for the period ended September 30, 2011.

The Pro Forma Financial Statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or other restructuring that could result from the merger. Further, the Pro Forma Financial Statements do not reflect the effect of any regulatory actions that may impact the Pro Forma Financial Statements when the merger is completed.

The acquisition of Minera Andes’ common stock by US Gold in the merger will be accounted for in accordance with the acquisition method of accounting and the regulations of the Securities Exchange Commission. The purchase price will be determined on the basis of the fair value on the acquisition date of the shares of US Gold’s common stock issued in the merger. The purchase price for the Pro Forma Financial Statements is based on the closing share price of US Gold common stock on the NYSE on December 9, 2011, of $3.69 and the exchange of Minera Andes’ outstanding shares of common stock for the right to receive 0.45 of a share of US Gold common stock.

Assumptions and estimates underlying the Pro Forma Financial Statements are described in the accompanying notes, which should be read in conjunction with the Pro Forma Financial Statements. Since the Pro Forma Financial Statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The Pro Forma Financial Statements have been presented for illustrative purposes only and are not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations and financial position of the combined company.

The following Pro Forma Financial Statements should be read in conjunction with:

•                  The accompanying notes to the Pro Forma Financial Statements;

•                  The unaudited financial statements of US Gold as of and for the nine month period ended September 30, 2011 contained in US Gold’s Form 10-Q, and incorporated by reference into the Information Circular;

•                  The audited financial statements of US Gold as of and for the year ended December 31, 2010 contained in US Gold’s Form 10-K, and incorporated by reference into the Information Circular;

•                  The unaudited financial statements of Minera Andes as of and for the nine month period ended September 30, 2011 contained in Minera Andes’ Form 6-K, and incorporated by reference into the Information Circular; and

•                  The audited financial statements of Minera Andes as of and for the year ended December 31, 2010 contained in Minera Andes’ Form 40-F, and incorporated by reference into the Information Circular.

US GOLD CORPORATION AND MINERA ANDES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

For the nine-month period ended September 30, 2011

(in thousands)

	US Gold US GAAP	Minera Andes IFRS	Adjustments US GAAP	Ref.	Minera Andes US GAAP	Acquisition Adjustments	Ref.	Pro forma Consolidated
	a	b	c		d = b + c	e		f = a + d + e
REVENUE
Income on investment in Minera Santa Cruz (“MSC”)	$—	$37,252	$1,871	4(b)	$39,123	$(19,528)	4(o)	$19,595
Less amortization of deferred costs	—	(1,226)	—		(1,226)	—		(1,226)
	—	36,026	1,871		37,897	(19,528)		18,369
COSTS AND EXPENSES:
General and administrative	5,059	5,076	—		5,076	—		10,135
Property holding costs	3,470	—	88	4(a)	88	—		3,558
Exploration costs	32,650	—	11,341	4(a)	11,341	—		43,991
Transaction costs	2,128	1,739	—		1,739	—	4(e)(n)	3,867
Accretion of asset retirement obligation	400	—	—		—	—		400
Depreciation	438	24	—		24	—		462
Gain on sale of assets	(21)	—	—		—	—		(21)
Total costs and expenses	44,124	6,839	11,429		18,268	—		62,392
Operating (loss) income	$(44,124)	$29,187	$(9,558)		$19,629	$(19,528)		$(44,023)

OTHER INCOME (EXPENSE)
Interest income	50	96	—		96	—		146
Interest expense	29	—	—		—	—		29
Gain on sale of gold and silver bullion	1,667	—	—		—	—		1,667
Unrealized loss on silver bullion	(2,139)	—	—		—	—		(2,139)
Gain on sale of marketable equity securities	19	—	—		—	—		19
Project loan interest expense	—	(1,691)	—		(1,691)	—		(1,691)
Project loan interest income	—	1,691	—		1,691	—		1,691
Unrealized gain on fair value of derivative liability	—	6,119	—		6,119	—		6,119
Foreign currency loss	(1,070)	(371)	—		(371)	—		(1,441)
Total other (expense) income	(1,444)	5,844	—		5,844	—		4,400

(Loss) income before income tax	(45,568)	35,031	(9,558)		25,473	(19,528)		(39,623)
Income tax (expense) recovery	—	(523)	523	4(c)	—	6,835	4(o)	6,835
Net (loss) income	(45,568)	34,508	$(9,035)		$25,473	(12,693)		(32,788)

COMPREHENSIVE (LOSS) INCOME:
Unrealized loss on available-for-sale securities	(777)	—	—		—	—		(777)
Comprehensive (loss) income	$(46,345)	34,508	$(9,035)		$25,473	$(12,693)		$(33,565)

Basic and diluted per share data:
Net (loss) income	$(0.33)	$0.12						$(0.12)

Weighted average common shares outstanding:
— basic (note 5)	136,134	281,167						263,461
— diluted (note 5)	136,134	284,357						263,461

US GOLD CORPORATION AND MINERA ANDES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME

For the year ended December 31, 2010

(in thousands)

	US Gold US GAAP	Minera Andes CDN GAAP	Adjustments US GAAP	Ref.	Minera Andes US GAAP	Acquisition Adjustments	Ref.	Pro forma Consolidated
	a	b	c		d = b + c	e		f = a + d + e
REVENUE
Income on investment in Minera Santa Cruz (“MSC”)	$—	$26,134	$11,211	4(b)	$37,345	$(20,881)	4(o)	$16,464
Less amortization of deferred costs	—	(1,673)	—		(1,673)	—		(1,673)
	—	24,461	11,211		35,672	(20,881)		14,791
COSTS AND EXPENSES:
General and administrative	5,397	5,435	—		5,435	—		10,832
Property holding costs	4,358	—	1,301	4(a)	1,301	—		5,659
Exploration costs	19,210	—	12,137	4(a)	12,137	—		31,347
Accretion of asset retirement obligation	515	—	—		—	—		515
Depreciation	454	19	—		19	—		473
Gain on sale of assets	(29)	—	—		—	—		(29)
Write-off of mineral property interests	5,878	13	(13)	4(a)	—	—		5,878
Total costs and expenses	35,783	5,467	13,425		18,892	—		54,675
Operating (loss) income	$(35,783)	$18,994	$(2,214)		$16,780	$(20,881)		$(39,884)

OTHER INCOME (EXPENSE)
Interest income	112	17	—		17	—		129
Interest expense	(15)	—	—		—	—		(15)
Project loan interest expense	—	(2,514)	—		(2,514)	—		(2,514)
Project loan interest income	—	2,514	—		2,514	—		2,514
Unrealized loss on fair value of derivative liability	—	—	(20,283)	4(d)	(20,283)	—		(20,283)
Foreign currency gain	597	462	—		462	—		1,059
Total other income (expense)	694	479	(20,283)		(19,804)	—		(19,110)

(Loss) income before income tax	(35,089)	19,473	(22,497)		(3,024)	(20,881)		(58,994)
Income tax recovery	1,998	—	—		—	7,308	4(o)	9,306
Net (loss) income	(33,091)	19,473	(22,497)		(3,024)	(13,573)		(49,688)

COMPREHENSIVE (LOSS) INCOME:
Unrealized gain on available-for-sale securities	542	—	—		—	—		542
Comprehensive (loss) income	$(32,549)	$19,473	$(22,497)		$(3,024)	$(13,573)		$(49,146)

Basic and diluted per share data:
Net (loss) income	$(0.27)	$0.07						$(0.20)

Weighted average common shares outstanding:
— basic (note 5)	121,987	264,570						249,314
— diluted (note 5)	121,987	269,891						249,314

US GOLD CORPORATION AND MINERA ANDES INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2011

(in thousands)

	US Gold US GAAP	Minera Andes IFRS	Adjustments US GAAP	Ref.	Minera Andes US GAAP	Acquisition Adjustments	Ref.	Pro forma Consolidated
	a	b	c		d = b + c	e		f = a + d + e
ASSETS
Current assets:
Cash and cash equivalent	$32,807	$36,443	$—		$36,443	$—		$69,250
Short-term investments	—	8,586	—		8,586	—		8,586
Marketable equity securities	2,248	—	—		—	—		2,248
Gold and silver bullion	26,613	—	—		—	—		26,613
Other current assets	3,054	702	—		702	—		3,756
Total current assets	64,722	45,731	—		45,731	—		110,453

Mineral property interests	245,453	—	—		—	310,412	4(f)	555,865
Restrictive time deposits for reclamation bonding	5,190	—	—		—	—		5,190
Exploration and evaluation assets	—	44,109	(44,109)	4(a)	—	—		—
Investment in Minera Santa Cruz (“MSC”)	—	109,646	(16,818)	4(b)	92,828	175,806	4(g)	268,634
Property and equipment	11,715	321	—		321	—		12,036
Other assets	6	—	—		—	—		6
TOTAL ASSETS	$327,086	$199,807	$(60,927)		$138,880	$486,218		$952,184

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$5,673	$2,733	$—		$2,733	$2,066	4(e)(n)	$10,472
Current portion of asset retirement obligation	624	—	—		—	—		624
Current deferred income tax liability	393	—	—		—	—		393
Other current liabilities	78	—	—		—	—		78
Total current liabilities	6,768	2,733	—		2,733	2,066		11,567

Asset retirement obligation, less current portion	5,735	—	—		—	—		5,735
Deferred income tax liability	78,573	2,079	(2,079)	4(c)	—	148,852	4(h)	227,425
Other liabilities	400	—	—		—	—		400
Total liabilities	$91,476	$4,812	$(2,079)		$2,733	$150,918		$245,127

Shareholders’ Equity
Common stock	$613,064	$195,001	$—		$195,001	$277,524	4(i)(j)(k)	$1,085,589
Contributed surplus	—	14,156	—		14,156	(14,156)	4(l)	—
Accumulated deficit	(376,934)	(14,162)	(58,848)	4(a)(b)(c)	(73,010)	71,932	4(m)(n)	(378,012)
Accumulated other comprehensive loss	(520)	—	—		—	—		(520)
Total shareholders’ equity	$235,610	$194,995	$(58,848)		$136,147	$335,300		$707,057

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$327,086	$199,807	$(60,927)		$138,880	$486,218		$952,184

US GOLD CORPORATION AND MINERA ANDES INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2011

1. BASIS OF PRESENTATION

The Pro Forma Statement of Operations for the nine month period ended September 30, 2011 and the year ended December 31, 2010 give effect to the merger as if it were completed on January 1, 2010. The Pro Forma Balance Sheet as at September 30, 2011 gives effect to the merger as if it were completed on September 30, 2011.

The Pro Forma Financial Statements have been derived from the historical consolidated financial statements of US Gold and Minera Andes, which are included or incorporated by reference in this Information Circular. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the Pro Forma Financial Statements. Since the Pro Forma Financial Statements have been prepared based upon preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The merger is reflected in the Pro Forma Financial Statements as being accounted for based on the acquisition method in accordance with ASC Topic 805, Business Combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3 to the Pro Forma Financial Statements. In accordance with the accounting guidance for business combinations, the assets acquired and liabilities assumed have been measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final fair value of assets acquired and liabilities assumed will be determined after the merger is complete, which may differ materially from the information presented.

The Pro Forma Financial Statements do not reflect cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger. Further, the Pro Forma Financial Statements do not reflect the effect of any regulatory actions that may impact the Pro Forma Financial Statements when the merger is completed.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these Pro Forma Financial Statements are those set out in US Gold’s audited consolidated financial statements for the year ended December 31, 2010. Minera Andes follows IFRS, as outlined in Minera Andes’ financial statements as at September 30, 2011. As a result, in preparation of the Pro Forma Financial Statements, several adjustments were made to the Minera Andes’ financial statements to conform to US GAAP. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition.

3. BUSINESS ACQUISITION

On September 22, 2011, US Gold entered into an Arrangement Agreement (the “Arrangement Agreement”) among US Gold, McEwen Mining—Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by US Gold and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”), and Minera Andes, a corporation incorporated under the Business Corporations Act (Alberta), pursuant to which US Gold through Canadian Exchange Co. will acquire all of the issued and outstanding common shares of Minera Andes (the “Arrangement”). The Arrangement will be implemented by way of the plan of arrangement under Alberta, Canada law and is subject to approval by the Court of Queen’s Bench of Alberta (the “Court”). The effect of the Arrangement will result in Minera Andes becoming a wholly-owned indirect subsidiary of US Gold.

Pursuant to, and subject to the terms and conditions of, the Arrangement Agreement and the Plan of Arrangement, US Gold will acquire, through Canadian Exchange Co., all of the outstanding shares of Minera Andes’ common shares (the “Minera Andes Shares”) in exchange for exchangeable shares of Canadian Exchange Co. (the “Exchangeable Shares”) at

a ratio of 0.45 of an Exchangeable Share for each outstanding Minera Andes Share. In addition, all outstanding options to acquire Minera Andes shares will be converted into options to purchase shares of common stock of US Gold at a ratio of 0.45 of a share of US Gold’s common stock for each Minera Andes Share underlying each such Minera Andes option. The exchange ratio of 0.45 will not be adjusted for any subsequent changes in market prices of the Minera Andes Shares or US Gold’s common stock prior to the closing of the Arrangement. The Exchangeable Shares will be exchangeable on a one-for-one basis for shares of US Gold’s common stock at any time at the option of the holder. Each Exchangeable Share will be substantially the economic and voting equivalent of a share of common stock of US Gold. Any Exchangeable Shares not previously exchanged will, upon the direction of Canadian Exchange Co.’s board of directors, be exchanged for shares of common stock of US Gold on any date that is on or after the tenth year anniversary of the date on which exchangeable share are first issued, subject to applicable law, unless Canadian Exchange Co. exchanges them earlier upon the occurrence of certain events.

As a result of the Arrangement Agreement, the combined company will be held approximately 52% by existing US Gold shareholders and 48% by existing Minera Andes shareholders. On a diluted basis, the combined company will be held approximately 53% by existing US Gold shareholders and 47% by existing Minera Andes shareholders. Each Minera Andes stock option will be exchanged for 0.45 of a US Gold stock option, with the strike price divided by 0.45. The option life and vesting period of the US Gold replacement stock option will not change from the option life granted under the Minera Andes option plan.

These Pro Forma Financial Statements assume the cost of the acquisition will include the fair value of the US Gold common shares issued, based on the deemed issuance of 127.3 million US Gold common shares at a price of $3.69 per share and the issuance of replacement stock options valued at $2.7 million, totalling $472.5 million.

The price of the US Gold common share was calculated using the December 9, 2011 NYSE closing share price of $3.69. The actual purchase price will fluctuate with the market price of US Gold’s common stock until the merger is completed. An increase or decrease of 25% in US Gold’s common stock price would increase or decrease the consideration transferred by approximately $115 million, which would be reflected as an increase or decrease to the purchase price of Minera Andes. The increase or decrease in US Gold’s common stock price by as much as 25% is reasonably possible based upon the recent history of US Gold’s common stock price.

The US Gold replacement stock options have been valued using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model are as follows: share price: $3.69, strike price: $1.44 — $3.29, dividend yield: 0%, years to maturity: 0.05 - 3.43, volatility: 63% - 83%, and forfeiture rate: 6.93%.

US Gold has completed a preliminary estimate of the fair value of all identifiable assets acquired and liabilities assumed and the portion of the purchase price attributable to goodwill. The fair value of the assets acquired and liabilities assumed will ultimately be determined after the closing of the merger. Therefore, it is likely that the fair value of the assets acquired and liabilities assumed will vary from those shown below, and the differences may be material.

Purchase Price

Value of US Gold’s common shares issued on acquisition	$469,837
Fair value of US Gold replacement stock options	2,688
$472,525

Net Assets Acquired as at September 30, 2011	Fair Value
Cash and cash equivalent	$36,443
Short term investments	8,586
Other current assets	702
Exploration and evaluative assets
Los Azules	265,322
Santa Cruz	45,090
Investment in Minera Santa Cruz	268,634
Equipment	321
Accounts payable	(3,721)
Deferred income tax liability (on acquisition)	(148,852)
$472,525

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Differences resulting from US GAAP to IFRS and US GAAP to Canadian GAAP:

a) The U.S. Securities and Exchange Commission’s staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. Minera Andes has incurred exploration expenditures primarily pertaining to the Los Azules and Santa Cruz properties. To date, these properties do not contain proven and probable economic reserves, as a result the exploration and evaluation expenditures are expensed under U.S. GAAP.

b) Minera Andes’ investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (“EIA”) until the first quarter of 2006. To reconcile Minera Andes’s financial statements from IFRS to US GAAP all exploration and development costs incurred up to December 31, 2005 have been expensed.

c) Under IFRS, temporary differences resulting from differences between the functional currency of accounting for a foreign operation and the local currency in which they are filed, for tax purposes, are recognized as a deferred tax asset / liability. This has resulted in a deferred tax liability for Minera Andes under IFRS. Such revaluation is prohibited under ASC 740-10-25-3(f), and as a result, this deferred tax liability has been removed from the Pro Forma Financial Statements.

d) Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by ASC 815-40 for fiscal years beginning after December 15, 2008, share purchase warrants denominated in a currency that is not the functional currency of the entity (Minera Andes), are accounted for as a liability, with the change in fair value recorded in the Pro Forma Statements of Operations. As at September 30, 2011, Minera Andes did not have any outstanding warrants.

Differences resulting from purchase price allocation:

e) To record Minera Andes’ estimated transaction costs, which are estimated to be $2.7 million, and include: legal, special committee, fairness opinion, accounting review and tax, and information circular distribution and solicitation fees. As at September 30, 2011, Minera Andes has incurred and expensed $1.7 million of these fees.

f) To record the fair value increment on mineral property interests held by Minera Andes.

g) To record the fair value increment on Minera Andes’ 49% equity investment in Minera Santa Cruz.

h) To record deferred tax liabilities associated with the fair value adjustments on Minera Andes’ 49% equity investment in Minera Santa Cruz and mineral property interests.

i) To remove the historic common stock value of Minera Andes.

j) To record the 127.3 million US Gold shares issued at $3.69 to acquire the 282.9 million Minera Andes’ common shares outstanding as at September 30, 2011.

k) To record the fair value of US Gold replacement options issued to Minera Andes’ option holders, calculated using the Black Scholes option pricing model.

l) To remove the historic contributed capital of Minera Andes.

m) To remove the historic accumulated deficit balance of Minera Andes.

n) To record US Gold’s transaction costs. The estimated transaction costs are $3.2 million, and include: legal, special committee, fairness opinion, asset valuation, accounting review and tax, and proxy distribution and solicitation fees. As at September 30, 2011 US Gold has incurred and expensed $2.1 million of these fees.

o) To record, the amortization and the corresponding tax recovery, on the fair value increment on Minera Andes’ 49% equity investment in Minera Santa Cruz.

5.                                    PRO FORMA EARNINGS PER SHARE

Outstanding Common Shares, September 30, 2011
US Gold common shares outstanding, September 30, 2011	139,753
US Gold common shares issued in exchange for Minera Andes common shares	127,327
Consolidated common shares outstanding, September 30, 2011	267,080

Diluted Common Shares, September 30, 2011
US Gold stock options outstanding, September 30, 2011	3,870
Equivalent US Gold stock options outstanding for previous Nevada Pacific Gold option holders	395
Replacement US Gold stock options issued in exchange for Minera Andes stock options	1,907
Consolidated diluted shares outstanding, September 30, 2011	273,252

Weighted Average US Gold Common Shares Outstanding, September 30, 2011 - Basic and Diluted
Weighted average US Gold common shares outstanding, September 30, 2011	136,134
US Gold common shares issued in exchange for Minera Andes common shares	127,327
Consolidated weighted average shares outstanding, September 30, 2011	263,461

Weighted Average US Gold Common Shares Outstanding, December 31, 2010 - Basic and Diluted
Weighted average US Gold common shares outstanding, December 31, 2010	121,987
US Gold common shares issued in exchange for Minera Andes common shares	127,327
Consolidated weighted average common shares outstanding, December 31, 2010	249,314

APPENDIX “E”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1                                 In this Plan of Arrangement, the following terms have the following meanings:

(a)                                        “ABCA” means the Business Corporations Act, (Alberta), including the regulations promulgated thereunder, in either case as amended;

(b)                                       “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as may be supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c)                                        “Arrangement Agreement” means the arrangement agreement dated as of September 22, 2011, among US Gold, Exchangeco and Minera Andes with respect to the Arrangement as it may be supplemented, modified or amended;

(d)                                       “Arrangement Resolution” means the special resolution of the Minera Andes Shareholders approving the Arrangement and such other actions as may be required in order to allow Minera Andes to consummate the transactions contemplated by the Arrangement Agreement;

(e)                                        “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Section 193 of the ABCA to be filed after the Final Order has been granted;

(f)                                          “Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, on which banks in the Province of Ontario, the Province of Alberta and the State of New York are generally open for the transaction of banking business;

(g)                                       “Callco” means McEwen Mining (Alberta) ULC, an unlimited liability company wholly-owned by US Gold, incorporated under the laws of the Province of Alberta;

(h)                                       “Canadian Resident” means a beneficial owner of Minera Andes Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is (i) a resident of Canada for the purposes of the Tax Act and (ii) not a Tax Exempt Person;

(i)                                           “Certificate of Arrangement” means the certificate to be issued by the Registrar pursuant to section 193(11) of the ABCA, giving effect to the Arrangement;

(j)                                           “Change of Law” means any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Shares who are resident in Canada, hold the Exchangeable Shares as capital property and deal at arm’s length with US Gold or Exchangeco (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Exchangeable Shares for the applicable Exchangeable Share Consideration without requiring such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

(k)                                        “Change of Law Call Date” has the meaning ascribed thereto in Section 8.1(b);

(l)                                           “Change of Law Call Purchase Price” has the meaning ascribed thereto in Section 8.1(a);

(m)                                     “Change of Law Call Right” has the meaning ascribed thereto in Section 8.1(a);

(n)                                       “Court” means the Court of Queen’s Bench of Alberta;

(o)                                       “CRA” means the Canada Revenue Agency;

(p)                                       “Depositary” means any trust company, bank or financial institution agreed to in writing among the parties to the Arrangement Agreement for the purpose of, among other things, delivering the Exchangeable Shares to Minera Andes Shareholders in connection with the Arrangement;

(q)                                       “Dissenting Shareholder” means a registered holder of Minera Andes Shares that duly and validly exercises its right to dissent with respect to the Arrangement in accordance with the ABCA, the Interim Order and this Plan of Arrangement;

(r)                                          “DRS Advice” means the document evidencing the electronic registration of ownership of Exchangeable Shares under the Direct Registration System adopted by the Depositary;

(s)                                        “Effective Date” means the date shown on the Certificate of Arrangement, giving effect to the Arrangement;

(t)                                          “Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date or such other time on the Effective Date as may be specified in writing by the Parties;

(u)                                       “Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(v)                                       “Eligible Non-Resident” means a beneficial owner of Minera Andes Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Minera Andes Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(w)                                     “Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(x)                                         “Exchange Ratio” means 0.45, as adjusted in accordance with Section 3.3;

(y)                                       “Exchangeable Share Consideration” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(z)                                         “Exchangeable Share Price” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(aa)                                  “Exchangeable Share Provisions” means those provisions set forth in Exhibit 1 to this Plan of Arrangement;

(bb)                                “Exchangeable Share Voting Event” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(cc)                                  “Exchangeable Shares” means the exchangeable shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

(dd)                                “Exchangeco” means McEwen Mining — Minera Andes Acquisition Corp., a wholly-owned subsidiary of Callco, incorporated under the laws of the Province of Alberta;

(ee)                                  “Exempt Exchangeable Share Voting Event” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(ff)                                      “Final Order” means the final order of the Court approving the Arrangement, as such order may be affirmed, supplemented, modified or amended by any court of competent jurisdiction;

(gg)                                “Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other government, governmental or public department, central bank, court, commission, commissioner, tribunal, arbitral body, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing, or (iv) stock exchange, automated quotation system, self regulatory authority or securities regulatory authority, including, without limitation, the Toronto Stock Exchange and the New York Stock Exchange;

(hh)                                “Interim Order” means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Minera Andes Meeting, as such order may be affirmed, supplemented, modified or amended by any court of competent jurisdiction;

(ii)                                        “Laws” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(jj)                                        “Letter of Transmittal” means the letter of transmittal sent by Minera Andes to holders of Minera Andes Shares for use in connection with the Arrangement;

(kk)                                  “Liquidation Amount” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(ll)                                        “Liquidation Call Purchase Price” has the meaning ascribed thereto in Section 8.2(a);

(mm)                            “Liquidation Call Right” has the meaning ascribed thereto in Section 8.2(a);

(nn)                                “Liquidation Date” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(oo)                                “Minera Andes” means Minera Andes Inc., a corporation incorporated under the ABCA;

(pp)                                “Minera Andes Information Circular” means the information circular of Minera Andes, together with all appendices thereto, to be prepared by Minera Andes and sent by Minera Andes to the Minera Andes Shareholders in connection with the Minera Andes Meeting;

(qq)                                “Minera Andes Meeting” means the special meeting of the Minera Andes Shareholders, and any adjournment(s) thereof, to, among other things, consider and vote on the Arrangement Resolution;

(rr)                                      “Minera Andes Option” means an outstanding option issued pursuant to Minera Andes’ stock option plan in effect as of the date hereof;

(ss)                                  “Minera Andes Securityholders” means, collectively, the Minera Andes Shareholders and holders of outstanding Minera Andes Options;

(tt)                                      “Minera Andes Share” means a common share in the capital of Minera Andes;

(uu)                                “Minera Andes Shareholder” means a holder of a Minera Andes Share;

(vv)                                “Person” means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and governments, agencies and political subdivisions thereof;

(ww)                            “Parties” means US Gold, Exchangeco and Minera Andes;

(xx)                                    “Plan of Arrangement” means this Plan of Arrangement, as supplemented, modified or amended from time to time in accordance with the terms hereof;

(yy)                                “Redemption Call Purchase Price” has the meaning ascribed thereto in Section 8.3(a);

(zz)                                    “Redemption Call Right” has the meaning ascribed thereto in Section 8.3(a);

(aaa)                            “Redemption Date” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(bbb)                         “Redemption Price” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(ccc)                            “Registrar” means the registrar appointed pursuant to section 263 of the ABCA;

(ddd)                         “Replacement Option” has the meaning ascribed thereto in Section 3.1(c);

(eee)                            “Retraction Call Right” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(fff)                                  “Section 85 Election” has the meaning ascribed thereto in section 3.4 hereof;

(ggg)                         “Special Voting Share” means the one share of Series B special voting preference stock with no par value, issued by US Gold to, and deposited with, the trustee under the Voting and Exchange Trust Agreement, which entitles the holder of record to a number of votes at meetings of holders of US Gold Shares equal to the number of Exchangeable Shares outstanding from time to time, that are held by the registered holders of Exchangeable Shares, other than US Gold and its Subsidiaries;

(hhh)                         “Subsidiary” means, with respect to a specified person, any entity, whether incorporated or unincorporated, in which such person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such person otherwise has the power to direct;

(iii)                                     “Support Agreement” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(jjj)                                     “Tax” and “Taxes” has the meaning ascribed thereto in the Arrangement Agreement;

(kkk)                            “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(lll)                                     “Tax Exempt Person” means a Person who is exempt from tax under Part I of the Tax Act;

(mmm)                   “Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any taxes;

(nnn)                         “Transfer Agent” means any Person as may from time to time be appointed by Exchangeco as the registrar and transfer agent for the Exchangeable Shares;

(ooo)                         “US Gold” means US Gold Corporation, a corporation incorporated under the laws of the State of Colorado;

(ppp)                         “US Gold Control Transaction” has the meaning ascribed thereto in the Exchangeable Share Provisions;

(qqq)                         “US Gold Share” means a share of common stock in the capital of US Gold;

(rrr)                                  “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

(sss)                            “Voting and Exchange Trust Agreement” has the meaning ascribed thereto in the Exchangeable Share Provisions.

1.2                                 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.3                                 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4                                 If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                                 Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “$” or “US$” refers to United States dollars and “C$” refers to Canadian dollars.

1.6                                 All payments to be made hereunder will be made without interest and less any tax required by Canadian or United States tax law to be deducted and withheld.

1.7                                 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8                                 References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.

1.9                                 Exhibit 1 — Exchangeable Share Provisions, attached to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                                 This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2.                              This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate of Arrangement, shall become effective on, and be binding on and after, the Effective Time on (i) Minera Andes, US Gold, Callco and Exchangeco; (ii) all holders and all beneficial owners of Minera Andes Shares, Minera Andes Options and Replacement Options; (iii) all holders and all beneficial owners of Exchangeable Shares from time to time; (iv) all holders and beneficial owners of US Gold Shares received in exchange for Exchangeable Shares or on the exercise of Replacement Options; (v) the transfer agent in respect of the Minera Andes Shares; and (vi) the Depositary.

2.3                                The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

2.4                                 Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time.  Furthermore, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in said Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

ARTICLE 3
ARRANGEMENT

3.1                                 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)                                        US Gold shall contribute cash in the amount of $1 million to Callco in exchange for the issuance of an additional 150,000,000 shares of common stock of Callco to US Gold, and Callco shall contribute cash in the amount of $1 million to Exchangeco in exchange for the issuance of an additional 150,000,000 shares of common stock of Exchangeco to Callco;

(b)                                       Subject to Section 5.5, each issued and outstanding Minera Andes Share, other than those held by Dissenting Shareholders, will be transferred to Exchangeco in exchange for such number of fully paid and non-assessable Exchangeable Shares as is equal to the number of Minera Andes Shares so exchanged multiplied by the Exchange Ratio, and such transfer shall be reflected in the register of holders of Exchangeable Shares and in the register of holders of Minera Andes Shares accordingly;

(c)                                        Subject to applicable Laws and regulatory approval, each Minera Andes Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be converted for and deemed to be an option (a “Replacement Option”) to purchase such number of US Gold Shares equal to the product of the Exchange Ratio multiplied by the number of Minera Andes Shares issuable upon exercise of such Minera Andes Option. Such Replacement Option shall provide for an exercise price per US Gold Share equal to the exercise price per share of such Minera Andes Option immediately prior to the Effective Time divided by the Exchange Ratio provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the “in-the-money” amount with respect to the Replacement Options immediately after the Effective Time does not exceed the “in-the-money” amount with respect to such Minera Andes Options immediately before the Effective Time. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of a US Gold Share, then the number of US Gold Shares subject to such Replacement Option shall be rounded down to the next whole number of US Gold Shares and the total exercise price for the Replacement Option will be reduced by the exercise price of the fractional US Gold Share. If the foregoing calculation results in the exercise price for a Replacement Option being an exercise price per US Gold Share including a fraction of a cent, the exercise price shall be rounded up to the next whole cent.  The term to expiry and vesting schedule of each Replacement Option and the other terms and conditions of each Replacement Option will be as provided for under the Minera Andes stock option plan and in individual stock option grant agreements, other than the fact that each Replacement Option is exercisable for a US Gold Share instead of a Minera Andes share and subject to the foregoing provisions.

(d)                                       Each Minera Andes Share held by a Dissenting Shareholder shall be transferred by the registered holder thereof to Minera Andes and Minera Andes shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 in exchange for such Minera Andes Shares, and the name of such holder shall be removed from the central securities register as a holder of Minera Andes Shares and such Minera Andes Shares shall cease to be outstanding;

(e)                                        Coincident with the share exchange set out in Section 3.1(b), (i) US Gold, Callco and Exchangeco shall execute and deliver the Support Agreement and (ii) US Gold, Callco, Exchangeco and the trustee to be appointed under such agreement shall execute and deliver the Voting and Exchange Trust Agreement, and (iii) US Gold shall issue to and deposit with the trustee under the Voting and Exchange Trust Agreement the Special Voting Share, in consideration of the payment to US Gold of $1.00, to be thereafter held of record by the trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement.

3.2                                 Transfers Free and Clear

All transfers of securities pursuant to the Arrangement shall be free and clear of all Encumbrances.

3.3                                 Adjustment to Exchange Ratio

The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, consolidation, stock dividend (including any dividend or distribution of securities convertible into US Gold Shares or Minera Andes Shares), merger, reorganization, recapitalization or other like change with respect to US Gold Shares or Minera Andes Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

3.4                                 Tax Election

An Eligible Holder whose Minera Andes Shares are exchanged for Exchangeable Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to subsection 85(1) of the Tax Act or, if the Eligible Holder is a partnership, subsection 85(2) of the Tax Act (and, in each case, any analogous provision of applicable provincial income tax law) (a “Section 85 Election”) with respect to the transfer of all or any portion of the Eligible Holder’s Minera Andes Shares in exchange for the Exchangeable Shares by providing two signed copies of the necessary and prescribed election forms to Exchangeco, within 90 days following the Effective Date, duly completed with the number of Minera Andes Shares transferred and the applicable agreed amounts in Canadian dollars for the purposes of such elections.  Exchangeco shall, within 90 days after receiving the completed election forms from an Eligible Holder, and subject to such election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority).

Neither US Gold, Callco, Exchangeco or Minera Andes (or any successor corporation thereto), nor their directors, officers, agents, advisors or representatives, shall be responsible for the proper completion of any election form and, except for the obligation of Exchangeco to sign and return duly completed election forms which are received within 90 days following the Effective Date, neither US Gold, Callco, Exchangeco or Minera Andes (or any successor corporation thereto), nor their directors, officers, agents, advisors or representatives shall be responsible for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax law). In its sole discretion, Exchangeco or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so. A tax election package, consisting of the relevant federal tax election forms and a tax instruction letter shall be made available via the internet on US Gold’s website at www.usgold.com. Alternatively, a tax instruction letter shall also be made available from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days following the Effective Date in accordance with the procedures set out in the Minera Andes Proxy Circular relating to the Arrangement. The tax instruction letter shall provide general instructions on how to make the Section 85 Election with Exchangeco in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of an Eligible Holder’s Minera Andes Shares to Exchangeco.

ARTICLE 4
DISSENT PROCEDURES

4.1                                 Each registered holder of Minera Andes Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order, provided that, notwithstanding section 191 of the ABCA, such Dissenting Shareholder’s notice of dissent is received by Minera Andes by no later than 5:00 p.m. (Toronto time) on that day that is at least two Business Days prior to the date of the Minera Andes Meeting or any date to which the Minera Andes Meeting is adjourned or postponed.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Minera Andes Shares and shall only be entitled to be paid the fair value in Canadian dollars for their Minera Andes Shares by Minera Andes.  A Dissenting Shareholder who is paid the fair value of the holder’s Minera Andes Shares shall be deemed to have transferred the holder’s Minera Andes Shares free and clear of any Encumbrances to Minera Andes, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who, for any reason, is not entitled to be paid the fair value for their Minera Andes Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Minera Andes Shares and shall be entitled to receive only the consideration contemplated in

Section 3.1(b) that such holder would have received pursuant to the Arrangement if such holder had not exercised dissent rights.  The fair value of the Minera Andes Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Minera Andes Shares at the Minera Andes Meeting, but in no event shall Minera Andes be required to recognize Dissenting Shareholders as a shareholder of Minera Andes after the Effective Time and the names of such holders shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. In addition, a Minera Andes Shareholder may only exercise dissent rights in respect of all, and not less than all, of its Minera Andes Shares.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                                 From and after the Effective Time, certificates formerly representing Minera Andes Shares that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Minera Andes Shares represented by such certificates.

5.2                                 Exchangeco shall, as soon as practicable following the later of the Effective Date and the date of deposit to the Depositary for cancellation of a duly completed Letter of Transmittal, the certificates representing one or more Minera Andes Shares, and such other documents and instruments as would have been required to effect the transfer of the Minera Andes Shares under the ABCA and the articles of Minera Andes and such other documents and instruments as the Depositary may reasonably require, deliver or cause to be delivered to such former holder at the address specified in the Letter of Transmittal, a DRS Advice representing the number of Exchangeable Shares such holder is entitled to receive under the Arrangement.

5.3                                 If any certificate which immediately prior to the Effective Time represented one or more outstanding Minera Andes Shares that were exchanged pursuant to Section 3.1 for Exchangeable Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate, a DRS Advice representing the Exchangeable Shares to which the holder is entitled pursuant to the Arrangement.  The Person who is entitled to receive a DRS Advice representing the Exchangeable Shares shall, as a condition precedent to the receipt thereof, give a bond to each of Minera Andes and Exchangeco and their respective transfer agents satisfactory to each of Minera Andes and Exchangeco, in such amount as Minera Andes and Exchangeco may direct, or shall, to the extent agreed by Exchangeco and Minera Andes, otherwise indemnify Minera Andes and Exchangeco and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Minera Andes.

5.4                                 Subject to the requirements of applicable law with respect to unclaimed property, any certificate formerly representing Minera Andes Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Exchangeable Shares. In such case, such Exchangeable Shares shall be returned to Exchangeco and such Exchangeable Shares shall be cancelled.

5.5                                 No fractional Exchangeable Shares shall be issued under this Arrangement.  In the event that a holder of Minera Andes Shares would otherwise be entitled to a fraction of an Exchangeable Share, the number of Exchangeable Shares issued to such holder shall be rounded up to the nearest whole number of Exchangeable Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the lesser whole number of Exchangeable Shares if the fractional entitlement is less than 0.5.

5.6                                 No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Minera Andes Shares unless and until the holder of such certificate shall surrender such certificate in accordance with Section 5.2 or 5.3, as the case may be. Subject to applicable Law and Section 7.1, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall, in addition to the issue and delivery of the DRS

Advice representing the Exchangeable Shares to which such holder is entitled, be paid to such holder, without interest, (i) the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to the Exchangeable Shares to which such holder is entitled pursuant hereto and (ii) to the extent not paid under clause (i), the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to surrender.

ARTICLE 6
AMENDMENTS

6.1                                 Subject to the provisions of the Interim Order, US Gold and Minera Andes may amend, modify or supplement this Plan of Arrangement (an “Amendment”) at or prior to the Minera Andes Meeting.  If such Amendment, if disclosed, would reasonably be expected to affect a Minera Andes Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such Amendment shall be given to the Minera Andes Securityholders by press release, newspaper, advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as US Gold and Minera Andes may agree. Any Amendment so proposed shall become part of this Plan of Arrangement for all purposes and the Plan of Arrangement, as amended, shall be the subject of the Arrangement Resolution.

6.2                                 Subject to the provisions of the Interim Order and any Final Order, any Amendment may be made jointly by US Gold and Minera Andes at any time following the Minera Andes Meeting prior to the Effective Time or unilaterally by US Gold at any time following the Effective Time provided such Amendment is: (i) approved by the Court; and (ii) communicated to Minera Andes Securityholders as may be directed by the Court.  Notwithstanding the foregoing, if such Amendment concerns a matter which is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any present or former Minera Andes Securityholder, then no Court approval or communication to the Minera Andes Securityholders shall be required.

ARTICLE 7
WITHHOLDING RIGHTS

7.1                                 US Gold, Exchangeco, Callco, Minera Andes and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any Minera Andes Securityholder such amounts, and in such currency, as US Gold, Exchangeco, Callco, Minera Andes or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign Tax Law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority. To the extent that the amount so required to be deducted or withheld from any payment to such Person exceeds the cash portion of the consideration otherwise payable to such Person, US Gold, Exchangeco, Callco, Minera Andes and the Depositary, as the case may be, are hereby authorized:

(a)                                  in the case of the transactions described in Section 3.1(b) hereof, to require such Person to make a cash payment in the amount of such Tax to US Gold, Exchangeco, or the Depositary, as the case may be, prior to the transfer of Exchangeable Shares to such Person; and

(b)                                 in the case of other transactions, to sell or otherwise dispose of such portion of the consideration as is necessary to provide funds to US Gold, Exchangeco, Callco, Minera Andes or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and US Gold, Exchangeco, Callco, Minera Andes or the Depositary will notify such Person and remit to the Person any unapplied balance of the net proceeds of such sale.

ARTICLE 8
CERTAIN RIGHTS OF US GOLD AND CALLCO TO ACQUIRE EXCHANGEABLE SHARES

8.1           Change of Law Call Right

Without limiting US Gold’s and Callco’s other rights contained in the Exchangeable Share Provisions, including the Retraction Call Right, US Gold and Callco shall have the following rights in respect of the Exchangeable Shares:

(a)                                  US Gold, and to the extent not exercised by US Gold, Callco, shall have the overriding right, in the event of a Change of Law, to purchase (or to cause Callco to purchase) from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) all but not less than all of the Exchangeable Shares held by each such holder upon payment by US Gold or Callco, as the case may be, of an amount per share (the “Change of Law Call Purchase Price”) equal to the Exchangeable Share Price (payable in the form of Exchangeable Share Consideration) applicable on the last Business Day prior to the Change of Law Call Date, in accordance with Subsection 8.1(c) (the “Change of Law Call Right”). In the event of the exercise of the Change of Law Call Right by US Gold or Callco, as the case may be, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to US Gold or Callco, as the case may be, on the Change of Law Call Date upon payment by US Gold to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such Exchangeable Share.

(b)                                 To exercise the Change of Law Call Right, US Gold or Callco must notify the Transfer Agent of its intention to exercise such right at least 45 days before the date on which US Gold or Callco intends to acquire the Exchangeable Shares (the “Change of Law Call Date”). The Transfer Agent will notify the holders of Exchangeable Shares as to whether US Gold or Callco has exercised the Change of Law Call Right forthwith after receiving notice from US Gold or Callco.  If US Gold or Callco exercises the Change of Law Call Right, then, on the Change of Law Call Date, US Gold or Callco, as the case may be, will purchase and the holders of Exchangeable Shares will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c)                                  For the purposes of completing the purchase of the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right, US Gold or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change of Law Call Date, the aggregate Exchangeable Share Consideration representing the total Change of Law Call Purchase Price, less any amount required to be deducted or withheld therefrom, pursuant to Section 7.1. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Change of Law Call Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Change of Law Call Purchase Price payable by US Gold or Callco, as the case may be, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change of Law Call Date be considered and deemed for all purposes to be the holder of US Gold Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of US Gold or Callco, as the case may be, shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled.

(d)                                 Notwithstanding the foregoing, neither US Gold nor Callco shall be entitled to exercise the Change of Law Call Right if more than 5% of the Exchangeable Shares are held by US residents.

8.2           Liquidation Call Right

Without limiting US Gold’s and Callco’s other rights contained in the Exchangeable Share Provisions, including the Retraction Call Right, US Gold and Callco shall have the following rights in respect of the Exchangeable Shares:

(a)                                  Subject to Section 5.2(b) of the Exchangeable Share Provisions, US Gold and Callco shall each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by US Gold or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of Exchangeable Share Consideration) applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”) in accordance with Subsection 8.2(c). In the event of the exercise of the Liquidation Call Right by US Gold or Callco, as the case may be, each holder (other than US Gold and its Subsidiaries) shall be obligated to sell all the Exchangeable Shares held by such holder to US Gold or Callco, as the case may be, on the Liquidation Date upon payment by US Gold or Callco, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such Exchangeable Share, whereupon Exchangeco shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by US Gold or Callco, as the case may be.

(b)                                 To exercise the Liquidation Call Right, US Gold or Callco must notify Exchangeco and the Transfer Agent of US Gold’s or Callco’s intention to exercise such right at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco or any other voluntary distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco or any other involuntary distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Exchangeable Shares as to whether US Gold or Callco has exercised the Liquidation Call Right forthwith after receiving notice from US Gold or Callco. If US Gold or Callco exercises the Liquidation Call Right, then on the Liquidation Date, US Gold or Callco, as the case may be, will purchase and the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c)                                  For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, US Gold or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the aggregate Exchangeable Share Consideration representing the total Liquidation Call Purchase Price, less any amount required to be deducted or withheld therefrom, pursuant to Section 7.1. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Exchangeable Shares (other than US Gold and its Subsidiaries) shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Call Purchase Price payable by Callco or US Gold, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of US Gold Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA, the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent and Exchangeco may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco or US Gold, as the case may be, shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled. If neither US Gold nor Callco exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Exchangeco in connection with the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions.

8.3           Redemption Call Right

Without limiting US Gold’s and Callco’s other rights contained in the Exchangeable Share Provisions, including the Retraction Call Right, US Gold and Callco shall have the following rights in respect of the Exchangeable Shares:

(a)                                  Subject to Section 7.2(b) of the Exchangeable Share Provisions, US Gold and Callco shall each have the overriding right (the “Redemption Call Right”), in the event of and notwithstanding the proposed redemption of the Exchangeable Shares by Exchangeco pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by US Gold or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of Exchangeable Share Consideration) applicable on the last Business Day prior to the Redemption Date (the “Redemption Call Purchase Price”) in accordance with Subsection 8.3(c). In the event of the exercise of the Redemption Call Right by US Gold or Callco, as the case may be, each holder of Exchangeable Shares (other than US Gold and its Subsidiaries) shall be obligated to sell all the Exchangeable Shares held by such holder to US Gold or Callco, as the case may be, on the Redemption Date upon payment by US Gold or Callco, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such Exchangeable Share, whereupon Exchangeco shall have no obligation to redeem, or to pay the Redemption Price in respect of, such shares so purchased by US Gold or Callco, as the case may be.

(b)                                 To exercise the Redemption Call Right, US Gold or Callco, as the case may be, must notify the Transfer Agent of US Gold’s or Callco’s intention to exercise such right at least 30 days before the Redemption Date, except in the case of a redemption occurring as a result of an US Gold Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case US Gold or Callco, as the case may be, shall so notify the Transfer Agent and Exchangeco as soon as reasonably practicable on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether US Gold or Callco has exercised the Redemption Call Right forthwith after receiving notice of exercise by US Gold or Callco. If US Gold or Callco exercises the Redemption Call Right, then, on the Redemption Date, US Gold or Callco, as the case may be, will purchase and the holders of Exchangeable Shares will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c)                                  For the purposes of completing the purchase of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, US Gold or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the aggregate Exchangeable Share Consideration representing the total Redemption Call Purchase Price, less any amount required to be withheld or deducted therefrom, pursuant to Section 7.1. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Redemption Date the holders of the Exchangeable Shares (other than US Gold and its Subsidiaries) shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Redemption Call Purchase Price payable by US Gold or Callco, as the case may be, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of US Gold Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA, the by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent and Exchangeco may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the

Transfer Agent on behalf of US Gold or Callco, as the case may be, shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled. If US Gold or Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by Exchangeco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.

ARTICLE 9
GENERAL

9.1                                 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

9.2                                 From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Minera Andes Shares and Minera Andes Options issued prior to the Effective Time, (ii) the rights and obligations of Minera Andes Securityholders, and US Gold, Minera Andes and Exchangeco shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted), only with respect to or in connection with this Plan of Arrangement, based on or in any way relating to any Minera Andes Shares or Minera Andes Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein and in the Arrangement Agreement.

9.3                                 This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement and its provisions shall be subject to the exclusive jurisdiction of the Court.

EXHIBIT 1

EXCHANGEABLE SHARE PROVISIONS

AUTHORIZED CAPITAL

McEwen Mining — Minera Andes Acquisition Corp.

The maximum number of shares of each class that the Corporation is authorized to issue and the designation, rights, privileges, restrictions and conditions of each class of shares are set out below.

A.            COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares, which constitute a separate and distinct class of shares.  The Common Shares shall carry and be subject to the following rights, privileges, restrictions and conditions, namely:

1.                                       Subject to the specific restriction with respect to the election or appointment of directors outlined in paragraph 2 below, the holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Corporation and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one (1) vote per share in person or by proxy.

2.                                       With respect to the rights of the shareholders to elect or appoint directors as outlined in the ABCA, the voting rights attaching to the Common Shares shall give the holders of the Common Shares the right to vote on the election or appointment of two (2) out of the three (3) directors of the Corporation and, for clarification, the holders of the Common Shares shall have no right to vote on the election or appointment of the remaining director of the Corporation, which is a right attaching to the Exchangeable Shares.

3.                                       Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, the holders of the Common Shares are entitled to receive any dividend declared and paid by the Corporation.

4.                                       Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, in the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares are entitled to receive the remaining property of the Corporation after payment of all of the Corporation’s liabilities.

B.            EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Exchangeable Shares, which constitute a separate and distinct class of shares.  The Exchangeable Shares shall carry and be subject to the following rights, privileges, restrictions and conditions, namely:

1.             INTERPRETATION

1.1           Definitions

For the purposes of these Share Provisions, unless something in the subject matter or context is inconsistent therewith:

“ABCA” means the Business Corporations Act (Alberta), including the regulations promulgated thereunder, in either case as amended from time to time.

“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as may be supplemented, modified or amended.

“Arrangement Agreement” means the arrangement agreement by and among US Gold, Minera Andes and the Corporation to be dated on or about September 22, 2011, as amended and restated from time to time, providing for, among other things, the Arrangement.

“Board of Directors” means the board of directors of the Corporation.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, on which banks in the Province of Ontario, the Province of Alberta and the State of New York are generally open for the transaction of banking business.

“Callco” means McEwen Mining (Alberta) ULC, an unlimited liability corporation incorporated under the Laws of the Province of Alberta.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying:

(a)                                  the Foreign Currency Amount; by

(b)                                 the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

“Certificate of Arrangement” means the certificate to be issued by the Registrar pursuant to Section 193(11) of the ABCA, giving effect to the Arrangement;

“Change of Law Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Common Shares” means the common shares in the capital of the Corporation.

“Contract” means any contract, instrument, franchise, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, arrangement or understanding whether written or oral.

“Court” means the Court of Queen’s Bench of Alberta.

“Current Market Price” means, in respect of a share of US Gold Common Stock on any date, the Canadian Dollar Equivalent of the average closing sale price on the NYSE during the period of 20 consecutive trading days ending on the third trading day immediately before such date or, if the shares of US Gold Common Stock are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the shares of US Gold Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of shares of US Gold Common Stock during such period does not reflect the fair market value of a share of US Gold Common Stock, then the Current Market Price of a share of US Gold Common Stock shall be determined by the Board of Directors, based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Exchange Right” has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

“Exchangeable Shares” means the exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth in these Share Provisions.

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of the Corporation in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to these Share Provisions, the Plan of Arrangement, the Support Agreement or the Voting and Exchange Trust Agreement:

(a)                                  the Current Market Price of one share of US Gold Common Stock deliverable in connection with such action; plus

(b)                                 a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, and all undeclared but payable, cash dividends deliverable in connection with such action; plus

(c)                                  such stock or other property constituting any declared, payable and unpaid non-cash dividends deliverable in connection with such action,

provided that: (i) the part of the consideration which represents (a) above shall be fully paid and satisfied by the delivery of one share of US Gold Common Stock, such share to be duly issued, fully paid and non-assessable; (ii) the part of the consideration which represents (c) above shall be fully paid and satisfied by delivery of such non-cash items; (iii) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (iv) any such consideration shall be paid less any Tax required to be deducted and withheld therefrom and without interest.

“Exchangeable Share Price” means, for each Exchangeable Share, an amount equal to the aggregate of:

(a)                                  the Current Market Price of one share of US Gold Common Stock; plus

(b)                                 an additional amount equal to the full amount of all cash dividends declared, payable and unpaid, on such Exchangeable Share; plus

(c)                                  an additional amount equal to the full amount of all dividends declared and payable or paid on shares of US Gold Common Stock which have not been declared or paid on Exchangeable Shares in accordance herewith; plus

(d)                                 an additional amount representing the full amount of all non-cash dividends declared, payable and unpaid, on such Exchangeable Share.

“Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event or with respect to the business to be conducted at any annual general meeting of the Corporation, including but not limited to, election of one of the directors of the Corporation pursuant to Section 9.2 hereof, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement.

“Exempt Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the shares of US Gold Common Stock.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be affirmed, supplemented, modified or amended by any court of competent jurisdiction.

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other government, governmental or public department, central bank, court, commission, commissioner, tribunal, arbitral body, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing, or (iv) stock exchange, automated quotation system, self regulatory authority or securities regulatory authority, including, without limitation, the TSX and the NYSE.

“Laws” means all laws (including common law and civil law), by-laws, statutes, rules, regulations, principles of law and equity, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities.

“LCR Exercising Party” has the meaning set out in Section 5.2(a).

“Liquidation Amount” has the meaning ascribed thereto in Section 5.1(a).

“Liquidation Call Purchase Price” has the meaning set out in Section 5.2(a).

“Liquidation Call Right” has the meaning ascribed thereto in Section 5.2(a).

“Liquidation Date” has the meaning ascribed thereto in Section 5.1(a).

“Minera Andes” means Minera Andes Inc., a corporation incorporated under the Laws of the Province of Alberta.

“Non-Affiliated Holders” means the registered holders (and for greater certainty excluding any Exchangeable Shares beneficially held by US Gold and its Subsidiaries through any registered holder) of Exchangeable Shares other than US Gold and its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Other Corporation” has the meaning ascribed thereto in Section 11.1(c)(iii).

“Other Shares” has the meaning ascribed thereto in Section 11.1(c)(iii).

“Person” means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and governments, agencies and political subdivisions thereof.

“Plan of Arrangement” means the plan of arrangement to which these Share Provisions are attached as Exhibit 1, as may be supplemented, modified or amended from time to time in accordance with the terms thereof.

“RCR Exercising Party” has the meaning ascribed thereto in Section 6.2(a).

“Redemption Call Purchase Price” has the meaning ascribed thereto in Section 7.2(a).

“Redemption Call Right” has the meaning ascribed thereto in Section 7.2(a).

“Redemption CR Exercising Party” has the meaning ascribed thereto in Section 7.2(a).

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Corporation of all but not less than all of the outstanding Exchangeable Shares, which date shall be no earlier than the tenth anniversary of the Effective Date, unless:

(a)                                  the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by US Gold and its Subsidiaries) is less than 5% of the number of Exchangeable Shares issued on the Effective Date and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares in which case the Board of Directors may accelerate such redemption date to such date, as they may determine, upon at least 30 days’ prior written notice to the registered holders of the Exchangeable Shares;

(b)                                 a US Gold Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such a US Gold Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such US Gold Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days prior written notice to the registered holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c)                                  an Exchangeable Share Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event and the Board of Directors shall give such number of days prior written notice of such redemption to the registered holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(d)                                 an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of Exchangeable Shares shall not affect the validity of any such redemption.

“Redemption Price” has the meaning ascribed thereto in Section 7.1(a).

“Registrar” means the Registrar appointed pursuant to Section 263 of the ABCA.

“Retracted Shares” has the meaning ascribed thereto in Section 6.1(a).

“Retraction Call Purchase Price” has the meaning ascribed thereto in Section 6.2(a).

“Retraction Call Right” has the meaning ascribed thereto in Section 6.2(a).

“Retraction Date” has the meaning ascribed thereto in Section 6.1(a).

“Retraction Price” has the meaning ascribed thereto in Section 6.1(a).

“Retraction Request” has the meaning ascribed thereto in Section 6.1(a).

“Share Provisions” means the rights, privileges, restrictions and conditions set out herein.

“Subdivision” has the meaning ascribed thereto in Section 3.2.

“Subsidiary” means, with respect to a specified person, any entity, whether incorporated or unincorporated, in which such person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such person otherwise has the power to direct.

“Support Agreement” means a support agreement to be entered into prior to the issuance by the Corporation of any Exchangeable Shares among US Gold, Callco and the Corporation, as may be amended, supplemental or otherwise modified from time to time in accordance with the terms thereof, the purpose of which will be for US

Gold (for itself and on behalf of Callco) and the Corporation to covenant to do all things reasonably necessary and desirable to enable and permit the Corporation or Callco to perform its obligations hereunder.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment/unemployment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any Taxing Authority (domestic or foreign) and any interest, fines, penalties, additional Taxes and additions to Tax imposed by any Taxing Authority (domestic or foreign) with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any Contract or by operation of Law.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes.

“Transfer Agent” means any Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares.

“Trustee” means the trustee chosen by US Gold to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the Laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

“TSX” means the Toronto Stock Exchange.

“US Gold” means US Gold Corporation, a corporation incorporated under the Laws of the State of Colorado.

“US Gold Call Notice” has the meaning ascribed thereto in Section 6.2(b).

“US Gold Common Stock” means the shares of common stock of US Gold, no par value, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not US Gold shall be the issuer of such securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction affecting, such shares.

“US Gold Control Transaction” shall be deemed to have occurred if:

(a)                                  any Person, firm or corporation acquires (including by way of plan of arrangement) directly or indirectly any voting security of US Gold and immediately after such acquisition, the acquirer has voting securities representing more than 50 per cent of the total voting power of all the then outstanding voting securities of US Gold on a fully-diluted basis;

(b)                                 the shareholders of US Gold shall approve a merger, consolidation, recapitalization or reorganization of US Gold, other than any such transaction which would result in the holders of outstanding voting securities of US Gold immediately prior to such transaction having more than 50 per cent of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction;

(c)           the shareholders of US Gold shall approve a liquidation of US Gold; or

(d)           US Gold sells or disposes of all or substantially all of its assets.

“US Gold Dividend Declaration Date” means the date on which the board of directors of US Gold declares any dividend or other distribution on the shares of US Gold Common Stock.

“US Gold Successors” has the meaning ascribed thereto in Section 12.2(b).

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Voting and Exchange Trust Agreement” means the agreement to be entered into prior to the issuance by the Corporation of any Exchangeable Shares made between US Gold, Callco, the Corporation and the Trustee, the purpose of which will be to create a trust for the benefit of the registered holders of Exchangeable Shares that will enable the Trustee to exercise voting rights on behalf of the holders of Exchangeable Shares similar to those of holders of US Gold Common Stock.

1.2           Sections and Headings

The division of these Share Provisions into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of these Share Provisions.  Unless otherwise indicated, any reference in these Share Provisions to an article or section refers to the specified article or section of these Share Provisions.

1.3           Number Gender and Persons

In these Share Provisions, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.

1.4           Date for any Action

If any date on which any action is required to be taken under these Share Provisions is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5           Payments

All payments to be made hereunder shall be made without interest and less any Tax required by Canadian or U.S. Law to be deducted and withheld.

1.6           Currency

In these Share Provisions, unless stated otherwise, all references to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “$” or “US$” refers to United States dollars and “C$” refers to Canadian dollars.

2.             RANKING OF EXCHANGEABLE SHARES

2.1           Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares, and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends as and to the extent provided in ARTICLE 3 and with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs as and to the extent provided in ARTICLE 5.

3.             DIVIDENDS

3.1           Dividends

A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable Law, on each US Gold Dividend Declaration Date, declare a dividend on each Exchangeable Share:

(a)                                        in the case of a cash dividend or distribution declared on the shares of US Gold Common Stock, in an amount in cash for each Exchangeable Share equal to the Canadian Dollar Equivalent of the cash dividend or distribution declared on each share of US Gold Common Stock on the US Gold Dividend Declaration Date;

(b)                                       in the case of a stock dividend or distribution declared on the shares of US Gold Common Stock to be paid in shares of US Gold Common Stock, subject to Section 3.2, by the issue or transfer by the Corporation of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of US Gold Common Stock to be paid on each share of US Gold Common Stock; or

(c)                                        in the case of a dividend or distribution declared on the shares of US Gold Common Stock in property other than cash or shares of US Gold Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6 hereof) the type and amount of property declared as a dividend or distribution on each share of US Gold Common Stock.

Such dividends or distributions shall be paid out of the assets of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares or other securities of the Corporation, as applicable.  Subject to Section 3.2, the holders of Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this Section 3.1.

3.2           Subdivision on Stock Dividend

In the case of a stock dividend declared on the shares of US Gold Common Stock to be paid in shares of US Gold Common Stock, in lieu of declaring the stock dividend contemplated by Section 3.1(b) on the Exchangeable Shares, the Board of Directors may, in good faith and in its discretion and subject to applicable Law and to obtaining all required regulatory approvals, subdivide, redivide or change (the “Subdivision”) each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before the Subdivision becomes a number of Exchangeable Shares equal to the sum of: (i) one share of US Gold Common Stock; and (ii) the number of shares of US Gold Common Stock to be paid as a share dividend on each share of US Gold Common Stock.  In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Exchangeable Shares and the general taxation consequences of the Subdivision to the holders of the Exchangeable Shares (other than US Gold and its Subsidiaries).  In such instance, and notwithstanding any other provision hereof, such Subdivision, shall become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors or of the holders of Exchangeable Shares.  For greater certainty, subject to applicable Law; no approval of the holders of Exchangeable Shares to an amendment to the articles of the Corporation shall be required to give effect to such Subdivision.

3.3           Payment of Dividends

Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends or distributions contemplated by Section 3.1(a) hereof and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation.  Subject to applicable Law and any applicable requirements of a central depository for securities, certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends or other distributions contemplated by Section 3.1(b) hereof or any Subdivision contemplated by Section 3.2 and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend or other distribution represented thereby. Such other type and amount of property in respect of any dividends or distributions contemplated by Section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend or other distribution represented thereby.  Subject to the requirements of applicable Law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend or distribution that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of five years from the date on which such dividend was first payable.

3.4           Record and Payment Dates

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or distribution declared on the Exchangeable Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the shares of US Gold Common Stock.  The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any Subdivision of the Exchangeable Shares under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the shares of US Gold Common Stock.

3.5           Partial Payment

If on any payment date for any dividends or distributions declared on the Exchangeable Shares under Section 3.1 hereof the dividends or distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys or other assets properly applicable to the payment of such dividends or distributions.

3.6           Economic Equivalence

For the purposes of Section 3.1 and Section 3.2 hereof, the Board of Directors shall determine, acting in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), economic equivalence and each such determination shall be conclusive and binding on the Corporation and its shareholders.  In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a)                                        in the case of any stock dividend or other distribution payable in shares of US Gold Common Stock, the number of such shares issued in proportion to the number of shares of US Gold Common Stock previously outstanding;

(b)                                       in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of shares of US Gold Common Stock and the term of any such instrument;

(c)                                        in the case of the issuance or distribution of any other form of property (including, without limitation, any shares or securities of US Gold of any class other than US Gold Common Stock, any rights, options or warrants other than those referred to in Section 3.6(b), any evidences of indebtedness of US Gold or any assets of US Gold), the relationship between the fair market value (as determined by the Board of Directors in the manner contemplated above) of such property to be issued or distributed with respect to each outstanding share of US Gold Common Stock and the Current Market Price;

(d)                                       in the case of any subdivision, redivision or change of the then outstanding shares of US Gold Common Stock into a greater number of shares of US Gold Common Stock or the reduction, combination, consolidation or change of the then outstanding shares of US Gold Common Stock into a lesser number of shares of US Gold Common Stock or any amalgamation, merger, reorganization or other transaction affecting the shares of US Gold Common Stock, the effect thereof upon the then outstanding shares of US Gold Common Stock; and

(e)                                        in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares compared to holders of shares of US Gold Common Stock (including to the extent that such consequences may differ as a result of differences between taxation Laws of Canada and the United States) except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares.

4.             CERTAIN RESTRICTIONS

4.1           Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 hereof:

(a)                                        pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in Common Shares or in any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)                                       redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of the assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(c)                                        redeem or purchase or make any capital distribution in respect of any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; or

(d)                                       issue any shares other than (i) Exchangeable Shares, (ii) Common Shares, and (iii) any other shares ranking junior to the Exchangeable Shares, other than by way of stock dividends to the holders of such Exchangeable Shares, provided that the restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) hereof shall not apply if all dividends and distributions on the outstanding Exchangeable Shares corresponding to dividends and distributions declared and paid to date on the shares of US Gold Common Stock shall have been declared and paid in full on the Exchangeable Shares.

5.             LIQUIDATION

5.1           Participation Upon Liquidation, Dissolution or Winding Up of the Corporation

(a)                                        Subject to applicable Law and the due exercise by US Gold or Callco of a Liquidation Call Right, in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Amount”), which shall be satisfied in full by the Corporation causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount.

(b)                                       In the case of a distribution on Exchangeable Shares under this Section 5.1 and provided the Liquidation Call Right has not been exercised by US Gold or Callco, on or promptly after the Liquidation Date, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares.  Payment of the aggregate Liquidation Amount for such Exchangeable Shares shall be satisfied by causing to be delivered to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares on behalf of the Corporation of the Exchangeable Share Consideration representing the aggregate Liquidation Amount.  On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the aggregate Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided.  The Corporation shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred, and deposited in a custodial account with any chartered bank or trust company in Canada named in such notice, the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders.  Upon such deposit being made, the rights of a holder of Exchangeable Shares after such deposit shall be limited to receiving its proportionate part of the Liquidation Amount for such Exchangeable Shares so deposited, without interest, and all dividends and other distributions with respect to the shares of US Gold Common Stock to which such holder is entitled with a record date after the date of such deposit and before the date of transfer of such shares of US Gold Common Stock to such holder (in each case less any amounts withheld on account of Tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable Shares held by the holder in accordance with the foregoing provisions.  Upon such payment or deposit of the total Liquidation Amount (less any amounts withheld on account of Tax required to be deducted and withheld therefrom), the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the US Gold Common Stock delivered to them or the custodian on their behalf.

(c)                                        After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the total Liquidation Amount pursuant to this Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.2           Liquidation Call Rights

(a)                                        Subject to the limitations set forth in Section 5.2(b), including that Callco shall only be entitled to exercise its Liquidation Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Liquidation Call Right, US Gold and Callco shall each have the overriding right (a “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation for the purpose of winding up its affairs pursuant to Section 5.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date (other than US Gold and its Subsidiaries) all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of US Gold or Callco is exercising such right (the “LCR Exercising Party”) of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”) which shall be satisfied in full by delivery to such holder of the Exchangeable Share Consideration representing the Liquidation Call Purchase Price.  In the event of the exercise of a Liquidation Call Right, each holder of Exchangeable Shares (other than US Gold and its Subsidiaries) shall be obligated to sell all the Exchangeable Shares held by such holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to the holder of the Liquidation Call Purchase Price for each such share and the Corporation shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by the LCR Exercising Party.

(b)                                       Callco shall only be entitled to exercise its Liquidation Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Liquidation Call Right.  In order to exercise its Liquidation Call Right, an LCR Exercising Party must notify in writing the Transfer Agent, as agent for the holders of Exchangeable Shares, the Trustee and the Corporation of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Corporation and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Corporation.  The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not a Liquidation Call Right has been exercised (such notice to specify the LCR Exercising Party and such form of notice to be provided by US Gold to the Transfer Agent) forthwith after the earlier of: (i) the date notice of exercise has been provided to the Transfer Agent; and (ii) the expiry of the date by which the same may be exercised.  If an LCR Exercising Party exercises its Liquidation Call Right in accordance with this Section 5.2, all obligations of the Corporation under Section 5.1 shall terminate and on the Liquidation Date such LCR Exercising Party will purchase and the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) will sell all of their Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c)                                        For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Liquidation Call Right, the LCR Exercising Party shall deposit or cause to be deposited, with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price less any required Tax withholdings.  Provided that the aggregate Liquidation Call Purchase Price has been so deposited with the Transfer Agent, on and after the Liquidation Date holders of the Exchangeable Shares (other than US Gold and its Subsidiaries) shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive such holder’s proportionate part of the total Liquidation Call Purchase Price payable by the LCR Exercising Party, without interest, upon presentation and surrender of certificates representing the Exchangeable Shares held by such holder and the holder shall be deemed for all purposes to be holders of US Gold Common Stock to which such holder is entitled.  Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and the articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the LCR Exercising Party shall deliver to such holder, the Exchangeable Share Consideration representing the Liquidation Call Purchase Price.  If neither US Gold nor Callco exercises its Liquidation Call Right in the manner described above, on the Liquidation Date the holders of Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof.

6.             RETRACTION AT OPTION OF HOLDER

6.1           Retraction at Option of Holder

(a)                                        Subject to applicable Law and the due exercise by either US Gold or Callco of a Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Corporation to redeem, on the fifth Business Day after the date on which the Retraction Request is received by the Corporation (the “Retraction Date”), any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Price”), which shall be satisfied in full by the Corporation causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price.  The holder must give notice of a requirement to redeem by presenting and surrendering at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares that the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA, the Corporation’s articles and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, together with a duly executed statement (the “Retraction Request”)

in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation.

(b)                                       In the case of a redemption of Exchangeable Shares under this Section 6.1, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1(a) hereof of a certificate representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e) and that neither US Gold or Callco has exercised the Retraction Call Right, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date.  On the Retraction Date, the Corporation shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent, as may be specified by the Corporation by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery of such Exchangeable Share Consideration by or on behalf of the Corporation by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration, unless such cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.  If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

(c)                                        On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided.  On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation shall thereafter be considered and deemed for all purposes to be a holder of the shares of US Gold Common Stock delivered to such holder.

(d)                                       Notwithstanding any other provision of this Section 6.1, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable Law.  If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and neither US Gold nor Callco shall have exercised its Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation.  In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable Law and more than one holder has delivered a Retraction Request, the Corporation shall redeem Retracted Shares in accordance with Section 6.1(b) on a pro rata basis and shall issue to each such holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.1(b) hereof.  If the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e) and neither US Gold nor Callco shall have exercised its Retraction Call Right in respect of any such Retracted Shares, an Insolvency Event (as defined in the Voting and Exchange Trust Agreement) shall, to the extent it has not theretofore occurred, be deemed thereupon to have occurred and the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.1(b) as a result of solvency requirements or other provisions of applicable Law shall be deemed by giving the Retraction Request to have exercised its Exchange Right so as to require US Gold or, at the option of US Gold,

Callco to purchase the unredeemed Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by US Gold or, at the option of US Gold, Callco to such holder of the Retraction Price, all as more specifically provided in the Voting and Exchange Trust Agreement.

(e)                                        A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to US Gold or Callco shall be deemed to have been revoked.

(f)                                          Notwithstanding any other provision of this ARTICLE 6, if:

(i)                                     exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require the Corporation to redeem any Exchangeable Shares pursuant to this ARTICLE 6 on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of NYSE or TSX to the listing and trading (subject to official notice of issuance) of, the shares of US Gold Common Stock that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of US Gold) to obtain such approvals in time to enable all or any of such shares of US Gold Common Stock to be admitted to listing and trading by NYSE or TSX (subject to official notice of issuance) when so delivered, the Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second business day immediately following the date the approvals referred to in Section 6.1(f)(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Retraction Request is received by the Corporation, and references in these Share Provisions to such Retraction Date shall be construed accordingly.

6.2           Retraction Call Rights

(a)                                        In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 6.1 and subject to the limitations set forth in Section 6.2(b), including that Callco shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Retraction Call Right, US Gold and Callco shall each have the overriding right (a “Retraction Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 6.1 hereof, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by whichever of US Gold or Callco is exercising such right (the “RCR Exercising Party”) of an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the Retraction Date (the “Retraction Call Purchase Price”) which shall be satisfied in full by the RCR Exercising Party causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Purchase Price.  In the event of the exercise of a Retraction Call Right, a holder of Exchangeable Shares who has delivered a Retraction Request shall be obligated to sell all the Retracted Shares to the RCR Exercising Party on the Retraction Date on payment by the RCR Exercising Party of an amount per share equal to the Retraction Call Purchase Price for each such share in the form of Exchangeable Share Consideration.

(b)                                       Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify US Gold and Callco thereof.  Callco shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Retraction Call Right.  In order to exercise its Retraction Call Right, the RCR Exercising Party must notify the Corporation in writing of its determination to do so (a “US Gold Call Notice”) within five Business Days of notification to such RCR Exercising Party by the Corporation of the receipt by the Corporation of the Retraction Request.  If neither US Gold nor Callco so notifies the Corporation within such five Business Day period, the Corporation shall notify the holder as soon as possible thereafter that neither will exercise the Retraction Call Right.  If either US Gold or Callco delivers a US Gold Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 6.2, the obligation of the Corporation to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for the Retraction Call Purchase Price in the form of Exchangeable Share Consideration.  Provided that the aggregate Retraction Call Purchase Price has been so deposited with the Transfer Agent as provided in Section 6.2(c), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date.  In the event that neither US Gold nor Callco delivers a US Gold Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Section 6.1(b).

(c)                                        For the purpose of completing a purchase of Exchangeable Shares pursuant to the exercise of a Retraction Call Right, the RCR Exercising Party shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Purchase Price to which such holder is entitled and such delivery of Exchangeable Share Consideration on behalf of the RCR Exercising Party shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless such cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(d)                                       On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Call Purchase Price unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Call Purchase Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Purchase Price has been paid in the manner hereinbefore provided.  On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by the RCR Exercising Party shall thereafter be considered and deemed for all purposes to be a holder of the shares of US Gold Common Stock delivered to such holder.

7.                                       REDEMPTION BY THE CORPORATION

7.1                                 Redemption by the Corporation

(a)                                        Subject to applicable Law and the due exercise by either US Gold or Callco of a Redemption Call Right, the Corporation shall on the Redemption Date redeem all of the then outstanding Exchangeable Shares for an amount per share equal to the Exchangeable Share Price on the last Business Day prior to such Redemption Date (the “Redemption Price”) which shall be satisfied in full by the Corporation causing to be delivered the Exchangeable Share Consideration representing the Redemption Price.

(b)                                       In any case of a redemption of Exchangeable Shares under this Section 7.1, the Corporation shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a US Gold Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by US Gold or Callco under its Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder (other than US Gold and its Subsidiaries in the case of a purchase by US Gold or Callco).  In the case of a Redemption Date established in connection with a US Gold Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event the written notice of redemption by the Corporation or the purchase by US Gold or Callco under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances.  In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, such Redemption Date and, if applicable, particulars of the Redemption Call Right.  In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

(c)                                        On or after the Redemption Date and subject to the exercise by US Gold or Callco of a Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price (in the form of Exchangeable Share Consideration) for each such Exchangeable Share upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA, the articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require.  Payment of the aggregate Redemption Price for Exchangeable Shares held by a holder shall be made by delivery to such holder, at the address of such holder recorded in the securities register of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation of the Exchangeable Share Consideration representing the aggregate Redemption Price.  On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the aggregate Redemption Price deliverable to a holder for Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided.

(d)                                       The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest allowed on such deposit shall belong to the Corporation.  Provided that such total Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares shall be redeemed and the rights of the holders thereof after the Redemption Date shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions.  Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the shares of US Gold Common Stock delivered to them.

7.2                                 Redemption Call Rights

(a)                                        Subject to the limitations set forth in Section 7.2(b), including that Callco shall only be entitled to exercise its Redemption Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Redemption Call Right, US Gold and Callco shall each have the overriding right (a “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 7.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) on the Redemption Date in respect of which the Redemption Call Right is exercised all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of US Gold or Callco is exercising such right (the “Redemption CR Exercising Party”) of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to such Redemption Date (the “Redemption Call Purchase Price”) which shall be satisfied in full by causing to be delivered to such holder the Exchangeable Share Consideration representing the Redemption Call Purchase Price.  In the event of the exercise of a Redemption Call Right, each holder of Exchangeable Shares (other than US

Gold and its Subsidiaries) shall be obligated to sell all the Exchangeable Shares held by such holder to the Redemption CR Exercising Party on the Redemption Date on payment by the Redemption CR Exercising Party to such holder of the Redemption Call Purchase Price for each such share (in the form of Exchangeable Share Consideration).

(b)                                       Callco shall only be entitled to exercise its Redemption Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which US Gold has not exercised its Redemption Call Right.  In order to exercise its Redemption Call Right, a Redemption CR Exercising Party must notify in writing the Transfer Agent, as agent for the holders of Exchangeable Shares and the Corporation of its intention to exercise such right at least 30 days before the Redemption Date, except in the case of a redemption occurring as a result of an US Gold Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case US Gold or Callco, as the case may be, shall so notify the Transfer Agent and Exchangeco on or before the Redemption Date.  The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not a Redemption Call Right has been exercised (such notice to specify the Redemption CR Exercising Party and such form of notice to be provided by US Gold to the Transfer Agent) forthwith after the earlier of: (i) the date notice of exercise has been provided to the Transfer Agent; and (ii) the expiry of the date by which the same may be exercised.  If a Redemption CR Exercising Party duly exercises its Redemption Call Right in accordance with this Section 7.2, the right of the Corporation to redeem any Exchangeable Shares pursuant to Section 7.1 on the Redemption Date shall terminate at such time and on the Redemption Date such Redemption CR Exercising Party will purchase and the holders of Exchangeable Shares (other than US Gold and its Subsidiaries) will sell all of their Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price (in the form of Exchangeable Share Consideration).

(c)                                        For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Redemption Call Right, the Redemption CR Exercising Party shall deposit with the Transfer Agent, on or before the Redemption Date, the aggregate Exchangeable Share Consideration representing the Redemption Call Purchase Price deliverable by the Redemption CR Exercising Party.  Provided that the total Redemption Call Purchase Price has been so deposited with the Transfer Agent, on and after the Redemption Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement) other than the right to receive such holder’s proportionate part of the total Redemption Call Purchase Price, without interest, payable by the Redemption CR Exercising Party upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder in accordance with the following provisions and such holder shall on and after the last Business Day prior to such Redemption Date be considered and deemed for all purposes to be the holder of the shares of US Gold Common Stock which such holder is entitled.  Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA, the articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Redemption CR Exercising Party shall deliver to such holder, the Exchangeable Share Consideration representing the Redemption Call Purchase Price.  If neither US Gold nor Callco exercises the Redemption Call Right in the manner described above, on the Redemption Date a holder of Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 hereof.

8.                                       PURCHASE FOR CANCELLATION

8.1                                 Purchase for Cancellation

(a)                                        Subject to applicable Law and the articles of the Corporation and notwithstanding Section 8.1(b) the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares.

(b)                                       Subject to applicable Law and the articles of the Corporation, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price per share by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase.  If in response to an invitation for tenders under the provisions of this Section 8.1(b), more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.  If only part of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

9.                                       VOTING RIGHTS

9.1                                 Voting Rights

Subject to the provisions of Section 9.2, the holders of Exchangeable Shares are entitled to receive notice of any meeting of the shareholders of the Corporation and to attend and vote thereat, except those meetings where only holders of a specified class or particular series of shares are entitled to vote, and each holder thereof shall be entitled to one (1) vote per share in person or by proxy.

9.2                                 Election or Appointment of a Single Director

With respect to the rights of shareholders to elect or appoint directors as outlined in the ABCA, the rights attaching to the Exchangeable Shares provided by these Share Provisions shall give the holders of the Exchangeable Shares a limited right to vote (and each holder thereof shall be entitled to one (1) vote per share in person or by proxy) on the election or appointment of one (1) out of the three (3) directors of the Corporation and, for clarification, the holders of the Exchangeable Shares shall have no right to vote on the election or appointment of the remaining two (2) directors of the Corporation, being a right attaching to the Common Shares.

10.                                 AMENDMENT AND APPROVAL

10.1                           Amendment

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2                           Approval

Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares as a separate class (other than the election of a single director as provided in Section 9.2 for which quorum shall be determined in accordance with the by-laws of the Corporation) shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable Law, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of more than two-thirds of the Exchangeable Shares represented in person or by proxy at the meeting excluding Exchangeable Shares beneficially owned by US Gold or any of its Subsidiaries.  If at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting.  At such reconvened meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such reconvened meeting excluding Exchangeable Shares beneficially owned by US Gold or any of its Subsidiaries shall constitute the approval or consent of the holders of the Exchangeable Shares.  For purposes of this Section 10.2, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

11.                                 RECIPROCAL CHANGES, ETC. IN RESPECT OF US GOLD COMMON STOCK

11.1                           Reciprocal Changes

(a)                                        Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that US Gold will not, except as provided in the Support Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 hereof:

(i)                                     issue or distribute shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) to the holders of all or substantially all of the then outstanding US Gold Common Stock, by way of stock dividend or other distribution, other than an issue of shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) to holders of shares of US Gold Common Stock who exercise an option to receive dividends in shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire US Gold Common Stock) in lieu of receiving cash dividends or pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)                                  issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock entitling them to subscribe for or to purchase shares of US Gold Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of US Gold Common Stock); or

(iii)                               issue or distribute to the holders of all or substantially all of the then outstanding shares of US Gold Common Stock:

(A)                              shares or securities of US Gold of any class other than US Gold Common Stock (or securities convertible into or exchangeable for or carrying rights to acquire such securities);

(B)                                rights, options or warrants other than those referred to in Section 11.1(a)(ii) above;

(C)                                evidences of indebtedness of US Gold; or

(D)                               assets of US Gold,

unless (x) the Corporation is permitted under applicable Law to issue or distribute the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets to the holders of the Exchangeable Shares and (y) the Corporation shall issue or distribute the economic equivalent of such rights, options, warrants, securities, shares evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by US Gold in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(b)                                       Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that US Gold will not, except as provided in the Support Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 hereof:

(i)                                     subdivide, redivide or change the then outstanding shares of US Gold Common Stock into a greater number of shares of US Gold Common Stock;

(ii)                                  reduce, combine, consolidate or change the then outstanding shares of US Gold Common Stock into a lesser number of shares of US Gold Common Stock; or

(iii)                               reclassify or otherwise change the rights, privileges or other terms of the then outstanding shares of US Gold Common Stock or effect an amalgamation, merger, reorganization or other transaction involving or affecting the US Gold Common Stock, unless (x) the Corporation is permitted under applicable Law to make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable Shares, and (y) the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by US Gold in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.  The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 hereof.

(c)                                        Notwithstanding the foregoing provisions of this ARTICLE 11, in the event of a US Gold Control Transaction:

(i)                                     in which US Gold merges or amalgamates with, or in which all or substantially all of the then outstanding shares of US Gold Common Stock are acquired by one or more other corporations to which US Gold is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than virtue of a right referred to in paragraph 251(5)(b) thereof);

(ii)                                  which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(iii)                               in which all or substantially all of the then outstanding US Gold Common Stock are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) of another corporation (the “Other Corporation”) that, immediately after such US Gold Control Transaction, owns or controls, directly or indirectly, US Gold, then all references herein to “US Gold” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to shares of “US Gold Common Stock” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of shares pursuant to these Share Provisions or exchange of shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the US Gold Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, option or retraction of such shares pursuant to these Share Provisions, or exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the US Gold Control Transaction and the US Gold Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

12.                                 ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1                           Actions by the Corporation

The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by US Gold and Callco with all provisions of the Support Agreement applicable to US Gold, Callco and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2                           Changes to Support Agreement

The Corporation shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 hereof other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)                                        adding to the covenants of any or all of the parties to the Support Agreement if the board of directors of each of the Corporation, Callco and US Gold shall be of the opinion that such additions will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders;

(b)                                       evidencing the succession of successors to US Gold either by operation of Law or agreement to the liabilities and covenants of US Gold under the Support Agreement (“US Gold Successors”) and the covenants of and obligations assumed by each such US Gold Successor in accordance with the provisions of Article 3 of the Support Agreement;

(c)                                        making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of the Corporation, Callco and US Gold, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that each such board of directors shall be of the opinion that such amendments or modifications will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole; or

(d)                                       making such changes or corrections which, on the advice of counsel to the Corporation, Callco and US Gold, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of the Corporation, Callco and US Gold shall be of the opinion that such changes or corrections will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders.

13.                                 LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1                           Legend

The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement and the Voting and Exchange Trust Agreement (including, but not limited to the provisions with respect to the call rights, voting rights and exchange rights thereunder).

13.2                           Call Rights

Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, Change of Law Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of US Gold and Callco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, or a Change of Law or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of US Gold or Callco, as the case may be, as herein provided.

13.3                           Withholding Rights

US Gold, Callco, the Corporation and the Transfer Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Exchangeable Shares such amounts as US Gold, Callco, the Corporation or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or the U.S. Tax Code or any provision of provincial, state, territorial, local or foreign Tax Law, in each case as amended or succeeded.  The Transfer Agent may act and rely on the advice of counsel with respect to such matters.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.  To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, US Gold, Callco, the Corporation and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to US Gold, Callco, the Corporation or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and US Gold, Callco, the Corporation or the Transfer Agent shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

14.                                 NOTICES

14.1                           Notices

Subject to applicable Law, any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary of the Corporation.  Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

14.2                           Certificates

Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the Secretary of the Corporation.  Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be.  Any such presentation and surrender of certificates made by registered mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

14.3                           Notices to Shareholders

Subject to applicable Law, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder.  Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery.  Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Corporation will make reasonable efforts to disseminate any notice by other means, such as publication.  Except as otherwise required or permitted by Law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Corporation or the Transfer Agent may give or cause to be given will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if (i) it is given to the TSX for dissemination or (ii) it is published once in the National Edition of The Globe and Mail and in the daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in any other daily newspaper of general circulation published in the City of Toronto.

Notwithstanding any other provisions of these Share Provisions, notices, other communications and deliveries need not be mailed if the Corporation determines that delivery thereof by mail may be delayed.  Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Corporation has determined that delivery by mail will no longer be delayed.  The Corporation will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 14.3.  Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

15.                                 DISCLOSURE OF INTERESTS IN EXCHANGEABLE SHARES

15.1                           Disclosure of Interests

The Corporation shall be entitled to require any Person whom the Corporation knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share (i) to confirm that fact or (ii) to give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of “equity securities” of Exchangeco) under Section 102.1 of the Securities Act (Ontario), as amended from time to time, or as would be required under the articles of US Gold or any Laws or regulations, or pursuant to the rules or regulations of any regulatory authority, of Canada or the United States as if, and only to the extent that, the Exchangeable Shares were US Gold Common Stock.

SCHEDULE A

RETRACTION REQUEST

To:                              US Gold Corporation (“US Gold”), McEwen Mining (Alberta) ULC (“Callco”) and McEwen Mining — Minera Andes Acquisition Corp. (the “Corporation”), care of the Trustee

This notice is given pursuant to ARTICLE 6 of the provisions (the “Share Provisions”) attaching to the share(s) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with ARTICLE 6 of the Share Provisions:

☐                                    all share(s) represented by this certificate; or

☐                                           share(s) only represented by this certificate.

The undersigned acknowledges the Retraction Call Right of US Gold and Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to US Gold or Callco in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Purchase Price and on the other terms and conditions set out in Section 6.2 of the Share Provisions.  If neither US Gold nor Callco determines to exercise its Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible.  This Retraction Request, and this offer to sell the Retracted Shares to US Gold or Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable Law, the Corporation is unable to redeem all Retracted Shares and provided that neither US Gold nor Callco has exercised the Retraction Call Right with respect to the Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right so as to require US Gold or, at the option of US Gold, Callco to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, US Gold and Callco that the undersigned:

☐                                    is

(select one)

☐                                    is not

a resident in Canada for purposes of the Income Tax Act (Canada).  THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS A RESIDENT IN CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to the Corporation, US Gold and Callco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, US Gold or Callco, as the case may be, free and clear of all liens, claims, encumbrances, security interests and adverse claims.

(Date)

(Signature of Shareholder)

(Guarantee of Signature)

☐                                    Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder at the principal transfer office of the Transfer Agent in Toronto, Ontario or Calgary, Alberta, failing which such securities and any cheque will be mailed to the last address of the shareholder as it appears on the register.

NOTE:            This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and the Corporation may require, must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario or Calgary, Alberta.  The securities and any cheque resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and cheque resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print)

Street Address or P.O. Box

Signature of Shareholder

City, Province and Postal Code

Signature Guaranteed by

NOTE:            If this Retraction Request is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX “F”

VALUATIONS AND FAIRNESS OPINION

See attached.

F-1

RBC Capital Markets® RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, ON M5J 2W7 Telephone: 416-842-2000 September 22, 2011 The Special Committee of the Board of Directors Minera Andes Inc. 99 George St., 3rd Floor Toronto, ON M5A 2N4 To the Special Committee: RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Mr. Robert McEwen (“Mr. McEwen”), Chairman, Chief Executive Officer and largest shareholder of both Minera Andes Inc. (“Minera” or the “Company”) and US Gold Corporation (“US Gold”) proposed in June, 2011, a business combination between the Company and US Gold (the “Transaction”), whereby, holders of the common shares of Minera (“Shareholders” and “Shares”, respectively) would receive 0.4 shares of US Gold common stock for each Share held. The Company and US Gold subsequently announced on September 2, 2011, a revised exchange ratio whereby, the Shareholders would receive 0.45 shares of US Gold common stock for each Share held. On September 22, 2011, the Company and US Gold propose to enter into an arrangement agreement (the “Arrangement Agreement”) in respect of the Transaction, pursuant to which US Gold will acquire all of the outstanding Shares and each Shareholder will receive 0.45 (the “Exchange Ratio”) exchangeable shares to be issued by a subsidiary of US Gold (the “Exchangeable Shares”) for each Share held (the “Consideration”). Each Exchangeable Share will be exchangeable, subject to certain requirements and limitations, for one share of US Gold common stock. The terms of the Transaction will be more fully described in an information circular (the “Circular”), which will be mailed to the Shareholders in connection with the Transaction. RBC also understands that each of the directors and officers of the Company (including Mr. McEwen), who in aggregate hold an approximate 32% equity interest in the Company, and each of the directors and officers of US Gold (including Mr. McEwen), who in aggregate hold an approximate 22% equity interest in US Gold, propose to enter into a voting agreement (“Voting Agreement”) with the Company and US Gold to be dated September 22, 2011, pursuant to which each of them will agree to vote all of the Shares and shares of US Gold common stock (as applicable) held by them, including Shares or shares of US Gold common stock issuable on the exercise of all options to purchase Shares or shares of US Gold common stock (as applicable), in favour of the Transaction. Mr. McEwen holds an approximate 30% equity interest in the Company and an approximate 21% equity interest in US Gold. RBC also understands that a committee (the “Special Committee”) of the board of directors (the “Board”) of the Company, all of the members of which are independent within the meaning of Multilateral Instrument 61-101 (“MI 61-101”), has been constituted to consider the Transaction and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the Transaction is a business combination within the meaning of MI 61-101. The Special Committee has F-2

- 2 -  retained RBC to provide advice and assistance to the Special Committee in evaluating the Transaction, including the preparation and delivery to the Special Committee of formal valuations of the Shares (the “Share Valuation”) and the Consideration (the “Consideration Valuation” and together with the Share Valuation, the “Valuations”) in accordance with the requirements of MI 61-101 and RBC’s opinion (the “Fairness Opinion”) as to the fairness of the Exchange Ratio from a financial point of view to the Shareholders other than Mr. McEwen (the “Minority Shareholders”). The Valuations and Fairness Opinion have been prepared in accordance with the guidelines of the Investment Industry Regulatory Organization of Canada. All dollar amounts herein are expressed in United States (“U.S.”) dollars, unless stated otherwise. Engagement The Special Committee initially contacted RBC regarding a potential advisory assignment on July 5, 2011, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the “Engagement Agreement”) dated July 12, 2011. The terms of the Engagement Agreement provide that RBC is to be paid C$1,250,000 for the Valuations and Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Valuations and Fairness Opinion in their entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and in the U.S. Relationship With Interested Parties Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, US Gold, Mr. McEwen or any of their respective associates or affiliates. Except pursuant to the Engagement Agreement, RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, US Gold, Mr. McEwen or any of their respective associates or affiliates, within the past two years. There are no understandings, agreements or commitments between RBC and any of the Company, US Gold, Mr. McEwen or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, US Gold, Mr. McEwen or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuations or the Fairness Opinion or the successful outcome of the Transaction. RBC does not have any material financial interest in the Transaction. Royal Bank of Canada, of which RBC is a wholly-owned subsidiary, provides certain banking services to US Gold and Mr. McEwen in the normal course of business. RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, US Gold or any of their or Mr. McEwen’s respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, US Gold, Mr. McEwen’s associates or affiliates or the Transaction. RBC CAPITAL MARKETS F-3

- 3 - Credentials of RBC Capital Markets RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the U.S. and internationally. The Valuations and the Fairness Opinion expressed herein represent the opinions of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters. Scope of Review In connection with our Valuations and Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following: 1. the most recent draft, dated September 21, 2011, of the Arrangement Agreement; 2. the most recent draft, dated September 20, 2011, of the Voting Agreement; 3. audited financial statements of each of the Company and US Gold for each of the five years ended December 31, 2006, 2007, 2008, 2009 and 2010; 4. the unaudited interim financial statements and reports of each of the Company and US Gold for each of the quarters ended March 31, 2011 and June 30, 2011; 5. annual reports of the Company and Form 10-Ks of US Gold for each of the two years ended December 31, 2009 and 2010; 6. the Notices of Annual General and Special Meeting of Shareholders and Management Information Circulars of the Company and Notices of Annual Meeting of Shareholders and Proxy Statements of US Gold for each of the two years ended December 31, 2009 and 2010; 7. annual information forms of the Company for each of the two years ended December 31, 2009 and 2010; 8. historical financial results for the Company’s 49% owned subsidiary Minera Santa Cruz S.A. (“MSC”) for 2009 and 2010, MSC’s operational information for the six months ended June 30, 2011 and MSC’s capital expenditure budget for 2011 (collectively, “MSC Financial & Operational Information”); 9. the technical report prepared by P&E Mining Consultants Inc. (“P&E”) in accordance with National Instrument 43-101 (“NI 43-101”) in respect of the San Jose mine (the “San Jose Mine”) for the Company, dated December 22, 2010, titled “Technical Report on the San Jose Silver-Gold Mine Santa-Cruz, Argentina” (the “San Jose Report”); 10. the audit reports prepared by P&E for the Company, dated July 22, 2011 and August 8, 2011, each titled “Audit Report on the Mineral Resources and Mineral Reserves of the San Jose Silver-Gold Mine Santa Cruz, Argentina” (the “San Jose Audit Reports”); 11. the preliminary assessment report prepared by Samuel Engineering Inc. in accordance with NI 43-101 in respect of the Los Azules property (the “Los Azules Project”) for the Company, dated December 16, 2010, titled “Updated Preliminary Assessment Los Azules Project, San Juan Province, Argentina” (the “Los Azules Report”); 12. the preliminary assessment report prepared by Pincock, Allen & Holt in accordance with NI 43-101 in respect of the El Gallo property (the “El Gallo Project”) for US Gold, dated February 11, 2011, titled “Preliminary Economic Assessment for the El Gallo District, Sinaloa State, Mexico” (the “El Gallo Report”); RBC CAPITAL MARKETS F-4

- 4 - 13. the report prepared by US Gold, dated August 26, 2011, titled “A revised path to production: El Gallo Project, Sinaloa State, Mexico” (the “US Gold El Gallo Report (August 2011)”); 14. the preliminary assessment report prepared by Telesto Nevada Inc. (“Telesto”) in accordance with NI 43-101 for US Gold, dated April 15, 2010, titled “NI 43-101 Preliminary Assessment of US Gold Corporation’s Gold Bar Project, including Gold Pick, Gold Ridge, Cabin Creek and Hunter, Eureka County, Nevada” (the “Gold Bar Report”); 15. the technical report prepared by Telesto in accordance with NI 43-101 in respect of the New Pass property (the “New Pass Project”) for US Gold, dated December 23, 2009, titled “NI 43-101 Technical Report for the New Pass Project, Churchill County, Nevada” (the “New Pass Report”); 16. the technical report prepared by Telesto in accordance with NI 43-101 for US Gold, dated July 1, 2009, titled “NI 43-101 Technical Report for the Limousine Butte Project, White Pine County, Nevada” (the “Limo Report”); 17. the technical report prepared by Ore Reserves Engineering in accordance with Form 43-101F1 in respect of the Tonkin property (the “Tonkin Project”) for US Gold, dated May 16, 2008, titled “Technical Report on the Tonkin Project located in Eureka County, Nevada” (the “Tonkin Report”); 18. the preliminary information prepared by SRK Consulting, dated August 3, 2011, regarding resources and operating costs for certain of US Gold’s properties in Nevada, namely, Gold Pick, Gold Ridge and Cabin Creek (the “Gold Bar Project” and the “Gold Bar Project Information (SRK)”); 19. the report prepared by Duff & Phelps, LLC (“Duff & Phelps”) for US Gold, dated February 24, 2010, titled “US Gold Corporation, Estimation of Fair Value of the US Mineral Interests, As of November 1, 2009” (the “Duff & Phelps Report”); 20. discussions with senior management of each of the Company, MSC and US Gold; 21. discussions with the external technical consultants of each of the Company and US Gold, namely, P&E (San Jose Mine), MTB Project Management Professionals Inc. (Los Azules Project), Pincock, Allen & Holt (El Gallo Project), Telesto and SRK Consulting (Gold Bar Project); 22. discussions with the Company’s Canadian legal counsel and the Special Committee’s legal counsel; 23. public information relating to the business, operations, financial performance and stock trading history of the Company, US Gold and other selected public companies considered by us to be relevant; 24. public information with respect to other transactions of a comparable nature considered by us to be relevant; 25. public information regarding the base and precious metals mining industry; 26. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company and US Gold as to the completeness and accuracy of the information upon which the Valuations and Fairness Opinion are based; and 27. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances. RBC CAPITAL MARKETS F-5

- 5 - RBC has not, to the best of its knowledge, been denied access by the Company or US Gold to any information requested by RBC. As the auditors of each of the Company and US Gold declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of each of the Company and US Gold and the reports of the auditors thereon. Prior Valuations The Company has represented to RBC that there have not been any prior valuations (as defined in MI 61-101) of the Company or its material assets or its securities in the past twenty-four month period. US Gold has represented to RBC that there have not been any prior valuations (as defined in MI 61-101) of US Gold or its material assets or its securities in the past twenty-four months period except as noted herein. US Gold engaged Duff & Phelps in December 2009 in order to estimate the fair value of certain of its mineral properties in accordance with the provisions of Accounting Standards Codification 360. The Duff & Phelps Report estimated fair value of certain U.S. based mineral properties (“US Mineral Interests”) held by US Gold as of November 1, 2009. A copy of this report is available from the office of US Gold. The US Mineral Interests comprised the following gold complexes located in the state of Nevada: Tonkin complex, Gold Bar complex, Limousine Butte complex (“Limo Project”), Battle Mountain complexes (North, East and West) and other properties. Duff & Phelps utilized a market approach (land value multiple per square mile) to estimate the fair value of US Mineral Interests as of November 1, 2009 at $297.9 million. RBC reviewed the Duff & Phelps Report but did not rely on it in preparing the Valuations and Fairness Opinion because: (1) RBC does not believe that the land value per square mile methodology for financial assessment is appropriate given other and more recent valuation approaches available to it, (2) RBC had access to resource evaluations for certain properties from external technical consultants, namely, Tonkin Report, Limo Report and New Pass Report, as well as the Gold Bar Report and the Gold Bar Project Information (SRK), and (3) RBC had access to information as of 2011 versus the 2009 data used in the Duff & Phelps Report. Assumptions and Limitations With the Special Committee’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of the Company and US Gold, and their consultants and advisors (collectively, the “Information”). The Valuations and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information in respect of the Company, its subsidiaries or the Transaction (as defined above, but excluding projections, estimates and forecasts, which have been made in good faith and based on reasonable assumptions) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Valuations and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of RBC CAPITAL MARKETS F-6

- 6 - the Company, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuations or Fairness Opinion. Senior officers of US Gold have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information in respect of US Gold, its subsidiaries or the Transaction (as defined above, but excluding projections, estimates and forecasts, which have been made in good faith and based on reasonable assumptions) provided orally by, or in the presence of, an officer or employee of US Gold or in writing by US Gold or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Valuations and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of US Gold, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of US Gold, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of US Gold or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuations or Fairness Opinion. In preparing the Valuations and Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the disclosure provided or incorporated by reference in the Circular with respect to the Company, US Gold, their subsidiaries and affiliates and the Transaction will be accurate in all material respects. The Valuations and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, US Gold and their subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of each of the Company and US Gold. In its analyses and in preparing the Valuations and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction. The Valuations and Fairness Opinion have been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Valuations and Fairness Opinion are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuations or Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuations or Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Valuations or Fairness Opinion. RBC CAPITAL MARKETS F-7

- 7 -RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuations or Fairness Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuations nor the Fairness Opinion are to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Transaction. Overview of the Company The Company is listed on the Toronto Stock Exchange and also trades on the Over-The-Counter markets in the U.S. It is a producer of gold and silver and explores for gold, silver, and copper. The Company’s operations are focused in Argentina. The Company’s only producing asset is the San Jose Mine, which is owned by MSC, in which Minera has a 49% equity interest and Hochschild Mining plc, which operates the San Jose Mine, has a 51% equity interest. The Company also has 100% ownership of the Los Azules Project, a copper exploration project in the San Juan province of Argentina. It represents one of the world’s largest undeveloped copper deposits. At present there is ongoing litigation regarding the Los Azules Project among the Company, TNR Gold Corporation (“TNR”) and MIM Argentina Exploraciones S.A. (“MIM”), a subsidiary of Xstrata plc. The Company has not estimated the potential financial impact from this litigation but notes that if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project. The Company also has 100% ownership of a portfolio of early stage exploration properties in Argentina (approximately 218,000 hectares) for which the Company has yet to file any technical reports compliant with NI 43-101 (“Minera Early Stage Exploration Properties”, Appendix A), including properties adjacent to Goldcorp Inc.’s Cerro Negro project. Mr. McEwen, the Chief Executive Officer of Minera, is also its largest shareholder with an approximate 30% equity interest. The following table summarizes the Company’s current reserves and resources. It is based on information from the technical reports and the San Jose Audit Reports prepared by the Company’s external technical consultants. RBC CAPITAL MARKETS F-8

- 8 - Mineral Reserves and Resources Contained Metal Gold Silver Copper Silver Eq.(1) (mm oz) (mm oz) (bn Ibs) (mm oz) P&P Reserves San Jose Mine(2) 0.3 21.3 - 38.4 Los Azules Project - - - - Total 0.3 21.3 - 38.4 M&I Resources(3) San Jose Mine(2) 0.2 17.5 - 31.4 Los Azules Project 0.3 7.5 2.2 305.0 Total 0.6 25.0 2.2 336.4 Inferred Resources San Jose Mine(2) 0.6 35.8 - 68.5 Los Azules Project 2.0 49.2 10.3 1,474.8 Total 2.6 85.0 10.3 1,543.2 Total Reserves and Resources San Jose Mine(2) 1.1 74.6 - 138.2 Los Azules Project 2.3 56.7 12.5 1,779.8 Grand Total 3.4 131.3 12.5 1,918.0 (1) Equivalence among copper, gold and silver was calculated using long-term trend (“Trend”) prices beyond 2015 (copper $2.51/lb, gold $1,130/oz and silver $19.79/oz). (2) Represents 100% of resources at the San Jose Mine. The Company has 49% indirect equity interest in the San Jose Mine. (3) M&l Resources exclude P&P reserves. For the six months ended June 30, 2011, the Company generated net income of $27.7 million. As at June 30, 2011, the Company had total assets of $224.8 million, cash and investments of $22.0 million and no debt. The Company has a current market capitalization of approximately $700 million. Overview of US Gold US Gold is listed on the Toronto Stock Exchange and the New York Stock Exchange. It is an exploration-stage company with properties in the U.S. and Mexico. The El Gallo Project in Mexico is a 100%-owned silver-gold project. US Gold’s 100%-owned Gold Bar Project in Nevada is located in the Cortez Trend and is located between Barrick Gold Corporation’s Cortez Mine and its Ruby Hill Mine. US Gold has other exploration properties in Nevada for which the respective technical reports include information about resources compliant with NI 43-101 but do not include economic information about extracting such resources. These properties include: the Tonkin Project, Hunter property (“Hunter Project”), Limo Project and the New Pass Project (collectively, the “US Gold Exploration Properties”, Appendix B). In addition, US Gold has a portfolio of early stage exploration properties in Nevada (approximately 156 sq. miles) for which US Gold has yet to file any technical reports compliant with NI 43-101 (“US Gold Early Stage Exploration Properties”, Appendix C). Mr. McEwen, the Chief Executive Officer of US Gold, is also its largest shareholder with an approximate 21% equity interest. The following table summarizes US Gold’s current resources. It is based on information from the technical reports prepared by US Gold’s external technical consultants. RBC CAPITAL MARKETS F-9

- 9 - Mineral Resources Contained Metal Gold Silver Silver Eq.(1) (mm oz) (mm oz) (mm oz) M&I Resources El Gallo Project 0.5 39.8 70.8 Gold Bar Project(2) 1.0 - 54.8 Tonkin Project 1.4 - 82.6 Hunter Projectl 0.0 - 0.8 Limo Project 0.2 - 13.8 New Pass Project 0.3 2.7 20.6 Total 3.5 42.4 243.4 Inferred Resources El Gallo Project 0.0 19.7 21.0 Gold Bar Project 0.0 - 1.1 Tonkin Project 0.3 - 17.8 Hunter Project 0.0 - 0.1 Limo Project 0.1 - 2.9 New Pass Project - - 0.0 Total 0.4 19.7 42.9 Total Resources El Gallo Project 0.6 59.5 91.8 Gold Bar Project(2) 1.0 - 55.9 Tonkin Project 1.8 - 100.3 Hunter Project 0.0 - 1.0 Limo Project 0.3 - 16.7 New Pass Project 0.3 2.7 20.6 Grand Total 3.9 62.1 286.3 (1) Equivalence between gold and silver was calculated using Trend prices (gold $1,130/oz and silver $19.79/oz). (2) The Gold Bar Project’s resources noted above are based on the information from the Gold Bar Report. RBC’s financial analysis of the Gold Bar Project is based on the more recent preliminary information from the Gold Bar Project Information (SRK), which excludes the run-of-mine ore from the Gold Bar Report and estimates total M&l contained gold of approximately 0.6 million ounces and total inferred contained gold of approximately 0.2 million ounces. For the six months ended June 30, 2011, US Gold generated a net loss of $21.9 million. As at June 30, 2011, it had total assets of $347.7 million, cash and investments of $91.3 million and no debt. US Gold has a current market capitalization of approximately $775 million. Definition of Fair Market Value For purposes of the Valuations, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Shares or the Consideration to reflect the liquidity of the Shares or the Consideration, the effect of the Transaction or the fact that the Shares held by the Minority Shareholders do not form part of a controlling interest. Valuation of the Shares and Consideration Valuation Methods RBC valued the Shares and the Consideration on a going concern basis relying primarily on the net asset value (“NAV”) analysis given the current stage of development of the various assets of RBC CAPITAL MARKETS F-10

- 10 - the Company and US Gold. The comparable precedent transactions analysis and market trading multiples analysis were used in order to value certain assets of the Company and US Gold as part of undertaking the NAV analysis. Net Asset Value Analysis The NAV approach allows for the separate assessment of all assets and liabilities on a proportionate ownership basis in the manner most appropriate to the nature of the particular asset or liability. The NAV analysis incorporates the use of the discounted cash flow (“DCF”) analysis, comparable precedent transactions analysis and market trading multiples analysis to determine asset values. Adjustments are made for balance sheet items including debt and other investments. These adjustments are either added to or subtracted from the asset values to arrive at the NAV for the Company and US Gold. In conducting the NAV analysis, RBC primarily relied on a life-of-mine DCF analysis of certain assets of the Company, namely, its interest in the San Jose Mine, and of US Gold, namely, the El Gallo Project and the Gold Bar Project. RBC also relied on DCF analysis to value unallocated corporate expenses at the Company and US Gold. RBC relied primarily on comparable precedent transactions analysis and market trading multiples analysis to value the Los Azules Project. RBC relied primarily on market trading multiples analysis to value the US Gold Exploration Properties. When valuing the Minera Early Stage Exploration Properties and the US Gold Early Stage Exploration Properties, RBC reviewed the available financial and operational information for such properties and applied its capital markets judgment as there was insufficient information regarding such assets to make reasonable assumptions about future operations. Discounted Cash Flow Analysis The DCF approach takes into account the amount, timing and relative certainty of projected unlevered, after-tax free cash flows expected to be generated by the relevant assets of each of the Company and US Gold over their life. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows and discount rates applied to those future cash flows. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used. Commodity Price Assumptions With respect to commodity prices, RBC relied predominantly on equity research analyst consensus estimates, which were different from those used in the technical reports prepared by the external technical consultants regarding the mining assets of the Company and US Gold. The commodity price assumptions used in RBC’s analysis for the forecast period of 2011 to 2015 and the Trend prices are provided below. RBC assumed that long-term values for commodity prices remained fixed at Trend levels. Years Ending December 31, 2011E 2012E 2013E 2014E 2015E Trend Gold Price (US$/oz) $1,472 $1,501 $1,421 $1,325 $1,174 $1,130 Silver Price (US$/oz) 35.86 35.95 31.20 26.38 23.36 19.79 Copper Price (US$/lb) 4.39 4.40 3.92 3.75 3.61 2.51 RBC CAPITAL MARKETS F-11

- 11 - Discount Rate Assumptions RBC selected the following range of discount rates to apply to the projected unlevered, after- tax real free cash flows for the various assets of each of the Company and US Gold and for their respective unallocated corporate expenses. 1. Company a. San Jose Mine (5% — 8%) b. Los Azules Project (8% — 14%) 2. US Gold a. El Gallo Project (7% — 10%) b. Gold Bar Project (7% — 10%) 3. Unallocated corporate expenses (10%) RBC believes that these ranges of discount rates reflect the risk inherent in each of the Company's and US Gold's assets based on their current stage of development and their geographic location. The range used for the San Jose Mine also reflects the non-operating, minority interest nature of the Company's investment. The range used for the Los Azules Project also reflects the risks associated with the ongoing litigation among the Company, TNR and MIM as well as potential execution risks involved in its development. RBC also believes that these ranges are representative of those used by financial and industry participants in evaluating assets of this nature. Net Asset Value Analysis of the Shares Each of the Company's mining assets, namely, the San Jose Mine, Los Azules Project and Minera Early Stage Exploration Properties are assessed separately. San Jose Mine Discounted Cash Flow Analysis Assumptions RBC performed a life-of-mine DCF analysis of the San Jose Mine based on projected unlevered, after-tax real free cash flows. As a basis for the development of the projected future cash flows, RBC reviewed the San Jose Report, which assumed production until 2013, the San Jose Audit Reports and the MSC Financial & Operational Information. RBC also conducted meetings with the management of each of the Company and MSC and the external technical consultants of the Company. RBC developed its own base case (the "RBC Base Case San Jose Mine", Appendix D) for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the San Jose Report and San Jose Audit Reports and a review of the MSC Financial & Operational Information. The RBC Base Case San Jose Mine covered the production period from 2011 through to 2018. RBC's DCF analysis also reflected the Company's advances to, as well as its 49% indirect ownership interest in, the San Jose Mine. In preparing the RBC Base Case San Jose Mine, RBC generally accepted the resources to reserves conversion rates and adjustments based on the San Jose Audit Reports and the metal recovery rates, operating costs, capital expenditures, tax rate and tax pools information based on MSC's operating results for the six months ended June 30, 2011, MSC's capital expenditure budget for 2011 and discussions with the management of each of the Company and MSC. With respect to the commodity prices, RBC relied predominantly on equity research analyst consensus estimates as discussed above under "Net Asset Value Analysis — Commodity Price Assumptions". RBC CAPITAL MARKETS F-12

- 12 - Sensitivity Analysis In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case San Jose Mine free cash flows. Variables sensitized included discount rates, commodity prices, capital expenditures and operating costs. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach. Summary of Discounted Cash Flow Analysis The DCF approach, including taking into account the sensitivity analysis as described above, generates values in the range of $190 to $220 million for the Company’s advances to, as well as its 49% equity interest in, MSC. Comparable Precedent Transactions Analysis With respect to the San Jose Mine, RBC reviewed the available public information for selected precedent silver transactions (Appendix E). Due to the limited number of transactions in recent years, RBC reviewed seven transactions since 2006. RBC determined that each transaction is: (i) unique in terms of size, geographic location, commodity mix, stage of development and transaction structure and (ii) reflective of the strategic rationale of both the respective acquirer and target. The primary criteria used in analyzing these transactions are total acquisition costs per recoverable silver or silver-equivalent (where applicable) resource as a percent of silver spot price at the time of the transaction (“TAC as % of Ag Spot”) and enterprise value per attributable ounce of silver or silver-equivalent (where applicable) resource (“EV / In Situ Ag / Ag Eq. Oz”). A TAC as % of Ag Spot range of 35% — 40% was selected, representing a value range of $177 to $237 million. An EV / In Situ Ag / Ag Eq. Oz range of $1.50 — $2.00 / oz was selected, representing a value range of $102 to $135 million. Market Trading Multiples Analysis RBC considered selected silver mining companies (“Silver Producers”, Appendix F) with producing assets as the main peer group. San Jose Mine’s revenue is split approximately 60% / 40% between silver and gold; therefore, RBC also reviewed selected gold mining companies (“Gold Producers”, Appendix F). However, since the San Jose Mine is predominantly a silver mine, RBC focused the analysis on Silver Producers. As with the comparable precedent transactions, RBC determined that each company is unique in terms of size, geographic location, commodity mix and stage of development. RBC reviewed the market trading multiples of the selected publicly traded companies including adjusted market capitalization per recoverable silver or silver-equivalent (where applicable) ounce plus cash costs (“AMC / Rec Ag / Ag Eq. Oz + Cash Costs”) and EV / In Situ Ag / Ag Eq. Oz for the selected Silver Producers peer group. An AMC / Rec Ag / Ag Eq. Oz + Cash Costs range of $10.00 — $12.00 / oz was selected, representing a value range of $63 to $125 million. An EV / In Situ Ag / Ag Eq. Oz range of $3.00 — $4.00 / oz was selected, representing a value range of $203 to $271 million. RBC CAPITAL MARKETS F-13

- 13 - Summary of Valuation for San Jose Mine RBC primarily relied on the DCF approach to assess the Company’s advances to, as well as its 49% equity interest in, MSC. The comparable precedent transactions analysis and market trading multiples analysis were used in order to corroborate the DCF approach. RBC’s analysis described above generates values in the range of $180 to $220 million for the Company’s advances to, as well as its 49% equity interest in, MSC. Los Azules Project Discounted Cash Flow Analysis Assumptions RBC performed a life-of-mine DCF analysis of the Los Azules Project based on projected unlevered, after-tax real free cash flows. As a basis for the development of the projected future cash flows, RBC reviewed the Los Azules Report, which assumed a 25 year mine life. RBC also conducted meetings with the management of the Company and its external technical consultants. RBC developed its own base case (the “RBC Base Case Los Azules Project”, Appendix G) for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the Los Azules Report. The RBC Base Case Los Azules Project covered the assumed production period from 2019 through to 2047, extending the mine life by approximately 4 years in comparison to the Los Azules Report. In preparing the RBC Base Case Los Azules Project, RBC generally accepted the assumptions used in the Los Azules Report except as noted herein. RBC incorporated the project timeline, applicable taxes and tax pools information in the RBC Base Case Los Azules Project based on discussions with the Company and its external technical consultants. The operating assumptions for extending the mine life were broadly in line with the life-of-mine assumptions underlying the Los Azules Report. RBC also estimated a pre-development cost of $3 million in 2015, the assumed first year of project development. With respect to the commodity prices, RBC relied predominantly on equity research analyst consensus estimates as discussed above under “Net Asset Value Analysis — Commodity Price Assumptions”. Sensitivity Analysis In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case Los Azules Project free cash flows. Variables sensitized included discount rates, commodity prices, capital expenditures and operating costs. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach. Summary of Discounted Cash Flow Analysis The DCF approach, including taking into account the sensitivity analysis as described above, generates values in the range of ($62) to $649 million for the Los Azules Project. Comparable Precedent Transactions Analysis With respect to the Los Azules Project, RBC reviewed the available public information for selected precedent copper transactions (Appendix H). RBC determined that each transaction is: (i) RBC CAPITAL MARKETS F-14

- 14 - unique in terms of size, geographic location, commodity mix, stage of development and transaction structure and (ii) reflective of the strategic rationale of both the respective acquirer and target. The primary criteria used in analyzing these transactions are total acquisition cost per recoverable copper or copper-equivalent (where applicable) resource as a percent of copper spot price at the time of the transaction (“TAC as % of Cu Spot”) and enterprise value per attributable pound of copper or copper-equivalent (where applicable) resource (“EV / In Situ Cu / Cu Eq. lb”). Due to its large in situ resource, the value of the Los Azules Project is highly sensitive to the application of resource multiples. A TAC as % of Cu Spot range of 30% — 31% was selected, representing a value range of $105 to $562 million. An EV / In Situ Cu / Cu Eq. lb range of $0.02 — $0.04 / lb was selected, representing a value range of $280 to $561 million. Market Trading Multiples Analysis RBC considered selected copper mining companies (Appendix I) as the main peer group for the Los Azules Project. As with the comparable precedent transactions, RBC determined that each company is unique in terms of size, geographic location, commodity mix and stage of development. RBC reviewed the market trading multiples of the selected publicly traded companies including adjusted market capitalization per recoverable copper or copper-equivalent (where applicable) pound plus cash costs (“AMC / Rec Cu / Cu Eq. lb + Cash Costs”) and EV / In Situ Cu / Cu Eq. lb. Due to its large in situ resource, the value of the Los Azules Project is highly sensitive to the application of resource multiples. An AMC / Rec Cu / Cu Eq. lb + Cash Costs range of $1.20 — $1.22 / lb was selected, representing a value range of $71 to $299 million. An EV / In Situ Cu / Cu Eq. lb range of $0.01 — $0.02 / lb was selected, representing a value range of $140 to $280 million. Summary of Valuation for Los Azules Project Given the development stage of the Los Azules Project, RBC primarily relied on the comparable precedent transactions analysis and market trading multiples analysis in order to value it and used the DCF approach to corroborate the results. RBC’s analysis described above generates values in the range of $75 to $300 million for the Los Azules Project. Minera Early Stage Exploration Properties With respect to the Minera Early Stage Exploration Properties (Appendix A) that represent an area of approximately 218,000 hectares in Argentina and for which the Company has yet to file any technical reports compliant with NI 43-101, the following items were taken into consideration: (1) carrying value of approximately $6 million as of June 30, 2011, (2) equity research analyst estimate for the Company’s exploration properties of approximately $100 million, (3) RBC’s capital markets judgment of where these non-resource properties might be valued as a standalone entity, (4) proximity of a part of these properties (approximately 54,000 hectares in Santa Cruz province in Argentina) to the Cerro Negro project (however, based on discussions with the Company management, none of the drilling to date on the Company’s properties in the Santa Cruz province has encountered mineralization of economic significance), and (5) based on discussions with the Company management, no significant drilling activity has been undertaken on the other properties included within the Minera Early Stage Exploration Properties. Based on an assessment of these factors, RBC has estimated the range of values for such properties at approximately $25 to $50 million. RBC CAPITAL MARKETS F-15

- 15 - Other Items In arriving at a gross asset value for the Company under the NAV analysis, RBC accounted for the net effect of estimated unallocated corporate expenses incurred by the Company. In order to arrive at a net asset value from the gross asset value, RBC made adjustments for the Company’s cash and debt balances as at June 30, 2011. Company — Summary of NAV Analysis Project Ownership Value (US$ millions) Value / Share (US$/sh) Low High Low High San Jose Mine 49% $180 $220 $0.63 $0.77 Los Azules Project 100% 75 300 0.26 1.05 Minera Early Stage Exploration Properties 100% 25 50 0.09 0.18 Total Assets $280 $570 $0.98 $2.00 Corporate Adjustments Add: Cash $22 $0.08 Less: Debt - - Less: Corp SG&A(1) (45) (0.16) Total $257 $547 $0.90 $1.92 Selected Range $0.90 $1.90 (1) Estimated based on annualizing the Company’s SG&A for the six months ended June 30, 2011 and utilizing an annuity formula over 30 years at a 10% discount rate; tax-effected at 31% based on the statutory rate as per the Company’s 2010 annual report. Benefits to Mr. McEwen from US Gold Acquiring the Shares Held by the Minority Shareholders In arriving at our opinion of the value of the Shares, we reviewed and considered whether any distinctive material value will accrue to Mr. McEwen, the largest shareholder of both the Company and US Gold, through US Gold’s acquisition of all the Shares held by Minority Shareholders as contemplated in the Transaction. We concluded that there were no material specific operational or financial benefits that would accrue to Mr. McEwen. His equity ownership in the combined company would be approximately 25% versus current equity ownership in the Company and US Gold of approximately 30% and 21% respectively. The equity ownership split of the combined company between the shareholders of US Gold and the Company would be approximately 53% and 47%, respectively. Given the largely shared overhead costs of the Company and US Gold, no material synergies resulting from the Transaction were assumed. Share Valuation Conclusion Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the Shares is in the range of $0.90 to $1.90 per Share. Net Asset Value Analysis of the Consideration In order to assess the value of the Consideration, RBC has assessed separately the value of each of US Gold’s mining assets, namely, the El Gallo Project, Gold Bar Project, US Gold Exploration Properties and US Gold Early Stage Exploration Properties. RBC CAPITAL MARKETS F-16

- 16 - El Gallo Project Discounted Cash Flow Analysis Assumptions RBC performed a life-of-mine DCF analysis of the EI Gallo Project based on projected unlevered, after-tax real free cash flows. As a basis for the development of the projected future cash flows, RBC reviewed the EI Gallo Report, which assumed a 6 year mine life. RBC also conducted meetings with the management of US Gold and its external technical consultants. RBC developed its own base case (the “RBC Base Case El Gallo Project”, Appendix J) for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the El Gallo Report. The RBC Base Case El Gallo Project covered the production period from 2015 through to 2023, extending the mine life by approximately 3 years in comparison to the El Gallo Report. In preparing the RBC Base Case El Gallo Project, RBC generally accepted the assumptions used in the EI Gallo Report except as noted herein. RBC incorporated the project timeline, applicable taxes and tax pools information in the RBC Base Case El Gallo Project based on discussions with US Gold and its external technical consultants. The operating assumptions for extending the mine life were broadly in line with the life-of-mine assumptions underlying the EI Gallo Report. RBC also estimated a pre-development cost of $3 million in 2013, the assumed first year of project development and mine reclamation capital expenditure of approximately $5 million in 2024. With respect to the commodity prices, RBC relied predominantly on equity research analyst consensus estimates as discussed above under “Net Asset Value Analysis — Commodity Price Assumptions”. RBC also reviewed the US Gold El Gallo Report (August 2011), which proposed to begin development of certain assets of the El Gallo Project in 2012. However, RBC did not consider this report in its analysis since there was no updated external technical report available that reflected in detail the operational impact on the El Gallo Project from accelerated development. Sensitivity Analysis In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case EI Gallo Project free cash flows. Variables sensitized included discount rates, commodity prices, capital expenditures and operating costs. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach. Summary of Discounted Cash Flow Analysis The DCF approach, including taking into account the sensitivity analysis as described above, generates values in the range of $95 to $135 million for the EI Gallo Project. Comparable Precedent Transactions Analysis With respect to the El Gallo Project, RBC reviewed the available public information for selected precedent silver transactions (Appendix E). Even though Magistral is a gold asset within the complex, the El Gallo Project is predominantly a silver project. Due to the limited number of transactions in recent years, RBC reviewed seven transactions since 2006. RBC determined that each transaction is: (i) unique in terms of size, geographic location, commodity mix, stage of development and transaction structure and (ii) reflective of the strategic rationale of both the respective acquirer and target. The primary criterion used in analyzing these transactions is EV / In Situ Ag / Ag Eq. Oz. RBC CAPITAL MARKETS F-17

- 17 - An EV / In Situ Ag / Ag Eq. Oz range of $1.50 — $2.00 / oz was selected, representing a value range of $138 to $184 million. Market Trading Multiples Analysis RBC considered selected silver companies (Appendix K) with development stage assets as the appropriate peer group for the El Gallo Project. As with the comparable precedent transactions, RBC determined that each company is unique in terms of size, geographic location, commodity mix and stage of development. RBC reviewed the market trading multiples of the selected publicly traded companies including AMC / Rec Ag / Ag Eq. Oz + Cash Costs and EV / In Situ Ag / Ag Eq. Oz. An AMC / Rec Ag / Ag Eq. Oz + Cash Costs range of $12.00 — $14.00 / oz was selected, representing a value range of $55 to $147 million. An EV / In Situ Ag / Ag Eq. Oz range of $1.00 — $2.00 / oz was selected, representing a value range of $92 to $184 million. Summary of Valuation for EI Gallo Project RBC primarily relied on the DCF approach to assess the value of the EI Gallo Project. The comparable precedent transactions analysis and market trading multiples analysis were used in order to corroborate the DCF approach. RBC’s analysis described above generates values in the range of $120 to $160 million for the EI Gallo Project. Gold Bar Project Discounted Cash Flow Analysis Assumptions RBC performed a life-of-mine DCF analysis of the Gold Bar Project based on projected unlevered, after-tax real free cash flows. As a basis for the development of the projected future cash flows, RBC reviewed the Gold Bar Report, which assumed a 5 year mine life, and the Gold Bar Project Information (SRK). RBC also conducted meetings with the management of US Gold and its external technical consultants. RBC developed its own base case (the “RBC Base Case Gold Bar Project”, Appendix L) for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the Gold Bar Report and the Gold Bar Project Information (SRK). The RBC Base Case Gold Bar Project covered the production period from 2016 through to 2023, extending the mine life by approximately 3 years in comparison to the Gold Bar Report. In preparing the RBC Base Case Gold Bar Project, RBC generally accepted the resources, metal recovery rates and operating cost assumptions used in the Gold Bar Project Information (SRK). RBC based its capital expenditure assumptions on the Gold Bar Report. RBC incorporated the project timeline, applicable taxes and tax pools information in the RBC Base Case Gold Bar Project based on discussions with US Gold and its external technical consultants. The operating assumptions for extending the mine life were broadly in line with the life-of-mine assumptions underlying the Gold Bar Project Information (SRK) and the Gold Bar Report. RBC also estimated a pre-development cost of $3 million in 2015, the assumed first year of project development. With respect to the commodity prices, RBC relied predominantly on equity research analyst consensus estimates as discussed above under “Net Asset Value Analysis — Commodity Price Assumptions”. RBC CAPITAL MARKETS F-18

- 18 - Sensitivity Analysis In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case Gold Bar Project free cash flows. Variables sensitized included discount rates, commodity prices, capital expenditures and operating costs. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach. Summary of Discounted Cash Flow Analysis The DCF approach, including taking into account the sensitivity analysis as described above, generates values in the range of $65 to $95 million for the Gold Bar Project. Comparable Precedent Transactions Analysis With respect to the Gold Bar Project, RBC reviewed the available public information for selected precedent gold transactions (Appendix M). RBC determined that each transaction is: (i) unique in terms of size, geographic location, commodity mix, stage of development and transaction structure and (ii) reflective of the strategic rationale of both the respective acquirer and target. The primary criteria used in analyzing these transactions are total acquisition cost per recoverable gold or gold-equivalent (where applicable) resource (“TAC / Rec Au / Au Eq. Oz”) and enterprise value per attributable ounce of gold or gold-equivalent (where applicable) resource (“EV / In Situ Au / Au Eq. Oz”). A TAC / Rec Au / Au Eq. Oz range of $800 — $900 / oz was selected, representing a value range of $26 to $92 million. An EV / In Situ Au / Au Eq. Oz range of $75 — $125 / oz was selected, representing a value range of $60 to $101 million. Market Trading Multiples Analysis RBC reviewed the market trading multiples of selected publicly traded companies (Appendix N) including adjusted market capitalization per recoverable gold or gold-equivalent (where applicable) ounce plus cash costs (“AMC / Rec Au / Au Eq. Oz + Cash Costs”) and EV / In Situ Au / Au Eq. Oz. RBC considered selected gold mining companies as the main peer group for the Gold Bar Project. As with the comparable precedent transactions, RBC determined that each company is unique in terms of size, geographic location, commodity mix and stage of development. An AMC / Rec Au / Au Eq. Oz + Cash Costs range of $800 — $850 / oz was selected, representing a value range of $26 to $59 million. An EV / In Situ Au / Au Eq. Oz range of $75 — $125 / oz was selected, representing a value range of $60 to $101 million. Summary of Valuation for Gold Bar Project RBC primarily relied on the DCF approach to assess the value of the Gold Bar Project. The comparable precedent transactions analysis and market trading multiples analysis were used in order to corroborate the DCF approach. RBC’s analysis described above generates values in the range of $65 to $100 million for the Gold Bar Project. RBC CAPITAL MARKETS F-19

- 19 - US Gold Exploration Properties The US Gold Exploration Properties contain a total estimated 2.4 million oz of gold equivalent resources (Appendix B). To assess the value of such assets with delineated resources but no associated economic analysis, RBC applied an EV / In Situ Au / Au Eq. Oz multiple. Based on the average and median resource multiple of selected comparable junior gold exploring companies, a multiple range between $30 — $50 / oz was applied to NI 43-101 compliant gold-equivalent resources. Using this methodology, RBC estimated the combined value of the US Gold Exploration Properties containing NI 43-101 compliant resources to be in the range of $75 to $120 million. US Gold Early Stage Exploration Properties With respect to the US Gold Early Stage Exploration Properties (Appendix C) that represent an area of approximately 156 sq. miles in Nevada, U.S. and for which US Gold has yet to file any technical reports compliant with NI 43-101, the following items were taken into consideration: (1) carrying value of approximately $155 million as of June 30, 2011, (2) equity research analyst estimate for US Gold’s exploration properties of approximately $136 million, (3) estimated value of approximately $190 million using a land value per sq. mile multiple of approximately $1.2 million based on the Duff & Phelps Report, and (4) RBC’s capital markets judgment of where these non- resource properties might be valued as a standalone entity. Based on an assessment of these factors, RBC has estimated the range of values for such properties at approximately $20 to $40 million. Other Items In arriving at a gross asset value for US Gold under the NAV analysis, RBC accounted for the net effect of estimated unallocated corporate expenses incurred by US Gold. In order to arrive at a net asset value from the gross asset value, RBC made adjustments for US Gold’s cash and debt balances as at June 30, 2011, and the purchase by US Gold of certain claims on some of its properties in July 2011 for approximately C$8 million. US Gold — Summary of NAV Analysis Project Ownership Value (US$ millions) Value / Share (US$/sh) Low High Low High EI Gallo Project 100% $120 $160 $0.85 $1.13 Gold Bar Project 100% 65 100 0.46 0.71 US Gold Exploration Properties 100% 75 120 0.53 0.85 US Gold Early Stage Exploration Properties 100%(1) 20 40 0.14 0.28 Total Assets $280 $420 $1.98 $2.96 Corporate Adjustments Add: Cash(2) $83 $0.58 Less: Debt - - Less: Corp SG&A(3) (46) (0.32) Total $317 $457 $2.24 $3.23 Selected Range $2.25 $3.25 (1) 100% ownership for all properties except for 30% ownership in Patty in the Tonkin Complex (Appendix C). (2) Pro forma the acquisition by US Gold in July 2011 of certain claims on some of its properties from Gold Standard Royalty (Nevada) Inc. for C$5.9 million and the Simpson family for C$2.5 million. (3) Estimated based on annualizing US Gold’s SG&A for the six months ended June 30, 2011 and utilizing an annuity formula over 30 years at a 10% discount rate; tax-effected at 35% based on the statutory rate as per US Gold’s 2010 annual report. RBC CAPITAL MARKETS F-20

- 20 - Consideration Valuation Conclusion Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of US Gold is in the range of $2.25 to $3.25 per share. Applying the Exchange Ratio to this value range implies that the fair market value of the Consideration is in the range of $1.01 to $1.46 per Share. Fairness Opinion Factors Considered In considering the fairness of the Exchange Ratio from a financial point of view to the Minority Shareholders, we principally considered and relied upon the following: i) a comparison of the range of fair market values of the Consideration under the Consideration Valuation to the range of fair market values of the Shares under the Share Valuation; ii) a comparison of the premium implied by the Exchange Ratio, in relation to the price of the Shares on June 13, 2011, the day immediately prior to the announcement (the “Announcement”) of the Transaction, to the premiums implied by selected precedent merger-of-equals transactions; and iii) a comparison of the degree of control exercised by Mr. McEwen at the Company at present and at the combined organization under the Transaction. Comparison of the Value of Consideration to Value of the Shares The range of fair market values of the Consideration under the Consideration Valuation is within the range of fair market values of the Shares under the Share Valuation. Comparison of Premium Based on the Exchange Ratio to Premiums in Comparable Precedent Transactions Our review of other transactions in the Canadian equity market involving mergers-of-equals identified 19 such transactions with a value over $100 million over the past ten years. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the volume-weighted average price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows: Highest Lowest Mean Median 27% (9)% 2% 0% The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Transaction is difficult, we believe that the 19 transactions reviewed, in the aggregate, provide a useful comparison benchmark. Applying the Exchange Ratio to the $5.58 volume-weighted average market price of the US Gold shares on the day immediately prior to the Announcement represents a premium of approximately 15% to the $2.19 volume-weighted average market price (converted to US$ at RBC CAPITAL MARKETS F-21

- 21 - C$0.9779 per US$) of the Shares on the day immediately prior to the Announcement, which is within the range of premiums for similar transactions over the past ten years. Comparison of the Degree of Control Exercised by Mr. McEwen at the Company and at the Combined Organization under the Transaction Following completion of the Transaction, Mr. McEwen’s equity ownership in the combined organization would be approximately 25% versus his current equity ownership in the Company and US Gold of approximately 30% and 21%, respectively. This indicates that from the perspective of the Minority Shareholders the degree of control exercised by Mr. McEwen will not appreciably change as a result of the Transaction. Fairness Conclusion Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Minority Shareholders. Yours very truly, RBC Dominion Securities Inc. RBC DOMINION SECURITIES INC. RBC CAPITAL MARKETS F-22

- 22 - Appendix A — Minera Early Stage Exploration Properties (US$ millions, unless noted otherwise) Carrying Value Property Location % Owned Area (ha) As of June 30, 2011 Santa Cruz Argentina 100% 147,570 $5.6 San Juan Argentina 100% 54,634 0.5 Chubut Argentina 100% 1,480 - Catamarca Argentina 100% 14,083 - Total 217,767 $6.1 RBC CAPITAL MARKETS F-23

- 23 - Appendix B — US Gold Exploration Properties (US$ and millions unless noted otherwise) Property Location % Owned Sq. Miles Gold (mm oz) Silver (mm oz) Gold Eq. (mm oz) EV/oz ($/oz) Estimated Value Tonkin Project Nevada 100% 43.1 M&I 1.45 - 1.45 Inferred 0.31 - 0.31 Total 1.76 - 1.76 $30- $50 $52.7- $87.9 Hunter Project Nevada 100% 1.7 Indicated 0.01 - 0.01 Inferred 0.00 - 0.00 Total 0.02 - 0.02 $30- $50 $0.5- $0.8 Limo Project Nevada 100% 44.0 Resurrection Ridge / Golden Butte Valley M&I 0.20 - 0.20 Cadillac Valley Indicated 0.04 - 0.04 Coffee Mug Inferred 0.05 - 0.05 Total 0.29 - 0.29 $30- $50 $8.8- $14.6 New Pass Project Nevada 100% 3.5 M&I 0.31 2.65 0.36 $30- $50 $10.8- $18.0 Grand Total 92.3 2.38 2.65 2.43 $72.8- $121.3 Selected Range $75.0$120.0 RBC CAPITAL MARKETS F-24

- 24 - Appendix C — US Gold Early Stage Exploration Properties (US$ millions, unless noted otherwise) Carrying Value % Owned Sq. Miles As of June 30, 2011 Tonkin Complex Properties (Nevada) Cornerstone 100% 4.61 $5.4 Keystone 100% 9.91 12.9 Fye Canyon 100% 11.03 11.0 Pat Canyon 100% 5.49 6.2 Patty 30% 18.12 5.2 South Keystone 100% 0.90 1.0 Total Tonkin Complex 50.06 $41.8 Gold Bar Complex Properties (Nevada) Benmark 100% 1.99 $2.8 Celt 100% 20.08 21.9 Cottonwood 100% 6.81 4.7 Gold Bar Horst 100% 5.71 6.4 Goldstone 100% 4.42 2.1 Ian 100% 1.78 1.9 McClusky Pass 100% 7.82 8.7 Tonkin Summit 100% 5.68 6.7 Vermouth 100% 2.73 3.1 Gold Bar North 100% 0.59 0.7 Kobeh 100% 4.30 4.6 Roberts Creek 100% 3.02 2.5 Total Gold Bar Complex 64.93 $66.1 North Battle Mountain Complex Properties (Nevada) BMX Property 100% 16.40 $18.2 Total North Battle Mountain Complex 16.40 $18.2 East Battle Mountain Complex Properties (Nevada) Slaven Canyon 100% 2.01 $4.1 Total East Battle Mountain Complex 2.01 $4.1 West Battle Mountain Complex Properties (Nevada) Timber Creek/HITS 100% 7.61 $8.9 Fish Creek 100% 2.42 2.6 Total West Battle Mountain Complex 10.03 $11.5 Total Battle Mountain Complex 28.44 $33.7 Other U.S. Properties (Nevada) South Carlin 100% 2.01 $2.2 Squaw Creek 100% 4.72 4.0 Red Ridge 100% 3.97 4.4 Big Antelope Springs 100% 0.77 0.9 Kent Springs 100% 0.32 0.3 Buffalo Canyon 100% 1.08 1.7 Total Other Properties 12.87 $13.5 Grand Total 156.30 $155.1 RBC CAPITAL MARKETS F-25

- 25 - Appendix D - RBC Base Case San Jose Mine (at 100% Interest) (US$ millions) Years Ending December 31, 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E Free Cash Flow Net Revenue $289.0 $349.1 $294.9 $243.3 $201.4 $168.1 $156.4 $144.8 $0.0 EBITDA 192.2 230.9 179.8 127.0 86.0 53.3 41.9 30.5 - Capital Expenditure & Other (63.3) (53.0) (40.0) (40.0) (40.0) (18.4) (8.8) (5.7) (4.0) Unlevered Cash Taxes (22.4) (59.0) (40.3) (25.1) (12.2) (4.6) (5.2) (5.6) - Free Cash Flow $106.5 $118.9 $99.6 $62.0 $33.8 $30.2 $27.9 $19.2 ($4.0) Years Ending December 31, 2020E 2021E 2022E 2023E 2024E Free Cash Flow Net Revenue $0.0 $0.0 $0.0 $0.0 $0.0 EBITDA - - - - - Capital Expenditure & Other (0.8) (0.7) (0.3) (0.3) (0.3) Unlevered Cash Taxes - - - - - Free Cash Flow ($0.8) ($0.7) ($0.3) ($0.3) ($0.3) RBC CAPITAL MARKETS F-26

-26- Appendix E - Selected Silver Precedent Transactions Ann. Date Target Acquirer Equity Value(1,2) Enterprise Value(1,3) EV / In Situ Ag / Ag Eq. Oz(3,4) TAC / Rec Ag / Ag Eq. Oz(5) TAC as % of Ag Spots(6) TAC as a % of Long-Term Consensus (7) Price/NAV(8). P&P M&I Inventory ($M) ($M) ($/oz) ($/oz) ($/oz) ($/oz) (%) (%) (x) 24-Jun-11 ECU Silver Golden 365 336 n/a 9.09 0.87 12.35 36 66 1.3 Minerals 14-Oct-09 Aquiline Pan 611 590 n/a 0.71 0.59 6.51 36 51 0.9 Resources American 12-Feb-08 Greens Hecla 750 750 3.51 3.41 2.66 3.84 22 34 0.7 Creek Mine Mining 03-May-07 Palmarejo Coeur d'Alene 1,101 1,084 n/a 7.46 5.04 6.83 51 70 1.4 05-Apr-06 First Silver First 72 70 11.89 1.46 1.46 6.15 53 88 2.6 Reserve Majestic(9) 22-Mar-06 Manantial Pan 46 46 1.33 1.05 0.97 6.86 65 98 0.9 Espejo American 24-Feb-06 Western Glamis 1,106 1,075 1.06 0.52 0.40 4.74 48 69 1.1 Silver Gold Average 4.45 3.39 1.71 7.45 45 68 1.3 Average (Excluding High & Low) 2.42 2.82 1.31 7.24 45 69 1.1 (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on take-out methodology for options and warrants. (3) Enterprise Value ("EV") = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on silver or silver-equivalent (where applicable) ounces assuming consensus long-term commodity prices at the time of transaction announcement. (5) Represents Total Acquisition Cost ("TAC") per recoverable silver or silver-equivalent (where applicable) ounce where TAC = (transaction EV + identifiable development capex) / total recoverable in situ resources + cash costs per ounce. (6) Represents spot commodity prices at the time of transaction announcement. (7) Represents consensus long-term commodity prices at the time of transaction announcement. (8) Represents Net Asset Value as per consensus estimates at the time of transaction announcement. (9) Equity and enterprise value adjusted to represent 100%, although transaction was to acquire a 63% stake. RBC CAPITAL MARKETS F-27

- 27 - Appendix F – Selected Silver and Gold Producer Stage Comparable Companies Companies EV / In Situ Eq. Oz(1,3,4) AMC(5) / Rec Oz(6)+ Price / NAV(8) Equity Value (1,2) Enterprise Value(1,3) P & P M&l Inventory Cash Costs(7) ($M) ($M) ($/oz) ($/oz) ($/oz) ($/oz) (x) Silver Producers Hochschild(9) 2,844 1,820 22.55 6.38 3.61 11.99 1.3 Tahoe Resources 2,763 2,328 n/a 7.90 6.01 12.64 1.0 Hecla Mining(9) 2,069 1,707 5.34 3.29 2.18 6.13 0.9 Silver Standard(9,10) 2,018 1,556 3.86 0.80 0.61 10.77 0.7 Endeavour Silver(9) 1,123 1,004 nmf 15.74 8.86 20.99 2.7 Fortuna Silver 886 814 10.68 8.69 5.38 12.14 1.6 Average 10.61 7.13 4.44 12.44 1.4 Average (Excluding High and Low) 8.01 6.56 4.30 11.88 1.2 Gold Producers Allied Nevada(9) 3,893 3,612 212 121 95 526 0.9 Alamos 2,072 1,853 776 251 221 680 0.9 Catalpa(9,11) 1,313 1,161 326 206 142 961 1.0 Lake Shore 761 691 851 521 209 690 0.6 Allied Gold 691 666 197 125 77 781 0.7 Argonaut(9) 592 566 460 98 88 688 0.7 Silver Lake(9,12) 565 545 n/a 343 175 874 1.1 Jaguar 538 698 164 118 95 791 0.9 Timmins 478 489 368 340 200 754 1.1 Claude 378 346 nmf 177 116 865 0.8 Average 419 230 142 761 0.9 Average (Excluding High and Low) 390 210 140 765 0.9 (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on treasury stock method and share prices as at close on September 21, 2011. (3) EV = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on silver or silver-equivalent (where applicable) ounces for the Silver Producers peer group and gold or gold-equivalent (where applicable) ounces for the Gold Producers peer group assuming consensus long-term commodity prices of US$19.79/oz silver, US$1,130/oz gold, US$2.51/lb copper, US$0.97/lb zinc and US$0.90/lb lead and US$14.15/lb molybdenum. (5) Adjusted Market Capitalization (“AMC”) = EV - marked to market value of hedge book – non-metals net asset value + identifiable capex. (6) Represents recoverable silver or silver-equivalent (where applicable) ounces for the Silver Producers peer group and gold or gold-equivalent (where applicable) ounces for the Gold Producers peer group. (7) Based on the weighted average cash cost on a silver or silver-equivalent basis (where applicable) for the Silver Producers peer group and gold or gold-equivalent basis (where applicable) for the Gold Producers peer group. (8) Represents Net Asset Value as per consensus estimates. (9) Assumed recovery rates for certain assets based on peer group average. (10) Reported cash cost for San Luis converted from a US$ / oz Au Eq. basis to US$ / oz Ag Eq. basis using consensus long-term commodity prices. (11) Pro forma for the merger-of-equals with Conquest Mining, acquisition of Newcrest Mining’s assets and concurrent capital raise, announced on June 15, 2011. (12) Capex and/or cash costs for certain assets based on research consensus. RBC CAPITAL MARKETS F-28

- 28 - Appendix G - RBC Base Case Los Azules Project (US$ millions) Years Ending December 31, 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E Free Cash Flow Net Revenue EBITDA Capital Expenditure & Other Unlevered Cash Taxes Free Cash Flow $0.0 - (3.0) - $0.0 (1,014.5) $0.0 - (950.0) $0.0 (886.9) $1,450.7 935.1 (65.3) $1,160.3 674.7 (23.0) $1,121.0 653.6 (32.4) $1,081.1 $975.9 608.7 513.7 (43.5) (34.9) - (146.3) ($3.0) ($1,014.5) ($950.0) ($886.9) $869.8 $651.7 $621.2 $565.3 $332.5 Years Ending December 31, 2024E 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E Free Cash Flow Net Revenue EBITDA Capital Expenditure & Other Unlevered Cash Taxes Free Cash Flow $1,135.5 656.2 (33.2) (216.7) $1,067.2 596.3 (63.4) (193.4) $952.9 499.3 (27.5) (160.3) $784.0 378.1 (20.0) (119.4) $732.3 327.8 (63.4) (101.8) $694.4 292.7 (92.1) (81.9) $656.3 258.6 (42.8) (67.4) $796.0 372.7 (17.9) (112.6) $963.1 514.3 (24.2) (170.1) $406.4 $339.5 $311.6 $238.6 $162.6 $118.6 $148.4 $242.2 $320.0 Years Ending December 31, 2033E 2034E 2035E 2036E 2037E 2038E 2039E 2040E 2041E Free Cash Flow Net Revenue EBITDA Capital Expenditure & Other Unlevered Cash Taxes Free Cash Flow $764.2 350.0 (45.9) (112.2) $723.1 331.1 (69.1) (99.6) $762.9 345.2 (21.5) (104.9) $958.6 522.9 (27.6) (169.2) $905.4 477.3 (28.4) (158.0) $756.1 353.0 (15.2) (115.2) $716.8 328.0 (16.0) (107.9) $735.7 361.4 (15.3) (121.1) $710.1 355.9 (14.1) (119.3) $191.9 $162.3 $218.8 $326.1 $290.9 $222.5 $204.1 $225.0 $222.6 Years Ending December 31, 2042E 2043E 2044E 2045E 2046E 2047E 2048E 2049E 2050E Free Cash Flow Net Revenue EBITDA Capital Expenditure & Other Unlevered Cash Taxes Free Cash Flow $648.2 304.1 (13.7) (101.4) $689.6 335.4 (13.3) (112.6) $830.4 438.8 (12.6) (149.0) $882.0 456.2 (33.0) (152.8) $882.0 456.5 (33.0) (150.6) $868.5 448.6 51.2 (145.5) $0.0 (35.7) 26.1 - - - - - $0.0 (34.0) $0.0 (13.9) $189.0 $209.5 $277.3 $270.4 $272.9 $354.2 ($9.6) ($34.0) ($13.9) Years Ending December 31, 2051E 2052E 2053E 2054E 2055E 2056E Free Cash Flow Net Revenue EBITDA Capital Expenditure & Other Unlevered Cash Taxes Free Cash Flow $0.0 (13.9) $0.0 (2.5) $0.0 (2.5) $0.0 (2.5) $0.0 (2.5) $0.0 (2.5) - - - - - - - - - - - - ($13.9) ($2.5) ($2.5) ($2.5) ($2.5) ($2.5) RBC CAPITAL MARKETS F-29 - - - - - - - -

- 29 -Appendix H - Selected Copper Precedent Transactions Ann. Date Target Acquirer Equity Value(1,2) Enterprise Value(1,3) EV / In Situ Cu / Cu Eq. In(3,4) TAC / Rec Cu / Cu Eq. Ib(5) TAC as % of Cu Spot(6) TAC as a % of Long-Term Consensus(7) Price / NAV(8) P&P M&I Inventory ($M) ($M) ($/Ib) ($/Ib) ($/Ib) ($/Ib) (%) (%) (x) 7-Jan-10 El Morro Goldcorp 513 513 0.08 0.07 0.06 1.27 37 59 1.0 Project 18-Oct-10 Antares First 452 430 n/a 0.05 0.03 1.28 33 59 1.0 Minerals Quantum 20-Dec-10 Franconia Duluth 76 66 n/a 0.01 0.00 0.87 21 41 0.6 Minerals(9) Metals 10-Jan-11 Norsemont HudBay 527 438 0.12 0.09 0.08 1.34 32 60 1.2 Mining Minerals 17-Apr-11 Far West Capstone 756 697 n/a 0.12 0.11 1.01 24 42 1.2 Mining(10) Mining 14-Jun-11 Mina Justa Glencore 475 475 n/a 0.11 0.09 1.15 28 46 1.4 Project 11-Jul-11 Peregrine Stillwater 451 443 n/a 0.05 0.03 1.28 29 52 0.9 Metals(11) Mining Average 0.10 0.07 0.06 1.14 29 51 1.0 Average (Excluding High & Low) n/a 0.08 0.06 1.14 29 52 1.1 (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on take-out methodology for options and warrants. (3) EV = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on copper or copper-equivalent (where applicable) pounds assuming consensus long-term commodity prices at the time of transaction announcement. (5) TAC per recoverable copper or copper-equivalent (where applicable) pound where TAC = (transaction EV + identifiable development capex) / total recoverable in situ resources + cash costs per ounce. (6) Represents spot commodity prices at the time of transaction announcement. (7) Represents consensus long-term commodity prices at the time of transaction announcement. (8) Represents Net Asset Value as per consensus estimates at the time of transaction announcement. (9) Franconia Minerals cash operating cost calculated using long-term consensus commodity forecast prices for Birch Lake project. (10) Far West Mining / Capstone Mining assumes recovery rates using magnetic process for Santo Domingo mine. (11) Since Preliminary Economic Assessment ("PEA") for Altar project yet to be released, TAC calculated based on research consensus estimates for cash cost. RBC CAPITAL MARKETS F-30

- 30 - Appendix I - Selected Copper Comparable Companies Companies Equity Value(1,2)  EV / In Situ Cu / Cu Eq. Ib(1,3,4) AMC(5) / Rec Cu / Cu Eq. Ib(6) + Cash Costs(7) Price / NAV(8) Enterprise Value(1,3) P & P M&I Inventory ($M) ($M) ($/lb) ($/lb) ($/lb) ($/lb) (x) Augusta 506 498 0.10 0.09 0.07 0.85 0.5 Nevada Copper 325 240 n/a 0.03 0.02 1.11 0.4 Lumina(9) 257 240 n/a n/a 0.02 1.69 0.3 Candente 134 108 n/a 0.01 0.01 1.18 0.2 Redhawk 71 54 n/a 0.08 0.02 1.57 n/a Panoro(10) 59 48 n/a n/a 0.01 n/a n/a Los Andes 46 45 n/a 0.01 0.00 0.64 n/a Coro 33 16 n/a 0.00 0.00 0.98 0.1 Average   0.10 0.04 0.02 1.15 0.3 Average (Excluding High and Low)  n/a 0.03 0.01 1.14 0.3  (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on treasury stock method and share prices as at close on September 21, 2011. (3) EV = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on copper-equivalent pounds assuming consensus long-term commodity prices of US$2.51/lb copper, US$19.79/oz silver, US$1,130/oz gold and US$14.15/1b molybdenum. (5) AMC = EV - marked to market value of hedge book - non-metals net asset value + identifiable capex. (6) Represents recoverable copper or copper-equivalent (where applicable) pounds. (7) Based on the weighted average cash cost on a copper or copper equivalent basis (where applicable). (8) Represents Net Asset Value as per consensus estimates. (9) Recovery rates, capex and cash costs based on research consensus. (10) Cu and Au recovery rates for Cotambas asset based on peer group averages. RBC CAPITAL MARKETS F-31

- 31 - Appendix J - RBC Base Case EI Gallo Project (US$ millions) Years Ending December 31, 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E Free Cash Flow Net Revenue $0.0 $0.0 $188.5 $142.1 $163.2 $156.9 $140.5 $140.6 $120.8 EBITDA - - 118.2 67.5 73.0 69.6 66.4 66.4 24.6 Capital Expenditure & Other (77.6) (74.6) - (0.0) (2.5) (2.5) (2.5) (2.5) (1.8) Unlevered Cash Taxes (1.2) (2.2) (14.2) (15.3) (17.1) (16.5) (15.9) (16.1) (4.7) Free Cash Flow ($78.8) ($76.8) $104.0 $52.3 $53.4 $50.6 $48.0 $47.8 $18.1 Years Ending December 31, 2022E 2023E 2024E Free Cash Flow Net Revenue $107.0 $93.2 $1.1 EBITDA 10.8 (3.0) 1.1 Capital Expenditure & Other (1.8) (1.8) (4.7) Unlevered Cash Taxes (1.0) (0.9) (0.8) Free Cash Flow $8.0 ($5.6) ($4.4) RBC CAPITAL MARKETS F-32

- 32 - Appendix K — Selected Silver Comparable Companies EV / In Situ Ag / Ag Eq. oz (1,3,4) Companies Equity Value (1,2) Enterprise Value (1,3) P & P M&I Inventory AMC (5) / Rec Ag / Ag Eq. Oz(6) + Cash Costs(7) Price / NAV (8) ($M) ($M) ($/oz) ($/oz) ($/oz) ($/oz) (x) MAG Silver (9) 608 574 n/a 3.81 2.19 8.16 0.8 Golden Minerals (10,11) 371 302 n/a 6.74 0.69 12.48 0.5 Silvercrest (9) 141 150 5.44 5.72 2.81 15.44 0.4 Argentex (9,12) 68 55 n/a 2.10 0.45 13.24 n/a Average 5.44 4.59 1.54 12.33 0.6 Average (Excluding High and Low) n/a 4.76 1.44 12.86 n/a (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on treasury stock method and share prices as at close on September 21, 2011. (3) EV = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on silver or silver-equivalent (where applicable) ounces assuming consensus long-term commodity prices of US$19.79/oz silver, US$1,130/oz gold, US$2.51/lb copper, US$0.97/lb zinc, US$0.90/lb lead and US$14.15/lb molybdenum. (5) AMC = EV — marked to market value of hedge book — non-metals net asset value + identifiable capex. (6) Represents recoverable silver or silver-equivalent (where applicable) ounces. (7) Based on the weighted average cash cost on a silver or silver-equivalent basis (where applicable). (8) Represents Net Asset Value as per consensus estimates. (9) Assumed recovery rates for certain assets based on peer group average. (10) Capex and cash costs for certain assets based on research consensus if available. (11) Pro forma for the Golden Minerals / ECU Silver Mining transaction. (12) Reported cash costs converted from a US$ / oz Au Eq. basis to US$ / oz Ag Eq. basis using consensus long-term commodity prices. RBC CAPITAL MARKETS F-33

- 33 -Appendix L - RBC Base Case Gold Bar Project (US$ millions) Years Ending December 31, 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E Free Cash Flow Net Revenue $0.0 $89.9 $111.7 $105.1 $94.4 $83.0 $74.2 $65.1 $55.6 EBITDA - 34.3 56.4 47.7 38.8 28.6 19.0 10.0 0.6 Capital Expenditure & Other (41.2) (2.5) (3.3) (2.4) (0.4) (1.0) (3.0) (2.1) (2.1) Unlevered Cash Taxes - (0.3) (0.6) (8.7) (11.2) (7.6) (4.1) (2.7) - Free Cash Flow ($41.2) $31.5 $52.5 $36.5 $27.2 $20.0 $11.9 $5.1 ($1.5) Years Ending December 31, 2024E Free Cash Flow Net Revenue $13.3 EBITDA 13.1 Capital Expenditure & Other 3.5 Unlevered Cash Taxes (3.5) Free Cash Flow $13.1 RBC CAPITAL MARKETS F-34

- 34 - Appendix M — Selected Gold Precedent Transactions Ann. Date Target Acquirer Equity Value(1,2) Enterprise Value(1,3) EV / In Situ Au / Au Eq. Oz(3,4) TAC / Rec Au / Au Eq. Oz(5) TAC as % of Au Spot(6) TAC as a % Long-Term Consensus(7) Price / NAV(8) P&P M&I Inventory ($M) ($M) ($/oz) ($/oz) ($/oz) ($/oz) (%) (%) (x) 13-Apr-11 Medoro Gran 380 326 45 45 30 616 42 59 0.4 Resources Colombia 19-Oct-10 Pediment Argonaut 135 118 n/a 62 45 506 38 53 n/a Gold Gold 01-Oct-10 Capital Gammon 292 284 189 152 138 721 55 76 1.2 Gold Gold 02-Jun-10 San Dimas Mala 500 500 336 336 107 485 40 56 1.3 Mine Noche 12-May-10 Brazauro Eldorado 132 124 n/a 65 54 665 54 77 1.2 Resources Gold 11-Feb-10 Nayarit Capital 44 42 n/a 134 123 639 58 75 n/a Gold Gold 3-Sep-10 Andean Goldcorp 3,388 3,115 1,304 1,072 897 1,337 107 143 1.9 Resources 27-Aug-09 West Lake Shore 319 289 n/a n/a 650 1,179 124 148 1.4 Timmins(9) Gold Average 469 267 256 768 65 86 1.2 Average (Excluding High & Low) 263 150 186 721 59 81 1.3 (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on take-out methodology for options and warrants. (3) EV = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on gold or gold-equivalent (where applicable) ounces assuming consensus long-term commodity prices at the time of transaction announcement. (5) TAC per recoverable gold or gold-equivalent (where applicable) ounce where TAC = (transaction EV + identifiable development capex) / total recoverable in situ resources + cash costs per ounce. (6) Represents spot commodity prices at the time of transaction announcement. (7) Represents consensus long-term commodity prices at the time of transaction announcement. (8) Represents Net Asset Value as per consensus estimates at the time of transaction announcement. (9) PEA for Thome Property yet to be released, TAC calculated based on analysts’ consensus estimates for capital and cash operating cost. RBC CAPITAL MARKETS F-35

- 35 - Appendix N — Selected Gold Comparable Companies Companies Equity Value (1) Enterprise Value(1,3) EV / In Situ Au / Au Eq. Oz(1,3,4) AMC(5) / Rec Au / Au Eq. Oz(6) + Cash Costs(7) “ Price / NAV(8) P & P M&I Inventory ($M) ($M) ($/oz) ($/oz) ($/oz) ($/oz) (x) Rainy River(9) 856 732 n/a 160 104 707 0.8 Premier(9,10) 831 804 n/a 323 198 850 0.8 Guyana 811 763 n/a 134 104 535 0.7 Trelawney(9,11) 753 650 n/a n/a 132 738 0.7 Sabinea(9) 720 579 n/a 184 127 582 0.5 Romarco 583 519 257 166 124 605 0.5 Sulliden 474 437 n/a 178 96 588 0.6 Kimber 143 124 n/a 129 78 638 0.5 Andina 116 98 15 11 9 719 0.3 Average 136 160 108 662 0.6 Average (Excluding High and Low) n/a 158 109 654 0.6 (1) All figures in U.S. dollars (millions, unless otherwise noted). (2) Fully diluted market capitalization based on treasury stock method and share prices as at close on September 21, 2011. (3) EV = fully diluted market capitalization + net debt + minority interests - equity investments. (4) In situ resources based on gold or gold-equivalent ounces (where applicable) assuming consensus long-term commodity prices of US$19.79/oz silver, US$1,130/oz gold, US$2.51/lb copper, US$0.97/lb zinc and US$0.90/lb lead. (5) AMC = EV — marked to market value of hedge book — non-metals net asset value + identifiable capex. (6) Represents recoverable gold or gold-equivalent (where applicable) ounces. (7) Based on the weighted average cash cost on a gold or gold-equivalent basis (where applicable). (8) Represents Net Asset Value as per consensus estimates. (9) Capex and/or cash costs for certain assets based on research consensus estimates. (10) Pro forma for the acquisition of Goldstone Resources, announced on June 22, 2011. (11) Pro forma for the acquisition of Augen Gold, announced on July 11, 2011. RBC CAPITAL MARKETS  F-36

APPENDIX “G”

SECTION 191 OF THE ABCA

Shareholders Right to Dissent — Section 191

191(1)                Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)                                  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)                                 amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)                        amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)                                  amalgamate with another corporation, otherwise than under section 184 or 187,

(d)                                 be continued under the laws of another jurisdiction under section 189, or

(e)                                  sell, lease or exchange all or substantially all its property under section 190.

(2)                                  A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)                                  In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.

(4)                                  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)                                  A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)                                  at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)                                 if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)                                  An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)                                  by the corporation, or

(b)                                 by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)                                  If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)                                  Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)                                  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)                                 within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)                                  Every offer made under subsection (7) shall

(a)                                  be made on the same terms, and

(b)                                 contain or be accompanied with a statement showing how the fair value was determined.

(10)                            A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)                            A dissenting shareholder

(a)                                  is not required to give security for costs in respect of an application under subsection (6), and

(b)                                 except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)                            In connection with an application under subsection (6), the Court may give directions for

(a)                                  joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)                                 the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)                                  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)                                 the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)                                  the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)                                    the service of documents, and

(g)                                 the burden of proof on the parties.

(13)                            On an application under subsection (6), the Court shall make an order

(a)                                  fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)                                 giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)                                  fixing the time within which the corporation must pay that amount to a shareholder, and

(d)                                 fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)                            On

(a)                                  the action approved by the resolution from which the shareholder dissents becoming effective,

(b)                                 the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)                                  the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)                            Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)                            Until one of the events mentioned in subsection (14) occurs,

(a)                                  the shareholder may withdraw the shareholder’s dissent, or

(b)                                 the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)                            The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)                            If subsection (20) applies, the corporation shall, within 10 days after

(a)                                  the pronouncement of an order under subsection (13), or

(b)                                 the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)                            Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)                            A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)                                  the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)                                 the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX “H”

INFORMATION CONCERNING MINERA ANDES INC.

Documents Incorporated by Reference

Information in respect of Minera Andes has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar regulatory authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Minera Andes (Attention: Investor Relations) at Bay Wellington Tower, 181 Bay Street, Suite 4750, PO Box 792, Toronto, Ontario, M5J 2T3 (telephone: 866-441-0690). These documents are also available electronically under Minera Andes’ profile on SEDAR at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in all of the provinces of Canada, except Québec, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)                                  annual information form of Minera Andes dated March 28, 2011 for the financial year ended December 31, 2010, as filed on SEDAR on March 30, 2011;

(b)                                 restated audited annual consolidated financial statements of Minera Andes, as at, and for the financial year ended, December 31, 2010, together with the report of the auditors thereon dated March 17, 2011 and June 6, 2011 and the notes thereto, as filed on SEDAR on June 6, 2011;

(c)                                  management’s discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2010, as filed on SEDAR on March 30, 2011;

(d)                                 unaudited interim consolidated financial statements of Minera Andes as at, and for the three and nine month period ended September 30, 2011 together with the notes thereto, as filed on SEDAR on November 9, 2011;

(e)                                  management’s discussion and analysis of financial condition and results of operations for the three and nine month period ended September 30, 2011, as filed on SEDAR on November 9, 2011;

(f)                                    material change report of Minera Andes dated March 21, 2011, regarding the proposed spin-out of Minera Andes’ copper assets, as filed on SEDAR on March 21, 2011;

(g)                                 material change report of Minera Andes dated May 24, 2011, regarding the deferral of the proposed spin-off of Minera Andes’ copper assets, as filed on SEDAR on May 24, 2011;

(h)                                 material change report of Minera Andes dated June 7, 2011, regarding the filing of restated financial statements and revised management discussion and analysis of financial condition and results of operations, in each case, for the year ended December 31, 2010, as filed on SEDAR on June 7, 2011;

(i)                                     material change report of Minera Andes dated June 15, 2011, regarding the announcement that Mr. McEwen proposed to combine Minera Andes and US Gold, as filed on SEDAR on June 15, 2011;

(j)                                     material change report of Minera Andes dated July 5, 2011, regarding the filing of restated unaudited interim consolidated financial statements for the three months ended March 31, 2011 to provide a condensed consolidated statement of changes in equity for the period ended March 31, 2011 in accordance with IFRS, as filed on SEDAR on July 5, 2011;

(k)                                 material change report of Minera Andes dated September 8, 2011, regarding a change in the Exchange Ratio, as filed on SEDAR on September 8, 2011; and

(l)                                     management information circular of Minera Andes dated June 10, 2011, in respect of Minera Andes’ annual general meeting held on July 11, 2011, as filed on SEDAR on June 15, 2011.

Any document of the type referred to above, including audited annual consolidated financial statements, unaudited interim consolidated financial statements and the related management’s discussion and analysis, material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial information is deemed incorporated by reference in this Information Circular and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 of the Canadian Securities Administrators filed by Minera Andes with the securities commissions or similar regulatory authorities in Canada after the date of this Information Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference hereto shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

General

Minera Andes was formed upon the amalgamation of Scotia Prime Minerals, Incorporated and Minera Andes Inc., pursuant to the ABCA on November 6, 1995.  Commencing on February 7, 2007 Minera Andes has been listed on the TSX under the symbol “MAI”.  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange, having initially been listed thereon on December 20, 1995. The Minera Shares are also quoted on the NASD OTC Bulletin Board under the symbol “MNEAF”.

The head office of Minera Andes is located at Bay Wellington Tower, 181 Bay Street, Suite 4750, PO Box 792, Toronto, Ontario, M5J 2T3, and its principal place of business is located at Abraham Pizzi 5045, Barrio San Roberto — Dep. Rivadavia (5400) San Juan, Argentina.  Minera Andes registered and records office and address for service is 3700-205, 5th Avenue S.W., Calgary, Alberta, T2P 2V7 Canada.

Minera Andes’ principal business is the exploration and development of mineral properties, located primarily in the Republic of Argentina, with a focus on gold, silver and copper mineralized targets.  Minera Andes carries on its business by acquiring, exploring and evaluating mineral properties through its ongoing exploration program.  Following exploration, Minera Andes either seeks to enter into joint ventures to further develop these properties or dispose of them if they do not meet its requirements.

Minera Andes currently holds mineral rights and applications for mineral rights covering approximately 244,500 hectares (604,173 acres) in Argentina, however its principal assets currently consist of: (i) a 49% indirect interest in MSC, the owner and operator of the San José Mine; (ii) a 100% interest in the Los Azules Copper Project, a porphyry copper exploration project in San Juan Province, Argentina; and (iii) a portfolio of exploration properties in the Deseado Massif region of Southern Argentina.

The San José Mine is an operating silver-gold mine located in Santa Cruz Province, Argentina. The San José Mine is a joint venture pursuant to which title to the assets is held by MSC. In the financial year ended December 31, 2010, the San José Mine produced 84,303 ounces of gold, at an average grade of 6.14 g/t, and 5,323,842 ounces silver, at an average grade per tonne of ore processed of 397 g/t.

The Los Azules Copper Project was previously subject to an option agreement between Minera Andes, Minera Andes S.A., a wholly-owned subsidiary of Minera Andes, MIM Argentina Exploraciones S.A. (later known as “Xstrata Copper”) and Xstrata Queensland Limited (together with Xstrata Copper, “Xstrata”) dated November 2, 2007 (as amended by assignment and amending agreement dated May 15, 2009, collectively the “Los Azules Option Agreement”).  As of October 1, 2009, Xstrata elected not to exercise its one-time right to back in to a 51%

interest in the project.  Consequently, Xstrata transferred those properties held by it and forming part of the Los Azules Copper Project to Andes Corp., a wholly owned subsidiary of Minera Andes, Minera Andes S.A., and Xstrata no longer retains any ownership in or rights with respect to the project.  Minera Andes, through a wholly owned subsidiary, now owns 100% of the Los Azules Copper Project.  A portion of the Los Azules Project is currently the subject of litigation in the Supreme Court of British Columbia, which if resolved adversely to Minera Andes may affect Minera Andes’ ownership of the Los Azules Project.  See “Los Azules Copper Project - Litigation” below.

Recent Developments

Argentina’s Decree Affecting Mining Exporters

Decree No. 1722 issued by the Executive Branch of Argentinean government on October 25, 2011, published in the Official Gazette on October 26, 2011, re-establishes the obligation for mining companies, including MSC, to repatriate to Argentina all foreign currency revenues obtained from mining exports. Considering that Argentine exporters in general are required to repatriate their export revenues, and alleging fairness and equity reasons, the Executive Branch has re-established the obligation to settle in the single and free foreign exchange market, all revenue arising from exports by companies engaged in the development of mining projects. The special exceptions for mining industries previously granted in 2003 and 2004 have been eliminated.

Minera Andes has been advised by MSC that preliminary estimates indicate an additional $2 million of MSC’s annual pre-tax operating expenses (on a 100% basis) as a result of the increased foreign exchange and bank transaction costs caused by this decree.

San José Mine

The goal of the 2011 exploration program at the San José Mine is to replace depleted reserves and to discover new mineralized veins (resources) on the San José Mine property, which comprises approximately 50,491 hectares.

Exploration drilling at San José is continuing during 2011 at a pace similar to 2010. During the first quarter of 2011 5,411 meters were drilled in 24 exploration diamond drill holes. Assay results from the drilling in the first quarter were published by Minera Andes on June 10, 2011, of which, five of the infill holes contained high-grade intercepts.  During the second quarter of 2011, 14,300 metres were drilled in 58 exploration diamond drill holes. Assay results from the drilling in the second quarter were published by the Company on August 30, 2011.  During the third quarter of 2011, 21,247 metres were drilled and assay results from this drilling were published on December 5, 2011.

The drilling was approximately evenly divided between drilling for new resources and drilling to expand the inferred resources on vein extensions and the eleven new veins discovered in 2010.

Exploration success in 2010 was based in part on the results of a ground magnetic survey that was conducted over the mine area.  In order to delineate new exploration targets, an 800 line-kilometre surface magnetic survey was completed for the area to the south of the mine during the second quarter of 2011.  This was followed up with an additional 3,100 line-kilometre surface magnetic survey spaced 75 metres apart covering 22,000 hectares on the southeast portion of the property during the first nine months of 2011. The geophysical data will be used to define new drilling targets outside of the main mine area for drilling during the second half of the year. The magnetic data will be complemented by 342 line-kilometres of gradient array Induced Polarization (“IP”) survey to be run over the same area during the fourth quarter of 2011 as well as 25 line-kilometres of pole-dipole array IP.

Project Loan

On September 30, 2011, MSC distributed $29 million to Minera Andes and $32 million to Hochschild in payment in full of all then outstanding shareholder and project loans previously made in connection with the development and operation of the San José Mine.

Los Azules Copper Project

In the 2010-2011 drilling season, 11 holes were drilled for 4,180 metres, of which seven were infill holes drilled to an average depth of 353 metres.  Two drill holes that were suspended the previous season were deepened to completion.  Four exploration holes were drilled to test deep geophysical anomalies on the southwest side and northern extension of the known deposit.  Two of the four exploration holes were suspended at the end of the season and will be completed during the next field season. The hole that was drilled to the southwest intersected 269 metres of 0.50% copper in the lowermost part of the hole and was bottomed in mineralization.  Preliminary engineering evaluation indicates that the pit shell can be extended to include this intercept.  The hole to test the northern extension intersected porphyry-style alteration but low copper values.  Drilling during the 2011-2012 field season is planned to follow-up on the southwest intercept as well as infill drilling on the main part of the deposit.

The exploration information set out above in this Appendix “H” was prepared by, or under the supervision of, James Duff, a “qualified person” within the meaning of NI 43-101.  For a description of the quality assurance program and quality control measures applied, please refer to the Los Azules Technical Report or the San José Technical Report, as applicable.

Los Azules Copper Project — Litigation

As previously stated, the Los Azules Copper project consists, in part, of certain of the properties formerly held by Xstrata and transferred to Minera Andes pursuant to the Los Azules Option Agreement.  Certain of those transferred properties (the “Subject Properties”) were subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising its option, including the completion of a feasibility study.  Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007 (the “Xstrata Option”).  As a condition to the exercise of the Xstrata Option under the Solitario Agreement, Xstrata was required to make five option payments over a five-year period.  In addition, Xstrata was required to spend a total of US $1 million in exploration expenditures in respect of the Subject Properties.   The 36-month period expired on April 23, 2010 without a feasibility study having been completed.  On April 23, 2010, Solitario delivered notice of exercise of the back-in right (the “Back-In Notice”) and waived completion of the feasibility study and claiming that it had the right to back-in to the Subject Properties.

On June 30, 2008, TNR Gold Corp and its subsidiary, Solitario (together, “TNR”) commenced a claim in the Supreme Court of British Columbia against Xstrata Copper in respect of the Solitario Agreement and claiming that the Subject Properties be returned to TNR.  On April 1, 2010, Minera Andes and certain subsidiaries filed a statement of claim in the Supreme Court of British Columbia against TNR claiming among other things, declarations that TNR was not entitled to exercise the right to back in to the Subject Properties pursuant to the Solitario Agreement.  In September 2010, Minera Andes and certain subsidiaries were joined as defendants to the initial claim by TNR against Xstrata Copper.  Both claims have subsequently been consolidated.

There are essentially four issues raised by the Los Azules litigation which can be generally described as follows:

(a)                                  Whether the Xstrata Option was validly exercised. TNR disputes that Xstrata’s expenditure obligation had been met and, therefore, asserts that the Xstrata Option was not properly exercised. More specifically, TNR claims that Xstrata never incurred the necessary expenditures to entitle it to exercise the option because some of the expenditures, particularly those related to drilling activity were not located on the Subject Properties, but instead were located on the property to the south. Minera Andes rejects TNR’s claim that insufficient expenditures were made. As part of this claim, TNR seeks the following relief: (i) a declaration that the exercise of the Xstrata Option was a nullity; (ii) a constructive trust in favour of Solitario as constructive trustee over the Subject Properties; (iii) an order that Minera Andes take all necessary steps to transfer ownership of the Subject Properties to Solitario; and (iv) damages against Minera Andes for breach of contract and intentional interference with Solitario’s economic relations.

(b)                                 Whether TNR has a valid back in right.  TNR asserts that the above back-in right is not subject to the 36-month timeline that appears in the executed Solitario Agreement. TNR claims the 36-month limit was never the commercial intention of the parties as the 36-month limit was not included in the original letter of understanding between the parties which was subsequently superseded by the formal Solitario Agreement. In particular, TNR claims that the 36-month requirement was added by Xstrata, overlooked by TNR (and its lawyers) and not discovered until November 2007, all while Xstrata made payments on their option and continued to make exploration expenditures.  As part of this claim, TNR seeks: (i) rectification of the Solitario Agreement to make the back-in right accord with the letter of understanding; (ii) a declaration that such rectification is enforceable as against Minera Andes; (iii) a declaration that the 36-month restriction is unenforceable for want of consideration; (iv) damages for breach of the implied term that Xstrata, and later that Minera Andes, would exercise best-efforts to complete a feasibility study within 36 months of Xstrata exercising its option; and (v) a declaration that Solitario is entitled to waive completion of a feasibility study and that the back-in notice delivered by it is valid and enforceable.

(c)                                  Whether TNR can waive the completion of a feasibility study.  In the Back-In Notice, TNR waived completion of the feasibility study and claimed that it had the right to back-in to the Subject Properties prior to the expiry of the option period on the basis that TNR could waive the requirement of a feasibility study.

(d)                                 Whether or not Escorpio IV is included in the Subject Properties.  TNR is of the view that the Escorpio IV claim is not part of the Solitario Option Agreement and that it has retained ownership of this claim.

Minera Andes has publicly disclosed that the current resource estimates for the Los Azules Copper Project is not located on Escorpio IV property. Minera Andes is currently entitled to the surface rights in respect of Escorpio IV property.

Minera Andes rejects the alleged right of TNR to back-in to any portion of the Los Azules Copper Project and its assertion that the Xstrata Option was not validly exercised. At this time, Minera Andes is not able to estimate the potential financial impact of this claim.  However, if any of the claims are resolved adversely to Minera Andes, this could materially adversely affect the value of Minera Andes’ interest in the Los Azules Project and its ability to develop the Los Azules Project.

Trading Price and Volume

The Minera Shares are listed and posted for trading on the TSX under the symbol “MAI”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Minera Shares on the TSX for the periods indicated.

Date	High	Low	Volume
	($)	($)
November 2010	3.00	1.72	21,297,917
December 2010	3.24	2.66	22,929,473
January 2011	2.90	2.18	15,951,771
February 2011	2.87	2.54	10,100,696
March 2011	3.17	2.19	17,026,003
April 2011	3.39	2.71	15,913,425
May 2011	2.93	2.22	14,365,414
June 2011	2.59	2.03	16,654,532
July 2011	2.60	2.12	9,538,646
August 2011	2.48	1.97	12,992,931
September 2011	2.85	1.70	31,306,664
October 2011	2.08	1.51	13,401,747
November 2011	2.17	1.67	11,176,318
December 1 to 12, 2011	1.88	1.52	6,979,192

The closing price of the Minera Shares on the TSX on September 21, 2011, the last day on which the Minera Shares traded prior to the announcement of the Arrangement Agreement was C$2.47.  On December 12, 2011, the closing price of the Minera Shares on the TSX was C$1.55.

APPENDIX “I”

INFORMATION CONCERNING US GOLD CORPORATION

Documents Incorporated by Reference

Information in respect of US Gold has been incorporated by reference in this Information Circular from documents filed with the SEC and securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from Investor Relations at Bay Wellington Tower, 181 Bay Street, Suite 4750, PO Box 792, Toronto, Ontario, M5J 2T3 (telephone: 866-441-0690).  These documents are also available electronically by accessing the disclosure documents from the SEC at www.sec.gov and under US Gold’s profile and Minera Andes’ profile on SEDAR at www.sedar.com.  In that regard, the dates referred to below are the dates the relevant document was filed on SEDAR by US Gold.

(a)                                  Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed on SEDAR on March 11, 2011;

(b)                                 audited annual consolidated financial statements of US Gold, as at, and for the financial year ended, December 31, 2010 and 2009 together with the report of the auditors thereon and the notes thereto, as filed on SEDAR on March 11, 2011;

(c)                                  management’s discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2010, as filed on SEDAR on March 11, 2011;

(d)                                 Quarterly Report on Form 10-Q for the three and nine-month period ended September 30, 2011 and 2010, together with the notes thereto, as filed on SEDAR on November 3, 2011;

(e)                                  management’s discussion and analysis of financial condition and results of operations in respect of the three and nine-month period ended September 30, 2011, as filed on SEDAR on November 3, 2011;

(f)                                    Current Report on Form 8-K dated December 9, 2011, regarding the grant of the Interim Order, as filed on SEDAR on December 9, 2011;

(g)                                 Current Report on Form 8-K dated December 2, 2011 regarding development at the El Gallo Project, as filed on SEDAR on December 5, 2011;

(h)                                 Current Report on Form 8-K dated November 21, 2011, regarding the record date and meeting date for the US Gold Meeting and the Meeting, as filed on SEDAR on November 21, 2011;

(i)                                     Current Report on Form 8-K dated November 18, 2011 regarding development at the El Gallo Project, as filed on SEDAR on November 21, 2011;

(j)                                     Current Report on Form 8-K dated November 4, 2011 regarding development progress at the El Gallo Project, as filed on SEDAR on November 4, 2011;

(k)                                  Current Report on Form 8-K dated October 27, 2011, regarding recent exploration results at the El Gallo Project, as filed on SEDAR on October 27, 2011;

(l)                                     Current Report on Form 8-K dated October 21, 2011, regarding developments at the El Gallo Project, as filed on SEDAR on October 21, 2011;

(m)                               Current Report on Form 8-K dated October 18, 2011, regarding an amendment to a Current Report on Form 8-K dated June 14, 2011 in respect of the results of the annual general meeting of shareholders held on June 14, 2011, as filed on SEDAR on October 21, 2011;

(n)                                 Current Report on Form 8-K dated September 22, 2011, regarding the Arrangement Agreement, as filed on SEDAR on September 23, 2011;

(o)                                 Current Report on Form 8-K dated July 19, 2011, regarding the execution of a purchase and sale agreement pursuant to which US Gold agreed to purchase certain mining claims in the State of Nevada (previously subject to lease), comprising a portion of the Tonkin Complex, as filed on SEDAR on July 26, 2011;

(p)                                 Current Report on Form 8-K dated June 14, 2011, regarding the results of its annual general meeting held on June 14, 2011, as filed on SEDAR on June 17, 2011;

(q)                                 Exhibits attached to Current Report on Form 8-K dated June 14, 2011, regarding the results of its annual general meeting held on June 14, 2011, as filed on SEDAR on June 16, 2011;

(r)                                    Current Report on Form 8-K dated February 24, 2011, regarding the completion of a public offering, as filed on SEDAR on February 24, 2011;

(s)                                  Current Report on Form 8-K dated February 17, 2011, regarding the execution of an underwriting agreement, as filed on SEDAR on February 18, 2011;

(t)                                    Current Report on Form 8-K dated February 10, 2011, regarding a the execution of a binding letter of intent purchase and sale agreement pursuant to which Minera Andes agreed to purchase certain mining claims in the State of Nevada (previously subject to lease), comprising a portion of the Tonkin Complex, as filed on SEDAR on February 14, 2011;

(u)                                 Proxy Statement in respect of US Gold’s Annual General Meeting held on June 14, 2011, as filed on SEDAR on May 25, 2011; and

(v)                                 Proxy Statement in respect of the US Gold Meeting to be held on January 19, 2012, to be filed on SEDAR on or about December 19, 2011.

Whenever US Gold files reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act, after the date of this Information Circular until the date of the Meeting, those reports and documents will be deemed to automatically be incorporated into and become a part of this Information Circular (and will also be filed by Minera Andes under its profile on SEDAR), provided that no information that US Gold furnishes, rather than files, pursuant to Items 2.02 or 7.01 on Form 8-K (including exhibits related thereto) or other applicable SEC rules will be incorporated into this Information Circular.  Any information contained in such subsequently filed reports that updates, modifies, supplements or replaces information contained in this Information Circular automatically shall supersede and replace such information.  Any information that is modified or superseded by a subsequently filed report or document shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Although Minera Andes has no knowledge that would indicate that any statement or information contained in the documents of US Gold incorporated by reference in this Information Circular is untrue or incomplete, Minera Andes does not assume any responsibility for the accuracy or completeness of any statement or information contained in such documents.

Overview

US Gold’s principal executive offices are located at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada M5J 2T3 and its telephone number is (866) 441-0690.  US Gold is subject to the reporting requirements of the U.S. Exchange Act and, as such, it files or furnishes reports and other information with the SEC from time to time.

US Gold is a reporting issuer in each of the provinces of Canada and will continue to be a reporting issuer in those jurisdictions after the Arrangement.  Pursuant to National Instrument 71-102 — Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, US Gold will generally be exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of US Gold to file reports with respect to trades of US Gold securities, provided US Gold complies with U.S. securities laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and US Gold files with the relevant provincial and territorial securities regulatory authorities copies of its documents filed with or furnished to the SEC under the U.S. Exchange Act.

US Gold’s common stock is listed on the TSX and the NYSE under the symbol “UXG.”  If the Arrangement is completed, US Gold will change its name to McEwen Mining Inc. and the trading symbol of US Gold common stock on the NYSE and the TSX will be changed to “MUX.”

US Gold is a precious metals exploration stage company engaged in the business of acquiring, exploring, and developing mineral properties in the U.S. and Mexico. US Gold was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, US Gold changed its name to U.S. Gold Corporation and on March 16, 2007, US Gold changed its name to US Gold Corporation. US Gold presently holds an interest in numerous properties in Nevada and Mexico, jurisdictions that have been historically favorable to mining. US Gold is currently in the exploration stage and has not generated revenue from operations since 1990.

US Gold holds interests in approximately 1,525 square miles of mineral concessions in west central Mexico. Its primary property in Mexico is the El Gallo Project, located in Sinaloa state on the Sierra Madre Trend, a geological area of significant gold and silver mineralization.  In 2010, US Gold completed two estimates of mineralized material on the El Gallo Project and in February 2011, US Gold completed a preliminary economic assessment. US Gold intends to complete a feasibility study at the El Gallo Project by mid-2012 and on August 31, 2011 announced the commencement of work towards the first phase of production on the property. Over the next two years, US Gold estimates it will spend approximately $150 million on exploration and development at the El Gallo Project, which will mainly consist of infrastructure related to exploration and production drilling.

US Gold holds interests in approximately 254 square miles in Nevada, United States.  The majority of US Gold’s Nevada properties, including its interests in the Tonkin Complex and Gold Bar Project, are located along the Cortez Trend, in north central Nevada. US Gold also owns property, including the Limousine Butte Project, on the southern end of the Carlin Trend. Both the Cortez Trend and Carlin Trend are geological areas of significant gold discoveries.  In 2006, US Gold commenced comprehensive exploration of its Tonkin Complex in an effort to identify additional mineralized material. From 2008 through 2009, US Gold drilled various targets on US Gold’s Gold Bar and Limousine Butte Projects, as well as expanded the quantity of estimated mineralized material at the Gold Bar Project. In 2010, US Gold completed a preliminary economic assessment for the Gold Bar Project and expects to complete a pre-feasibility study on the property during the last quarter of 2011. Over the next two years, US Gold estimates it will spend approximately $20 million on exploration on the Gold Bar Project, Limousine Butte Project and at other targets in Nevada.

Authorized Capital

US Gold’s authorized capital consists of 250,000,000 US Gold Shares, no par value per share and one share of preferred stock designated as Series A Preferred Voting Stock, no par value (the “Series A Special Voting Share”).  As of December 12, 2011, there were a total of 136,559,845 US Gold Shares and one Series A Special Voting Share issued and outstanding.

In addition, as of December 12, 2011 there are a total of 3,192,874 2007 Exchangeable Shares issued and outstanding. The 2007 Exchangeable Shares were issued by US Gold Canadian Acquisition Corporation (“2007 Acquisition Co.”) a wholly-owned subsidiary of US Gold in connection with the acquisition by US Gold of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited (collectively, the “Acquired Companies”) in 2007.

The following discussion summarizes the rights and privileges of US Gold’s outstanding capital stock and certain securities that may be convertible into capital stock of US Gold, which is more fully described in the US Gold Articles of Incorporation which have been filed with the SEC on Form 10-Q for the quarter ended March 31, 2007.

US Gold Shares

The US Gold Shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Cumulative voting for directors is not permitted. Accordingly, the holders of a majority of the US Gold Shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, US Gold Shareholders are entitled to receive ratably those dividends, if any, as may be declared by the US Gold Board out of legally available funds.  Upon the liquidation, dissolution or winding up of US Gold, the US Gold Shareholders will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of US Gold’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.  The US Gold Shareholders have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the US Gold Shares.  US Gold’s Articles of Incorporation and Bylaws do not include any provision that would delay, defer or prevent a change in control of US Gold. However, pursuant to the laws of the State of Colorado, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders which requirement could result in delays to or greater cost associated with a change in control of US Gold.

Series A Special Voting Share

The Series A Special Voting Share was created by US Gold and issued in connection with the acquisition of the Acquired Companies to facilitate the issuance of the 2007 Exchangeable Shares. The Series A Special Voting Share is held by a trustee under a voting and exchange trust agreement and will be outstanding so long as any of the 2007 Exchangeable Shares are outstanding, excluding any shares owned by US Gold or its subsidiaries.

The Series A Special Voting Share entitles the holder thereof to an aggregate number of votes equal to the number of the 2007 Exchangeable Shares issued and outstanding from time to time which are not owned by US Gold or its subsidiaries.  As of December 12, 2011, the Series A Special Voting Share was entitled to 3,192,874 votes, based upon 3,192,874 2007 Exchangeable Shares issued and outstanding on such date that were not owned by US Gold or its subsidiaries. Except as otherwise provided in US Gold’s Articles of Incorporation or by law, the holder of the Series A Special Voting Share and the holders of US Gold Shares vote together as one class on all matters submitted to a vote of US Gold Shareholders. The holder of the Series A Special Voting Share has no special voting rights, and its consent is not required, except to the extent it is entitled to vote with the US Gold Shareholders, for taking any corporate action.

At such time as (a) the Series A Special Voting Share entitles its holder to a number of votes equal to zero because there are no 2007 Exchangeable Shares issued and outstanding that are not owned by US Gold and its subsidiaries, and (b) there is no share of stock, debt, option or other agreement, obligation or commitment of 2007 Acquisition Co., which could by its terms require 2007 Acquisition Co. to issue any 2007 Exchangeable Shares to any person other than US Gold or its subsidiaries, then the Series A Special Voting Share will thereupon be retired and cancelled promptly thereafter.  Such Series A Special Voting Share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued share of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the US Gold Board, subject to the conditions and restrictions on issuance under applicable law or set forth in US Gold’s Articles of Incorporation or Bylaws.

If the Series A Special Voting Share should be purchased or otherwise acquired by US Gold in any manner whatsoever, then the Series A Special Voting Share will be retired and cancelled promptly after the acquisition thereof. Such share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued share of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the US Gold Board, subject to the conditions and restrictions on issuance under applicable law or set forth in US Gold’s Articles of Incorporation or Bylaws.

The holder of the Series A Special Voting Share is not entitled to receive any portion of any dividend or distribution at any time. The Series A Special Voting Share is not redeemable.

Upon any liquidation, dissolution or winding up of US Gold, the holder of the Series A Special Voting Share will not be entitled to any portion of any related distribution. However, holders of 2007 Exchangeable Shares will be afforded substantially similar rights as holders of US Gold Shares in connection with any liquidation, dissolution or winding up of US Gold, and in the event that dividends are declared and paid with respect to US Gold Shares.

2007 Exchangeable Shares

The 2007 Exchangeable Shares were issued by 2007 Acquisition Co. in connection with the acquisition of the Acquired Companies.  The 2007 Exchangeable Shares are exchangeable on a one-for-one basis at any time at the option of the holder of the 2007 Exchangeable Shares into US Gold Shares.

Retraction of Exchangeable Shares by Holders

Subject to the retraction call right described below, holders of the 2007 Exchangeable Shares will be entitled at any time to retract (i.e., to require 2007 Acquisition Co. to redeem) any or all 2007 Exchangeable Shares held by them and to receive the retraction price per 2007 Exchangeable Share to be satisfied by issuance of one US Gold Share, plus the dividend amount (being, for the purposes of this Appendix I, the full amount of all declared and unpaid dividends on the 2007 Exchangeable Shares and all dividends and distributions declared on a US Gold Share that have not yet been declared on the 2007 Exchangeable Shares). Holders of the 2007 Exchangeable Shares may effect a retraction by presenting to 2007 Acquisition Co. or its transfer agent the certificate(s) representing the 2007 Exchangeable Shares the holder desires to have 2007 Acquisition Co. redeem, together with such other documents and instruments as may be required under the ABCA, the Articles of Incorporation of 2007 Acquisition Co. or by its transfer agent, and a duly executed retraction request specifying that the holder desires to have the number of retracted shares specified therein redeemed by 2007 Acquisition Co.

A holder of retracted shares may withdraw its retraction request, by written notice to 2007 Acquisition Co., before the close of business on the Business Day immediately preceding the retraction date, in which case the retraction request will be null and void and the revocable offer will be deemed to have been revoked.

If, as a result of solvency provisions of applicable law, 2007 Acquisition Co. is not permitted to redeem all 2007 Exchangeable Shares tendered by a retracting holder, and neither US Gold or Alberta ULC has exercised its retraction call right, 2007 Acquisition Co. will redeem up to the maximum permissible number of the 2007 Exchangeable Shares tendered by the holder. US Gold or Alberta ULC will be required to purchase any 2007 Exchangeable Shares not redeemed by 2007 Acquisition Co. in exchange for US Gold Shares on the retraction date under the optional exchange right described below.

Distribution on Liquidation of 2007 Acquisition Co.

Subject to applicable law, in the event of the liquidation, dissolution or winding up of 2007 Acquisition Co. or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, holders of the 2007 Exchangeable Shares are entitled, subject to applicable law, to receive from the assets of 2007 Acquisition Co., a liquidation payment that will be satisfied by the issuance of one US Gold Share plus the dividend amount, if any, for each 2007 Exchangeable Share. This liquidation amount will be paid to the holders of the 2007 Exchangeable Shares before any distribution of assets of 2007 Acquisition Co. is made to the holders of the common shares or any other shares of 2007 Acquisition Co. ranking junior to the 2007 Exchangeable Shares, and is subject to the exercise by US Gold or Alberta ULC of its liquidation call right.  See “Liquidation Call Right” below.

Automatic Exchange Upon Liquidation of US Gold

In the event of US Gold’s liquidation, all of the then outstanding 2007 Exchangeable Shares will be automatically exchanged for US Gold Shares. To effect an automatic exchange, US Gold or Alberta ULC will purchase all of the 2007 Exchangeable Shares from the holders on the fifth Business Day prior to the effective date of a liquidation. The purchase price payable for each 2007 Exchangeable Share purchased in a liquidation of US Gold will be satisfied by the issuance of one US Gold Share plus the dividend amount, if any.

Redemption of 2007 Exchangeable Shares by 2007 Acquisition Co.

Subject to applicable law and the due exercise by either US Gold or Alberta ULC of its redemption call right, 2007 Acquisition Co. will redeem all of the then outstanding 2007 Exchangeable Shares on the date, if any, established by the board of directors of 2007 Acquisition Co., which may not be before the earlier of: (a) March 28, 2014; and (b) any date established by the board of directors of 2007 Acquisition Co. for the redemption of the 2007 Exchangeable Shares at such time as there are fewer than 4,296,883 2007 Exchangeable Shares outstanding. The redemption price per share will equal the current market price of a US Gold Share at the time of redemption, which will be satisfied by delivering to the holder one US Gold Share plus the dividend amount, if any.

Retraction Call Right

Each of US Gold and Alberta ULC has an overriding retraction call right to acquire all but not less than all of the 2007 Exchangeable Shares that a holder of the 2007 Exchangeable Shares requests 2007 Acquisition Co. to redeem. The purchase price payable for each 2007 Exchangeable Share will be satisfied by delivering to the holder one US Gold Share plus the dividend amount, if any.

Liquidation Call Right

Each of US Gold and Alberta ULC has an overriding liquidation call right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of 2007 Acquisition Co., to acquire all but not less than all of the 2007 Exchangeable Shares then outstanding. The purchase price payable for each 2007 Exchangeable Share will be satisfied by delivering to the holder one US Gold Share plus the dividend amount, if any. Upon the exercise by US Gold or Alberta ULC of the liquidation call right, the holders will be obligated to transfer their 2007 Exchangeable Shares to US Gold or Alberta ULC, as applicable. The acquisition by US Gold or Alberta ULC of all of the outstanding 2007 Exchangeable Shares upon the exercise of the liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of 2007 Acquisition Co.

Redemption Call Right

Each of US Gold and Alberta ULC has an overriding redemption call right, notwithstanding the proposed redemption of the 2007 Exchangeable Shares by 2007 Acquisition Co. in the share provisions, to acquire all but not less than all of the 2007 Exchangeable Shares then outstanding. The purchase price payable for each 2007 Exchangeable Share will be satisfied by delivering to the holder one US Gold Share plus the dividend amount, if any. Upon the exercise by US Gold or Alberta ULC of the redemption call right, the holders will be obligated to transfer their 2007 Exchangeable Shares to US Gold or Alberta ULC, as applicable.

If US Gold or Alberta ULC exercises one or more of its call rights, US Gold Shares will be directly issued to holders of the 2007 Exchangeable Shares and US Gold or Alberta ULC, as applicable will become the holder of the 2007 Exchangeable Shares. US Gold and Alberta ULC will not be entitled to exercise any voting rights attached to the 2007 Exchangeable Shares that are acquired from the holders.

Voting Rights

Under the voting and exchange trust agreement US Gold has entered into with 2007 Acquisition Co. and Computershare Trust Company of Canada, holders of the 2007 Exchangeable Shares will be entitled to receive notice of and attend any meeting of US Gold Shareholders and to vote at any meetings.

Dividends

Holders of the 2007 Exchangeable Shares will be entitled to receive dividends equivalent to the dividends, if any, paid from time to time by US Gold on US Gold Shares.  The declaration date, record date and payment date for dividends on the 2007 Exchangeable Shares will be the same as that for any corresponding dividends on US Gold Shares.

Amendment and Approval

Any approval required to be given by the holders of the 2007 Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the 2007 Exchangeable Shares or any other matter requiring the approval or consent of the holders of the 2007 Exchangeable Shares in accordance with applicable law will be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than “66 2/3%” of the votes cast on such resolution excluding the 2007 Exchangeable Shares beneficially owned by US Gold or its subsidiaries at a meeting of holders of the 2007 Exchangeable Shares duly called and held.

Proposed Changes to Authorized Capital

If Proposals 1 and 2 are approved at the US Gold Meeting, US Gold’s authorized capital will consist of 500,000,000 US Gold Shares, with no par value, one Series A Special Voting Share, with no par value, and one Special Voting Share, with no par value. The rights and privileges of US Gold Shares and the Series A Special Voting Share will remain unchanged. The Special Voting Share will have the rights and privileges described below.

The Special Voting Share

If US Gold Proposal 1 is approved by the US Gold Shareholders the Articles of Incorporation of US Gold will be amended to authorize the creation of a new class of preferred stock, no par value, to be designated as Series B Special Voting Preferred Stock.  If approved, a single share of Series B Special Voting Preferred Stock would be authorized and following completion of the Arrangement, outstanding, and referred to herein as the “Special Voting Share”.

The Special Voting Share would entitle the holder thereof to an aggregate number of votes with respect to any matter properly submitted to a vote of the holders of US Gold Shares equal to the number of outstanding Exchangeable Shares (other than those owned by US Gold or its subsidiaries) at the time of such vote. Except as otherwise set out herein or required by law, the US Gold Shareholders, the holder of the Series A Special Voting Share, and the holder of the Special Voting Share will vote together as a single class on all matters submitted to a vote of US Gold Shareholders. The holder of the Special Voting Share has no special voting rights, and its consent is not required, except to the extent it is entitled to vote with the US Gold Shareholders, for taking any corporate action.

At such time as (a) the Special Voting Share entitles its holder to a number of votes equal to zero because there are no Exchangeable Shares outstanding not owned by US Gold or its subsidiaries, and (b) there is no share of stock, debt, option or other agreement, obligation or commitment of Exchangeco which could by its terms require Exchangeco to issue any Exchangeable Shares to any person other than US Gold or its subsidiaries, then the Special Voting Share will thereupon be retired and cancelled promptly thereafter. Such Special Voting Share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued share of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the US Gold Board, subject to the conditions and restrictions on issuance under applicable law or set forth in US Gold’s Articles of Incorporation or Bylaws.

If the Special Voting Share should be purchased or otherwise acquired by US Gold in any manner whatsoever, then the Special Voting Share will be retired and cancelled promptly after the acquisition thereof. Such share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued share of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the US Gold Board, subject to the conditions and restrictions on issuance under applicable law or set forth in US Gold’s Articles of Incorporation or Bylaws.

The holder of the Special Voting Share will not be entitled to receive any portion of any related dividends or distribution at any time. The Special Voting Share is not redeemable.

Upon any liquidation, dissolution or winding up of US Gold, the holder of the Special Voting Share will not be entitled to receive any portion of any related distribution. However, holders of Exchangeable Shares will be afforded substantially similar rights as holders of US Gold Shares in connection with any liquidation, dissolution or winding up of US Gold, and in the event that dividends are declared and paid with respect to US Gold Shares.

Prior Sales

The following table sets out the US Gold Shares and securities convertible into US Gold Shares issued in the 12 months preceding the date of this Information Circular (other than US Gold Shares issued in exchange for 2007 Exchangeable Shares).

Date	Price per Security		Number of Securities	Reason for Issuance
February 24, 2011	US$	6.50	17,250,000 US Gold Shares	Equity financing
March 15, 2011	US$	7.10	947,000 US Gold Shares	Stock option grant pursuant to option plan

Trading Price and Volume

The US Gold Shares are listed and posted for trading on the TSX and the NYSE under the symbol “UXG”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the US Gold Shares on the TSX for the periods indicated.

Date	High	Low	Volume
	($)	($)
November 2010	6.97	5.20	1,694,843
December 2010	8.13	6.64	2,088,287
January 2011	7.98	5.81	1,993,718
February 2011	7.69	6.35	1,888,525
March 2011	8.75	6.72	2,845,250
April 2011	9.44	8.16	2,378,224
May 2011	8.86	6.11	2,236,004
June 2011	7.16	5.26	2,345,454
July 2011	6.86	5.62	2,223,804
August 2011	6.64	5.32	2,683,872
September 2011	6.40	3.89	3,587,520
October 2011	4.86	3.45	3,118,309
November 2011	5.04	3.85	2,402,160
December 1 to 12 2011	4.29	3.47	2,775,733

Consolidated Capitalization

The following table sets forth the consolidated unaudited capitalization and indebtedness of US Gold and McEwen Mining Inc., as at September 30, 2011 before and after giving effect to the Arrangement.

	US Gold as at September 30, 2011	McEwen Mining Inc. as at September 30, 2011 (After giving effect to the Arrangement)
	(in millions)	(in millions)
Cash and cash equivalents	32.8	69.3
Shareholders’ equity:
Common stock: no par value, 250,000,000 shares authorized; 136,473,613 US Gold common shares issued and outstanding as of September 30, 2011; 3,279,106 2007 Exchangeable Shares issued and outstanding; and 267,079,703 McEwen Mining Inc. shares and exchangeable shares (2007 Exchangeable Shares and Exchangeable Shares) issued and outstanding	613.1	1,085.6
Accumulated deficit	(376.9)	(378.0)
Accumulated other comprehensive loss	(0.5)	(0.5)
Total shareholders’ equity	235.6	707.1

Notes:

The financial information for US Gold as at September 30, 2011 was extracted without material adjustment from the unaudited consolidated interim financial statements of US Gold for the three and nine month period ended September 30, 2011 prepared in accordance with US GAAP.

APPENDIX “J”

INFORMATION CONCERNING EXCHANGECO

Exchangeco was incorporated under the ABCA on September 19, 2011 as an indirect wholly-owned subsidiary of US Gold. Exchangeco’s head office is located at Bay Wellington Tower, 181 Bay Street, Suite 4750, P.O. Box 792, Toronto, Ontario, Canada M5J 2T3 and its telephone number is (866) 441-0690. Exchangeco’s registered office is located at 2900, 10180-101 Street, Edmonton, Alberta, Canada, T5J 3V5.

Exchangeco was incorporated for the sole purpose of implementing the Arrangement and has not carried on any active business since incorporation other than in connection with its role as a party to the Arrangement Agreement. Upon completion of the Arrangement, Minera Andes will be the only wholly-owned subsidiary of Exchangeco.

Exchangeco is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. Upon completion of the Arrangement, Exchangeco will become a reporting issuer in the provinces of Canada in which Minera Andes is currently a reporting issuer, by virtue of the completion of the Arrangement.  See “The Arrangement — Securities Laws Considerations — Canadian Securities Laws Considerations”.

The Exchangeable Shares to be issued pursuant to the Arrangement are expected to be listed on the TSX under the symbol “MAQ”. The Exchangeable Shares will not be listed on a national securities exchange in the U.S.

Description of Share Capital of Exchangeco

The authorized capital of Exchangeco consists of an unlimited number of common shares and an unlimited number of Exchangeable Shares.  As of December 12, 2011, there was 1,000 common shares in the capital of Exchangeco issued and outstanding, which is held by Callco, a wholly-owned subsidiary of US Gold, and no Exchangeable Shares outstanding.

Common Shares

The holders of common shares of Exchangeco are entitled to receive notice of, and attend, all meetings of the shareholders of Exchangeco and to one vote for each share held of record on all matters submitted to a vote of holders of common shares of Exchangeco except that with respect to the election or appointment of directors, the common shares of Exchangeco entitle the holders thereof to vote on the election or appointment of two (2) out of the three (3) directors of Exchangeco.  The remaining one (1) director shall be elected or appointed by the holders of the Exchangeable Shares.

Subject to the prior rights of the holders of any shares ranking senior to the common shares of Exchangeco with respect to priority in the payment of dividends, the holders of common shares of Exchangeco are entitled to receive such dividends as may be declared by the board of directors of Exchangeco out of funds legally available for such dividends.  Holders of common shares of Exchangeco are entitled upon any liquidation, dissolution or winding-up of Exchangeco, subject to the prior rights of the holders of any shares ranking senior to the Exchangeco common shares, to receive the remaining property and assets of Exchangeco.

Exchangeable Shares

See “Description of Exchangeable Shares” of this Information Circular for a summary of certain provisions of the Exchangeable Shares which will be created prior to the Effective Time.

Dividends

Since incorporation, Exchangeco has not paid a dividend on the common shares of Exchangeco and has no policy in respect of the payment of any such dividends. Any decision to declare and pay dividends on any shares of Exchangeco in the future will be made by the board of directors of Exchangeco on the basis of the terms and conditions attaching to such shares, financial conditions and other conditions and factors existing at the time and which the board of directors of Exchangeco may consider appropriate in the circumstances. As described under the section of this Information Circular, “Description of Exchangeable

Shares — Dividends”, holders of Exchangeable Shares will also be entitled to receive from Exchangeco dividends that are equivalent to any dividends paid on the US Gold Shares from time to time.

Prior Sales

On September 19, 2011, Exchangeco issued 1,000 common share in the capital of Exchangeco to Callco at a price of C$1.00 per share.

Directors and Executive Officers of Exchangeco

The following table sets forth the name, province or state and country of residence, position with Exchangeco and the principal occupation of each of the directors and executive officers of Exchangeco during the past five years:

Name, State and Country of Residence	Position(s) with Exchangeco	Principal Occupation	Director Since
Ian Ball Ontario, Canada	Director	Chief Executive Officer, US Gold and Minera Andes	September 19, 2011
Perry Ing Ontario, Canada	Director, Vice President and Secretary — Treasurer	Chief Financial Officer, US Gold and Minera Andes	September 19, 2011
Robert McEwen Ontario, Canada	Director, Chairman and Chief Executive Officer	Senior Vice President, US Gold	September 19, 2011

Each of the directors of Exchangeco will serve in such capacity until the date of the next annual meeting of the holders of the common shares of Exchangeco or until his successor is duly elected or appointed, in each case unless such director’s office is vacated prior to the next meeting of holders of the common shares of Exchangeco.

Executive Compensation

Neither the directors nor the officers of Exchangeco currently receive any form of compensation in connection with their service to Exchangeco.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of Exchangeco is, as at the date hereof or has been within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Exchangeco) that was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days issued: (1) while that person was acting as director, chief executive officer or chief financial officer; or (2) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

No director or executive officer of Exchangeco nor, to the knowledge of Exchangeco, any shareholder holding a sufficient number of securities of Exchangeco to affect materially the control of Exchangeco (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any corporation (including Exchangeco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of Exchangeco or, to Exchangeco’s knowledge, a shareholder holding a sufficient number of securities of the Exchangeco to affect materially the control of the Exchangeco, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Exchangeco are subject with respect to the operations of Exchangeco. Certain of the directors and officers of Exchangeco serve as directors and officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors and officers of Exchangeco may be engaged in direct competition with Exchangeco. Any conflicts of interest will be subject to and governed by laws applicable to directors’ and officers’ conflicts of interest, including the procedures prescribed under the ABCA. The ABCA requires that directors and officers of Exchangeco, who are also directors or officers of a party which enters into a material contract with Exchangeco or who otherwise have a material interest in a contract entered into by Exchangeco, must disclose their interest and, in certain instances, refrain, from voting on any resolution of Exchangeco’s directors to approve the contract.

Indebtedness of Directors and Executive Officers

No director, officer, employee, former director, officer or employee of Exchangeco, nor any associate of the foregoing, is or was indebted to Exchangeco at any time since its incorporation or to any other entity if the indebtedness is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Exchangeco.

Legal Proceedings and Regulatory Actions

Exchangeco is not party to, and none of its property is or was the subject of, any legal proceedings and to the knowledge of Exchangeco no such legal proceedings are contemplated.

No penalties or sanctions have been imposed against Exchangeco by a court relating to provincial and territorial securities legislation or by a securities regulatory authority since incorporation and no settlement agreements have been entered into before a court relating to provincial and territorial securities legislation or with a securities regulatory authority since incorporation.

Interests of Management in Material Transactions

Except as otherwise disclosed in this Information Circular, no director or executive officer of Exchangeco or person or company owing more than 10% of the common shares of Exchangeco or any associate or affiliate of the foregoing has any material interest, direct or indirect, of any transaction since incorporation of Exchangeco that has materially affected or is reasonably expected to materially affect Exchangeco.

Material Contracts

The only material contract entered into by Exchangeco since incorporation is the Arrangement Agreement. Concurrently with the closing of the Arrangement, Exchangeco will enter into the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement.

Transfer Agent and Registrar

The transfer agent and registrar for the Exchangeable Shares will be Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 and 530 — 8th Avenue SW, Suite 600, Calgary, Alberta, T2P 3S8.

Financial Statements

The unaudited financial statements of Exchangeco as at September 30, 2011 are attached to this Information Circular as Appendix “K”.

APPENDIX “K”

UNAUDITED FINANCIAL STATEMENTS OF EXCHANGECO

McEwen Mining — Minera Andes Acquisition Corp.
Unaudited Balance Sheet
As at September 30, 2011
(in thousands)

Assets
Cash	$1
Total assets	$1
Shareholders’ Equity
Common Stock	$1
Total shareholders’ equity	$1

Notes to the Unaudited Financial Statements as at September 30, 2011

1. Organization

McEwen Mining - Minera Andes Acquisition Corp. (“Exchangeco”) was incorporated on September 19, 2011 in Alberta, Canada.  Exchangeco was formed for the sole purpose of facilitating the Arrangement as the issuer of the exchangeable shares.  Exchangeco has not carried on any active business operations since its incorporation other than in connection with its role as a party to the Arrangement.  Exchangeco did not generate any revenues and incurred only nominal expenses during the period from the date of its incorporation through September 30, 2011.

K-1

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-1513

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

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Outside North America, Banks and Brokers Call Collect: 416-867-2272